Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 6/30/2016	OFFICIAL USE ONLY



WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Options Exchange LLC



16019750

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   101 Arch Street, Suite 610, Boston, MA 02110

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   (617) 235-2235 (Telephone) (617) 235-2253 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Lisa J. Fall (Name) President (Title) (617) 235-2235 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/2016 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) ~~Lisa J. Fall, President~~ (Printed Name and Title)

Subscribed and sworn before me this ______ day of ____________ (Month), ________ (Year) by ________________ (Notary Public)

My Commission expires ______________ County of ________________ S tate of ________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

JILLIAN H. PALMER NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMM. EXPIRES MAY 27, 2022



June 30, 2016

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 20 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 20 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and the following, except as provided in connection with Securities Exchange Act of 1934 (the "Exchange Act") Rule 6a-2(d)(3), where noted:

1. Complete Exhibits D, I, K, M and N pursuant to Exchange Act Rule 6a-2(b).[1]

2. Complete Exhibits A, B, C and J pursuant to Exchange Act Rule 6a-2(c).[2]

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 20.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

---

[1] 17 C.F.R. § 240.6a-2(b).

[2] 17 C.F.R. § 240.6a-2(c).


BOX
OPTIONS

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 20
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 20. The Form 1 application is not being modified in any respect other than to the extent set forth below.


BOX
OPTIONS

Amendment to:

Exhibit A

Request:
A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit A is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit A as set forth below.

Response:

Copies of the below listed Exchange documents are continuously available on the Exchange's website at the following address: http://boxoptions.com/regulatory/corporate-governance/ .

1. Certificate of Formation

2. Limited Liability Company Agreement

3. Bylaws

The Exchange certifies that the information available at the above location is accurate as of its date.


BOX
OPTIONS

Amendment to:

Exhibit B

Request:
A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit B is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit B as set forth below.

Response:

The requested information is continuously available on the Exchange's website at the following address: http://boxoptions.com/regulatory/ and http://boxoptions.com/circulars/. This includes, but is not limited to, the Rules of the Exchange, rule filings, regulatory circulars, and pilot reports.

The Exchange certifies that the information available at the above location is accurate as of its date.


BOX
OPTIONS

Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit C is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit C as set forth below.


BOX
OPTIONS

Response:

BOX Holdings Group LLC

1. Name: BOX Holdings Group LLC
   Address: 101 Arch Street, Suite 610, Boston, MA 02110

2. Limited Liability Company

3. BOX Holdings Group LLC was formed under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et. seq.) on August 26, 2010.

4. BOX Holdings Group LLC is 40.06% owned by MX US 2, Inc. MX US 2, Inc. also holds a 20% voting interest and a 40% economic interest in the Exchange. BOX Holdings Group LLC is the 100% owner of BOX Market LLC, a facility of the Exchange.

5. BOX Holdings Group LLC serves as a vehicle for holding interests in BOX Market LLC.

6. Not applicable.

7. See Exhibit C-1, BOX Holdings Group LLC Limited Liability Company Agreement.

8. Not applicable.

9. Officers of BOX Holdings Group LLC:
   - Tony McCormick, CEO
   - Lisa Fall, Secretary

   Directors of BOX Holdings Group LLC:
   - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
   - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
   - Nicole Rosenberg, Vice President, Corporate & Securities, TMX Group Limited.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group



- Ryan Gould, Managing Director, Citigroup Inc.
- Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
- Kenneth MacHarg, Managing Director, JP Morgan

Committees:

Audit Committee:
- David Battan
- Ryan Gould
- Peter Layton
- Alain Miquelon

Compensation Committee:
- Alain Miquelon
- Peter Layton
- Milan Galik

Executive Committee:
- Peter Layton
- David Battan
- Ed Boyle
- William Easley
- Alain Miquelon

10. Not applicable.

BOX Market LLC

1. Name: BOX Market LLC
   Address: 101 Arch Street, Suite 610, Boston, MA 02110
2. Limited Liability Company
3. BOX Market LLC was formed under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et. seq.) on August 26, 2010.
4. BOX Market LLC is a wholly-owned subsidiary of BOX Holdings Group LLC. BOX Market LLC operates as a facility of the Exchange pursuant to a Facility Agreement between BOX Market LLC and the Exchange.
5. BOX Market LLC operates an equity options market as a facility of the Exchange.
6. Not applicable.
7. See Exhibit C-2, BOX Market LLC Limited Liability Company Agreement.



8. Not applicable.

9. Officers of BOX Market LLC:
    - Tony McCormick, CEO
    - Lisa Fall, EVP, Chief Legal Officer & Secretary
    - Patrick Zielinski - SVP, Market Operations

   Directors of BOX Market LLC:
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
    - Nicole Rosenberg, Vice President, Corporate & Securities, TMX Group Limited.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group
    - Ryan Gould, Managing Director, Citigroup Inc.
    - Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
    - Kenneth MacHarg, Managing Director, JP Morgan

   Committees:

   Audit Committee:
    - David Battan
    - Ryan Gould
    - Peter Layton
    - Alain Miquelon

   Compensation Committee:
    - Alain Miquelon
    - Peter Layton
    - Milan Galik

   Executive Committee:
    - Peter Layton
    - David Battan
    - Ed Boyle
    - William Easley
    - Alain Miquelon

10. Not applicable.


BOX
OPTIONS

TMX Group Limited

1. Name: TMX Group Limited
   Address: The Exchange Tower, 130 King Street West, Toronto, ON MSX 1J2

2. Corporation

3. TMX Group Limited was incorporated under the laws of Ontario, Canada on April 28, 2011 and is publicly traded.

4. TMX Group Limited holds 100% of the outstanding shares of TMX Group Inc. TMX Group Inc. is the sole owner of Bourse de Montréal Inc. Bourse de Montréal Inc. is the sole owner of MX US 1, Inc., which is the sole owner of MX US 2, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 40.06% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Market LLC, a facility of the Exchange.

5. TMX Group Limited is the parent company of TMX Group Inc. and also holds 100% ownership interest in The Canadian Depository for Securities Limited, a provider of depository, clearing, settlement, regulatory and information services, and in Alpha Trading Systems Inc., which holds a 100% ownership interest in Alpha Trading Systems Limited Partnership, parent company of an automated securities exchange.

6. Not applicable.

7. See Exhibit C-3, pages 1-57, TMX Group Limited Articles of Incorporation and amendments.

8. See Exhibit C-3, pages 58-76, TMX Group Limited By-Laws.

9. Directors of TMX Group Limited:
   - Charles Winograd, Chair; Senior Managing Partner, Elm Park Capital Management; President, Winograd Capital Inc.
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Denyse Chicoyne, Corporate Director
   - Louis Eccleston, CEO, TMX Group Limited
   - Christian Exshaw, Managing Director and Head Global Markets, CIBC World Markets Inc.
   - Marie Giguère, Executive Vice-President, Legal Affairs and Secretariat, Caisse de dépôt et placement du Québec
   - Jeff Heath, Corporate Director
   - Martine Irman, Senior Vice President, TD Group and Vice Chair, Head of Global Enterprise Banking, TD Securities


BOX
OPTIONS

- Harry Jaako, Executive Officer and Principal, Discovery Capital Management Corp.; President, British Columbia Discovery Fund (VCC) Inc.
- Lise Lachapelle, Strategic and Economic Consultant and Corporate Director
- William Linton, Corporate Director
- Jean Martel, Barrister & Solicitor, Partner, Lavery, de Billy LLP
- Peter Pontikes, Senior Vice President, Public Equities, Alberta Investment Management Corporation
- Gerri Sinclair, Digital Technologies Consultant; Corporate Director
- Kevin Sullivan, Deputy Chairman, GMP Capital Inc.
- Anthony Walsh, Corporate Director
- Eric Wetlaufer, Senior Managing Director & Global Head of Public Market Investments, Canada Pension Plan Investment Board
- Michael Wissell, Senior Vice-President, Portfolio Construction Group, Ontario Teachers' Pension Plan Board

Officers of TMX Group Limited:

- Charles Winograd, Chair of the Board
- Louis Eccleston, Chief Executive Officer
- Jean Desgagné, President and CEO, Global Enterprise Services
- Frank DiLiso, Interim Chief Financial Officer
- Cheryl Graden, Senior Vice President, Group Head of Legal and Business Affairs and Corporate Secretary
- Mary Lou Hukezalie, Senior Vice President, Group Head of Human Resources
- Alain Miquelon, President and Chief Executive Officer, Montreal Exchange, Group Head of Derivatives
- Jim Oosterbaan, President, NGX, Group Head of Energy
- Michael Ptasznik, Senior Vice President and Group Head Chief Financial Officer
- Eric Sinclair, President, TMX Datalinx, Group Head of Information Services
- Nicholas Thadaney, President and CEO, Global Equity Capital Markets

10. Not applicable.


BOX
OPTIONS

TMX Group Inc.

1. Name: TMX Group Inc.
   Address: The Exchange Tower, 130 King Street West, Toronto, ON MSX 1J2.

2. Corporation.

3. TMX Group Inc. was incorporated under the laws of Ontario, Canada on August 23, 2002.

4. TMX Group Inc. is the sole owner of Bourse de Montréal Inc. Bourse de Montréal Inc. is the sole owner of MX US 1, Inc., which is the sole owner of MX US 2, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 40.06% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Market LLC, a facility of the Exchange.

5. TMX Group Inc. is a wholly-owned subsidiary of TMX Group Limited and the holding company for the TMX group companies, which operate cash and derivative markets for multiple asset classes including equities, fixed income and energy. TMX Group Inc. is the sole owner of Toronto Stock Exchange, TSX Venture Exchange and Bourse de Montréal Inc., among other TMX group companies. TMX group companies provide clearing facilities, data products and other services to the international financial community.

6. Not applicable.

7. See Exhibit C-4, pages 1-91, TMX Group Inc. Articles of Incorporation and amendments.

8. See Exhibit C-4, pages 92-112, TMX Group Inc. By-Laws.

9. Directors of TMX Group Inc.:
   - Charles Winograd, Chair; Senior Managing Partner, Elm Park Capital Management; President, Winograd Capital Inc.
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Denyse Chicoyne, Corporate Director
   - Louis Eccleston, CEO, TMX Group Limited
   - Christian Exshaw, Managing Director and Head Global Markets, CIBC World Markets Inc.
   - Marie Giguère, Executive Vice-President, Legal Affairs and Secretariat, Caisse de dépôt et placement du Québec
   - Jeff Heath, Corporate Director
   - Martine Irman, Senior Vice President, TD Group and Vice Chair, Head of Global Enterprise Banking, TD Securities



- Harry Jaako, Executive Officer and Principal, Discovery Capital Management Corp.; President, British Columbia Discovery Fund (VCC) Inc.
- Lise Lachapelle, Strategic and Economic Consultant and Corporate Director
- William Linton, Corporate Director
- Jean Martel, Barrister & Solicitor, Partner, Lavery, de Billy LLP
- Peter Pontikes, Senior Vice President, Public Equities, Alberta Investment Management Corporation
- Gerri Sinclair, Digital Technologies Consultant; Corporate Director
- Kevin Sullivan, Deputy Chairman, GMP Capital Inc.
- Anthony Walsh, Corporate Director
- Eric Wetlaufer, Senior Managing Director & Global Head of Public Market Investments, Canada Pension Plan Investment Board
- Michael Wissell, Senior Vice-President, Portfolio Construction Group, Ontario Teachers' Pension Plan Board

Officers of TMX Group Inc.:

- Charles Winograd, Chair of the Board
- Louis Eccleston, Chief Executive Officer
- Jean Desgagné, President and CEO, Global Enterprise Services
- Cheryl Graden, Senior Vice President, Group Head of Legal and Business Affairs
- Mary Lou Hukezalie, Senior Vice President, Group Head of Human Resources
- Alain Miquelon, President and Chief Executive Officer, Montreal Exchange, Group Head of Derivatives
- Jim Oosterbaan, President, NGX, Group Head of Energy
- Michael Ptasznik, Senior Vice President and Group Head Chief Financial Officer
- Nicholas Santini, Corporate Secretary
- Eric Sinclair, President, TMX Datalinx, Group Head of Information Services
- Nicholas Thadaney, President and CEO, Global Equity Capital Markets

10. Not applicable.

Bourse de Montréal Inc.

1. Name: Bourse de Montréal Inc.
   Address: Tour de la Bourse, P.O. Box 61, 800 Victoria Square, Montréal, Quebec, H4Z 1A9, Canada.


BOX
OPTIONS

2. Corporation.
3. Bourse de Montréal Inc. was formed in Quebec under the Companies Act on May 1, 2008.

4. Bourse de Montréal Inc. is a wholly-owned subsidiary of TMX Group Inc. Bourse de Montréal Inc. is the sole owner of MX US 1, Inc., which is the sole owner of MX US 2, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 40.06% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Market LLC, a facility of the Exchange.

5. Bourse de Montréal Inc. operates a financial derivatives exchange in Canada and is a leading provider of information technology services and clearing services. Bourse de Montréal Inc. will provide information technology services to the Exchange and to BOX Market LLC, a facility of the Exchange.

6. Not applicable.

7. See Exhibit C-5, pages 1-21, Bourse de Montréal Inc. Articles of Incorporation.

8. See Exhibit C-5, pages 22-38, Bourse de Montréal Inc. By-Laws.

9. Directors of Bourse de Montréal Inc.:
   - Charles Winograd, Chair; Senior Managing Partner, Elm Park Capital Management; President, Winograd Capital Inc.
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Denyse Chicoyne, Corporate Director
   - Louis Eccleston, CEO, TMX Group Limited
   - Christian Exshaw, Managing Director and Head Global Markets, CIBC World Markets Inc.
   - Marie Giguère, Executive Vice-President, Legal Affairs and Secretariat, Caisse de dépôt et placement du Québec
   - Jeff Heath, Corporate Director
   - Martine Irman, Senior Vice President, TD Group and Vice Chair, Head of Global Enterprise Banking, TD Securities
   - Harry Jaako, Executive Officer and Principal, Discovery Capital Management Corp.; President, British Columbia Discovery Fund (VCC) Inc.
   - Lise Lachapelle, Strategic and Economic Consultant and Corporate Director
   - William Linton, Corporate Director
   - Jean Martel, Barrister & Solicitor, Partner, Lavery, de Billy LLP
   - Peter Pontikes, Senior Vice President, Public Equities, Alberta Investment Management Corporation
   - Gerri Sinclair, Digital Technologies Consultant; Corporate Director


BOX
OPTIONS

- Kevin Sullivan, Deputy Chairman, GMP Capital Inc.
- Anthony Walsh, Corporate Director
- Eric Wetlaufer, Senior Managing Director & Global Head of Public Market Investments, Canada Pension Plan Investment Board
- Michael Wissell, Senior Vice-President, Portfolio Construction Group, Ontario Teachers' Pension Plan Board

Officers of Bourse de Montréal Inc.:

- Charles Winograd, Chair of the Board
- Alain Miquelon, President and Chief Executive Officer
- Léon Bitton, Vice-President, Research and Development
- Frank Di Liso, Vice President, Finance and Administration
- Brian Z. Gelfand, Vice President and Chief Regulatory Officer
- Jean Guilbault, Vice-President, Software Product Development, ITS
- Cheryl Graden, Senior Vice President, Head of Legal and Business Affairs
- Mary Lou Hukezalie, Senior Vice President, Head of Human Resources
- Michael Ptasznik, Senior Vice President and Chief Financial Officer
- Nicholas Santini, Corporate Secretary

10. Not applicable.

MX US 1, Inc.

1. Name: MX US 1, Inc.
   Address: 2711 Centreville Road, Suite 400, Wilmington, DE 19808.

2. Corporation.

3. MX US 1, Inc. was incorporated under Section 101 of the General Corporation Law of the State of Delaware on July 10, 2008.

4. MX US 1, Inc. is a wholly-owned subsidiary of Bourse de Montréal Inc. MX US 1, Inc. is the sole owner of MX US 2, Inc., which holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 40.06% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Market LLC, a facility of the Exchange.

5. MX US 1, Inc. has no operations and is a vehicle for holding interests in MX US 2, Inc.

6. Not applicable.

7. See Exhibit C-6, pages 1-8, MX US 1, Inc. Articles of Incorporation.



8. See Exhibit C-6, pages 9-28, MX US 1, Inc. By-Laws.

9. Directors of MX US 1, Inc.:
   - Alain Miquelon, Director

   Officers of MX US 1, Inc.:
   - Alain Miquelon, President
   - Nicholas Santini, Secretary

10. Not applicable.

MX US 2, Inc.

1. Name: MX US 2, Inc.
   Address: 2711 Centreville Road, Suite 400, Wilmington, DE 19808.

2. Corporation.

3. MX US 2, Inc. was incorporated under Section 101 pursuant to the General Corporation Law of the State of Delaware on December 27, 2007.

4. MX US 2, Inc. is a wholly-owned subsidiary of MX US 1, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 40.06% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Market LLC, a facility of the Exchange.

5. MX US 2, Inc. has no operations and is a vehicle for holding interests in BOX Holdings Group LLC and the Exchange.

6. Not applicable.

7. See Exhibit C-7, pages 1-16, MX US 2, Inc. Articles of Incorporation.

8. See Exhibit C-7, pages 17-36, MX US 2, Inc. By-Laws.

9. Directors of MX US 2, Inc.:
   - Alain Miquelon, Director

   Officers of MX US 2, Inc.:
   - Alain Miquelon, President
   - Nicholas Santini, Secretary

10. Not applicable.


BOX
OPTIONS

Indirect Foreign Affiliates

The parent ownership structure of MX US 1, Inc. is comprised entirely of foreign entities (the "Foreign Direct Affiliates"), which in turn own interests, either directly or indirectly, of 25 percent or more in a number of other entities (such Foreign Direct Affiliate-owned entities, not including dormant entities, collectively the "Foreign Indirect Affiliates").

See Exhibit C-8 for the corporate structure of TMX Group Limited organizational chart as well as a table of affiliated entities information.


BOX
OPTIONS

Exhibit C-1 – BOX Holdings Group LLC Limited Liability Company Agreement

BOX HOLDINGS GROUP LLC

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

BOX HOLDINGS GROUP LLC

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

This Amended and Restated Limited Liability Company Agreement (this "Agreement") is made as of September 10, 2015 (the "Effective Date"), by and among MX US 2, Inc., a Delaware corporation ("MXUS2"), IB Exchange Corp, a corporation organized under the laws of Delaware ("IB"), Citigroup Financial Products Inc., a corporation organized under the laws of Delaware ("Citigroup"), Strategic Investments II, Inc., a corporation organized under the laws of Delaware ("Strategic Investments"), Citadel Securities LLC, a limited liability company organized under the laws of Delaware ("Citadel"), Credit Suisse First Boston Next Fund Inc., a corporation organized under the laws of Delaware ("CSFB"), Lab Morgan Corp., a corporation organized under the laws of Delaware ("Lab Morgan"), UBS Americas Inc., a corporation organized under the laws of Delaware ("UBS"), Aragon Solutions Ltd., a company organized under the laws of the British Virgin Islands ("Aragon"), BOX Holdings Group LLC, a limited liability company organized under the laws of Delaware ("BOX Holdings"), and each other Person that has executed and delivered a counterpart to this Agreement accepted by BOX Holdings and that is reflected as such on the Membership Record, in accordance with the terms hereof, and the Exchange.

WHEREAS, on August 26, 2010, a Certificate of Formation (the "Certificate") was filed by BOX Holdings with the office of the Secretary of State of the State of Delaware for the purpose of commencing the existence of BOX Holdings, pursuant to the LLC Act (as defined below);

WHEREAS, BOX Holdings and certain members are parties to that certain Limited Liability Company Agreement of BOX Holdings, dated as of May 10, 2012 (the "Original LLC Agreement");

WHEREAS, the Members desire to amend and restate the Original LLC Agreement upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby amend and restate the Original LLC Agreement and agree as follows:

Article 1

Definitions

1.1 **Certain Defined Terms.** As used in this Agreement, the following capitalized terms have the following meanings.

"Additional Capital Contribution" means any Capital Contribution effected pursuant to Section 6.3 hereof.

"Adjusted Capital Account" means, with respect to each Member, the balance in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i) credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement and the amount such Member is obligated to restore or deemed to be obligated to restore pursuant to §1.704-1(b)(2)(ii)(c) of the Treasury Regulations or to the penultimate sentence of each of §1.704-2(g)(1) and §1.704-2(i)(5) of the Treasury Regulations; and

(ii) debit to such Capital Account such Member's share of the items described in §1.704-1(b)(2)(ii)(d)(4), §1.704-1(b)(2)(ii)(d)(5) and §1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Adjusted Capital Account Deficit" means, with respect to each Member, the deficit balance, if any, in such Member's Adjusted Capital Account as of the end of the relevant Fiscal Year.

"Advisors" means, with respect to any Person, any of such Person's attorneys, accountants or consultants.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise with respect to such Person. A Person is presumed to control any other Person, if that Person: (i) is a director, general partner, or officer exercising executive responsibility (or having similar status or performing similar functions); (ii) directly or indirectly has the right to vote 25 percent or more of a class of voting security or has the power to sell or direct the sale of 25 percent or more of a class of voting securities of the Person; or (iii) in the case of a partnership, has contributed, or has the right to receive upon dissolution, 25 percent or more of the capital of the partnership.

"Agreement" has the meaning set forth in the recitals hereto.

"Aragon" has the meaning set forth in the preamble.

"Audit Committee" has the meaning set forth in Section 4.2(e) hereof.

"Bankruptcy" has the meaning ascribed thereto in Section 18-304 of the LLC Act.

"Board" has the meaning set forth in Section 4.1(a) hereof.

"BOX" means BOX Market LLC, a Delaware limited liability company.

"BOX Holdings" has the meaning set forth in the preamble.

"BOX LLC Agreement" means the Amended and Restated Limited Liability Company Agreement of BOX, as the same may be amended from time to time.

"BOX Market" means the market that is developed and operated by BOX pursuant to the BOX LLC Agreement.

"BOX Options Participant" means a firm or organization that is registered with the Exchange pursuant to BOX Rule 2000 Series for purposes of participating in options Trading on the BOX Market as an order flow provider or market maker.

"BOX Products" means (i) option contracts on Individual U.S. Equities, (ii) option contracts on U.S. Equity indices, (iii) option contracts on U.S. Exchange traded funds, (iv) single stock futures on Individual U.S. Equities and (v) such other products as the Board may from time to time approve for Trading on the BOX Market.

"BOX Rule" means the rules of the Exchange that constitute the "rules of an exchange" within the meaning of Section 3 of the Exchange Act, and that pertain to the BOX Market.

"Capital Account" means a separate account maintained for each Member in the manner described in this paragraph, which is intended to comply with and be interpreted and applied consistently with §704(b) of the Code and the Treasury Regulations under §1.704-1(b)(2)(iv).

In connection with the maintenance of Capital Accounts for the Members, the Board may make adjustments consistent with Treasury Regulations §1.704-1(b)(2)(iv)*(f)* upon the occurrence of any event described in Treasury Regulations §1.704-1(b)(2)(iv)*(f)*(5). The Members' Capital Accounts shall be further adjusted in accordance with Treasury Regulations §1.704-1(b)(2)(iv)*(g)* in the event of a revaluation of BOX Holdings property pursuant to Treasury Regulations §1.704-1(b)(2)(iv)*(f)*, or if required by Treasury Regulations §1.704-1(b)(2)(iv)*(d)*(3). Any reference in this Agreement to the Capital Account of a then Member shall include the Capital Account of any prior Member in respect of the same Unit or Units. For purposes of this Agreement, for any period of time during which any Member owns Units of more than one class (e.g., Class A Membership Units and Class B Membership Units), the portion of the Member's Capital Account that is attributable to its Class A Membership Units shall be referred to as its "Class A Sub-Account," the portion of its Capital Account that is attributable to its Class B Units shall be referred to as its "Class B Sub-Account," and the portion of its Capital Account attributable to its Class C Units shall be referred to as its "Class C Sub-Account." The initial balance of each Member's Capital Account, Class A Sub-Account, Class B Sub-Account, and Class C Sub-Account shall be reflected on the books and records of BOX Holdings.

"Capital Contribution" means the amount of cash and the initial Gross Asset Value of all property and/or services contributed to BOX Holdings by a Member in its capacity as such at any point in time, including any Additional Capital Contributions. All such amounts contributed shall be reflected on the books and records of BOX Holdings. Any reference in this Agreement to the Capital Contribution of a Member shall include the Capital Contribution of any prior Member in respect of the same Unit or Units.

"CEO" has the meaning set forth in Section 4.8 hereof.

"Certificate" has the meaning set forth in the recitals hereto.

"Chairman" has the meaning set forth in Section 4.6 hereof.

"Citadel" has the meaning set forth in the preamble.

"Citigroup" has the meaning set forth in the preamble.

"Class A Member" shall mean (i) each of the parties identified as holders of Class A Membership Units in the Membership Record, provided such party has executed a counterpart of this Agreement, (ii) any Transferee of all or any portion of the Class A Membership Units of a Class A Member who has been admitted to BOX Holdings as an additional Member in accordance with the terms of this Agreement, (iii) any Class B Member that has converted Class B Membership Units into Class A Membership Units pursuant to Section 2.5(d) hereof, or (iv) any Class C Member whose Class C Membership Units have been converted into Class A Membership Units pursuant to Section 2.5(e) hereof, or (v) any other Person who has been admitted to BOX Holdings as a Class A Member in accordance with the terms of this Agreement.

"Class A Membership Units" or "Class A Units" shall mean equal units of limited liability company interest in BOX Holdings, including an interest in the ownership and profits and losses of BOX Holdings and the right to receive distributions from BOX Holdings as set forth in this Agreement.

"Class B Liquidation Preference Amount" means, with respect to any Class B Membership Unit, an amount equal to the Class B Purchase Price of the Class B Unit plus any accrued but unpaid Class B Dividends (as defined in the Original LLC Agreement) with respect thereto.

"Class B Member" shall mean (i) each of the parties holding Class B Membership Units and identified as holders of Class B Membership Units in the Membership Record, (ii) any Transferee of all or any portion of the Class B Membership Units of a Class B Member who has been admitted to BOX Holdings as an additional Member in accordance with the terms of this Agreement or (iii) any other Person who has been admitted to BOX Holdings as a Class B Member in accordance with the terms of this Agreement.

"Class B Membership Units" or "Class B Units" shall be identical to Class A Membership Units except as otherwise expressly provided in this Agreement.

"Class B Purchase Price" means $6,367.80 per Class B Unit.

"Class C Member" shall mean (i) each of the parties identified as holders of Class C Membership Units in the Membership Record, provided such party has executed a counterpart of this Agreement and the Members Agreement, (ii) any Transferee of all or any portion of the Class C Membership Units of a Class C Member who has been admitted to BOX Holdings as an additional Member in accordance with the terms of this Agreement, or (iii) any other Person who has been admitted to BOX Holdings as a Class C Member in accordance with the terms of this Agreement.

"Class C Membership Units" or "Class C Units" shall be identical to Class A Membership Units except as otherwise expressly provided in this Agreement.

"Class C Conversion Date" shall mean January 1, 2020.

"Class C Threshold Date" shall mean the first date on which Voting Class C Units comprise at least twenty-five percent (25%) of all then outstanding Voting Units on a fully diluted basis.

"Class C Transfer Notice" has the meaning set forth in Section 7.6(c)(i) hereof.

"Code" means the United States Internal Revenue Code of 1986, as amended and in effect from time to time.

"Company Minimum Gain" means partnership minimum gain with respect to BOX Holdings, as defined and determined under Treasury Regulations §1.704-2(b)(2) and §1.704-2(d).

"Compensation Committee" has the meaning set forth in Section 4.2(f) hereof.

"Competing Business" means any electronic market for the Trading of any of the BOX Products.

"Confidential Information" of any Person includes any financial, scientific, technical, trade or business secrets of such Person or any Affiliate of such Person and any financial, scientific, technical, trade or business materials that such Person or any Affiliate of such Person treats, or is obligated to treat, as confidential or proprietary, including, but not limited to, (i) confidential information as it pertains to the Exchange or BOX Market regarding disciplinary matters, trading data, trading practices and audit information, (ii) innovations or inventions belonging to such Person or any Affiliate of such Person, and (iii) confidential information obtained by or given to such Person or any Affiliate of such Person about or belonging to its suppliers, licensors, licensees, partners, affiliates, customers, potential customers or others. The definition of "Confidential Information," of a Person as it relates to any other Person, shall not include information which: (i) is publicly known through publication or otherwise through no wrongful act of such other Person; or (ii) is received by such other Person from a third party who rightfully discloses it to such other Person without restriction on its subsequent disclosure.

"Controlling Interest" has the meaning set forth in Section 7.4(g)(v) hereof.

"Controlling Person" has the meaning set forth in Section 7.4(g)(v) hereof.

"CSFB" has the meaning set forth in the preamble.

"Delaware UCC" has the meaning set forth in Section 2.7 hereof.

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an asset for such Fiscal Year or other period; provided however, that if the Gross Asset Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and provided further that, if the U.S. federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Tax Matters Member.

"DGCL" has the meaning set forth in Section 4.2(b) hereof.

"Directors" has the meaning set forth in Section 4.1(a) hereof. Each Director shall be a "manager" within the meaning of the LLC Act.

"Disclosing Party" has the meaning set forth in Section 15.3 hereof.

"Excess Units" has the meaning set forth in Section 7.4(h) hereof.

"Effective Date" has the meaning set forth in the preamble.

"Exchange" means BOX Options Exchange LLC, the SRO appointed to provide regulatory services to BOX, which is not a Member or equity holder of BOX Holdings.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Executive Committee" has the meaning set forth in Section 4.2(c) hereof.

"Facility Agreement" means the Facility Agreement entered into by and between BOX and the Exchange dated May 7, 2012, as amended from time to time.

"Fiscal Year" has the meaning set forth in Section 11.3 hereof.

"Financing Event" has the meaning set forth in Section 2.5(c) hereof.

"Free Cash Flow" means consolidated net income, plus depreciation, less capital expenditures (in each case calculated in accordance with generally accepted accounting principles in the United States, as in effect from time to time) of BOX Holdings and BOX, for a Fiscal Year.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset (other than money) contributed by a Member to BOX Holdings shall be the gross fair market value of such asset as determined by the Board;

(ii) The Gross Asset Values of all BOX Holdings assets shall be adjusted to equal their respective gross fair market values (taking into account Section 7701(g)), as determined by the Board, as of the following times: (a) the acquisition of an additional interest in BOX Holdings by any new or existing Member in exchange for more than a *de minimis* Capital Contribution or the grant of more than a *de minimis* interest in BOX Holdings as consideration for the provision of services to or for the benefit of BOX Holdings by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member; (b) the distribution by BOX Holdings to a Member of more than a *de minimis* amount of property as consideration for an interest in BOX Holdings; and (c) the liquidation of BOX Holdings within the meaning of §1.704-1(b)(2)(ii)(g) of the Treasury Regulations; provided however, that adjustments pursuant to clauses (a) and (b) above shall be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in BOX Holdings;

(iii) The Gross Asset Value of any BOX Holdings asset distributed to any Member shall be adjusted to equal the gross fair market value (taking into account Section 7701(g)) of such asset on the date of distribution, as determined by the Board; and

(iv) The Gross Asset Values of all BOX Holdings assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to §1.704-1(b)(2)(iv)(m) of the Treasury Regulations, paragraph (vi) of the definition of "Net Profits" and "Net Losses," or Section 9.6 hereof; provided, that the Gross Asset Values shall not be adjusted pursuant to this paragraph (iv) to the extent the Board determines that an adjustment pursuant to paragraph (ii) of this definition of "Gross Asset Value" is required in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (i), (ii), or (iv), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Net Profits and Net Losses.

"IB" has the meaning set forth in the preamble.

"IB Offer Period" has the meaning set forth in Section 7.6(a)(ii) hereof.

"IB Transfer Notice" has the meaning set forth in Section 7.6(a)(i) hereof.

"Indemnified Claims" has the meaning set forth in Section 13.1(b) hereof.

"Indemnified Person" has the meaning set forth in Section 13.1(a) hereof.

"Individual U.S. Equities" means (i) U.S. ordinary shares, (ii) foreign shares trading as U.S. dollar denominated, U.S. registered American depository receipts and (iii) foreign ordinary shares trading in the U.S. as foreign ordinary shares whether or not these also trade as U.S. dollar-denominated U.S. registered American depository receipts.

"Initial Capital Contribution" has the meaning set forth in Section 6.1.

"Lab Morgan" has the meaning set forth in the preamble.

"Liquidator" has the meaning set forth in Section 10.1(b) hereof.

"LLC Act" means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, *et. seq.,* as amended and in effect from time to time, and any successor statute.

"Major Action" has the meaning set forth in Section 4.4(b) hereof.

"Member" means each Person admitted, by executing a counterpart to this Agreement, and named as a Member (whether Class A, Class B or Class C) in the Membership Record, and any Person admitted to BOX Holdings as an additional or substitute Member of BOX Holdings as provided by this Agreement, in such Person's capacity as a Member of BOX Holdings. For the avoidance of doubt, a transferee or an assignee (including, without limitation, the personal representatives (as defined in the LLC Act) of a Member) of a limited liability company interest in BOX Holdings, other than a duly admitted Member of BOX Holdings, shall not be a Member of BOX Holdings, and no transferee or assignee, other than a duly admitted Member of BOX Holdings, shall have any right whatsoever to vote or consent to any action with respect to BOX Holdings, and shall not be entitled to exercise any rights of a Member held by a Member by virtue of such transferee's or assignee's admission to BOX Holdings as a Member of BOX Holdings, whether any such rights arise under this Agreement, the Members Agreement, the LLC Act or other applicable law, unless and until such transferee or assignee is admitted to BOX Holdings as a Member of BOX Holdings in accordance with the provisions of this Agreement. No Member may exercise any of its rights under this Agreement before such Member has executed and delivered to the Secretary a counterpart signature page to this Agreement.

"Member Entities" has the meaning set forth in Section 5.6 hereof.

"Member Information" has the meaning set forth in Section 15.3 hereof.

"Member Nonrecourse Debt" means partner nonrecourse debt with respect to a Member, as determined under Treasury Regulations §1.704-2(b)(4).

"Member Nonrecourse Deductions" means partner nonrecourse deductions with respect to a Member, as determined under Treasury Regulations §1.704-2(i)(2).

"Member Nonrecourse Debt Minimum Gain" means partner nonrecourse debt minimum gain with respect to a Member, within the meaning of Treasury Regulations §1.704-2(i)(2) and determined in accordance with Treasury Regulations §1.704-2(i)(3).

"Members Agreement" means the Members Agreement by and among BOX Holdings and its Members, dated on our about the Effective Date, as it may be amended from time to time. In the event of any conflict between the terms of this Agreement and the Members Agreement, this Agreement shall control.

"Membership Record" means a record of the Members, maintained by the Secretary of BOX Holdings and updated from time to time as necessary and as provided in this Agreement, which shall include the name and address of each Member and the number of Units of each class held by each Member.

"MX" means Bourse de Montréal Inc.

"MXUS2" has the meaning set forth in the preamble.

"Net Profits" and "Net Losses" mean, for each Fiscal Year or other period, an amount equal to BOX Holdings' taxable income or loss for such Fiscal Year or other period, determined in accordance with Section 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments (without duplication):

(i) any income of BOX Holdings exempt from U.S. federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(ii) any expenditures of BOX Holdings described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition, shall be subtracted from such taxable income or loss;

(iii) in the event the Gross Asset Value of any asset of BOX Holdings is adjusted in accordance with paragraph (ii) or paragraph (iii) of the definition of "Gross Asset Value," the amount of such adjustment shall be taken into account as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Net Profits or Net Losses;

(iv) gain or loss resulting from any disposition of any asset of BOX Holdings with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(v) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of "Depreciation" above;

(vi) to the extent an adjustment to the adjusted tax basis of any BOX Holdings asset pursuant to Code Section 734(b) is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(vii) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Sections 9.2 through 9.8 shall not be taken into account in computing Net Profits or Net Losses.

The amounts of the items of BOX Holdings income, gain, loss or deduction available to be specially allocated pursuant to Sections 9.2 through 9.8 shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above.

"Neutral Arbitrators" has the meaning set forth in Article 12 hereof.

"New Issuance" has the respective meanings set forth in Sections 7.3(c) and 7.6(b) hereof.

"New Issuance Notice" has the respective meanings set forth in Sections 7.3(c) and 7.6(b) hereof.

"New Issuance Period" has the meaning set forth in Section 7.6(b)(ii) hereof.

"Non-Competition Termination Date" shall mean the first date on which Voting Class C Units comprise at least ten percent (10%) of all then outstanding Voting Units on a fully diluted basis

"Nonrecourse Debt" has the meaning set forth in Treasury Regulations §1.704-2(b)(3).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations §1.704-2(b)(1).

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Non-Transferring Members" has the respective meanings set forth in Sections 7.3 and 7.6 hereof.

"Officer" has the meaning set forth in Section 4.5 hereof.

"Original LLC Agreement" has the meaning set forth in the recitals hereto.

"Other Business" has the meaning set forth in Section 16.2 hereof.

"Other State UCC" has the meaning set forth in Section 2.7 hereof.

"Percentage Interest" with respect to a Member means the ratio of the number of Units held by the Member to the total of all of the issued Units, expressed as a percentage and determined with respect to each class of Units, whenever applicable.

"Person" means any individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization and any government, governmental department or agency or political subdivision thereof.

"Private Sector Privacy Act" has the meaning set forth in Section 18.6(b) hereof.

"Proposed IB Transferee" has the meaning set forth in Section 7.6(a)(i) hereof.

"Proposed New Member" has the meaning set forth in Section 7.6(b)(i) hereof.

"Protected VPR" shall have the definition provided in the Members Agreement.

"Related Agreements" means the TOSA, the Facility Agreement, the Members Agreement and any other agreement between BOX and BOX Holdings or any Member, in all cases necessary for the conduct of the business of BOX.

"Related Person" shall mean with respect to any Person: (A) any Affiliate of such Person; (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Units; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any BOX Options Participant who is at the same time a broker-dealer, any Person that is associated with the BOX Options Participant (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (E) in the case of a Person that is a natural person and a BOX Options Participant, any broker or dealer that is also a BOX Options Participant with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Exchange or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

"Relationships" has the meaning set forth in Section 16.2 hereof.

"Sale of BOX Holdings" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires Units representing more than fifty percent (50%) of the outstanding voting power of BOX Holdings from Members.

"SEC" means the United States Securities and Exchange Commission.

"Secretary" has the meaning set forth in Section 4.9 hereof.

"SRO" means a self-regulatory organization pursuant to Section 3 of the Exchange Act.

"Strategic Investments" has the meaning set forth in the preamble.

"System" means the technology, know-how, software, equipment, communication lines or services, services and other deliverables or materials of any kind to be provided by MX (or any applicable third party) as may be necessary or desirable for the operation of the BOX Market.

"Tax Claims" has the meaning set forth in Section 11.6 hereof.

"Tax Matters Member" has the meaning set forth in Section 11.6 hereof.

"Total Votes" has the meaning set forth in Section 4.3(b) hereof.

"TOSA" means the Technical and Operational Services Agreement entered into by and between MX and BOX, dated September 25, 2005, as amended from time to time.

"Trading" means the availability of the System to authorized users for entering, modifying, and canceling orders concerning the BOX Products.

"Transfer" has the meaning set forth in Section 7.1(a) hereof.

"Transferee" has the meaning set forth in Sections 7.2 and 7.3 hereof.

"Transfer Notice" has the meaning set forth in Sections 7.2 and 7.3 hereof.

"Transferring Member" has the meaning set forth in Sections 7.2 and 7.3 hereof.

"Treasury Regulations" means the regulations promulgated under the Code, as amended and in effect from time to time.

"UBS" has the meaning set forth in the preamble.

"Unit Certificate" has the meaning set forth in Section 2.8 hereof.

"Units" shall mean Class A Membership Units, Class B Membership Units and Class C Membership Units of BOX Holdings. For the avoidance of doubt, the ownership or possession of Units shall not in and of itself entitle the owner or holder thereof to vote or consent to any action with respect to BOX Holdings (which rights shall be vested only in duly admitted Members of BOX Holdings), or to exercise any right of a Member of BOX Holdings under this Agreement, the LLC Act or other applicable law.

"Unpermitted Deficit" has the meaning set forth in Section 9.2 hereof.

"Vice-Chairman" has the meaning set forth in Section 4.7 hereof.

"Voting Class C Unit" shall mean, as of any time, any Class C Membership Unit that is, at such time, associated with a vested VPR as provided in the Members Agreement.

"Voting Percentage Interest" with respect to a Member means the ratio of the number of Voting Units held by the Member to the total of all of the issued Voting Units, expressed as a percentage.

"Voting Unit" shall mean any Class A Unit, Class B Unit, or Voting Class C Unit.

"VPR" shall have the definition provided in the Members Agreement.

1.2 **Other Definitions.**

The words "include," "includes," and "including" where used in this Agreement are deemed to be followed by the words "without limitation."

Any reference to "Dollars" or "$" in this Agreement refers to U.S. Dollars.

Except as otherwise provided in this Agreement or unless the context otherwise clearly requires, (a) terms used in this Agreement that are defined in the LLC Act will have the meaning set forth in the LLC Act; (b) all references in this Agreement to one gender also include, where appropriate, the other gender; (c) the singular includes the plural and the plural includes the singular; and (d) references in this Agreement to the preamble and sections shall be deemed to mean the preamble and sections to, this Agreement.

Article 2

Organization

2.1 **Formation and Continuation of BOX Holdings.**

(a) Each of the parties hereto hereby (a) ratifies the formation of BOX Holdings as a limited liability company under the LLC Act, the execution of the Certificate and the filing of the Certificate in the Office of the Secretary of State of the State of Delaware and (b) agrees that the rights, duties and liabilities of the Members shall be as provided in the LLC Act, except as otherwise provided herein. The name of BOX Holdings shall be BOX Holdings Group LLC. The principal place of business of BOX Holdings shall be located at 101 Arch Street, Suite 610, Boston, MA 02110. The Board may, at any time, change the name or the principal place of business of BOX Holdings and shall give notice thereof to the Members.

(b) Upon authorization by the Board, any Officer, as an "authorized person" within the meaning of the LLC Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the LLC Act to be filed with the Secretary of State of the State of Delaware. Any Officer shall execute, deliver and file, or cause the execution, delivery and filing of, any certificates (and any amendments and/or restatements thereof) necessary for BOX Holdings to qualify to do business in any other jurisdiction in which BOX Holdings may wish to conduct business.

2.2 **Registered Agent and Office**. The registered agent for service of process on BOX Holdings in the State of Delaware required to be maintained by §18-104 of the LLC Act shall be Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808 and the registered office of BOX Holdings in the State of Delaware shall be c/o Corporation Service Company at the same address. The Board may at any time change the registered agent of BOX Holdings or the location of such registered office and shall give notice thereof to the Members.

2.3 **Term**. The legal existence of BOX Holdings shall be perpetual, unless BOX Holdings is sooner dissolved as a result of an event specified in the LLC Act or pursuant to a provision of this Agreement.

2.4 **Interest of Members; Property of BOX Holdings**. Units held by a Member shall be personal property for all purposes. All real and other property owned by BOX Holdings shall be deemed BOX Holdings property owned by BOX Holdings as an entity, and no Member, individually, shall own any such property. The name and mailing address of each Member and the number and class of Units held by each and the Percentage Interest and Voting Percentage Interest represented thereby shall be as listed in the Membership Record. BOX Holdings shall be required to update the Membership Record from time to time as necessary to accurately reflect the information contained therein upon (i) a Member ceasing to be a member of BOX Holdings, (ii) the admission of a new Member or (iii) any change in the number or class of Units or Voting Units owned by a Member, in each case pursuant to the terms and conditions specified in this Agreement or the Members Agreement, and shall provide a copy of such updated Membership Record to each Member upon request. Upon request, each Member shall be entitled to receive, at any time, information about the total number of outstanding Units and Voting Units, by class, and the number of Units and Voting Units thereof held by such Member.

2.5 **The Units.**

(a) **Description of Units**. Except as otherwise provided in this Agreement or the Members Agreement, all Units are identical to each other and accord the holders thereof the same obligations, rights and privileges as are accorded to each other holder thereof. Except as otherwise provided in this Agreement, BOX Holdings will not subdivide or combine any Units, or make or pay any distribution on any Units, or accord any other payment, benefit or preference to any Units, except by extending such subdivision, combination, distribution, payment, benefit or preference equally to all Units. Units have no par value. To the extent that any Units must be cancelled or any Units shall be issued, the amount of such Units shall be rounded to the nearest whole number, to the extent feasible, as determined by the Board. Notwithstanding the foregoing, Class C Membership Units may be held in fractional numbers equal to one half Unit.

(b) **Class B Membership Units**. In the event of the dissolution of BOX Holdings, Class B Members will be entitled to receive, of remaining BOX Holdings assets after satisfaction of amounts due to BOX Holdings creditors in accordance with the LLC Act and applicable law, their Class B Liquidation Preference Amount, prior to any distribution of assets to other Members. If there are insufficient assets to pay all Class B Members their full Class B Liquidation Preference Amount, the assets shall be distributed pro rata among the Class B Members. For purposes of this Agreement, a merger or consolidation of BOX Holdings in which its Members do not retain control or a majority of the voting power in the surviving entity, or a sale of all or substantially all of BOX Holdings' assets, will each also be deemed to be a dissolution of BOX Holdings pursuant to this Section 2.5.

(c) **Class B Members Consent**. Notwithstanding anything to the contrary in this Agreement, BOX Holdings agrees to secure the consent and approval of all Class B Members prior to: (i) the issuance of any debt, other than capital leases and bank lines of credit, that will rank senior to or be pari passu with the Class B Membership Units; (ii) the issuance of additional Class B Membership Units; and (iii) the use of any other financing method by BOX Holdings or its Affiliates that would have the effect of reducing the priority of the Class B Membership Units in the event of the dissolution of BOX Holdings within the meaning of Section 2.5(b), collectively; (a "Financing Event"). Prior to a Financing Event, the Chairman shall provide written notice to the holders of Class B Units of the Financing Event, and such notice shall give the Class B Unit holders at least fifteen (15) business days after receipt of the notice to notify the Chairman whether the Class B Unit holder intends to grant consent. In the event a Class B Member withholds such consent and subject to the conversion rights specified in Section 2.5(d), BOX Holdings shall have the option to redeem such Class B Member's Class B Membership Units at the Class B Liquidation Preference Amount.

(d) **Class B Conversion**. Upon notice to BOX Holdings, any Class B Member may elect to cause all or a portion of its Class B Membership Units to convert to an equal number of Class A Membership Units. For the avoidance of doubt, the Class B Member's Capital Account does not change as a result of the conversion of the Class B Membership Units. Without the need of any action by any person, the conversion shall automatically occur upon the later of (i) ten (10) business days following receipt by BOX Holdings of the aforementioned notice, (ii) such time as specified in such notice, or (iii) the delivery to BOX Holdings of all certificates representing the Class B Membership Units to be converted. Notwithstanding the foregoing, prior to the dissolution of BOX Holdings, the Chairman shall provide written notice to the holders of Class B Units of the amount of assets available for distribution on a per Unit basis to holders of Class A Membership Units and Class B Membership Units upon dissolution, and such notice shall give the Class B Unit holders at least five (5) business days after receipt of the notice to notify the Chairman whether the Class B Unit holder intends to exercise the conversion right. BOX Holdings shall issue certificates representing the new Class A Membership Units in accordance with this Agreement. Except for the right to designate a Director in accordance with Section 4.1, all rights related to the Class B Membership Units will terminate automatically upon any conversion into Class A Membership Units.

(e) **Class C Conversion**. On the Class C Conversion Date, all then outstanding Voting Class C Units shall automatically convert into an equal number of Class A Membership Units without the need of any action by any person. For the avoidance of doubt, the Class C Member's Capital Account does not change as a result of the conversion of the Class C Membership Units. All outstanding Class C Membership Units that are not Voting Class C Units on the Class C Conversion Date shall then be cancelled. All rights related to Class C

Membership Units will terminate automatically upon such cancellation or conversion and rights related to such converted Class A Membership Units will remain. Notwithstanding the foregoing, the Class C Conversion Date shall be extended with respect to any Class C Units held by any Class C Member for the duration of any Makeup Period (as defined in the Members Agreement) applicable to any VPR associated with such Class C Units.

2.6 **Intent.** It is the intent of the Members that BOX Holdings (a) shall always be operated in a manner consistent with its treatment as a partnership for United States federal income tax purposes (and, to the extent possible, for state income tax purposes within the United States), and (b) to the extent not inconsistent with the foregoing clause (a), shall not be operated or treated as a partnership for purposes of §303 of the Federal Bankruptcy Code (11 U.S.C. §303). Neither BOX Holdings nor any Member shall take any action inconsistent with the express intent of the parties hereto as set forth in the immediately preceding sentence.

2.7 **Article 8 Opt-In.** Each limited liability company interest in BOX Holdings (including the Units) shall constitute a "security" within the meaning of (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Delaware (the "Delaware UCC") and (ii) the Uniform Commercial Code of any other applicable jurisdiction that now or thereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved the American Bar Association on February 14, 1995 (each, an "Other State UCC"). For all purposes of Article 8 of the Delaware UCC and any Other State UCC, Delaware law shall constitute the local law of BOX Holdings' jurisdiction in BOX Holdings' capacity as the issuer of Units.

2.8 **Certificates.** When, as and if determined by BOX Holdings, Units may, but need not, be represented by one or more certificates (a "Unit Certificate"), issued to the registered owner of such Units by BOX Holdings. If BOX Holdings determines that Units not be represented by Unit Certificates, ownership of Units shall be recorded in the Membership Record. If BOX Holdings determines that Units be represented by Unit Certificates, the remaining provisions of this Section 2.8 shall apply.

(a) Each such Unit Certificate shall be denominated in terms of the number and class of Units in BOX Holdings evidenced by such Unit Certificate and shall be signed by at least one Officer of BOX Holdings on behalf of BOX Holdings. BOX Holdings shall have issued to each Person one or more Unit Certificates in the name of such Person to represent the Units owned by such Person as of the date hereof.

(b) Upon the issuance of additional Units in BOX Holdings to any Person in accordance with the provisions of this Agreement, BOX Holdings shall issue to such Person one or more Unit Certificates in the name of such Person. Each such Unit Certificate shall be denominated in terms of the class and number of Units in BOX Holdings evidenced by such Unit Certificate and shall be signed by at least one Officer of BOX Holdings on behalf of BOX Holdings.

(c) BOX Holdings shall issue a new Unit Certificate in place of any Unit Certificate previously issued if the registered owner of the Units represented by such Unit Certificate, as reflected on the Membership Record:

(i) makes proof by affidavit, in form and substance satisfactory to the Board in its sole discretion, that such previously issued Unit Certificate has been lost, stolen or destroyed;

(ii) requests the issuance of a new Unit Certificate before BOX Holdings has notice that such previously issued Unit Certificate has been acquired by a protected purchaser;

(iii) if requested by the Board in its sole discretion, delivers to BOX Holdings a bond, in form and substance satisfactory to the Board in its sole discretion, with such surety or sureties as the Board in its sole discretion may direct, to indemnify BOX Holdings against any claim that may be made on account of the alleged loss, destruction or theft of the previously issued Unit Certificate; and

(iv) satisfies any other reasonable requirements imposed by the Board.

(d) Upon the Transfer or conversion in accordance with the provisions of this Agreement by any Person of any or all of its Units represented by a Unit Certificate, such Person shall deliver such Unit Certificate, if any, to BOX Holdings for cancellation (endorsed thereon or endorsed on a separate document), and any Officer of BOX Holdings shall thereupon cause to be issued a new Unit Certificate to such Person's permitted transferee or such Person, as applicable, for the class and number of Units being transferred or converted and, if applicable, cause to be issued to such Person a new Unit Certificate for that class and number of Units that were represented by the canceled Unit Certificate and that are not being transferred or converted; provided, however, BOX Holdings shall have no duty to register the Transfer unless the requirements of Section 8-401 of the Delaware UCC are satisfied.

(e) Legends.

(i) Each Unit Certificate issued by BOX Holdings shall include the following legend:

"THE RIGHTS, POWERS, PREFERENCES, RESTRICTIONS (INCLUDING TRANSFER RESTRICTIONS) AND LIMITATIONS OF THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SET FORTH IN, AND THIS CERTIFICATE AND THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY ARE ISSUED AND SHALL IN ALL RESPECTS BE SUBJECT TO, THE TERMS AND PROVISIONS OF THE OPERATING AGREEMENT OF BOX HOLDINGS GROUP LLC, AS THE SAME MAY BE AMENDED AND/OR RESTATED FROM TIME TO TIME (THE "AGREEMENT"). THE TRANSFER, SALE, ALIENATION, ASSIGNMENT, EXCHANGE, PARTICIPATION, SUBPARTICIPATION, ENCUMBRANCE, OR DISPOSITION IN ANY MANNER, WHETHER DIRECT OR INDIRECT, VOLUNTARY OR INVOLUNTARY, BY OPERATION OF LAW OR OTHERWISE, OF THIS

CERTIFICATE AND THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY ARE RESTRICTED AS DESCRIBED IN THE AGREEMENT.

EACH LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY SHALL CONSTITUTE A "SECURITY" WITHIN THE MEANING OF (I) ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE (INCLUDING SECTION 8-102(A)(15) THEREOF) AS IN EFFECT FROM TIME TO TIME IN THE STATE OF DELAWARE (THE "DELAWARE UCC") AND (II) THE UNIFORM COMMERCIAL CODE OF ANY OTHER APPLICABLE JURISDICTION THAT NOW OR HEREAFTER SUBSTANTIALLY INCLUDES THE 1994 REVISIONS TO ARTICLE 8 THEREOF AS ADOPTED BY THE AMERICAN LAW INSTITUTE AND THE NATIONAL CONFERENCE OF COMMISSIONERS ON UNIFORM STATE LAWS AND APPROVED BY THE AMERICAN BAR ASSOCIATION ON FEBRUARY 14, 1995 (EACH, AN "OTHER STATE UCC"). FOR ALL PURPOSES OF ARTICLE 8 OF THE DELAWARE UCC AND ANY OTHER STATE UCC, DELAWARE LAW SHALL CONSTITUTE THE LOCAL LAW OF BOX HOLDINGS GROUP LLC'S JURISDICTION IN BOX HOLDINGS GROUP LLC'S CAPACITY AS THE ISSUER OF THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY."

(ii) In addition, unless counsel to BOX Holdings has advised BOX Holdings that such legend is no longer needed, each Unit Certificate shall bear a legend in substantially the following form:

"THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "EXCHANGE ACT"), OR ANY STATE SECURITIES LAWS, AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE SAME ARE REGISTERED AND QUALIFIED IN ACCORDANCE WITH THE EXCHANGE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO BOX HOLDINGS GROUP LLC SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED."

Article 3

Purpose

The purpose of BOX Holdings is to hold membership interests or other interests in operating companies and to engage in all related activities arising therefrom or relating thereto or necessary, desirable, advisable, convenient, or appropriate in connection therewith as the Members may determine. BOX Holdings shall not engage in any other business or activity except as approved in accordance with this Article 3 and Section 4.4(b)(ii).

Article 4

Governance

4.1 **Board of Directors.**

(a) The Members shall establish a Board of Directors of BOX Holdings (the "Board" or "Directors") to implement this Agreement. The Board shall be comprised of the number of Directors permitted and designated pursuant to this Section 4.1. Except as otherwise specifically provided in this Agreement or required under the Exchange Act, the Board will manage the development, operations, business and affairs of BOX Holdings without the need for any approval of any Member or other Person. Subject to the limitations provided in this Section 4.1, each Member shall have the right to designate the maximum number of Directors permitted under any one (1) (but no Member may aggregate rights to designate Directors under more than one) of subsections (i) through (vi) below; provided that no Member shall be permitted to designate more than three (3) Directors:

(i) Each Member, so long as it (together with its respective Affiliates) holds a combined total of Class A Units and Class B Units greater than two and one-half percent (2.5%) of all outstanding Voting Units, shall be entitled to designate one (1) Director;

(ii) Each Member, so long as it (together with its respective Affiliates) holds a combined total of Voting Class C Units greater than four percent (4%) of all outstanding Voting Units, shall be entitled to designate one (1) Director;

(iii) Each Member, so long as it (together with its respective Affiliates) holds a combined total of Voting Units greater than fourteen percent (14%) of all outstanding Voting Units, shall be entitled to designate two (2) Directors;

(iv) Each Member, so long as it (together with its respective Affiliates) holds a combined total of Voting Units greater than twenty-eight percent (28%) of all outstanding Voting Units, shall be entitled to designate three (3) Directors;

(v) Mr. Will Easley, of Aragon, so long as he holds, directly or indirectly, any Class A or Class B Unit, shall be entitled to serve as a Director; and

(vi) Each of MXUS2, IB, Citigroup, Strategic Investments, Citadel, CSFB, Lab Morgan, and UBS (together, in each case, with its respective Affiliates) shall be entitled to designate one (1) Director so long as it holds any Class A or Class B Unit.

(b) In the event any Member designates a Director pursuant to rights arising under any subsection of Section 4.1(a) above and, thereafter, such Member ceases to qualify for the right to designate such Director under such subsection, such Director shall be automatically removed from the Board, with no action required of any party, except to the extent such Member qualifies to designate the Director under another of such subsections. If, upon application of this Section 4.1(b), a Member that has rightfully designated more than one Director retains the right to designate a fewer number of Directors, such Member shall immediately notify BOX Holdings of the identity of the Director(s) remaining on the Board. If such Member fails to provide such notice, the longest serving Director(s) designated by such Member shall remain on the Board to the extent such Member continues to qualify under Section 4.1(a).

(c) Each Director shall serve at the pleasure of the Member which designated such Director and may from time to time be replaced by such Member. Except as approved by a vote of the disinterested Directors, any such Director or replacement therefore must at all times be a member of senior management or Board of Directors of the designating party or an Affiliate of such designating party or of its principal owner or owners. Each Member shall notify BOX Holdings in writing of any person designated by it to serve as a Director and any replacement for such person promptly following such designation or replacement. The Board, by a majority of Total Votes, may remove a Director: (i) in the event such Director has violated any provision of this Agreement or any federal or state securities law; or (ii) if the Board determines that such action is necessary or appropriate in the public interest or for the protection of investors.

(d) In the event that a Director has not been designated or is unable to attend or participate in any meeting of the Board or any committee thereof, the Member that designated or has the right to designate such Director may appoint an individual to attend such meetings as a non-voting advisor and to participate in the deliberations of such meetings. In each such case, in order to qualify as a non-voting advisor and to participate in any such meeting, such individual must satisfy the requirements, as set forth in this Agreement, applicable to the Director for whom such advisor is a substitute.

(e) Each Member with the right to designate one or more Directors may also designate the same individuals, or the same number of individuals meeting the same qualifications for service as a Director, to serve as directors of any subsidiary of BOX Holdings. BOX Holdings and each of the Members hereby covenant and agree to take any and all necessary action to cause each such individual so designated, from time to time, to be elected to the board of directors of any such subsidiary.

4.2 **Authority and Conduct; Duties of Board; Committees.**

(a) **Authority and Conduct**. The Board shall have the specific authority delegated to it pursuant to this Agreement.

(b) **Duties of Board**. Without limiting the general duties and authority of the Board as set forth in this Article 4, except as otherwise provided in this Agreement, the Board shall have all of the powers of the Board of Directors of a corporation organized under the General Corporation Law of the State of Delaware, as from time to time in effect (the "DGCL"), including the power and responsibility to manage the business of BOX Holdings, select, and evaluate the performance of, the CEO (if any) and other Officers of BOX Holdings, and establish and monitor capital and operating budgets.

(c) **Executive Committee**. There may be an executive committee of the Board (the "Executive Committee") formed by a vote of the Board and consisting of the Chairman, Vice-Chairman, CEO (if any), one (1) Director designated by each Member with the right to designate two (2) Directors to the Board, two (2) Directors designated by each Member with the right to designate three (3) Directors to the Board, and such other Directors as the Board shall determine. The act of the members of such committee holding a majority of the Total Votes represented by all members of such committee shall be the act of the committee. Said committee may meet at stated times or on notice to all by any of their own number, and, subject to Section 4.2(e) below, shall have, and may exercise, all powers of the Board in the management of the business affairs of BOX Holdings. Vacancies in the membership of the Executive Committee shall be filled by the Board in accordance with this Section 4.2(c) at a regular meeting or at a special meeting of the Board called for that purpose.

(d) **Other Committees**. The Board shall create and maintain an Audit Committee and a Compensation Committee. The Board may also designate one or more committees in addition to the Executive Committee, Audit Committee and Compensation Committee, by resolution or resolutions passed by a majority of the whole Board; such committee or committees shall consist of one or more Directors appointed by the Board, except as otherwise provided herein, and, subject to Section 4.2(e) below, to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board in the management of the business and other affairs of BOX Holdings to the extent permitted by this Agreement. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

(e) **Audit Committee**. The Board shall appoint an Audit Committee (the "Audit Committee"), which shall consist of at least three (3) Directors. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over BOX Holding's financial reporting process and the financial information that is provided to the Members and others; (ii) provide oversight over the systems of internal controls established by management and the Board and BOX Holding's legal and compliance process; (iii) select, evaluate and, where appropriate, replace BOX Holding's independent auditors (or nominate the independent auditors to be proposed for ratification by the Board); and (iv) direct and oversee all the activities of BOX Holding's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

(f) **Compensation Committee**. The Board shall appoint a Compensation Committee (the "Compensation Committee"), which shall consist of at least three (3) Directors. The Compensation Committee shall consider and recommend to the Board compensation policies, programs, and practices for Directors, Officers and employees of BOX Holdings.

(g) **Powers Denied to Committees**. Committees of the Board shall not, in any event, have any power or authority to transact any Major Action or an action specifically covered by Section 4.4.

(h) **Substitute Committee Member; Minutes**. In the absence or on the disqualification of a Director who is a member of a committee, the Board may designate another Director to act at a committee meeting in the place of such absent or disqualified Director. Each committee shall keep regular minutes of its proceedings and report the same to the Board as may be required by the Board.

4.3 **Meetings.**

(a) **Manner; Quorum.** The Board will meet as often as the Board deems necessary, but not less than four (4) times per year. Meetings of the Board or any committee thereof may be conducted in person or by telephone or in any other manner agreed to by the Board or, respectively, by the members of a committee. Any of the Directors may call a meeting of the Board upon fourteen (14) calendar days prior written notice. In any case where the convening of a meeting of Directors is a matter of urgency, notice of such meeting may be given not less that forty-eight (48) hours before such meeting is to be held. No notice of a meeting shall be necessary when all Directors are present. In the event that the Board consists of less than eight (8) Directors, the attendance of at least four (4) Directors shall constitute a quorum for purposes of any meeting of the Board. In the event that the Board consists of eight (8) or more Directors, the attendance of at least a majority of all the Directors shall constitute a quorum for purposes of any meeting of the Board. Except as may otherwise be provided by this Agreement, each of the Directors will be entitled to vote on any action to be taken by the Board, except that the CEO (if a Director) shall not be entitled to vote on matters relating to his or her powers, compensation or performance.

(b) **Voting.** There shall be a total of 100 votes (the "Total Votes") available to be voted on any action to be taken by the Board. Each Director, except as limited by the provisions of Section 7.4(h), shall be entitled to vote that percentage of the Total Votes equal to the quotient obtained by dividing (i) the quotient of (A) the number of Voting Units held by the Member that designated such Director divided by (B) the aggregate number of Voting Units held by all Members that designated Directors, by (ii) the number of Directors designated by such Member. All quorum and voting requirements shall be adjusted accordingly for the suspension of any Member made pursuant to Sections 5.8, 7.4(g) or 7.4(h). Any Director shall be entitled to vote the votes allocated to one or more other Directors after having received, and delivered to the Secretary of BOX Holdings, each such other Director's proxy in writing. Unless otherwise provided by this Agreement, any action to be taken by the Board shall be considered effective only if approved by at least a majority of the votes entitled to be voted on such action. Meetings of the Board may be attended by other persons related to BOX Holdings as permitted from time to time by the Board and as otherwise specified in this Agreement.

(c) **Written Consent.** Any action required or permitted to be taken at a meeting of the Board, or any committee thereof, may be taken without a meeting if written consents, setting forth the action so taken, are executed by the members of the Board or committee, as the case may be, representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board or committee, as the case may be, permitted to vote were present and voted. The Board will establish procedures relating to the recording of minutes of its meetings.

4.4 **Special Voting Requirements.**

(a) Notwithstanding the provisions of Section 4.3 regarding voting requirements and subject to the other provisions of this Agreement, no action with respect to any Major Action (as defined in paragraph (b) below), shall be effective unless: (i) at all times when IB and MXUS2 are the only Members of BOX Holdings, approved by unanimous consent of the Board, or (ii) at all times when IB and MXUS2 are Members, but not the only Members, of BOX Holdings, approved by Directors holding a majority of the Total Votes, including the affirmative vote of all of the votes of Directors designated by each of IB and MXUS2, in each case acting at a meeting. In addition, unless approved by the Board as provided above, none of the Members on behalf of BOX Holdings shall enter into or permit BOX Holdings to enter into any Major Action. No other Member votes are required for a Major Action. For the avoidance of doubt, however, no action may be taken to alter the rights specifically granted to the Class B Units or individual Members or the Exchange or adversely affect such Class B Units or Members or the Exchange, except as provided in the Members Agreement, without complying with Section 18.1.

(b) For purposes of this Agreement, "Major Action" means any of the following:

(i) merger or consolidation of BOX Holdings with any other entity or the sale by BOX Holdings of any material portion of its assets;

(ii) entry by BOX Holdings into any line of business other than the business described in Article 3;

(iii) conversion of BOX Holdings from a Delaware limited liability company into any other type of entity;

(iv) except as expressly contemplated by this Agreement, BOX Holdings entering into any agreement, commitment, or transaction with any Member or any of its Affiliates other than transactions or agreements upon commercially reasonable terms that are no less favorable to BOX Holdings than BOX Holdings would obtain in a comparable arms-length transaction or agreement with a third party;

(v) to the fullest extent permitted by law, taking any action to effect the voluntary, or which would precipitate an involuntary, dissolution or winding-up of BOX Holdings;

(vi) permitting BOX to operate the BOX Market utilizing any other software system other than the System, except as otherwise provided in the TOSA or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(vii) permitting BOX to operate the BOX Market utilizing any other regulatory services provider other than the Exchange, except as otherwise provided in the Facility Agreement or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(viii) except as otherwise provided in the Facility Agreement, entering into, or permitting any subsidiary of BOX Holdings to enter into, any partnership, joint venture or other similar joint business undertaking;

(ix) making any fundamental change in the market structure of BOX from that contemplated by BOX Holdings as of the date hereof, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(x) subject to Article 7, the acquisition of any Units by any Person that results in such Person, alone or together with any Affiliate of such Person, newly holding an aggregate Percentage Interest equal to or greater than twenty percent (20%);

(xi) subject to the provisions of Section 4.1, appointing Directors to afford representation to Members having a Percentage Interest less than 4.00;

(xii) altering the provisions for Board membership for IB or MXUS2, specified in Section 4.1(a)(i), except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(xiii) BOX Holdings purchasing Units pursuant to Section 7.2;

(xiv) amending the BOX LLC Agreement with respect to any provision in this Section 4.4, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange; and

(xv) altering or amending any of the provisions of this Section 4.4(b), except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange.

(c) Notwithstanding the provisions of Section 4.3 regarding voting requirements, but subject to the provisions of Section 2.5, in the event that the Board has determined that the issuance of additional Units to existing Members at book value is the best alternative to raise additional working capital for BOX Holdings, no such additional Units shall be issued to any existing Member without the affirmative vote of Directors holding a majority of the Total Votes, which such majority must include the votes of at least one Director of the Board designated by a Member that is not affiliated with the Member or Members to whom such additional Units are proposed to be issued.

4.5 **Officers**. The Board will appoint such officers and agents of BOX Holdings, including a Chairman, a Vice-Chairman, a CEO, a Secretary and such other officers as determined by the Board (each an "Officer"), as the Board shall from time to time deem necessary. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as the Board shall from time to time determine. Any one individual may hold more than one office.

4.6 **Duties of the Chairman**. The Chairman of the Board (the "Chairman") shall preside at all meetings of the Board. The Chairman shall have the general powers and duties usually vested in the office of Chairman of the Board of a business corporation organized under the DGCL, and shall have such other duties and responsibilities related to the development of BOX Holdings as the Board shall from time to time direct.

4.7 **Duties of the Vice-Chairman**. The Vice-Chairman of the Board (the "Vice-Chairman") shall preside at all meetings of the Board and fulfill all the responsibilities of the Chairman in the absence of the Chairman and shall have such other duties and responsibilities related to the development of BOX Holdings as the Board shall from time to time direct.

4.8 **Duties of the CEO**. Subject to the supervision and direction of the Board, the Chief Executive Officer (the "CEO") shall have general supervision, direction and control of the business and the other executive Officers of BOX Holdings. The CEO shall have the general powers and duties of management usually vested in the office of CEO of a business corporation organized under the DGCL, and shall have such other duties and responsibilities related to BOX Holdings as the Board shall from time to time direct. The CEO shall be responsible for advising the Board on the status of BOX Holdings on a regular basis or more frequently as requested by the Board. If the office of CEO is not filled, the Chairman shall have all of the responsibilities and powers, and perform all of the duties, of the CEO.

4.9 **Duties of the Secretary**. The Secretary (the "Secretary") shall act as secretary of all meetings of the Board and all meetings of the Members. In the absence of the Secretary, the presiding Officer of the meeting shall appoint any other person to act as secretary of the meeting. The Secretary shall have all other authority provided in this Agreement and as otherwise determined by the Board.

4.10 **No Management by Members**. Except as otherwise expressly provided herein or as requested by the Board, no Member acting solely in its capacity as a Member shall take part in the day-to-day management or operation of the business and affairs of BOX Holdings. Except and only to the extent expressly provided for in this Agreement and as delegated by the Board to committees of the Board or to duly appointed Officers or agents of BOX Holdings, no Member acting solely in its capacity as a Member or other Person other than the Board shall be an agent of BOX Holdings or have any right, power or authority to transact any business in the name of BOX Holdings or to act for or on behalf of or to bind BOX Holdings.

4.11 **Reliance by Third Parties**. Any Person dealing with BOX Holdings or the Board may rely upon a certificate signed by the Chairman, or such other Officer of BOX Holdings designated by the Board, as to:

(a) the identity of the members of the Board or any committee thereof, any Officer or agent of BOX Holdings or any Member hereof;

(b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Board or in any other manner germane to the affairs of BOX Holdings;

(c) the Persons who are authorized to execute and deliver any agreement, instrument or document of or on behalf of BOX Holdings; or

(d) any act or failure to act by BOX Holdings or any other matter whatsoever involving BOX Holdings or any Member.

4.12 **Regulatory Obligations.**

(a) Non-Interference. Each of the Members, Directors, Officers, employees and agents of BOX Holdings shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the board of directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the Exchange Act. No present or past Member, Director, Officer, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or any other person or entity shall have any rights against BOX Holdings or any Member, Director, Officer, employee or agent of BOX Holdings under this Section 4.12.

(b) Compliance with Securities Laws; Cooperation with the SEC. BOX Holdings and its Members shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC and the Exchange pursuant to and to the extent of their respective regulatory authority. The Directors, Officers, employees and agents of BOX Holdings, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the SEC and the Exchange in respect of the SEC's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and BOX Holdings shall take reasonable steps necessary to cause its Directors, Officers, employees and agents to so cooperate. No present or past Member, Director, Officer, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or any other person or entity shall have any rights against BOX Holdings or any Member, Director, Officer, employee or agent of BOX Holdings under this Section 4.12.

4.13 **Member Voting.**

(a) Majority. Except as otherwise provided herein or in the Members Agreement, with respect to any matter requiring the vote of the Members, all Members holding Voting Units shall be entitled to vote together, as a single class, each with one vote per Voting Unit so held.

(b) Supermajority. Subject to the other provisions of this Agreement and the Members Agreement, none of the following actions by BOX Holdings shall be effective, and no Member, Director, Officer or employee of BOX Holdings shall take any action to cause any of the following to occur, unless approved by a vote of Members holding at least 67% of all outstanding Voting Units:

(i) merger or consolidation of BOX Holdings or BOX with any other entity, a Sale of BOX Holdings or BOX, or the sale, lease or transfer, by BOX Holdings or BOX, of any material portion of its assets;

(ii) entry by BOX Holdings or BOX into any line of business other than the business described, respectively, in Article 3 above or in Article 3 of the BOX LLC Agreement;

(iii) conversion of BOX Holdings or BOX from a Delaware limited liability company into any other type of entity;

(iv) except as expressly contemplated by the Members Agreement, BOX Holdings or BOX entering into any agreement, commitment, or transaction with any Member or any of its Affiliates other than transactions or agreements upon commercially reasonable terms that are no less favorable to BOX Holdings or BOX, respectively, than BOX Holdings or BOX would obtain in a comparable arms-length transaction or agreement with a third party;

(v) to the fullest extent permitted by law, taking any action to effect the voluntary, or which would precipitate an involuntary, dissolution or winding-up of BOX Holdings or BOX;

(vi) except as otherwise provided in the Facility Agreement or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange, the issuance, by BOX Holdings, of any additional equity interests in, or any securities exchangeable for or convertible into equity securities of, BOX Holdings other than the following, as approved by the Board and in the aggregate not to exceed ten percent (10%) of the outstanding equity interests of BOX Holdings: (A) equity interests, options or convertible securities issued as a dividend, Unit split or distribution on existing Units, (B) equity interests issued to employees or Directors of, or consultants or advisors to, BOX Holdings or one or more subsidiaries thereof pursuant to a plan, agreement or arrangement, (C) equity interests issued upon the exercise of options or convertible securities issued by BOX Holdings, provided each such exercise or conversion is in accordance with the terms of each such option or security, and (D) equity interests issued by BOX Holdings in the acquisition of any business;

(vii) the issuance, by BOX, of any additional equity interests in, or any securities exchangeable for or convertible into equity securities of, BOX, except as otherwise provided in the Facility Agreement or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(viii) permitting BOX to operate the BOX Market utilizing any other regulatory services provider other than the Exchange, except as otherwise provided in the Facility Agreement or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(ix) except as otherwise provided in the Facility Agreement, entering into, or permitting any subsidiary of BOX Holdings to enter into, any partnership, joint venture or other similar joint business undertaking;

(x) making a fundamental change to the business model of BOX to be other than a for-profit business, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(xi) subject to Article 7, the acquisition of any Units by any Person that results in such Person, alone or together with any Affiliate of such Person, newly holding an aggregate Percentage Interest equal to or greater than twenty percent (20%);

(xii) altering the provisions relating to the designation of Directors set forth in Section 4.1(a), except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(xiii) altering or amending any of the provisions of this Section 4.13(b), except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange.

Article 5

Powers, Duties, and Restrictions of BOX Holdings and the Members

5.1 **Powers of BOX Holdings**. In furtherance of the purposes set forth in Article 3, and subject to the provisions of Article 4, BOX Holdings, acting through the Board, will possess the power to do anything not prohibited by the LLC Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (i) to undertake any of the activities described in Article 3; (ii) to make, perform, and enter into any contract, commitment, activity, or agreement relating thereto; (iii) to open, maintain, and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to BOX Holdings from any other Person, and to draw checks or other orders for the payment of money on any such account; (iv) to hold, distribute, and exercise all rights (including voting rights), powers, and privileges and other incidents of ownership with respect to assets of BOX Holdings; (v) to borrow funds, issue evidences of indebtedness, and refinance any such indebtedness in furtherance of any or all of the purposes of BOX Holdings, to guarantee the obligations of others, and to secure any such indebtedness or guarantee by mortgage, security interest, pledge, or other lien on any property or other assets of BOX Holdings; (vi) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of BOX Holdings, and to pay such fees, expenses, salaries, wages and other compensation to such Persons as the Board shall determine; (vii) to bring, defend, and compromise actions, in its own name, at law or in equity; and (viii) to take all actions and do all things necessary or advisable or incident to the carrying out of the purposes of BOX Holdings, so far as such powers and privileges are necessary or convenient to the conduct, promotion, or attainment of BOX Holdings' business, purpose, or activities.

5.2 **Powers of Members**. Except as otherwise specifically provided by this Agreement or required by the LLC Act or by the SEC pursuant to the Exchange Act, no Member shall have the power to act for or on behalf of, or to bind, BOX Holdings, and unless otherwise determined by the Board, all Members shall constitute one class or group of members of BOX Holdings for all purposes of the LLC Act.

5.3 **Voting Trusts**. Except for the Members Agreement, Members are prohibited from entering into voting trust agreements with respect to their Units.

5.4 **Member's Compensation**. Except as otherwise specifically provided in this Agreement, the Members shall not be entitled to any compensation for their services hereunder.

5.5 **Cessation of Status as a Member**. A Member will cease to be a member of BOX Holdings upon the Bankruptcy or the involuntary dissolution of such Member.

5.6 **Claims Against or By Members**. Any and all matters relating to the actions of BOX Holdings with respect to claims: (i) by BOX Holdings against a Member or a former Member or any Affiliate of a Member or a former Member (collectively the "Member Entities"); or (ii) by a Member Entity against BOX Holdings shall be controlled by the Directors designated by the Member or Members that are not affiliated with such Member Entity. No Director shall be entitled to vote on (A) whether to initiate a claim by BOX Holdings against the Member that appointed such Director or an Affiliate of such Member, (B) any matter concerning a claim initiated by BOX Holdings against the Member that appointed such Director or a Member Entity affiliated with such Member, or (C) any matter concerning a claim initiated against BOX Holdings by the Member that appointed such Director or a Member Entity affiliated with such Member. Any action to be taken by the Board with respect to any such claim shall be considered effective only if approved by Directors representing Members holding at least a majority in interest of all outstanding Units, without including Directors that are affiliated with such Member Entity.

5.7 **Purchased Services**. All products and services to be obtained by BOX Holdings will be evaluated by BOX Holdings' management with a view to best practices and all such products and services will be obtained from Members, their Affiliates or third-parties based upon arms-length negotiations, including obtaining quotes for such products or services from third-parties, as appropriate. Notwithstanding the forgoing, Members and their Affiliates will be given preference over third-parties if such Members or Affiliates are willing and able to provide services and terms at least as favorable to BOX Holdings as those offered by the third parties, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange.

5.8 **Suspension of Voting Privileges and Termination of Membership**. Notwithstanding anything to the contrary in the Members Agreement or any other agreement, after appropriate notice and opportunity for hearing, the Board, by a vote of Directors representing 2/3 of the Total Votes, excluding the vote of such Member subject to sanction, may suspend or terminate a Member's voting privileges or other rights as a Member in BOX Holdings (but not its economic rights in and to its Units), under the LLC Act or this Agreement: (i) in the event such Member is subject to a "statutory disqualification," as defined in Section 3(a)(39) of the Exchange Act; or (ii) in the event such Member has violated any provision of this Agreement, or any federal or state securities law; or (iii) if the Board determines that such action is necessary or appropriate in the public interest or for the protection of investors.

Article 6

Members; Financing BOX Holdings

6.1 **Initial Capital Contributions**. Each Member shall have an initial Capital Account balance as of the date such Member has acquired Units, equal to the amount of cash and the fair market value of all other assets, services and/or properties contributed by such Member in exchange for such Units (with respect to each such Member, its "Initial Capital Contribution").

6.2 **Members; Capital**. The Capital Contributions of the Members shall be set forth on the books and records of BOX Holdings. No interest shall be paid on any Capital Contribution to BOX Holdings. No Member shall have any personal liability for the repayment of the Capital Contribution of any Member, and no Member shall have any obligation to fund any deficit in its Capital Account. Each Member hereby waives, for the term of BOX Holdings, any right to partition the property of BOX Holdings or to commence an action seeking dissolution of BOX Holdings under the LLC Act.

6.3 **Additional Capital Contributions**. The Board shall, at its sole discretion, determine the capital needs of BOX Holdings. Subject to Section 2.5 of this Agreement, if at any time or from time to time after the Effective Date the Board shall determine that additional capital is required in the interests of BOX Holdings, additional working capital shall be raised in such manner as determined by the Board, including but not limited to the following: (i) the issuance of new Units to third parties; (ii) the issuance of convertible debt; (iii) borrowing funds from new sources; (iv) borrowing funds from existing Members or deferring payment for services performed by then-existing Members; and (v) the issuance of additional Units to then-existing Members. In all cases, the Board shall pursue those financing alternatives deemed non-dilutive to the existing Members before all other financing alternatives. In the event that the Board determines that the issuance of additional Units to existing Members is the only available alternative, and the Board determines that market conditions dictate such additional Units be sold at book value, such issuance must be approved by a majority of the Total Votes and is subject to Section 2.5 of this Agreement, which such majority must include the vote of at least one member of the Board whose Affiliate is not purchasing Units in the proposed transaction unless all the Members are participating in the purchase. New Member recipients of additional Units issued hereunder must: (i) be of high professional and financial standing; (ii) be able to carry out their duties as a Member; (iii) be under no regulatory or governmental bar or disqualification; (iv) be approved by the Board; and (v) become a Member party to this Agreement. Notwithstanding the foregoing, registration as a broker-dealer or self-regulatory organization is not required to become a Member. Without limiting the effect of Section 7.1, all additional Units issued pursuant to this Section 6.3 shall be restricted from sale for a period of twelve (12) months after issuance unless otherwise agreed to by the Board of Directors of BOX Holdings. Notwithstanding any of the foregoing, neither the Board nor any Member, acting singly or together, shall have the power to require any Member to make any Additional Capital Contribution in excess of its Initial Capital Contribution.

6.4 **Borrowings and Loans**. If any Member shall lend any monies to BOX Holdings, the amount of any such loan shall not constitute an increase in the amount of such Member's Capital Contribution unless specifically agreed to by the Board of Directors and such Member. The terms of such loans and the interest rate(s) thereon shall be commercially reasonable terms and rates, as determined by the Board in accordance with Article 4.

6.5 **General**. Except as otherwise provided in this Agreement, any Member and its Affiliates may lend money to, borrow money from, act as surety, guarantor or endorser for, guarantee or assume one or more specific obligations of, provide collateral for, and transact other business with BOX Holdings and, subject to applicable law, shall have the same rights and obligations with respect thereto as a Person who is not a Member of BOX Holdings. Any such transactions with a Member or an Affiliate of a Member shall be on the terms approved by all of the Board from time to time or, if such transaction is contemplated by this Agreement, on the terms provided for in this Agreement.

6.6 **Liability of the Members and Directors**. Except as otherwise required by the LLC Act, no Member or Director or Officer of BOX Holdings, solely by reason of being a Member or Director or Officer, shall be liable, under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of BOX Holdings, whether arising in contract, tort or otherwise, or for the acts or omissions of any other Member or Director or Officer of BOX Holdings. The failure of BOX Holdings to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the LLC Act shall not be grounds for imposing liability on any Member or Director or Officer of BOX Holdings for liabilities of BOX Holdings.

Article 7

Transferability of Units

7.1 Restrictions on Transfer

(a) No Person shall directly or indirectly, whether voluntarily, involuntarily, by operation of law or otherwise, dispose of, sell, alienate, assign, exchange, participate, subparticipate, encumber, or otherwise transfer in any manner (each, a "Transfer") all or any portion of its Units, or any rights arising under, out of or in respect of this Agreement, including, without limitation, any right to damages for breach of this Agreement unless prior to such Transfer the transferee is approved by the Board. To be eligible for such Board approval, the proposed transferee must (x) be of high professional and financial standing, (y) be able to carry out its duties as a Member hereunder, if admitted as such, and (z) be under no regulatory or governmental bar or disqualification. Notwithstanding the foregoing, registration as a broker-dealer or self-regulatory organization is not required to be eligible for such Board approval. Notwithstanding the foregoing, the following shall not be included in the definition of "Transfer" (i) transfers of Class A and Class B Units among Members; (ii) reallocation of Class C Units pursuant to the Members Agreement, (iii) transfers of Class A and Class B Units by IB permitted under Section 7.6 hereof; or (iv) transfers of Class A and Class B Units to Affiliates of a Member, including officers of a Member or such Member's Affiliates. A holder of Units shall provide prior written notice to the Exchange of any proposed Transfer.

(b) Notwithstanding anything to the contrary in this Article 7 but subject to Section 7.4, the following Transfers of Class C Units are permitted:

> (i) A Class C Member may Transfer any of its rights or obligations with respect to such Member's Class C Units if (i) any transferred Class C Units are transferred together with all rights and obligations pursuant to the associated VPRs and the Members Agreement, (ii) all transferred Class C Units are associated with Protected VPRs, (iii) the transferor has obtained the prior written consent of the Board, (iv) such Transfer complies in all respects with the requirements set forth in the Members Agreement, (v) the Transfer of Class C Units complies with the requirements for such Transfer set forth in this Article 7, and (vi) the transferee has been admitted as a Member of BOX Holdings as provided in Section 7.1(c) below; and

(ii) Subject to the requirements of Section 3.2 of the Members Agreement, a Class C Member may transfer all, but not less than all, of its rights and obligations arising pursuant to this Agreement and the Members Agreement related to, and including, all Class C Units and VPRs held thereby, to any Person that is an Affiliate of such Class C Member, without the consent of BOX Holdings or any other Member, and such Affiliate shall be automatically admitted as a Class C Member of BOX Holdings without any required action on the part of any Person, if, and only if, (i) prompt, written notice of such transfer, including relevant contact information, is provided to BOX Holdings, (ii) such Transfer complies in all respects with the requirements set forth in the Members Agreement, (iii) the transferee is of high professional and financial standing, is able to carry out its duties as a Member hereunder, and is under no regulatory or governmental bar or disqualification, and (iv) the transferee executes and delivers to BOX Holdings a counterpart of this Agreement and the Members Agreement to evidence its written acceptance of the terms and provisions hereof and thereof; and

(iii) Reallocations of Class C Units as provided in the Members Agreement.

(c) In addition to the requirements set forth in Section 7.1(a) and (b)(i), and notwithstanding anything to the contrary contained in this Agreement, a Person shall be admitted to BOX Holdings as an additional or substitute Member of BOX Holdings, if such Person is not already a Member, only upon (i) such Person's execution of a counterpart of this Agreement and the Members Agreement to evidence its written acceptance of the terms and provisions of this Agreement and the Members Agreement, and acceptance thereof by resolution of the Board, which acceptance may be given or withheld in the sole discretion of the Board, (ii) if such Person is a transferee, its agreement in writing to its assumption of the obligations hereunder and under the Members Agreement of its assignor, and acceptance thereof by resolution of the Board, which acceptance may be given or withheld in the sole discretion of the Board, (iii) if such Person is a transferee, a determination by the Board in good faith that the Transfer was permitted by this Agreement and the Members Agreement, and (iv) compliance with the terms of the Members Agreement, and (v) approval of the Board. Whether or not a transferee who acquired any Units has accepted in writing the terms and provisions of this Agreement and the Members Agreement and assumed in writing the obligations hereunder of its predecessor in interest, such transferee shall be deemed, by the acquisition of such Units, to have agreed to be subject to and bound by all the obligations of this Agreement and the Members Agreement with the same effect and to the same extent as any predecessor in interest of such transferee. Notwithstanding the foregoing, any Affiliate of a Member that is a transferee, pursuant to a Transfer under Section 7.1(b)(ii) above, shall be automatically admitted as a Member.

(d) All costs incurred by BOX Holdings in connection with the admission to BOX Holdings of a substituted Member pursuant to this Article 7 shall be borne by the transferor Member (and if not timely paid, by the substituted Member), including, without limitation, costs of any necessary amendment hereof, filing fees, if any, and reasonable attorneys' fees.

7.2 **Right of First Refusal for BOX Holdings**. In the event that a Member (a "Transferring Member") desires to, directly or indirectly, whether voluntarily, involuntarily, by operation of law or otherwise, effect a Transfer with respect to all or any portion of the Voting

Units owned, directly or indirectly, by such Member as permitted under this Agreement, and obtains a bona fide offer therefor either from a third party or another Member (each, in such case, a "Transferee") (other than a Transfer made in accordance with Section 7.1(b)(ii) above), the Transferring Member shall first offer such Units to BOX Holdings in the following manner:

(a) The Transferring Member shall deliver a written notice (a "Transfer Notice") to BOX Holdings specifying in reasonable detail the proposed price, terms and conditions of such proposed Transfer and the identity of the proposed Transferee.

(b) Upon receipt of such Transfer Notice, BOX Holdings shall be entitled, subject to Section 7.4 hereof, and by notice to the Transferring Member within 30 days after receipt of the Transfer Notice, to elect to purchase all but not less than all (unless otherwise mutually agreed by BOX Holdings and the Transferring Member) of the Units offered for sale by the Transferring Member and its Affiliates at the price and on the terms and conditions specified in the Transfer Notice.

(c) If BOX Holdings elects not to purchase such Units, the Transferring Member may, subject to the provisions of this Article 7, complete the sale described in the Transfer Notice within 60 days after receipt of the Transfer Notice at a price and on terms and conditions no more favorable to the Transferee than those specified in the Transfer Notice, except that the closing date may be delayed for up to 90 additional days pending completion of all regulatory filings, expiration of all waiting periods and receipt of all required regulatory approvals. In the event the Transferring Member does not complete such sale to the Transferee within such 60-day period (as delayed by up to 90 days, if applicable), any subsequent proposed sale of any Units shall be once again subject to the provisions of this Section 7.2.

7.3 **Right of First Refusal for Members.**

(a) Subject to Section 7.2, in the event that a Member (a "Transferring Member") desires to, directly or indirectly, whether voluntarily, involuntarily, by operation of law or otherwise, Transfer all or any portion of the Class A Units and Class B Units owned, directly or indirectly, by such Member as permitted under this Agreement, and obtains a bona fide offer therefor either from a third party or another Member (each, in such case, a "Transferee"), the Transferring Member shall first offer such Units to the other Class A Members and Class B Members (for purposes of this Section 7.3(a), "Non-Transferring Members") in the following manner:

(i) The Transferring Member shall deliver a written notice (the "Transfer Notice") to the Non-Transferring Members and BOX Holdings specifying in reasonable detail the proposed price, terms and conditions of such proposed Transfer and the identity of the proposed Transferee.

(ii) Upon receipt of such Transfer Notice, the Non-Transferring Members shall be entitled, subject to Section 7.4 hereof, the other provisions of this Article 7 (except for Section 7.2) and the Members Agreement, and by notice to the Transferring Member and BOX Holdings within 30 days after receipt of the Transfer Notice, to elect to purchase (or cause its Affiliate to purchase) all but not less than all (unless otherwise mutually agreed by the Non-Transferring Members and the Transferring Member) of the Units offered for sale by the Transferring Member and its Affiliates (other than any Units purchased by BOX Holdings pursuant to Section 7.2 above) at the price and on the terms and conditions specified in the Transfer Notice.

(iii) If more than one Non-Transferring Member elects to purchase (or to cause its Affiliate to purchase) such Units, then each such Non-Transferring Member shall purchase (or cause its Affiliate to purchase) a number of such Units calculated by multiplying the total number of Units offered for sale, less the number of Units purchased by BOX Holdings pursuant to Section 7.2 above, if any, by the Transferring Member and its Affiliates by a ratio determined by dividing (A) the number of Class A Units and Class B Units held by such Non-Transferring Member by (B) the total number of Class A Units and Class B Units held by all Non-Transferring Members electing to purchase (or to cause its Affiliate to purchase).

(iv) If one or more Non-Transferring Members elect to purchase such Units, the Transferring Member shall, subject to the provisions of this Article 7 and the Members Agreement, complete such sale to such Non-Transferring Members within 30 days after receipt of the Transfer Notice at a price and on terms and conditions specified in the Transfer Notice, except that the closing date may be delayed for up to 90 additional days pending completion of all regulatory filings, expiration of all waiting periods and receipt of all required regulatory approvals.

(v) If no Non-Transferring Member elects to purchase such Units, the Transferring Member may, subject to the other provisions of this Article 7 and the Members Agreement, complete the sale described in the Transfer Notice within 60 days after receipt of the Transfer Notice at a price and on terms and conditions no more favorable to the Transferee than those specified in the Transfer Notice, except that the closing date may be delayed for up to 90 additional days pending completion of all regulatory filings, expiration of all waiting periods and receipt of all required regulatory approvals. In the event the Transferring Member does not complete such sale to the Transferee within such 60 day period (as delayed by up to 90 days, if applicable), any subsequent proposed sale of any Class A Units or Class B Units shall be once again subject to the provisions of Section 7.2 and this Section 7.3.

(b) Subject to Section 7.2, in the event that a Member (a "Transferring Member") desires to, directly or indirectly, whether voluntarily, involuntarily, by operation of law or otherwise, Transfer all or any portion of the Voting Class C Units owned, directly or indirectly, by such Member as permitted under this Agreement and the Members Agreement, and obtains a bona fide offer therefor either from a third party or another Member (each, in such case, a "Transferee") (other than a Transfer made in accordance with Section 7.1(b)(ii) above), the Transferring Member shall first offer such Units to the other Class C Members (for purposes of this Section 7.3(b), "Non-Transferring Members") in the following manner:

(i) The Transferring Member shall deliver a written notice (the "Transfer Notice") to the Non-Transferring Members and BOX Holdings specifying in reasonable detail the proposed price, terms and conditions of such proposed Transfer and the identity of the proposed Transferee.

(ii) Upon receipt of such Transfer Notice, the Non-Transferring Members shall be entitled, subject to Section 7.4 hereof, the other provisions of this Article 7 (except for Section 7.2) and the Members Agreement, and by notice to the Transferring Member and BOX Holdings within 30 days after receipt of the Transfer Notice, to elect to purchase (or cause its Affiliate to purchase) all but not less than all (unless otherwise mutually agreed by the Non-Transferring Member and the Transferring Member) of the Units offered for sale by the Transferring Member and its Affiliates (other than any Units purchased by BOX Holdings pursuant to Section 7.2 above) at the price and on the terms and conditions specified in the Transfer Notice.

(iii) If more than one Non-Transferring Member elects to purchase (or to cause its Affiliate to purchase) such Units, then each such Non-Transferring Member shall purchase (or cause its Affiliate to purchase) a number of such Units calculated by multiplying the total number of Units offered for sale, less the number of Units purchased by BOX Holdings pursuant to Section 7.2 above, if any, by the Transferring Member and its Affiliates by a ratio determined by dividing (A) the number of Class C Units held by such Non-Transferring Member by (B) the total number of Class C Units held by all Non-Transferring Members electing to purchase (or to cause its Affiliate to purchase).

(iv) If one or more Non-Transferring Members elect to purchase such Units, the Transferring Member shall, subject to the other provisions of this Article 7 and the Members Agreement, complete such sale to such Non-Transferring Members within 30 days after receipt of the Transfer Notice at a price and on terms and conditions specified in the Transfer Notice, except that the closing date may be delayed for up to 90 additional days pending completion of all regulatory filings, expiration of all waiting periods and receipt of all required regulatory approvals.

(v) If no Non-Transferring Member elects to purchase such Units, the Transferring Member may, subject to the other provisions of this Article 7 and the Members Agreement, complete the sale described in the Transfer Notice within

60 days after receipt of the Transfer Notice at a price and on terms and conditions no more favorable to the Transferee than those specified in the Transfer Notice, except that the closing date may be delayed for up to 90 additional days pending completion of all regulatory filings, expiration of all waiting periods and receipt of all required regulatory approvals. In the event the Transferring Member does not complete such sale to the Transferee within such 60 day period (as delayed by up to 90 days, if applicable), any subsequent proposed sale of any Class C Units shall be once again subject to the provisions of Section 7.2 and this Section 7.3.

(c) Subject to Section 7.6(b) of this Agreement and Section 3.5 of the Members Agreement and so long as any Class C Units are issued and outstanding, in the event BOX Holdings proposes to sell and issue new equity securities of BOX Holdings other than the following, as approved by the Board and in the aggregate not to exceed ten percent (10%) of the outstanding equity interests of BOX Holdings: (x) equity interests, options or convertible securities issued as a dividend, Unit split or distribution on existing Units, (y) equity interests issued to employees or Directors of, or consultants or advisors to, BOX Holdings or one or more subsidiaries thereof pursuant to a plan, agreement or arrangement, and (z) equity interests issued by BOX Holdings in the acquisition of any business (for purposes of this Section 7.3(c), a "New Issuance"), BOX Holdings shall notify the Class C Members in writing (for purposes of this Section 7.3(c), a "New Issuance Notice") at least thirty (30) calendar days prior to any contemplated issuance by BOX Holdings of such new equity securities, setting forth in reasonable detail a description of such new securities, the price and the terms and conditions of the New Issuance.

(i) Upon receipt of such New Issuance Notice, each Class C Member shall be entitled, by notice to BOX Holdings within thirty (30) calendar days after receipt of the New Issuance Notice, to elect to purchase its pro rata share (but not less than its pro rata share) of the New Issuance at the price and on the terms and conditions specified in the New Issuance Notice. Each Class C Member's pro rata share shall be calculated by multiplying (A) the number of equity securities proposed to be sold in such New Issuance by (B) a fraction, the numerator of which is the number of Class C Units then held by such Class C Member and the denominator of which is the total number of Units then issued and outstanding.

(ii) If one or more Class C Members elects to purchase its pro rata share of such New Issuance, BOX Holdings shall, subject to the other provisions of this Article 7 and the Members Agreement, complete such sale to such Class C Members within forty-five (45) calendar days after delivery of the New Issuance Notice at the price and on the terms and conditions specified in the New Issuance Notice, except that the closing date may be delayed for up to ninety (90) additional calendar days pending completion of all applicable regulatory filings, expiration of all applicable waiting periods and receipt of all required regulatory approvals.

(iii) Provided BOX Holdings complies with the other provisions of this Section 7.3(c), BOX Holdings may sell and issue the remaining securities of such New Issuance described in the New Issuance Notice within one hundred twenty (120) calendar days after delivery of the New Issuance Notice at a price and on terms and conditions no more favorable to the purchaser(s) than those specified in the New Issuance Notice, except that the closing date may be delayed for up to ninety (90) additional calendar days pending completion of all applicable regulatory filings, expiration of all applicable waiting periods and receipt of all required regulatory approvals. In the event BOX Holdings does not complete such sale and issuance to the purchaser(s) within such period, any subsequent proposed sale and issuance of new equity securities of BOX Holdings shall be once again subject to the provisions of this Section 7.3(c).

7.4 **Additional Restrictions.** Anything contained in the foregoing provisions of this Article 7 expressed or implied to the contrary notwithstanding:

(a) In no event shall a Transfer, whether direct or indirect, voluntary or involuntary, by operation of law or otherwise, of any Units or any rights arising under, out of or in respect of this Agreement, including, without limitation, any right to damages for breach of this Agreement take place without the prior approval of the Board if such Transfer: (i) in the opinion of tax counsel to BOX Holdings, could cause a termination of BOX Holdings within the meaning of Section 708 of the Code or, (ii) in the opinion of the Board, based on advice of tax counsel, could cause a termination of BOX Holdings' status as a partnership or cause BOX Holdings to be treated as a publicly traded partnership for federal income tax purposes, (iii) is prohibited by any state, federal or provincial securities laws, or (iv) is prohibited by this Agreement.

(b) In no event shall all or any part of a Member's Units be Transferred to a minor or incompetent person.

(c) The Board may, in addition to any other requirement that the Board may impose, require as a condition of any Transfer, whether direct or indirect, voluntary or involuntary, by operation of law or otherwise, of any Units that the transferor furnish to BOX Holdings an opinion of counsel satisfactory (both as to such opinion and as to such counsel) to counsel to BOX Holdings that such Transfer, whether direct or indirect, voluntary or involuntary, by operation or law or otherwise, complies with applicable federal and state securities laws.

(d) Notwithstanding anything to the contrary contained in this Agreement, any Transfer, whether direct or indirect, voluntary or involuntary, by operation of law or otherwise, in contravention of any of the provisions of this Article 7 shall be void and ineffectual and shall not bind or be recognized by BOX Holdings. The Board shall have the right to require any Person reasonably believed to be subject to and in violation of this Article 7 to provide BOX Holdings with complete information as to all Units owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article 7 as may reasonably be requested of such Person.

(e) Any Member shall provide BOX Holdings with written notice fourteen (14) days prior, and BOX Holdings shall provide the SEC and the Exchange with written notice ten (10) days prior, to the closing date of any acquisition that results in such Member's Percentage Interest, alone or together with any Related Person of such Member, meeting or crossing the threshold level of 5% or the successive 5% Percentage Interest levels of 10% and 15%. Any

Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of Units outstanding), of record or beneficially, five percent (5%) or more of the then outstanding Units shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding Units, give BOX Holdings written notice of such ownership, which notice shall state: (i) such Person's full legal name; (ii) the number of Units owned, directly or indirectly, of record or beneficially, by such Person together with such Person's Related Persons; and (iii) whether such Person has the power, directly or indirectly, to direct the management or policies of BOX Holdings, whether through ownership of Units, by contract or otherwise.

(f) In addition to the notice requirement in Section 7.4(e), the parties agree that the following Transfers are subject to the rule filing process pursuant to Section 19 of the Exchange Act: any Transfer that results in the acquisition and holding by any Person, alone or together with its Related Persons, of an aggregate Percentage Interest level which meets or crosses the threshold level of 20% or any successive 5% Percentage Interest level (i.e., 25%, 30%, etc.).

(g) (i) Except as provided in Section 7.4(g)(iii) below, a Controlling Person shall be required to execute, and the relevant Member shall take such action as is necessary to ensure that each of its Controlling Persons executes, an amendment to this Agreement upon establishing a Controlling Interest in any Member that, alone or together with any Related Persons of such Member, holds a Percentage Interest in BOX Holdings equal to or greater than 20%.

(ii) In such amendment, the Controlling Person shall agree (A) to become a party to this Agreement and (B) to abide by all the provisions of this Agreement.

(iii) Notwithstanding the foregoing, a Person shall not be required to execute an amendment to this agreement pursuant to this Section 7.4(g) if such Person does not, directly or indirectly, hold any interest in a Member.

(iv) Any amendment to this Agreement executed pursuant to this Section 7.4(g) is subject to the rule filing process pursuant to Section 19 of the Exchange Act. The rights and privileges, including all voting rights, of the Member in whom a Controlling Interest is held under this Agreement and the LLC Act shall be suspended until such time as the amendment executed pursuant to this Section 7.4(g) has become effective pursuant to Section 19 of the Exchange Act or the Controlling Person no longer holds a Controlling Interest in the Member.

(v) For purposes of this Section 7.4(g): (A) a "Controlling Interest" shall be defined as the direct or indirect ownership of 25% or more of the total voting power of all equity securities of a Member (other than voting rights solely with respect to matters affecting the rights, preferences, or privileges of a particular class of equity securities), by any Person, alone or together with any Related Persons of such Person; and (B) a "Controlling Person" shall be defined as a Person who, alone or together with any Related Persons of such Person, holds a Controlling Interest in a Member.

(h) In the event that a Member, or any Related Person of such Member, is approved by the Exchange as a BOX Options Participant pursuant to the Exchange Rules, and such Member owns more than 20% of the Units, alone or together with any Related Person of such Member (Units owned in excess of 20% being referred to as "Excess Units"), the Member and its designated Directors shall have no voting rights whatsoever with respect to any action relating to BOX Holdings nor shall the Member or its designated Directors, if any, be entitled to give any proxy in relation to a vote of the Members, in each case solely with respect to the Excess Units held by such Member; provided, however, that whether or not such Member or its designated Directors, if any, otherwise participates in a meeting in person or by proxy, such Member's Excess Units shall be counted for quorum purposes and shall be voted by the person presiding over quorum and vote matters in the same proportion as the Units held by the other Members are voted (including any abstentions from voting).

7.5 **Continuation of LLC.** The liquidation, dissolution, Bankruptcy, insolvency, death, or incompetency of any Member shall not terminate the business of BOX Holdings or, in and of itself, dissolve BOX Holdings, which shall continue to be conducted upon the terms of this Agreement by the other Members and by the personal representatives and successors in interest of such Member.

7.6 **Co-sale Rights.**

(a) IB Transfer

(i) Notwithstanding the provisions of Sections 7.2 and 7.3, at any time that IB proposes to Transfer Class A Units or Class B Units, IB shall notify BOX Holdings in writing (the "IB Transfer Notice") at least fifteen (15) days prior to any contemplated sale by IB of all or any portion of its Units acquired at the time of formation of BOX Holdings, setting forth the terms of the Transfer and the name of the proposed purchaser (the "Proposed IB Transferee").

(ii) If BOX Holdings then delivers a written notice to IB within ten (10) days after delivery of the IB Transfer Notice (the "IB Offer Period"), expressing a desire to sell additional Units in the Transfer by IB to the Proposed IB Transferee, BOX Holdings shall be entitled to do so pursuant to this Section 7.6(a) up to an amount equal to one-half of the number of Units subject to the Transfer by IB on the same terms. If BOX Holdings does not elect to sell additional Units pursuant to this Section 7.6(a), IB shall be entitled to sell the offered Units to the Proposed IB Transferee, according to the terms set forth in the IB Transfer Notice.

(iii) If IB wishes to Transfer any of such Units on terms that differ from the terms in the IB Transfer Notice, or more than sixty (60) days after the expiration of the IB Offer Period, the right provided in this Section 7.6(a) shall be deemed to be revived and such Units shall not be sold unless first re-offered in accordance with this Section 7.6(a).

(iv) The proceeds of any sale made by IB without material compliance with the provisions of this Section 7.6(a) shall be deemed to be held in constructive trust in such amount as would have been due to BOX Holdings if IB had complied with this Section 7.6(a) and BOX Holdings had elected to participate in the Transfer.

(v) The co-sale rights set forth in this Section 7.6(a) shall not apply to any sale by IB of Units acquired subsequent to the initial formation of BOX Holdings and shall not apply to any sale of Units by a Person who acquired such Units from IB. For purposes of interpreting the co-sale rights under this section, IB's sale of Units shall be deemed to be on a first in first out basis (FIFO).

(b) New Issuance

(i) At any time that BOX Holdings proposes to issue additional Class A Units or Class B Units to a purchaser that is not then a Member (other than pursuant to Section 7.6(a) hereof) from and after the date of this Agreement, BOX Holdings shall notify IB in writing (for purposes of this Section 7.6(b), a "New Issuance Notice") at least fifteen (15) days prior to any contemplated issuance by BOX Holdings of any additional Units (for purposes of this Section 7.6(b), a "New Issuance"), setting forth the terms of the New Issuance and the name of the proposed purchaser (the "Proposed New Member").

(ii) If IB then delivers a written notice to BOX Holdings within ten (10) days after delivery of the New Issuance Notice (the "New Issuance Period"), expressing a desire to sell a portion of its Class A Units or Class B Units in the New Issuance to the Proposed New Member, IB shall be entitled to do so pursuant to this Section 7.6(b) up to an amount equal to one-half of the additional Units subject to the New Issuance on the same terms. If IB does not elect to sell any of its Units pursuant to this Section 7.6(b), BOX Holdings shall be entitled to sell the offered Units to the Proposed New Member, according to the terms set forth in the New Issuance Notice.

(iii) If BOX Holdings wishes to make any New Issuance on terms that differ from the terms in the New Issuance Notice, or more than sixty (60) days after the expiration of the New Issuance Period, the right provided in this Section 7.6(b) shall be deemed to be revived and such New Issuance shall not be made unless first re-offered to IB in accordance with this Section 7.6(b).

(iv) The proceeds of any sale made by BOX Holdings without material compliance with the provisions of this Section 7.6(b) shall be deemed to be held in constructive trust in such amount as would have been due to IB if BOX Holdings had complied with this Section 7.6(b) and IB had elected to participate in the New Issuance.

(c) Class C Transfer

(i) Notwithstanding the provisions of Sections 7.2 and 7.3, at any time that a Class C Member (a "Transferring Member") proposes to Transfer Voting Class C Units (other than a Transfer made in accordance with Section 7.1(b)(ii) above), the Transferring Member shall notify BOX Holdings and the other Class C Members (for purposes of this Section 7.6(c), "Non-Transferring Members") in writing (a "Class C Transfer Notice") at least fifteen (15) days prior to any contemplated sale by the Transferring Member of all or any portion of its Voting Class C Units, setting forth the terms of the Transfer and the name of the proposed purchaser (the "Proposed Class C Transferee"). Such Class C Transfer Notice may be delivered at the same time the Transfer Notices are delivered pursuant to Sections 7.2 and 7.3 above.

(ii) If any Non-Transferring Member then delivers a written notice to the Transferring Member within ten (10) days after delivery of the Class C Transfer Notice (the "Class C Offer Period"), electing to sell Voting Class C Units held by such Non-Transferring Member in the Transfer by the Transferring Member to the Proposed Class C Transferee, such Non-Transferring Member shall be entitled to do so pursuant to this Section 7.6(c) up to an amount equal to one-half of the number of Voting Class C Units subject to the Transfer by the Transferring Member on the same terms. If more than one Non-Transferring Member delivers such a written notice to the Transferring Member within the Class C Offer Period, each such Non-Transferring Member shall be entitled to sell up to a number of its Voting Class C Units calculated by multiplying one-half of the number of Voting Class C Units subject to the Transfer by the Transferring Member by a ratio determined by dividing (A) the number of Voting Class C Units held by such Non-Transferring Member by (B) the total number of Voting Class C Units held by all Non-Transferring Members electing to sell Voting Class C Units on the same terms. Subject to its allowing the participation of other Non-Transferring Members in accordance with this Section 7.6(c), the Transferring Member shall be entitled to sell the offered Voting Class C Units to the Proposed Class C Transferee (other than any Voting Class C Units purchased by BOX Holdings or the Members pursuant to Sections 7.2 and 7.3 above), according to the terms set forth in the Class C Transfer Notice.

(iii) If the Transferring Member wishes to Transfer any of such Voting Class C Units on terms that differ from the terms in the Class C Transfer Notice, or more than sixty (60) days after the expiration of the Class C Offer Period, the right provided in this Section 7.6(c) shall be deemed to be revived and such Voting Class C Units shall not be sold unless first re-offered in accordance with this Section 7.6(c).

(iv) The proceeds of any sale made by such Transferring Member without material compliance with the provisions of this Section 7.6(c) shall be deemed to be held in constructive trust in such amount as would have been due to all Class C Members if the Transferring Member had complied with this Section 7.6(c) and such Class C Members had elected to participate in the Transfer.

7.7 **Drag-Along Right.**

(a) In the event that holders of at least seventy-five percent (75%) of the then outstanding Voting Units, including at least seventy-five percent (75%) of the then outstanding Voting Class C Units (collectively, the "Selling Members") approve a Sale of BOX Holdings in writing, specifying that this Section 7.7 shall apply to such transaction, then each Class C Member hereby agrees:

(i) if such transaction requires Member approval, to vote (in person, by proxy or by action by written consent, as applicable) all of its Voting Class C Units in favor of, and adopt, such Sale of BOX Holdings;

(ii) to sell the same proportion of Voting Class C Units held by such Member as is being sold by the Selling Members to the Person to whom the Selling Members propose to sell their Units, and, except as permitted in Section 7.7(b) below, on the same terms and conditions as the Selling Members;

(iii) to execute and deliver all related documentation and take such other action in support of the Sale of BOX Holdings as shall reasonably be requested by BOX Holdings or the Selling Members in order to carry out the terms and provision of this Section 7.7;

(iv) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of BOX Holdings;

(v) in the event that the Selling Members, in connection with such Sale of BOX Holdings, appoint a Member representative (the "Member Representative") with respect to matters affecting the Members under the applicable definitive transaction agreements following consummation of such Sale of BOX Holdings, (x) to consent, with respect to such Member's Voting Class C Units to (i) the appointment of such Member Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) with respect to such Member's Voting Class C Units, the payment of such Member's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Member Representative in connection with such Member Representative's services and duties in connection with such Sale of BOX Holdings and its related service as the representative of the Members, and (y) with respect to such Member's Voting Class C Units, not to assert any claim or commence any suit against the Member Representative or any other Member with respect to any action or inaction taken or failed to be taken by the Member Representative in connection with its service as the Member Representative, absent fraud or willful misconduct.

(b) Exceptions. Notwithstanding the foregoing, a Class C Member will not be required to comply with Section 7.7(a) above in connection with any proposed Sale of BOX Holdings unless:

(i) any representations and warranties to be made by such Member in connection with the Sale of BOX Holdings are limited to representations and warranties related to authority, ownership and the ability to convey title to the Class C Units held by such Class C Member, including but not limited to representations and warranties that (i) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Member with respect to the Class C Units in connection with the Sale of BOX Holdings have been duly authorized, if applicable, (iii) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii) such Member shall not be required to make any non-financial related covenant, including without limitation non-competition, non-solicitation and licensing covenants;

(iii) the Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Sale of BOX Holdings, other than BOX Holdings (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of BOX Holdings);

(iv) the liability for indemnification, if any, of such Member in the Sale of BOX Holdings and for the inaccuracy of any representations and warranties made by BOX Holdings or its Members in connection with such Sale of BOX Holdings, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of BOX Holdings), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Member with respect to its Class C Units in connection with such Sale of BOX Holdings;

(v) liability shall be limited to such Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such Sale of BOX Holdings in accordance with the provisions of this Agreement) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Sale of BOX Holdings, except with respect to claims related to fraud by such Member, the liability for which need not be limited as to such Member; and

(vi) upon the consummation of the Sale of BOX Holdings, each Member will have the right to receive, at its option, either (A) the same form of consideration for its Class C Units as is received by other Members in respect of their Units, which shall be either cash or marketable securities or (B) cash of equal value in lieu of any non-cash consideration as is received by other Members in respect of their Units, the value of which shall be determined by the Board in good faith.

7.8 **New Membership Interests.**

(a) Upon the issuance of any new Units in BOX Holdings, the valid Transfer of all or any portion of a Member's Units, or any reallocation, cancellation or redemption of Units, including pursuant to the Members Agreement, the Board or any Officer shall amend the Membership Record to reflect such event.

(b) It shall be a condition precedent to BOX Holdings issuing Units to any Person not then both a Member and a party to the Members Agreement that such Person first (i) agree in writing to become party to the Members Agreement and be bound by the terms and conditions thereof applicable to the class of Units issued to such Person. Such agreement shall be evidenced by such Person executing and delivering to BOX Holdings a counterpart to the Members Agreement in a form acceptable to BOX Holdings. Upon the execution and delivery of such counterpart by such Person and such Person being issued the Units, such Person shall be deemed to be a party thereto as if such Person's signature appeared on the signature pages of the Members Agreement (as to, and to the extent of, the Units so issued). BOX Holdings shall not issue Units unless and until such Person shall have complied with the terms of this Agreement and the Members Agreement.

7.9 **No Retroactive Effect**. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by BOX Holdings. The Board may, at the time an additional Member is admitted, close the company books of BOX Holdings (as though BOX Holdings' Fiscal Year has ended) or make *pro-rata* allocations of loss, income and expense deductions to an additional Member for that portion of BOX Holdings' Fiscal Year in which an additional Member was admitted in accordance with the provisions of Section 706(d) of the Code.

Article 8

Distributions

8.1 **Current Distributions**. Except as otherwise provided in Section 10.2, once per Fiscal Year, BOX Holdings shall make a distribution to the Members. Such distribution shall be equal to 80% of Free Cash Flow, except as limited by applicable Law, including for regulatory and compliance purposes. In addition, another 15% of such Free Cash Flow shall be included in such distribution, except to the extent the Board determines that any portion thereof is (i) required for the operations of BOX Holdings and its subsidiaries, which shall be reflected on the annual budget for the next Fiscal Year, (ii) required for payment of liabilities or expenses of BOX Holdings, or (iii) required as a reserve to make reasonable provision to pay other claims and obligations then known to, or reasonably anticipated by, BOX or BOX Holdings. Each such distribution shall be made within ninety (90) calendar days after the end of the applicable Measurement Year; provided that in the event of any dispute with respect to the amount of Free Cash Flow for the applicable Measurement Year, such distribution shall take place on the later of ninety (90) calendar days after the end of the applicable Measurement Year and five (5) Business Days following the resolution of such dispute. The record date of each such distribution shall be the last calendar day of the Fiscal Year for which the distribution is made. When, as and if declared by the Board, BOX Holdings shall make such cash distribution to each Member pro rata in accordance with the number of Units held by each Member, which shall be determined by multiplying the aggregate distribution amount by such Member's Percentage Interest on the record date; provided, however, that the distribution formula shall be adjusted as provided in the Members Agreement.

8.2 **Limitation**. BOX Holdings, and the Board on behalf of BOX Holdings, shall not make a distribution to any Member on account of its interest in BOX Holdings if, and to the extent, such distribution would violate the LLC Act or other applicable law.

8.3 **Withholdings Treated as Distributions**. Any amount that BOX Holdings is required to withhold and pay over to any governmental authority on behalf of a Member shall be treated as a distribution made to such Member pursuant to Section 8.1 or 10.2, and shall be deducted from the amounts next distributable to such Member pursuant to any of those provisions until the withholding has been fully accounted for.

Article 9

Allocations of Profits and Losses

9.1 **Allocations of Net Profits and Net Losses; General.**

(a) Net Profits. Except as provided in Sections 9.2 through 9.6, and Sections 9.8 and 10.2(a) below, Net Profits and Net Losses and, to the extent necessary, individual items of income, gain loss and deduction for the current Fiscal Year or other period shall be allocated to the Members in the following order and priority:

(i) first, Net Profits (or items of income and gain) to the extent of, and in accordance with the current distributions made to the Members pursuant to Section 8.1 for the current Fiscal Year or other period, and

(ii) the excess Net Profits and Net Losses (those not allocated under subparagraph (i) of this Section 9.1(a)), if any, shall be allocated among the Members in a manner that will result in the Capital Account balance for each Member (which balance may be positive or negative) being (as nearly as possible) equal to the excess of (i) the amount that would be distributed to the Member pursuant to Section 10.2(a) if BOX Holdings were dissolved, its affairs wound up, and its assets sold for cash equal to their current fair market value, all liabilities of BOX Holdings were satisfied (limited with respect to each nonrecourse liability to the value reflected in the Members' Capital Accounts for the assets securing such nonrecourse liabilities), and the proceeds thereof distributed in accordance with Section 10.2(a), over (ii) the Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Notwithstanding the forgoing, the Board may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement, taking into account such facts and circumstances as it deems reasonably necessary for this purpose.

(b) The allocations provided in this Article 9 are intended to comply with the Treasury Regulations under Section 704(b) of the Code and shall be interpreted and applied in a manner consistent therewith.

9.2 **Loss Limitation.** Notwithstanding anything otherwise provided in Section 9.1, no Member will be allocated any losses not attributable to Nonrecourse Debt to the extent such allocation (without regard to any allocations based on Nonrecourse Debt), and after taking into account any reductions to the Member's Capital Account required by Treasury Regulations §1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*) results in a deficit balance in such Member's Capital Account in excess of such Member's actual or deemed obligation, if any, to restore deficits on the dissolution of BOX Holdings (any such excess, an "Unpermitted Deficit") at the end of any Fiscal Year or other period. Any losses not allocable to a Member under the preceding sentence shall be allocated to the other Members in a manner that complies with Treasury Regulations under Section 704(b). In the event any Member has an Unpermitted Deficit in its Adjusted Capital Account at the end of any Fiscal Year or other period, BOX Holdings shall allocate to such Member, as soon as possible thereafter, items of income or gain sufficient to eliminate the Unpermitted Deficit.

9.3 **Qualified Income Offset**. In the event any Member unexpectedly receives adjustments, allocations, or distributions described in Treasury Regulations §1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*), items of income and gain of BOX Holdings shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of such Member as promptly as possible, provided that an allocation pursuant to this Section 9.3 shall be made only if and to the extent that the Member would have a deficit balance in its Capital Account after all other allocations provided for in this Section 9 have been tentatively made as if this Section 9.3 were not in this Agreement. This Section 9.3 is intended to comply with the "qualified income offset" requirement in Treasury Regulations §1.704-1(b)(2)(ii)(d), and shall be interpreted consistently therewith.

9.4 **Nonrecourse Debt and Chargebacks**. Nonrecourse Deductions for any Fiscal Year or other period shall be allocated to the Members in a manner that is reasonably consistent with the allocation of other items attributable to the property securing the nonrecourse liabilities. In addition, except as otherwise provided in Treasury Regulations §1.704-2(f) and notwithstanding any other provision of this Section 9, if there is a net decrease in Company Minimum Gain for a Fiscal Year or other period, each Member shall be allocated items of income and gain ratably in an amount equal to that Member's share of such net decrease in the manner and to the extent required by Treasury Regulations §1.704-2(f) or any successor regulation. The preceding sentence is intended to comply with the minimum gain chargeback requirement of Treasury Regulations §1.704-2(f), and shall be interpreted and applied in a manner consistent therewith.

9.5 **Member Nonrecourse Deductions**. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be allocated to the Member that (in its capacity, directly or indirectly, as lender, guarantor, or otherwise) bears the economic risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations §1.704-2(i). Except as otherwise provided in Treasury Regulations §1.704-2(i)(4) and notwithstanding any other provision of this Section 9, if, during any Fiscal Year or other period, there is a net decrease in Member Nonrecourse Debt Minimum Gain, that decrease shall be charged back among the Members in accordance with Treasury Regulations §1.704-2(i)(4). The preceding sentence is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Treasury Regulations §1.704-2(i)(4), and shall be interpreted and applied in a manner consistent herewith.

9.6 **Code Section 754 Adjustment**. To the extent an adjustment to the adjusted tax basis of any BOX Holdings asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to §1.704-1(b)(2)(iv)(m)(2) or §1.704-(b)(2)(iv)(m)(4) of the Treasury Regulations, to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in BOX Holdings, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with their interests in BOX Holdings in the event that §1.704-1(b)(2)(iv)(m)(2) of the Treasury Regulations applies, or to the member to whom such distribution was made in the event that §1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations applies.

9.7 **Section 704(c) and Capital Account Revaluation Allocations**. The Members agree that to the fullest extent possible with respect to the allocation of depreciation and gain for U.S. federal income tax purposes, Section 704(c) of the Code shall apply with respect to non-cash property contributed to BOX Holdings by any Member. For purposes hereof, any allocation of income, loss, gain or any item thereof to a Member pursuant to Section 704(c) of the Code shall affect only its tax basis in its Units and shall not affect its Capital Account. In addition to the foregoing, if BOX Holdings assets are reflected in the Capital Accounts of the Members at a book value that differs from the adjusted tax basis of the assets (*e.g.*, because of a revaluation of the Members' Capital Accounts under Treasury Regulations §1.704-1(b)(2)(iv)(*f*)), allocations of depreciation, amortization, income, gain or loss with respect to such property shall be made among the Members in a manner consistent with the principles of Section 704(c) of the Code and this Section 9.7.

9.8 **Offset of Regulatory Allocations**. The allocations required by Sections 9.2 through 9.6 (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. The Board may, in its discretion and to the extent not inconsistent with Section 704 of the Code, offset any or all such regulatory allocations either with other regulatory allocations or with special allocations of income, gain, loss or deductions pursuant to this Section in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement.

9.9 **Profits Interests**. BOX Holdings and each Member agree to treat each Class C Member's Class C Units as a separate "profits interest" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, and it is the intention of the Members that distributions to each Class C Member pursuant to Section 8.1 with respect to Class C Units be limited to the extent necessary so that the Class C Units of such Class C Member qualify as a "profits interest" under Rev. Proc. 93-27, and this Agreement shall be interpreted accordingly. Additionally, in accordance with Rev. Proc. 2001-43, 2001-2 C.B. 191, BOX Holdings shall treat each Member holding a Class C Unit, whether vested or unvested, as the owner of such Class C Unit from the date of its original issuance, and shall file its IRS Form 1065, and issue appropriate Schedule K-1s to such Class C Member, allocating to such Class C Member its distributive share of all items of income, gain, loss, deduction, and credit associated with such Class C Unit without regard to whether it is fully vested. Each Class C Member agrees to take into account such distributive share in computing its Federal income tax liability for the entire period during which it holds the Class C Unit. BOX Holdings and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of such Class C Unit issued to a Class C Member, either as of the date of original issuance of the Class C Unit or as of the date the Class C Unit becomes substantially vested. The undertakings contained in this Section 9.9 shall be construed in accordance with Section 4 of Rev. Proc. 2001-43. Each Class C Member shall be required to file a protective election pursuant to Section 83(b) of the Code (a "Section 83(b) Election") with respect to its Class C Units no later than 15 days after the date of original issuance of such Class C Units and shall provide a copy of such Section 83(b) Election to BOX Holdings within 30 days from the date of original issuance of such Class C Units. The provisions of this Section 9.9 shall apply regardless of whether or not a Class C Member files a Section 83(b) Election with respect to its Class C Units.

9.10 **Other Allocation Provisions.**

(a) Solely for purposes of determining a Partner's proportionate share of the "excess nonrecourse liabilities" of BOX Holdings within the meaning of §1.752-3(a)(3) of the Treasury Regulations, each Member's interest in BOX Holdings' profits shall be determined in accordance with such Member's Percentage Interest.

(b) The Members are aware of the income tax consequences of the allocations made by this Article 9, and hereby agree to be bound by the allocations made pursuant to this Article 9 in reporting their shares of BOX Holdings income, gain, loss, deduction and credit for U.S. federal and applicable state income tax purposes.

Article 10

Dissolution and Winding Up

10.1 **Dissolution.**

(a) BOX Holdings shall be dissolved and its affairs shall be wound up upon:

(i) The taking any action to effect the voluntary, or which would precipitate an involuntary, dissolution or winding-up of BOX Holdings by the Board;

(ii) the entry of a decree of judicial dissolution under §18-802 of the LLC Act;

(iii) the resignation, expulsion, Bankruptcy or dissolution of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in BOX Holdings, unless the business of BOX Holdings is continued without dissolution in accordance with the LLC Act; or

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the LLC Act unless BOX Holdings is continued without dissolution in accordance with the LLC Act.

The legal representatives, if any, of any Member shall succeed as assignee to such Member's interest in BOX Holdings upon the Bankruptcy or dissolution of such Member but such representative shall be admitted as a substitute Member, subject to Sections 7.1(a) and (c), only with the written consent of the Board (such consent to be in the Board's sole discretion); unless and until such consent is given, any Units held by such legal representatives of a Member shall not be included in calculating the Percentage Interests or Voting Percentage Interests of the Members required to take any action under this Agreement.

(b) Upon dissolution of BOX Holdings, the business of BOX Holdings shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by all of the Members unless the dissolution is caused by the sole remaining Member's ceasing to be a Member of BOX Holdings, in which case a liquidating trustee may be appointed for BOX Holdings by vote of a majority of the Directors (the Members or such liquidating trustee is referred to herein as the "Liquidator"). In winding up BOX Holdings' affairs, every effort shall then be made to dispose of the assets of BOX Holdings in an orderly manner, having regard to the liquidity, divisibility and marketability of BOX Holdings' assets. If the Liquidator determines that it would be imprudent to dispose of any non-cash assets of BOX Holdings, subject to Section 10.2, such assets may be distributed in kind to the Members, in lieu of cash, proportionately to their rights to receive cash distributions hereunder; provided that the Liquidator shall, in its sole discretion, determine the relative shares of the Members of each kind of those assets that are to be distributed in kind. The Liquidator shall not be entitled to be paid by BOX Holdings any fee for services rendered in connection with the liquidation of BOX Holdings but the Liquidator (whether one or more Members or a liquidating trustee) shall be reimbursed by BOX Holdings for all third-party costs and expenses incurred by it in connection therewith and shall be indemnified by BOX Holdings with respect to any action brought against it in connection therewith by applying, *mutatis mutandis,* the provisions of Article 13.

10.2 **Application and Distribution of Assets.**

(a) **Winding Up.** The assets of BOX Holdings in winding up shall be applied or distributed as follows:

(i) first, to creditors of BOX Holdings, including Members who are creditors, to the extent otherwise permitted by law, whether by payment or the making of reasonable provisions for the payment thereof, and including any contingent, conditional and unmatured liabilities of BOX Holdings, taking into account the relative priorities thereof;

(ii) second, to the Class B Members and holders of Class B Membership Units in satisfaction of their Class B Liquidation Preference Amounts;

(iii) third, to the Members and former Members in satisfaction of liabilities under the LLC Act for distributions to such Members and former Members;

(iv) fourth, to the Class A Members and the Class C Members (with any adjustment as provided in the Members Agreement), on a pari passu basis, for the return of their Capital Contributions; and

(v) fifth, to the Class A Members and to the Class C Members, to the extent they hold Voting Class C Units, pro rata, in proportion to their respective Voting Percentage Interests.

To the extent the amount distributed to any Class B Members with respect to its Class B Units exceeds the positive balance in its Capital Account (as adjusted for all allocations of profit and loss for the taxable year during which such distribution occurs), such excess shall be treated as a "guaranteed payment" within the meaning of Section 707 of the Code, and the related deduction attributable to the guaranteed payment shall be specially allocated to the Class A Members and the Class C Members that hold Voting Class C Units, pro rata based on Voting Percentage Interests, and only to the extent such Members have a positive Adjusted Capital Account balance.

(b) **Reserve.** A reasonable reserve for contingent, conditional and unmatured liabilities in connection with the winding up of the business of BOX Holdings shall be retained by BOX Holdings until such winding up is completed or such reserve is otherwise deemed no longer necessary by the Liquidator.

10.3 **Capital Account Adjustments**. For purposes of determining a Member's Capital Account, if, on liquidation and dissolution, some or all of the assets of BOX Holdings are distributed in kind, BOX Holdings profits (or losses) shall be increased by the profits (or losses) that would have been realized had such assets been sold for their fair market value on the date of dissolution of BOX Holdings, as determined by the Liquidator. Such increase shall: (i) be allocated to the Members in accordance with Article 9 hereof and (ii) increase (or decrease) the Members' Capital Account balances accordingly.

10.4 **Termination of the LLC.** Subject to Section 18.1 of this Agreement, the separate legal existence of BOX Holdings shall terminate when all assets of BOX Holdings, after payment of or due provision for all debts, liabilities and obligations of BOX Holdings, shall have been distributed to the Members in the manner provided for in this Article 10, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the LLC Act.

Article 11

Books, Records and Accounting

11.1 **Books and Records.** The Board shall cause to be entered in appropriate books, kept at BOX Holdings' principal place of business, all transactions of or relating to BOX Holdings. Each Member shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and all other BOX Holdings records (excluding any regulatory and disciplinary information regarding the Exchange or BOX Market which may be in the possession of BOX Holdings) during normal business hours; provided that the inspecting Member shall be responsible for any out-of-pocket costs or expenses incurred by BOX Holdings in making such books and records available for inspection. The Board shall not have the right to keep confidential from the Members any information that the Board would otherwise be permitted to keep confidential pursuant to §18-305(c) of the LLC Act, except for information required by law or by agreement with any third party to be kept confidential. BOX Holdings' books of account shall be kept using the method of accounting determined by the Board. BOX Holdings' independent auditor shall be an independent public accounting firm selected by the Board. BOX Holdings and its Members acknowledge that, for so long as BOX Holdings shall control BOX, directly or indirectly, and to the extent related to the operation or administration of the Exchange or the BOX Market, (i) all books and records of BOX Holdings and its Members shall be maintained at a location within the United States, (ii) the books, records, premises, directors, officers, employees and agents of BOX Holdings and its Members shall be deemed to be the books, records, premises, directors, officers, employees and agents of the Exchange for the purposes of, and subject to oversight pursuant to, the Exchange Act, and (iii) the books and records of BOX Holdings and its Members shall be subject at all times to inspection and copying by the SEC and the Exchange.

11.2 **Deposits of Funds.** All funds of BOX Holdings shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

11.3 **Fiscal Year.** The fiscal year of BOX Holdings shall be the calendar year (the "Fiscal Year").

11.4 **Financial Statements; Reports to Members**. BOX Holdings, at its cost and expense, shall prepare and furnish to each of the Members, within ninety (90) days after the close of each taxable year, financial statements of BOX Holdings, and all other information necessary to enable such Member to prepare its tax returns, including without limitation a statement showing the balance in such Member's Capital Account.

11.5 **Tax Elections**. The Tax Matters Member may make all tax elections as it deems appropriate; provided, however, that BOX Holdings shall make the election under section 754 of the Code; and provided, further, that BOX Holdings shall not, without the unanimous written consent of the Members, elect under Treasury Regulations Section 301.7701-3(c) or otherwise to be classified as a corporation for income tax purposes. Notwithstanding anything contained in Article 9 of this Agreement, any adjustments made pursuant to Section 754 of the Code shall affect only the successor in interest to the transferring Member. Each Member will furnish BOX Holdings with all information necessary to give effect to any such election and will pay the costs of any election applicable as to it.

11.6 **Tax Matters Member**. MXUS2 shall be the tax matters partner of BOX Holdings for purposes of the Code, and shall be entitled to take such actions on behalf of BOX Holdings in any and all proceedings with the Internal Revenue Service and any corresponding provision of state or local income tax law (the "Tax Matters Member"). Notwithstanding the foregoing, the Tax Matters Member shall (a) promptly deliver to the other Members copies of any notices, letters or other documents received by it as the Tax Matters Member, and (b) keep the other Members informed with respect to all matters involving it as the Tax Matters Member of BOX Holdings. Each Member shall have the right to participate in any tax audits, controversies and litigations involving BOX Holdings ("Tax Claims") at its own expense. The Tax Matters Member shall not settle any material Tax Claim without the prior written consent of all Members that may be adversely affected by such settlement, which consent shall not be unreasonably conditioned, delayed or withheld. The Tax Matters Member shall not be entitled to be paid by BOX Holdings any fee for services rendered in connection with any tax proceeding, but shall be reimbursed by BOX Holdings for all third-party costs and expenses incurred by it in connection with any such proceeding and shall be indemnified by BOX Holdings with respect to any action brought against it in connection with the settlement of any such proceeding by applying, *mutatis mutandis,* the provisions of Article 13. If needed to have Subchapter C of Chapter 63 of the Code apply to BOX Holdings, the Tax Matters Member shall make an election on behalf of BOX Holdings pursuant to Code Section 6231(a)(1)(B)(ii).

Article 12

Arbitration

All disputes, claims, or controversies between Members or between BOX Holdings and any Member(s) arising under or in any way relating to this Agreement shall be (a) settled by arbitration before a panel of three neutral arbitrators (the "Neutral Arbitrators") appointed in accordance with the Commercial Arbitration Rules of the American Arbitration Association, each having experience with and knowledge of the general field related to the dispute, claim or controversy (with at least one being an attorney), and (b) administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules as in effect at the time a request for arbitration is made. For the purposes of this Article 12, the following persons shall be deemed not to be a Neutral Arbitrator: (i) a director, officer, employee, agent, partner or shareholder of any party to the dispute or of BOX Holdings; (ii) a consultant to BOX Holdings or of any party to the dispute; (iii) a person with a direct or indirect financial interest in any contract with any party to the dispute; (iv) a director, officer or key employee of a company at a time when such company was party to a contract with any party to the dispute; or (v) a relative of any person referred to in clauses (i), (ii), (iii) or (iv) above. Arbitration may be commenced at any time by any party to the dispute by giving written notice to the other party or parties to the dispute that such dispute has been referred to arbitration under this Article 12. Any determination or award rendered by the Neutral Arbitrators shall be conclusive and binding upon the parties to such dispute and judgment on the award rendered by the Neutral Arbitrators may be entered and enforced in any court having jurisdiction thereof; *provided, however*, that any such determination or award shall be accompanied by a reasoned award of the Neutral Arbitrators giving the reasons for the determination or award. The parties hereby consent to the non-exclusive jurisdiction of the courts of the Commonwealth of Massachusetts or to any federal court located within the Commonwealth of Massachusetts for any action (x) to compel arbitration, (y) to enforce the award of the Neutral Arbitrators or (z) prior to the appointment and confirmation of the Neutral Arbitrators, for temporary, interim or provisional equitable remedies, and to service of process in any such action by registered mail, return receipt requested, or by any other means provided by law. Any provisional or equitable remedy which would be available from a court of law shall be available from the arbitrators to the parties. In making any determination or award, the Neutral Arbitrators shall be authorized to award interest on any amount awarded. This provision for arbitration shall be specifically enforceable by the parties to the disputes and the determination or award of the Neutral Arbitrators in accordance herewith shall be final and binding and there shall be no right of appeal therefrom. Each of the parties to the dispute shall pay its own expenses of arbitration and the expenses of the Neutral Arbitrators shall be equally shared; provided, however, that if in the opinion of the Neutral Arbitrators any claim was frivolous or in bad faith, the Neutral Arbitrators may assess, as part of the determination or award, all or any part of the arbitration expenses of the other party or parties (including reasonable attorneys' fees) and of the Neutral Arbitrators against any party so acting in bad faith or raising such frivolous claim.

The place of arbitration shall be Boston, Massachusetts and the language of the arbitral proceedings shall be English.

Article 13

Exculpation and Indemnification

13.1 Exculpation and Indemnification.

(a) No Member nor any Officer, Director, employee, agent or committee member of BOX Holdings nor any employee, representative, agent, director or Affiliate of any Member (including the heirs, executors, and administrators of any such Person) (each an "Indemnified Person") shall be liable to BOX Holdings or any other Person who is bound by this Agreement (including any Member and the Exchange) for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith on behalf of BOX Holdings and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Person in accordance with this Agreement, except that an Indemnified Person shall be liable for any such loss, damage or claim incurred if and to the extent (1) such loss, damage or claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct, (2) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such loss, damage or claim was unlawful or (3) such Indemnified Person deliberately breached such Indemnified Person's duty to BOX Holdings, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction.

(b) BOX Holdings may indemnify any Person against any claim to the extent determined by the Board to be in the best interests of BOX Holdings. BOX Holdings shall indemnify, and hold harmless, to the fullest extent permitted by law as it presently exists or may thereafter be amended, any Indemnified Person who, by reason of the fact that such Person is or was a Director, Officer, employee or agent of BOX Holdings, or a member of any committee of BOX Holdings, or is or was a Director, Officer, employee or agent of BOX Holdings who is or was serving at the request of BOX Holdings as a director, officer, employee or agent of another Person, including without limitation service with respect to employee benefit plans, is or was a party, or is threatened to be made a party to (i) any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or (ii) any threatened, pending, or completed action, suit or proceeding by or in the right of BOX Holdings to procure a judgment in its favor, in each case against expenses (including attorneys' fees and disbursements), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in connection with the defense or settlement of, or otherwise in connection with, any such action, suit, or proceeding (collectively, "Indemnified Claims"). Notwithstanding the foregoing, no Indemnified Person shall be indemnified by BOX Holdings, and no claim shall be an Indemnified Claim, if and to the extent (1) such claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct, (2) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such claim was unlawful or (3) such Indemnified Person deliberately breached such Indemnified Person's duty to BOX Holdings, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction

(c) BOX Holdings shall advance expenses (including attorneys' fees and disbursements) to Indemnified Persons for Indemnified Claims; provided, however, that the payment of such expenses incurred by such Indemnified Person, in advance of the final disposition of the matter, shall be conditioned upon receipt of a written undertaking by the Person to repay all amounts advanced if it should be ultimately determined that the Person is not entitled to be indemnified under this Section 13.1 or otherwise.

(d) Notwithstanding the foregoing or any other provision of this Agreement, no advance shall be made by BOX Holdings to any Indemnified Person if a determination is reasonably and promptly made by the Board by those Directors holding a majority of the Total Votes represented by Directors who have not been named parties to the action, even though less than a quorum, or, if there are no such Directors or if such Directors so direct, by independent legal counsel, that, based upon the facts known to the Board or such counsel at the time such determination is made: (1) such Indemnified Person committed fraud, acted in bad faith or engaged in willful misconduct; (2) with respect to any criminal proceeding, such Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct was unlawful; or (3) such Indemnified Person deliberately breached such Indemnified Person's duty to BOX Holdings.

(e) The indemnification provided by this Section 13.1 in a specific case shall not be deemed exclusive of any other rights to which an Indemnified Person may be entitled, both as to action in his or her official capacity and as to action in another capacity while in such capacity, and shall continue as to an Indemnified Person who has ceased to be a Director, Officer, or committee member, employee, or agent and shall inure to the benefit of such Indemnified Person's heirs, executors, and administrators.

(f) Any repeal or modification of the foregoing provisions of this Section 13.1 shall not adversely affect any right or protection hereunder of any Person respecting any act or omission occurring prior to the time of such repeal or modification.

(g) If a claim for indemnification or advancement of expenses under this Section 13.1 is not paid in full within 60 days after a written claim therefor by an Indemnified Person has been received by BOX Holdings, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, BOX Holdings shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses.

(h) BOX Holdings shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Director, Officer, or committee member, employee or agent of BOX Holdings, or who is or was serving as a director, officer, employee, or agent of another Person against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not BOX Holdings is required to indemnify such Person against such liability hereunder.

(i) A Indemnified Person shall be fully protected in relying in good faith upon the records of BOX Holdings and upon such information, opinions, reports or statements presented to BOX Holdings by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of BOX Holdings, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

(j) To the extent that, at law or in equity, a Indemnified Person has duties (including fiduciary duties) and liabilities relating thereto to BOX Holdings or to any other Indemnified Person, a Indemnified Person acting under this Agreement shall not be liable to BOX Holdings or to any other Indemnified Person who is bound by this Agreement for his or her good faith reliance on the provisions of this Agreement or any approval or authorization granted by BOX Holdings or any other Indemnified Person.

(k) The foregoing provisions of this Section 13.1 shall survive any termination of this Agreement.

Article 14

Maintenance of Separate Business

BOX Holdings shall at all times: (a) to the extent that any of BOX Holdings' offices are located in the offices of an Affiliate, pay fair market rent for its office space located therein; (b) maintain BOX Holdings' books, financial statements, accounting records and other limited liability company documents and records separate from those of any Affiliate or any other Person; (c) not commingle BOX Holdings' assets with those of any Affiliate or any other Person; (d) maintain BOX Holdings' books of account, bank accounts and payroll separate from those of any Affiliate; (e) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person; (f) make investments directly or by brokers engaged and paid by BOX Holdings or its agents (provided that if any agent is an Affiliate of BOX Holdings it shall be compensated at a fair market rate for its services); (g) manage BOX Holdings' liabilities separately from those of any Affiliate and pay its own liabilities, including all administrative expenses and compensation to employees, consultants or agents, and all operating expenses, from its own separate assets, except that an Affiliate may pay the organizational expenses of BOX Holdings; and (h) pay from BOX Holdings' assets all obligations and indebtedness of any kind incurred by BOX Holdings. BOX Holdings shall abide by all LLC Act formalities, including the maintenance of current records of BOX Holdings affairs, and BOX Holdings shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of BOX Holdings. BOX Holdings shall (i) pay all its liabilities, (ii) not assume the liabilities of any Affiliate unless approved by unanimous consent of the Board and (iii) not guarantee the liabilities of any Affiliate unless approved by unanimous consent of the Board. The Board shall make decisions with respect to the business and daily operations of BOX Holdings independent of and not dictated by any Affiliate.

Article 15

Confidentiality and Related Matters

15.1 **Disclosure and Publicity**. Subject to exceptions set forth in Section 15.2(b) below, the parties hereto agree that any public disclosures concerning the transactions contemplated by this Agreement shall require prior approval of BOX Holdings.

15.2 **Confidentiality Obligations of Members and the Exchange.**

(a) Each Member and the Exchange agrees that it will use Confidential Information of BOX Holdings only in connection with its respective Member or Exchange activities contemplated by this Agreement and pursuant to the Exchange Act and the rules and regulations thereunder, and it will not disclose any Confidential Information of BOX Holdings to any Person except as expressly permitted by this Agreement or pursuant to the Exchange Act and the rules and regulations thereunder.

(b) Each of the Members and the Exchange may disclose Confidential Information of BOX Holdings only:

(i) to its respective directors, officers and employees who have a reasonable need to know the contents thereof and who are subject to similar such confidentiality obligations;

(ii) on a confidential basis to its Advisors who have a reasonable need to know the contents thereof and who are subject to similar confidentiality obligations;

(iii) to the extent required by applicable statute, rule or regulation promulgated under the Exchange Act, the U.S. federal securities laws and rules thereunder; or securities laws, rules or regulations applicable in one or more province of Canada; or in response to a request from the SEC (pursuant to the Exchange Act and the rules thereunder), or from any securities regulatory authority in Canada (pursuant to applicable securities laws, rules or regulations) or the Exchange;

(iv) to the extent required by applicable statute, rule or regulation (other than the U.S. federal securities laws and the rules thereunder); or any court of competent jurisdiction; provided that it has made reasonable efforts to conduct its relevant business activities in a manner such that the disclosure requirements of such statute, rule or regulation or court of competent jurisdiction do not apply, and provided further that BOX Holdings is given notice and an adequate opportunity to contest such disclosure or to use any means available to minimize such disclosure; and

(v) to the extent that such Confidential Information has become generally available publicly through no fault of the Member, the Exchange or either of such Person's directors, officers, employees or Advisors.

15.3 **Member Information Confidentiality Obligation**. Each Member and the Exchange shall hold, and shall cause its respective Affiliates and their directors, officers, employees, agents, consultants and Advisors to hold, in strict confidence, unless disclosure to an applicable regulatory authority is necessary or appropriate or unless compelled to disclose by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, reports, instruments, computer data and other data and information (collectively, "Member Information") concerning the other Members or the Exchange, as applicable (or, if required under a contract with a third party, such third party), furnished to it by the Member, the Exchange or a Member's or the Exchange's respective representatives pursuant to this Agreement, except to the extent that such Member Information can be shown to have been: (a) previously known by such Member or Exchange, as applicable, on a non-confidential basis; (b) available to such Member or Exchange, as applicable, on a non-confidential basis from a source other than the disclosing Member; (c) in the public domain through no fault of such Member or Exchange; or (d) later lawfully acquired from other sources by the Member or Exchange to which it was furnished, and none of the Members or the

Exchange shall release or disclose such Member Information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and Advisors and, to the extent permitted above, to regulatory authorities. In the event that a Member or the Exchange becomes compelled to disclose any Member Information in connection with any necessary regulatory approval or by judicial or administrative process, such compelled party shall provide the party that provided such Member Information (the "Disclosing Party") with prompt prior written notice of such requirement so that the Disclosing Party may seek a protective order or other appropriate remedy and/or waive the terms of any applicable confidentiality arrangements. In the event that such protective order, other remedy or waiver is not obtained, only that portion of the Member Information which is legally required to be disclosed shall be so disclosed.

15.4 **Ongoing Confidentiality Program.**

(a) In order to ensure that the parties hereto comply with their obligations in this Article 15, representatives designated by the Members, the Exchange and BOX Holdings shall meet from time to time as required to discuss issues relating to confidentiality and disclosure and other matters addressed by this Article 15.

(b) With respect to any disclosure by any of the parties hereto to any of their Advisors pursuant to this Article 15, the representatives referred to in paragraph (a) above will institute procedures designed to maintain the confidentiality of Confidential Information of BOX Holdings while facilitating the business activities contemplated by this Agreement and the Related Agreements.

15.5 **Regulatory Right to Access.** Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC, pursuant to the federal securities laws and rules and regulations thereunder, and the Exchange to access and examine such Confidential Information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Officers, employees or agents of BOX Holdings and any Directors, Officers, employees or agents of the Members to disclose such Confidential Information to the SEC or the Exchange.

15.6 **Disclosure of Confidential Information.** Notwithstanding anything to the contrary in this Agreement, all Confidential Information of BOX Holdings, BOX or the Exchange, pertaining to regulatory matters of BOX Holdings, BOX or the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of BOX Holdings or any of its subsidiaries shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those Directors, Officers, employees and agents of BOX Holdings that have a reasonable need to know the contents thereof; (ii) be retained in confidence by BOX Holdings and the Directors, Officers, employees and agents of BOX Holdings; and (iii) not be used by any Person for any non-regulatory purpose. Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC, pursuant to the federal securities laws and rules and regulations thereunder, and the Exchange to access and examine such Confidential Information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Officers, employees and agents of BOX Holdings and any Directors,

Officers, employees and agents of the Members to disclose such Confidential Information to the SEC or the Exchange.

Article 16

Business Relationships

16.1 **Non-Competition.** MXUS2 agrees that for so long as it and its Affiliates, hold a combined Percentage Interest in BOX Holdings of 4.00% or more, it shall not, and shall not permit its Affiliates to, invest in more than five percent (5%) of or participate in the creation and/or operation of a Competing Business or in any Person engaged in the creation and/or operation of a Competing Business; provided, however, that the parties hereto hereby agree that (i) for purposes of interpreting the term "Competing Business" as used in this Section 16.1 with respect to any electronic market not operating principally in the U.S. and with its principal registration outside the U.S. for the Trading of any of the BOX Products, the term "Individual U.S. Equities" shall not include shares listed on a U.S. market that are also cross listed on a market in the same country as such non-U.S. market, and (ii) this Section 16.1 is not intended for the benefit of the Exchange and the Exchange shall not have any rights arising under this Section 16.1. This Section 16.1 shall expire and be of no further effect, automatically and without further action on the part of any Person, on the Non-Competition Termination Date.

16.2 **Member Relationships.** Except as otherwise expressly restricted in this Agreement, the Members expressly acknowledge and agree that (i) each Member and its respective Affiliates are permitted to have, and may presently or in the future have, investments or other business relationships, activities, ventures, agreements or arrangements (collectively "Relationships"), with entities engaged in the operation of an electronic options market (including in areas in which BOX Holdings or any of its subsidiaries may in the future operate) and in related businesses other than through BOX Holdings and its subsidiaries (an "Other Business"), (ii) each Member and its respective Affiliates have or may develop a strategic relationship with businesses that are or may be competitive with BOX Holdings or its subsidiaries, (iii) none of the Members or their respective Affiliates (including their respective designees serving on the Board or attending as an advisor pursuant to Section 4.1(e)) will be prohibited by virtue of their investments in BOX Holdings or any of its subsidiaries or their service on the Board or participation in the management of any of BOX Holdings' subsidiaries from pursuing and engaging in any such Relationships and the corporate opportunity doctrine or similar analogy shall not apply to any such Relationships, (iv) none of the Members or their respective Affiliates, will be obligated to inform BOX Holdings or the Board of any such Relationships, (v) the other Members will not acquire, be provided with an option or opportunity to acquire or be entitled to any interest or participation in any Other Business as a result of the participation therein of any other Member or its respective Affiliates, (vi) the Members expressly waive, to the fullest extent permitted by applicable law, any rights to assert any claim that such involvement breaches any duty (fiduciary, contractual or otherwise) owed to any Member or BOX Holdings, or any of their respective subsidiaries, or to assert that such involvement constitutes a conflict of interest by such Persons with respect to BOX Holdings or the Members or any of their respective subsidiaries and (vii) nothing contained herein shall limit, prohibit or restrict any designee serving on the Board or any committee thereof or any representative of any of its Affiliates from serving on the board of directors or other governing body or committee of any Other Business. .

16.3 **Referrals**. Each of the Members shall, and shall cause each of their Affiliates to, refer all inquiries about the businesses conducted by BOX Holdings or any of its subsidiaries to BOX Holdings or to such subsidiary of BOX Holdings as applicable.

16.4 **Class C Threshold Date**. Effective as of the Class C Threshold Date (a) Section 4.4 of this Agreement shall expire and be of no further effect, automatically and without further action on the part of any Person, and (b) BOX Holdings and each of the Members hereby covenant and agree to take any and all necessary action to cause the BOX LLC Agreement to be amended to (i) delete Sections 4.4 and 14.12 thereof, and (ii) provide that any Executive Committee of BOX be constituted in the same manner as provided in Section 4.2(c) of this Agreement.

Article 17

Intellectual Property

Each of the Members shall retain all rights, title, and interests to all of its intellectual property except as may be contemplated by other agreements.

Article 18

General

18.1 **Entire Agreement; Integration, Amendments.**

(a) This Agreement, together with the Members Agreement, contains the sole and entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, including without limitation the Original LLC Agreement. This Agreement may only be changed, amended or supplemented by an agreement in writing that is approved by Directors holding a majority of the Total Votes without the consent of any Member or other Person.

(b) Notwithstanding the provisions of Section 2.5(c) or 18.1(a),

(i) No amendment shall, however, alter the terms of the Class B Units or adversely affect any holder of such Units without the written consent of all Class B Members;

(ii) Subject to the amendment provisions of the Members Agreement and the power of BOX Holdings to issue new Units as provided in Article 7, no amendment to this Agreement shall alter the terms of one or more classes of Units in a manner that would materially, adversely and disproportionately (as compared with other classes of Units) affect the rights associated with the Class C Units as a class without the written consent of Class C Members holding at least seventy-five percent (75%) of the then outstanding Class C Units (for the sake of clarity, it is agreed that any split, combination, reorganization, merger or other similar recapitalization event with respect to the Class A or Class B Units which would result in a change in the ratio of the number of outstanding Class A or Class B Units, as applicable, to the number of outstanding Class C Units would materially, adversely and disproportionately affect the rights associated with the Class C Units);

(iii) Any terms specific to any Member, such as, among other things, the right to designate directors, or to the Exchange may not be altered or adversely affect such Member or the Exchange without the prior written consent of such Member or the Exchange (as applicable); and

(iv) No amendment to this Agreement that would have a disproportionate (with respect to the same Class), material and adverse effect on the rights associated with any Units, or impose any additional, disproportionate (with respect to the same Class) and material liability or obligation upon the holder of any Units, shall be effective without the consent of the holders of such Units.

(c) Each of the Members further acknowledges and agrees that, in entering into this Agreement, such Member has not in any way relied upon any oral or written agreements, statements, promises, information, arrangements, understandings, representations or warranties, express or implied, not specifically set forth in this Agreement or the Members Agreement.

(d) BOX Holdings shall provide prompt notice to the Exchange of any amendment, modification, waiver or supplement to this Agreement formally presented to the Board for approval. Notwithstanding any other provision in this Agreement, the Exchange shall review each such amendment, modification, waiver or supplement and, if such amendment is required, under Section 19 of the Exchange Act and the rules promulgated thereunder, to be filed with, or filed with and approved by, the SEC before such amendment may be effective, then such amendment shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be. In the event the Exchange ceases to be the SRO authority of BOX, the Exchange shall no longer be a party to this Agreement and thereafter the provisions of this Agreement shall not apply to the Exchange except for the provisions referenced in Section 18.11 which shall survive.

18.2 **Binding Agreement**. The covenants and agreements herein contained shall inure to the benefit of and be binding upon the parties hereto and their respective representatives, successors in interest and permitted assigns.

18.3 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. A copy of each notice or other communication provided by a Member pursuant to this Agreement shall be simultaneously provided to BOX Holdings.

Communications shall be sent to the following addresses or to such address as subsequently modified by written notice given to all parties hereto in accordance with this Section 18.3:

If to BOX Holdings, to:

Lisa J. Fall
101 Arch Street, Suite 610
Boston, MA 02110
Email: LFall@boxexchange.com

with a copy to:

Glen R. Openshaw
Acquire Law LLC
Ten Post Office Square, 8th Floor
Boston, MA 02109
Email: glen.openshaw@acquirelaw.com

If to a Member, at such Member's address set forth in the Membership Record.

18.4 **Captions.** Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provisions hereof.

18.5 **Governing Law, Etc**. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws, without regard to its conflict of laws rules. Except for any matters governed by Section 18.6(a) herein, all disputes, claims, or controversies between Members or between BOX Holdings and any Member arising under or in any way relating to this Agreement shall be settled pursuant to Article 12 hereof.

18.6 **Jurisdiction and Applicability**.

(a) BOX Holdings, the Members and the officers, directors, employees and agents of each, by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC and the Exchange, for the purposes of any suit, action or proceeding pursuant to U.S. federal securities laws, the rules or regulations thereunder, arising out of, or relating to, activities of the Exchange and BOX Market or Section 11.1 or this Section 18.6, (except that such jurisdictions shall also include Delaware state courts for any such matter relating to the organization or internal affairs of BOX Holdings) and shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC, the Exchange or Delaware state courts, as applicable, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter hereof may not be enforced in or by such courts or agency. BOX Holdings, the Members and the officers, directors, employees and agents of each, by virtue of their acceptance of such positions, also agree that they will maintain an agent in the United States for the service of process of a claim arising out of, or relating to, the activities of the Exchange and BOX Market.

(b) With respect to Article 15 and Sections 4.12, 11.1 and 18.6, BOX Holdings, the Exchange and each Member shall take such action as is necessary to ensure that BOX Holdings' Directors, Officers and employees, the Exchange's directors, officers and employees, and such Member's directors, officers and employees, as applicable, consent in writing to the applicability of such provisions to the extent related to the operation or administration of the Exchange or the BOX Market. In addition, MXUS2 and its Affiliates shall take such action as is necessary to insure that to the extent related to the operation or administration of the BOX Market, the officers, directors and employees of MXUS2 and its Affiliates consent to the communication of their "personal information", as defined under the Act Respecting the Protection of Personal Information in the Private Sector, R.S.Q.C.P-39.1 ("Private Sector Privacy Act"), by MXUS2 and its Affiliates to the SEC and the Exchange and agree to waive the protection of such "personal information" that is provided by the Private Sector Privacy Act.

18.7 **Waiver of Certain Damages**. EACH OF THE MEMBERS, TO THE FULLEST EXTENT PERMITTED BY LAW, IRREVOCABLY WAIVES ANY RIGHTS THAT THEY MAY HAVE TO PUNITIVE, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES IN RESPECT OF ANY LITIGATION BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS OF ANY OF THEM RELATING THERETO.

18.8 **Construction**. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

18.9 **Severability**. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof or thereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

18.10 **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.11 **Survival**. The provisions of Articles 12, 13, 15, 17 and 18 shall survive the termination of this Agreement for any reason. All other rights and obligations of the Members pursuant to this Agreement shall cease upon such termination of this Agreement.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, each of the undersigned, intending to be legally bound hereby, has duly executed this BOX Holdings Group LLC Amended and Restated Limited Liability Company Agreement as of the date first set forth above.

BOX HOLDINGS GROUP LLC

By: L.J. Fall
Lisa J. Fall
Secretary

BOX MARKET LLC

By: L.J. Fall
Lisa J. Fall
Secretary

BOX OPTIONS EXCHANGE LLC

By: L.J. Fall
Lisa J. Fall
President

MEMBER:

Entity Name: Citadel Securities LLC

By: ______________________

Name: MICHAEL WEINER

Title: Authorized Signatory

MEMBER:

Entity Name: CITIGROUP FINANCIAL PRODUCTS INC.

By: William Hartnett

Name: WILLIAM HARTNETT

Title: MANAGING DIRECTOR

MEMBER:

Entity Name: IB Exchange Corp.

By: [signature]

Name: Paul J. Brody

Title: Director and Chief Operating Officer

MEMBER:

Entity Name: IMC Chicago LLC

By: ______________________

Name:

Title:

imc
financial markets
DEC 17 2014

Scott Knudsen
Chief Executive Officer, IMC Chicago, LLC

IMC Legal Reviewed
ATTY: A635
DATE: 12/17/14

MEMBER:

Entity Name: The Goldman Sachs Group, Inc.

By: ____________________ DH

Name: Darren Cohen

Title: Attorney In Fact

MEMBER:

Entity Name: JEFFERIES LLC

By: [signature]

Name: JOHN NOONAN

Title: CO W EQUITIES

MEMBER:

Entity Name: KCG Americas

By: [signature]

Name: alex Sadowski

Title: Deputy General Counsel

MEMBER:

Entity Name: LabMorgan Corporation n/k/a JPMC Strategic Investments I Corporation

By: [signature]

Name: CRISTINA KIM

Title: DIRECTOR

MEMBER:

Entity Name: Morgan Stanley & Co. LLC

By: [signature]

Name: BEAT AMMON

Title: MD

MEMBER:

Entity Name: Hx US 2

By: [signature]

Name: ALAIN MIQUELON

Title: PRESIDENT

MEMBER:

Entity Name: Wolverine Trading, LLC

By: [signature]

Name: JUDY KULA

Title: CFO


BOX
OPTIONS

Exhibit C-2 – BOX Market LLC Limited Liability Company Agreement

BOX MARKET LLC

LIMITED LIABILITY COMPANY AGREEMENT

TABLE OF CONTENTS

Page

A/72820775.18

TABLE OF CONTENTS
(continued)

Page

BOX MARKET LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (together with the schedules attached hereto, this "Agreement") is made as of May 10, 2012, by and between BOX Holdings Group LLC (the "Member"), BOX Market LLC ("BOX"), the Exchange and MX.

WHEREAS, pursuant to Section 18-209 of the LLC Act, BOX Market LLC, a wholly owned subsidiary of the Member merged with and into Boston Options Exchange Group, LLC ("Old BOX") in a merger (the "Merger") in which BOX is the resulting entity.

WHEREAS, as of the date hereof, a Certificate of Merger (the "Certificate") has been filed by BOX with the office of the Secretary of State of the State of Delaware for the purpose of effecting the Merger;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

Article 1

Definitions

1.1. **Certain Defined Terms**. As used in this Agreement, the following capitalized terms have the following meanings.

"Advisors" means, with respect to any Person, any of such Person's attorneys, accountants or consultants.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise with respect to such Person. A Person is presumed to control any other Person, if that Person: (i) is a director, general partner, or officer exercising executive responsibility (or having similar status or performing similar functions); (ii) directly or indirectly has the right to vote 25 percent or more of a class of voting security or has the power to sell or direct the sale of 25 percent or more of a class of voting securities of the Person; or (iii) in the case of a partnership, has contributed, or has the right to receive upon dissolution, 25 percent or more of the capital of the partnership.

"Agreement" has the meaning set forth in the recitals hereto.

"Audit Committee" has the meaning set forth in Section 4.2(d)(i) hereof.

"Bankruptcy" has the meaning ascribed thereto in Section 18-304 of the LLC Act.

"Board" has the meaning set forth in Section 4.1 hereof.

"BOX" has the meaning set forth in the recitals hereto.

"BOX Market" means the market operated by BOX pursuant to Section 3.1 hereof.

"BOX Options Participant" means a firm or organization that is registered with the Exchange pursuant to BOX Rule 2000 Series for purposes of participating in options Trading on the BOX Market as an order flow provider or market maker.

"BOX Products" means (i) option contracts on Individual U.S. Equities, (ii) option contracts on U.S. Equity indices, (iii) option contracts on U.S. Exchange traded funds, (iv) single stock futures on Individual U.S. Equities and (v) such other products as the Board may from time to time approve for Trading on the BOX Market.

"BOX Rule" means the rules of the Exchange that constitute the "rules of an exchange" within the meaning of Section 3 of the Exchange Act, and that pertain to the BOX Market.

"CEO" has the meaning set forth in Section 4.8 hereof.

"Certificate" has the meaning set forth in the recitals hereto.

"Chairman" has the meaning set forth in Section 4.6 hereof.

"Code" means the United States Internal Revenue Code of 1986, as amended and in effect from time to time.

"Compensation Committee" has the meaning set forth in Section 4.2(d)(ii) hereof.

"Confidential Information" of any Person includes any financial, scientific, technical, trade or business secrets of such Person or any Affiliate of such Person and any financial, scientific, technical, trade or business materials that such Person or any Affiliate of such Person treats, or is obligated to treat, as confidential or proprietary, including, but not limited to, (i) confidential information as it pertains to the Exchange or BOX Market regarding disciplinary matters, trading data, trading practices and audit information, (ii) innovations or inventions belonging to such Person or any Affiliate of such Person, and (iii) confidential information obtained by or given to such Person or any Affiliate of such Person about or belonging to its suppliers, licensors, licensees, partners, affiliates, customers, potential customers or others. The definition of "Confidential Information," of a Person as it relates to any other Person, shall not include information which: (i) is publicly known through publication or otherwise through no wrongful act of such other Person; or (ii) is received by such other Person from a third party who rightfully discloses it to such other Person without restriction on its subsequent disclosure.

"DGCL" has the meaning set forth in Section 4.2(b) hereof.

"Director" has the meaning set forth in Section 4.1(a) hereof. For the avoidance of doubt, the Regulatory Director is considered a Director, as set forth in Section 4.1(a) hereof. Each Director other than the Regulatory Director shall be a "manager" within the meaning of the LLC Act.

"Disclosing Party" has the meaning set forth in Section 12.3 hereof.

"Exchange" means BOX Options Exchange LLC as the non-equity, non-member SRO authority of BOX as approved by the SEC.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Facility Agreement" means the Facility Agreement entered into by and between BOX and the Exchange dated May 7, 2012, as amended from time to time.

"Fiscal Year" has the meaning set forth in Section 9.3 hereof.

"Holdings Director" has the meaning set forth in Section 4.1(a) hereof.

"Holdings Member" means a member of BOX Holdings Group LLC, the Member.

"IB" means IB Exchange Corp.

"Indemnified Claims" has the meaning set forth in Section 10.1(b) hereof.

"Indemnified Person" has the meaning set forth in Section 10.1(a) hereof.

"Individual U.S. Equities" means (i) U.S. ordinary shares, (ii) foreign shares trading as U.S. dollar denominated, U.S. registered American depository receipts and (iii) foreign ordinary shares trading in the U.S. as foreign ordinary shares whether or not these also trade as U.S. dollar-denominated U.S. registered American depository receipts.

"Liquidator" has the meaning set forth in Section 8.1(b) hereof.

"LLC Act" means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, *et. seq.*, as amended and in effect from time to time, and any successor statute.

"Major Action" has the meaning set forth in Section 4.4(b) hereof.

"Member" means BOX Holdings Group LLC, as the sole Member.

"Member Information" has the meaning set forth in Section 12.3 hereof.

"MX" means Bourse de Montréal Inc.

"MXUS2" means MX US 2, Inc., a Delaware corporation, indirectly wholly owned by MX.

"Non-Market Matters" has the meaning set forth in Section 3.2(a)(ii).

"Officer" has the meaning set forth in Section 4.5 hereof.

"Old BOX" has the meaning set forth in the recitals hereof.

"Person" means any individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization and any government, governmental department or agency or political subdivision thereof.

"Private Sector Privacy Act" has the meaning set forth in Section 14.6(c) hereof.

"Regulatory Deficiency" means the operation of BOX (in connection with matters that are not Non-Market Matters) or the BOX Market (including, but not limited to, the System) in a manner that is not consistent with the Exchange Rules and/or the SEC Rules governing the BOX Market or BOX Options Participants, or that otherwise impedes the Exchange's ability to regulate the BOX Market or BOX Options Participants or to fulfill its obligations under the Exchange Act as an SRO.

"Regulatory Director" means the individual designated as such by the Exchange pursuant to Section 4.1. The Regulatory Director must be a member of the senior management of the regulation staff of the Exchange.

"Related Agreements" means the TOSA, the Facility Agreement and any other agreement between BOX and any Holdings Member or the Member, in all cases necessary for the conduct of the business of BOX.

"SEC" means the United States Securities and Exchange Commission.

"SEC Rules" means the Exchange Act and such statutes, rules, regulations, interpretations, releases, orders, determinations, reports, or statements as are administered, enforced, adopted or promulgated by the SEC.

"Secretary" has the meaning set forth in Section 4.9 hereof.

"SRO" means a self-regulatory organization pursuant to Section 3 of the Exchange Act.

"System" means the technology, know-how, software, equipment, communication lines or services, services and other deliverables or materials of any kind to be provided by MX (or any applicable third party) as may be necessary or desirable for the operation of the BOX Market.

"TOSA" means the Technical and Operational Services Agreement entered into by and between MX and BOX, dated September 25, 2005 and amended as of January 1, 2007, as further amended from time to time.

"Total Votes" has the meaning set forth in Section 4.3 hereof.

"Trading" means the availability of the System to authorized users for entering, modifying, and canceling orders concerning the BOX Products.

"Units" shall mean Class A Membership Units and Class B Membership Units of BOX Holdings. For the avoidance of doubt, the ownership or possession of Units shall not, in and of itself, entitle the owner or holder thereof to vote or consent to any action with respect to BOX Holdings (which rights shall be vested in only duly admitted Members of BOX Holdings), or to exercise any right of a Member of BOX Holdings under this Agreement, the LLC Act or other applicable law.

"Vice-Chairman" has the meaning set forth in Section 4.7 hereof.

1.2. **Other Definitions.**

The words "include," "includes," and "including" where used in this Agreement are deemed to be followed by the words "without limitation."

Any reference to "Dollars" or "$" in this Agreement refers to U.S. Dollars.

Except as otherwise provided in this Agreement or unless the context otherwise clearly requires, (a) terms used in this Agreement that are defined in the LLC Act will have the meaning set forth in the LLC Act; (b) all references in this Agreement to one gender also include, where appropriate, the other gender; (c) the singular includes the plural and the plural includes the singular; and (d) references in this Agreement to the preamble, sections and schedules shall be deemed to mean the preamble and sections of, and schedules to, this Agreement.

Article 2

Organization

2.1. **Formation and Continuation of BOX**. The Member hereby (a) ratifies the formation of BOX as a limited liability company under the LLC Act and the filing of the Certificate in the Office of the Secretary of State of the State of Delaware and (b) agrees that the rights, duties and liabilities of the Member shall be as provided in the LLC Act, except as otherwise provided herein. The name of BOX shall be BOX Market LLC. The principal place of business of BOX shall be located at 101 Arch Street, Suite 610, Boston, MA 02110. The Board may, at any time, change the principal place of business of BOX and shall give notice thereof to the Member.

2.2. **Registered Agent and Office**. The registered agent for service of process on BOX in the State of Delaware required to be maintained by §18-104 of the LLC Act shall be Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808 and the registered office of BOX in the State of Delaware shall be c/o Corporation Service Company at the same address. The Board may at any time change the registered agent of BOX or the location of such registered office and shall give notice thereof to the Member.

2.3. **Term**. The legal existence of BOX shall be perpetual, unless BOX is sooner dissolved as a result of an event specified in the LLC Act or pursuant to a provision of this Agreement.

2.4. **Interest of Member; Property of BOX**. The ownership interest in BOX held by the Member shall be personal property for all purposes. All real and other property owned by BOX shall be deemed property owned by BOX as an entity, and the Member, individually, shall not own any such property. The Member holds all of the outstanding ownership interest in BOX. The Member shall be admitted as the sole Member of BOX upon its execution of a counterpart signature page to this Agreement.

2.5. **Certificates.** The Member, any Director or any Officer, as an "authorized person" within the meaning of the LLC Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the LLC Act to be filed with the Secretary of State of the State of Delaware. The Member, any Director or any Officer shall execute, deliver and file, or cause the execution, delivery and filing of, any certificates (and any amendments and/or restatements thereof) necessary for BOX to qualify to do business in any other jurisdiction in which BOX may wish to conduct business.

Article 3

Purpose

3.1. **Purpose**. The purpose of BOX is to develop, own and operate an electronic market for Trading BOX Products and to engage in all related activities arising therefrom or relating thereto or necessary, desirable, advisable, convenient, or appropriate in connection therewith as the Member may determine. BOX shall not engage in any other business or activity except as approved in accordance with this Article 3 and Section 4.4(b)(ii).

3.2. **Roles of Certain Parties**. The Exchange and MX will provide the products and services set forth below to BOX:

(a) (i) The Exchange will act as the SEC-approved SRO for the BOX Market. The Exchange will provide the regulatory framework for the BOX Market. The Exchange will have regulatory responsibility for the activities of the BOX Market. In addition, the Exchange will provide regulatory services to BOX pursuant to the Facility Agreement. Nothing in this Agreement shall be construed to prevent the Exchange from allowing BOX to perform activities that support the regulatory framework for the BOX Market, subject to oversight by the Exchange.

(ii) The Exchange shall receive notice of planned or proposed changes to BOX (but not to include changes relating solely to one or more of the following: marketing, administrative matters, personnel matters, social or team-building events, meetings of the Member, communication with the Member, finance, location and timing of Board meetings, market research, real property, equipment, furnishings, personal property, intellectual property, insurance, contracts unrelated to the operation of the BOX Market and de minimis items ("Non-Market Matters")) or the BOX Market (including, but not limited to, the System) which will require an affirmative approval by the Exchange prior to implementation, not inconsistent with this Agreement. For the avoidance of doubt, planned or proposed changes subject to the foregoing sentence shall include, without limitation: (A) planned or proposed changes to the System; (B) the sale by BOX of any material portion of its assets; (C) taking any action to effect a voluntary, or which would precipitate an involuntary, dissolution or winding up of BOX; or (D) obtaining regulatory services from a regulatory services provider other than the Exchange. Procedures for requesting and approving changes pursuant to this Section 3.2(a)(ii) shall be established by the mutual agreement of BOX and the Exchange.

(iii) In the event that the Exchange, in its sole discretion, determines that the proposed or planned changes to BOX or the BOX Market (including, but not limited to, the System) set forth in Section 3.2(a)(ii) could cause a Regulatory Deficiency if implemented, the Exchange may direct BOX, subject to approval of the Exchange board of directors, to modify the proposal as necessary to ensure that it does not cause a Regulatory Deficiency. BOX will not implement the proposed change until it, and any required modifications, are approved by the Exchange board of directors. The costs of modifications undertaken pursuant to this Section 3.2(a)(iii) shall be paid by BOX.

(iv) In the event that the Exchange, in its sole discretion, determines that a Regulatory Deficiency exists or is planned, the Exchange may direct BOX, subject to approval of the Exchange board of directors, to undertake such modifications to BOX (but not to include Non-Market Matters) or the BOX Market (including, but not limited to, the System), including pursuant to the TOSA, as are necessary or appropriate to eliminate or prevent the Regulatory Deficiency and allow the Exchange to perform and fulfill its regulatory responsibilities under the Exchange Act. The costs of modifications undertaken pursuant to this Section 3.2(a)(iv) shall be paid by BOX.

(b) Pursuant to the TOSA, MX will provide: (i) the software and the other technology and operational assets necessary for BOX's operations, including the software of various third parties, and (ii) the hosting and certain other services necessary for BOX's operations. MX will make the necessary arrangements with applicable third parties which will permit BOX, among others, to become an authorized sublicensee so as to permit Trading on the BOX Market. The Member agrees that the TOSA will provide that the cost to customize the System to include the BOX Market characteristics will be borne by BOX.

Article 4

Governance

4.1. Board of Directors.

(a) Except as otherwise specifically provided in this Agreement or required under the Exchange Act, the Board of Directors of BOX (the "Board" and each member thereof, a "Director") will manage the development, operations, business and affairs of BOX without the need for any approval of the Member or any other Person. No person shall be a Director unless such Person has been so elected by the Member. The Member shall, from time to time, elect each person meeting the applicable requirements set forth in this Agreement as a Director. The Board shall be comprised of all of the members of the board of directors of the Member (each a "Holdings Director") (or a designated replacement therefor in accordance with Section 4.1(b)) and the Regulatory Director. As long as BOX remains a facility of the Exchange pursuant to Section 3(a)(2) of the Exchange Act, the Exchange shall have the right to designate a Regulatory Director to serve as a Director by executing and delivering a written notice of such designation to the Member, identifying the person so designated.

(b) A Director (other than the Regulatory Director) may from time to time be removed (i) by the Person(s) entitled to designate the corresponding Holdings Director applicable to such Director with or without cause upon delivery of an executed written notice of removal by the Holdings Member to the Secretary of BOX, (ii) by the Board in the event the Board determines, in good faith, that such Director has violated any provision of this Agreement or any federal or state securities law or (iii) by the Board in the event the Board determines, in good faith, that such action is necessary or appropriate in the public interest or for the protection of investors. A Director (other than the Regulatory Director) shall cease to be a Director upon the cessation of such Director's service as a Holdings Director for any reason or, in the event a Director is a replacement Director, upon the cessation of service as a Holdings Director of the corresponding Holdings Director applicable to such replacement Director. In the event a Director ceases to serve as a Director for any reason, the Member shall elect a replacement Director designated by the Person(s) entitled to designate the corresponding Holdings Director applicable to the Director who ceased to serve. In order to qualify as a replacement Director, any such replacement Director must meet all applicable requirements to serve as a Holdings Director in the corresponding seat applicable to such Holdings Director. The Member shall notify the Exchange in writing of any person elected by the Member to serve as a Director and any replacement for such person promptly following such designation or replacement.

(c) The Regulatory Director may from time to time be removed (i) by the Exchange with or without cause upon delivery of an executed written notice of removal by the Exchange to the Secretary of BOX, (ii) by the Board in the event the Board determines, in good faith, that such Regulatory Director has violated any provision of this Agreement or any federal or state securities law or (iii) by the Board in the event the Board determines, in good faith, that such Regulatory Director does not meet the requirements set forth in the definition of "Regulatory Director" herein. In the event the Regulatory Director ceases to serve for any reason, the Exchange shall designate a new Regulatory Director in accordance with the requirements set forth herein and the Member shall promptly elect such Regulatory Director.

(d) In the event a Director is unable to attend or participate in any meeting of the Board or any committee thereof, the Holdings Member for whom such Director has been designated (or, with respect to the Regulatory Director, the Exchange) may appoint an individual to attend such meetings as a non-voting advisor and to participate in the deliberations of such meetings. In each such case, in order to qualify as a non-voting advisor and to participate in any such meeting, such individual must satisfy the requirements, as set forth in this Agreement or the Member's limited liability company agreement, applicable to the Director or Regulatory Director for whom such advisor is a substitute.

4.2. **Authority and Conduct; Duties of Board; Committees.**

(a) **Authority and Conduct**. The Board shall have the specific authority delegated to it pursuant to this Agreement.

(b) **Duties of Board**. Without limiting the general duties and authority of the Board as set forth in this Article 4, except as otherwise provided in this Agreement, the Board shall have all of the powers of the board of directors of a corporation organized under the General Corporation Law of the State of Delaware, as from time to time in effect (the "DGCL"), including the power and responsibility to manage the business of BOX, select and evaluate the performance of the Officers, and establish and monitor capital and operating budgets.

(c) **Executive Committee**. There may be an executive committee of the Board consisting of the Chairman, Vice-Chairman, CEO, one (1) Director designated by IB, as long as IB is a Holdings Member, and two (2) Directors designated by MXUS2, as long as MXUS2 is a Holdings Member, such Executive Committee to be formed by resolution passed by the Board. The act of the members of such committee holding a majority of the Total Votes represented by all members of such committee shall be the act of the committee. Said committee may meet at stated times or on notice to all by any of their own number, and, subject to Section 4.2(e) below, shall have and may exercise all powers of the Board in the management of the business affairs of BOX. Vacancies in the membership of the committee shall be filled by the Board in accordance with this Section 4.2(c) at a regular meeting or at a special meeting of the Board called for that purpose.

(d) **Other Committees**. The Board shall create and maintain an Audit Committee and a Compensation Committee. The Board may also designate one or more committees in addition to the Executive Committee, by resolution or resolutions passed by a majority of the whole Board; such committee or committees shall consist of one or more Directors appointed by the Board, except as otherwise provided herein, and, subject to Section 4.2(e) below, to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board in the management of the business and other affairs of BOX to the extent permitted by this Agreement. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. The Regulatory Director is not permitted to serve as a Director on any committees of the Board, except for any authorized regulatory committee(s). Notwithstanding the foregoing, the Regulatory Director shall (A) have the right to attend all meetings of the Board and committees thereof; (B) receive equivalent notice of meetings as other BOX Directors; and (C) receive a copy of the meeting materials provided to other BOX Directors, including agendas, action items and minutes for all meetings.

(i) **Audit Committee**. The Board shall appoint an Audit Committee (the "Audit Committee"), which shall consist of at least three (3) Directors. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over BOX's financial reporting process and the financial information that is provided to the Members and others; (B) provide oversight over the systems of internal controls established by management and the Board and BOX's legal and compliance process; (C) select, evaluate and, where appropriate, replace BOX's independent auditors (or nominate the independent auditors to be proposed for ratification by the Board); and (D) direct and oversee all the activities of BOX's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

(ii) **Compensation Committee**. The Board shall appoint a Compensation Committee (the "Compensation Committee"), which shall consist of at least three (3) Directors. The Compensation Committee shall consider and recommend to the Board compensation policies, programs, and practices for Directors, Officers and employees of BOX.

(e) **Powers Denied to Committees**. Committees of the Board shall not, in any event, have any power or authority to transact any Major Action or an action specifically covered by Section 4.4.

(f) **Substitute Committee Member; Minutes**. In the absence or on the disqualification of a Director who is a member of a committee, the Board may designate another Director to act at a committee meeting in the place of such absent or disqualified Director. Each committee shall keep regular minutes of its proceedings and report the same to the Board as may be required by the Board.

4.3. **Meetings**. The Board will meet as often as the Board deems necessary, but not less frequently than four (4) times per year. Meetings of the Board or any committee thereof may be conducted in person or by telephone or in any other manner agreed to by the Board or, respectively, by the members of a committee. Any of the Directors or the Exchange may call a meeting of the Board upon fourteen (14) calendar days prior written notice. In any case where the convening of a meeting of Directors is a matter of urgency, notice of such meeting may be given not less that forty-eight (48) hours before such meeting is to be held. No notice of a meeting shall be necessary when all Directors are present. In the event that the Board consists of less than eight (8) Directors, the attendance of at least four (4) Directors shall constitute a quorum for purposes of any meeting of the Board. In the event that the Board consists of eight (8) or more Directors, the attendance of at least a majority of all the Directors shall constitute a quorum for purposes of any meeting of the Board. Except as may otherwise be provided by this Agreement, each of the Directors will be entitled to vote on any action to be taken by the Board, except that (i) the Regulatory Director shall not vote on any action to be taken by the Board or any committee and (ii) the CEO (if a Director) shall not be entitled to vote on matters relating to his or her powers, compensation or performance. There shall be a total of 100 votes (the "Total Votes") available to be voted on any action to be taken by the Board. Each Director shall be entitled to vote that percentage of the Total Votes equal to the quotient obtained by dividing (i) the quotient of (A) the number of Units held by the Holdings Member that designated such Director (if applicable, rounded down to the nearest whole Unit) divided by (B) the aggregate number of Units held by all Holdings Members that designated Directors by (ii) the number of Directors designated by such Holdings Member. All quorum and voting requirements shall be adjusted accordingly for the suspension of any Member made pursuant to the Limited Liability Company Agreement of BOX Holdings Group LLC. Any Director shall be entitled to vote the votes allocated to another Director (or group of Directors) after having received such Director's (or Directors') proxy in writing. Unless otherwise provided by this Agreement, any action to be taken by the Board shall be considered effective only if approved by at least a majority of the votes entitled to be voted on such action. Meetings of the Board may be attended by other representatives of the Holdings Members, the Exchange and other persons related to BOX as agreed to from time to time by the Board and as otherwise specified in this Agreement. Any action required or permitted to be taken at a meeting of the Board or any committee thereof may be taken without a meeting if written consents, setting forth the action so taken, are executed by the members of the Board or committee, as the case may be, representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board or committee, as the case may be, permitted to vote were present and voted. The Board will set up procedures relating to the recording of minutes of its meetings.

4.4. **Special Voting Requirements.**

(a) Notwithstanding the provisions of Section 4.3 regarding voting requirements and subject to the other provisions of this Agreement, no action with respect to any Major Action (as defined in paragraph (b) below), shall be effective unless: (i) at all times when IB and MXUS2 are the only Holdings Members, approved by unanimous consent of the Board, or (ii) at all times when IB and MXUS2 are Holdings Members but *not* the only Holdings Members, approved by Directors holding a majority of the Total Votes, including the affirmative vote of all of the votes of Directors designated by each of IB and MXUS2, in each case acting at a meeting. In addition, unless approved by the Board as provided above, the Member on behalf of BOX shall not take or permit BOX to take any Major Action. No other Member votes are required for a Major Action.

(b) For purposes of this Agreement, "Major Action" means any of the following:

(i) merger or consolidation of BOX with any other entity or the sale by BOX of any material portion of its assets;

(ii) entry by BOX into any line of business other than the business described in Article 3;

(iii) conversion of BOX from a Delaware limited liability company into any other type of entity;

(iv) except as expressly contemplated by this Agreement and the Related Agreements, entering into any agreement, commitment, or transaction with MX or any of its Affiliates, or IB or any of its Affiliates or any other Holdings Member or any of its Affiliates other than transactions or agreements upon commercially reasonable terms that are no less favorable to BOX than BOX would obtain in a comparable arms-length transaction or agreement with a third party;

(v) to the fullest extent permitted by law, taking any action to effect the voluntary, or which would precipitate an involuntary, dissolution or winding-up of BOX;

(vi) operating the BOX Market utilizing any other software system other than the System, except as otherwise provided in the TOSA or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(vii) operating the BOX Market utilizing any other regulatory services provider other than the Exchange, except as otherwise provided in the Facility Agreement or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(viii) entering into any partnership, joint venture or other similar joint business undertaking;

(ix) making any fundamental change in the market structure of BOX from that contemplated by the Member as of the date hereof, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange;

(x) altering the provisions for Board membership applicable to IB or MXUS2, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange; and

(xi) altering any provision of this Section 4.4(b), except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange.

4.5. **Officers**. The Board will appoint such officers and agents of BOX, including a Chairman, a Vice-Chairman, a CEO, a Secretary and such other officers as determined by the Board (each an "Officer"), as the Board shall from time to time deem necessary. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as the Board shall from time to time determine. Any individual may hold more than one office.

4.6. **Duties of the Chairman**. The Chairman of the Board (the "Chairman") shall preside at all meetings of the Board. The Chairman of BOX Holdings shall be the Chairman so long as he or she is a Director. The Chairman shall have the general powers and duties usually vested in the office of Chairman of the Board of a business corporation organized under the DGCL, and shall have such other duties and responsibilities related to the development of BOX as the Board shall from time to time direct.

4.7. **Duties of the Vice-Chairman**. The Vice-Chairman of the Board (the "Vice-Chairman") shall preside at all meetings of the Board and fulfill all the responsibilities of the Chairman in the absence of the Chairman and shall have such other duties and responsibilities related to the development of BOX as the Board shall from time to time direct. The Vice-Chairman of BOX Holdings shall be the Vice-Chairman so long as he or she is a Director.

4.8. **Duties of the CEO**. Subject to the supervision and direction of the Board, the Chief Executive Officer (the "CEO") shall have general supervision, direction and control of the business and the other executive Officers of BOX. The CEO shall have the general powers and duties of management usually vested in the office of CEO of a business corporation organized under the DGCL, and shall have such other duties and responsibilities related to BOX as the Board shall from time to time direct. The CEO shall be responsible for advising the Board on the status of BOX on a regular basis or more frequently as requested by the Board.

4.9. **Duties of the Secretary**. The Secretary (the "Secretary") shall act as secretary of all meetings of the Board and all meetings of the Member. In the absence of the Secretary, the presiding Officer of the meeting shall appoint any other person to act as secretary of the meeting. The Secretary shall have all other authority provided in this Agreement and as otherwise determined by the Board.

4.10. **No Management by Members**. Except as otherwise expressly provided herein or as requested by the Board, the Member shall not take part in the day-to-day management or operation of the business and affairs of BOX. Except and only to the extent expressly provided for in this Agreement and the Related Agreements and as delegated by the Board to committees of the Board or to duly appointed Officers or agents of BOX, neither the Member nor any other Person other than the Board shall be an agent of BOX or have any right, power or authority to transact any business in the name of BOX or to act for or on behalf of or to bind BOX.

4.11. **Reliance by Third Parties**. Any Person dealing with BOX or the Board may rely upon a certificate signed by the Chairman, or such other Officer of BOX designated by the Board, as to:

(a) the identity of the members of the Board or any committee thereof or any Officer or agent of BOX;

(b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Board or in any other manner germane to the affairs of BOX;

(c) the Persons who are authorized to execute and deliver any agreement, instrument or document of or on behalf of BOX; or

(d) any act or failure to act by BOX or any other matter whatsoever involving BOX or the Member.

4.12. **Regulatory Obligations**.

(a) **Non-Interference.** Each of the Member and the Directors, Officers, employees and agents of BOX shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the board of directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the Exchange Act. No present or past Member, Director, Officer, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or any other person or entity shall have any rights against BOX or any Member, Director, Officer, employee or agent of BOX under this Section 4.12.

(b) **Compliance with Securities Laws; Cooperation with the SEC.** BOX and its Member shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC and the Exchange pursuant to and to the extent of their respective regulatory authority. The Directors, Officers, employees and agents of BOX, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the SEC and the Exchange in respect of the SEC's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and BOX shall take reasonable steps necessary to cause its Directors, Officers, employees and agents to so cooperate. No present or past Member, Director, Officer, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or any other person or entity shall have any rights against BOX or any Member, Director, Officer, employee or agent of BOX under this Section 4.12.

Article 5

Powers, Duties, and Restrictions

5.1. **Powers of BOX.** In furtherance of the purposes set forth in Article 3, and subject to the provisions of Article 4, BOX, acting through the Board, will possess the power to do anything not prohibited by the LLC Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in Article 3; (b) to make, perform, and enter into any contract, commitment, activity, or agreement relating thereto; (c) to open, maintain, and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to BOX from any other Person, and to draw checks or other orders for the payment of money on any such account; (d) to hold, distribute, and exercise all rights (including voting rights), powers, and privileges and other incidents of ownership with respect to assets of BOX; (e) to borrow funds, issue evidences of indebtedness, and refinance any such indebtedness in furtherance of any or all of the purposes of BOX, to guarantee the obligations of others, and to secure any such indebtedness or guarantee by mortgage, security interest, pledge, or other lien on any property or other assets of BOX; (f) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of BOX, and to pay such fees, expenses, salaries, wages and other compensation to such Persons as the Board shall determine; (g) to bring, defend, and compromise actions, in its own name, at law or in equity; and (h) to take all actions and do all things necessary or advisable or incident to the carrying out of the purposes of BOX, so far as such powers and privileges are necessary or convenient to the conduct, promotion, or attainment of BOX's business, purpose, or activities.

5.2. **Powers of the Member.** Except as otherwise specifically provided by this Agreement or required by the LLC Act or by the SEC pursuant to the Exchange Act, the Member shall not have the power to act for or on behalf of, or to bind, BOX.

5.3. **Purchased Services.** Except as set forth in the Related Agreements, all products and services to be obtained by BOX will be evaluated by BOX's management with a view to best practices and all such products and services will be obtained from Holdings Members, their Affiliates or third-parties based upon arms-length negotiations, including obtaining quotes for such products or services from third-parties, as appropriate. Notwithstanding the forgoing, Holdings Members and their Affiliates will be given preference over third-parties if such Holdings Members or Affiliates are willing and able to provide services and terms at least as favorable to BOX as those offered by the third parties, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Market as determined by the board of the Exchange.

Article 6

Capital

6.1. **Capital Contributions.** The Member has contributed to BOX the capital contributions set forth in the books and records of BOX. All such amounts contributed shall be reflected on the books and records of BOX.

6.2. **Additional Capital Contributions.** The Board shall, in its sole discretion, determine the capital needs of BOX. If at any time the Board shall determine that additional capital is required in the interests of BOX, additional working capital shall be raised in such manner as determined by the Board. Notwithstanding any of the foregoing, the Board shall not have the power to require the Member to make any additional capital contributions.

6.3. **Borrowings and Loans.** If the Member shall lend any monies to BOX, the amount of any such loan shall not constitute an increase in the amount of the Member's capital contribution unless specifically agreed to by the Board of Directors and the Member. The terms of such loans and the interest rate(s) thereon shall be commercially reasonable terms and rates, as determined by the Board in accordance with Article 4.

6.4. **General.** Except as otherwise provided in this Agreement, the Member and its Affiliates may lend money to, borrow money from, act as surety, guarantor or endorser for, guarantee or assume one or more specific obligations of, provide collateral for, and transact other business with BOX and, subject to applicable law, shall have the same rights and obligations with respect thereto as a Person who is not a member of BOX. Any such transactions with the Member or an Affiliate of the Member shall be on the terms approved by the Board from time to time or, if such transaction is contemplated by this Agreement or any other Related Agreement, on the terms provided for in this Agreement or such Related Agreement.

6.5. **Liability of the Member and Directors.** Except as otherwise required by the LLC Act, no Member or Director or Officer of BOX, solely by reason of being a Member or Director or Officer of BOX, shall be liable, under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of BOX, whether arising in contract, tort or otherwise, or for the acts or omissions of any other Member or Director or Officer of BOX. The failure of BOX to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the LLC Act shall not be grounds for imposing liability on any Member or Director or Officer of BOX for liabilities of BOX.

Article 7

Distributions and Allocations

7.1. **Distributions.** Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this Agreement, BOX, and the Board on behalf of BOX, shall not make and shall not be required to make a distribution to the Member on account of its interest in BOX if and to the extent such distribution would violate the LLC Act or any other applicable law.

7.2. **Allocations of Profits and Losses.** BOX's profits and losses shall be allocated to the Member.

Article 8

Dissolution and Winding Up

8.1. **Dissolution and Winding Up.**

(a) BOX shall be dissolved and its affairs shall be wound up upon:

(i) the election to dissolve BOX made by the Board pursuant to Section 4.4(b)(v); or

(ii) the entry of a decree of judicial dissolution under § 18-802 of the LLC Act; or

(iii) the resignation, expulsion, Bankruptcy or dissolution of the Member, or the occurrence of any other event which terminates the continued membership of the Member in BOX, unless the business of BOX is continued without dissolution in accordance with the LLC Act; or

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the LLC Act unless BOX is continued without dissolution in accordance with the LLC Act.

The legal representatives, if any, of the Member shall succeed as assignee to such Member's interest in BOX upon the Bankruptcy, or dissolution of the Member.

(b) Upon dissolution of BOX, the business of BOX shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Member unless the dissolution is caused by the Member's ceasing to be a member of BOX, in which case a liquidating trustee may be appointed for BOX by vote of a majority of the Directors (the liquidating trustee is referred to herein as the "Liquidator"). In winding up BOX's affairs, every effort shall then be made to dispose of the assets of BOX in an orderly manner, having regard to the liquidity, divisibility and marketability of BOX's assets. If the Liquidator determines that it would be imprudent to dispose of any non-cash assets of BOX, such assets may be distributed in kind to the Member, in lieu of cash. The Liquidator shall not be entitled to be paid by BOX any fee for services rendered in connection with the liquidation of BOX, but the Liquidator shall be reimbursed by BOX for all third-party costs and expenses incurred by it in connection therewith and shall be indemnified by BOX with respect to any action brought against it in connection therewith by applying, *mutatis mutandis,* the provisions of Article 10.

8.2. **Termination of the LLC**. Subject to Section 14.1 of this Agreement, the separate legal existence of BOX shall terminate when all assets of BOX, after payment of or due provision for all debts, liabilities and obligations of BOX, shall have been distributed to the Member in the manner provided for in this Article 8, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the LLC Act.

Article 9

Books, Records and Accounting

9.1. **Books of Account**. The Board shall cause to be entered in appropriate books, kept at BOX's principal place of business, all transactions of or relating to BOX. All books and records of BOX shall be maintained at a location within the United States. The Member shall have access to, and the right, at the Member's sole cost and expense, to inspect and copy such books and all other BOX records during normal business hours; *provided that* the Member shall be responsible for any out-of-pocket costs or expenses incurred by BOX in making such books and records available for inspection. Notwithstanding the foregoing, the books and records of BOX shall be subject at all times to inspection and copying by the Exchange and the SEC at no additional cost to the Exchange or the SEC. Inspection, copying and review of the books and records of BOX by the Exchange at the premises of BOX shall, at the option of the Exchange, be conducted by Exchange employees. The Exchange hereby agrees to inspect, copy and/or review the books and records of BOX, and to use any information obtained thereby, only for purposes of fulfilling its regulatory obligations. Subject to the foregoing, the books, records, premises, Directors, Officers, employees and agents of BOX shall be deemed to be the books, records, premises, officers, directors, agents, and employees of the Exchange, for the purpose of, and subject to, oversight pursuant to the Exchange Act. BOX, and the Board on behalf of BOX, shall not have the right to keep confidential from the Member any information that the Board would otherwise be permitted to keep confidential from the Member pursuant to Section 18-305(c) of the LLC Act, except for information required by law or by agreement with any third party to be kept confidential. BOX's books of account shall be kept using the method of accounting determined by the Member. BOX's independent auditor shall be an independent public accounting firm selected by the Board.

9.2. **Deposits of Funds**. All funds of BOX shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

9.3. **Fiscal Year**. The fiscal year of BOX shall be the calendar year.

9.4. **Financial Statements**. BOX, at its cost and expense, shall prepare and furnish to the Member, within ninety (90) days after the close of each taxable year, financial statements of BOX.

9.5. **Tax Elections**. The Member shall make all tax elections (including, but not limited to, elections relating to depreciation and elections pursuant to Section 754 of the Code) as it deems appropriate.

Article 10

Exculpation and Indemnification

10.1. **Exculpation and Indemnification.**

(a) Neither the Member nor any Officer, Director, employee, agent or committee member of BOX nor any employee, representative, agent, director or Affiliate of the Member (and the heirs, executors, and administrators of any such Person) (each an "Indemnified Person") shall be liable to BOX or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith on behalf of BOX and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Person in accordance with this Agreement, except to the extent otherwise specified in the TOSA or the Facility Agreement and except that an Indemnified Person shall be liable for any such loss, damage or claim incurred if and to the extent (i) such loss, damage or claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct, (ii) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such loss, damage or claim was unlawful or (iii) such Indemnified Person deliberately breached such Indemnified Person's duty to BOX, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction.

(b) BOX may indemnify any Person against any claim to the extent determined by the Board to be in the best interests of BOX. BOX shall indemnify, and hold harmless, to the fullest extent permitted by law as it presently exists or may thereafter be amended, any Indemnified Person who, by reason of the fact that such Person is or was a Director, Officer, employee or agent of BOX, or a member of any committee of BOX, or is or was a Director, officer, employee or agent of BOX who is or was serving at the request of BOX as a director, officer, employee or agent of another Person, including without limitation service with respect to employee benefit plans, is or was a party, or is threatened to be made a party to (i) any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or (ii) any threatened, pending, or completed action, suit or proceeding by or in the right of BOX to procure a judgment in its favor, in each case against expenses (including attorneys' fees and disbursements), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in connection with the defense or settlement of, or otherwise in connection with, any such action, suit, or proceeding (collectively, "Indemnified Claims"). Notwithstanding the foregoing, no Indemnified Person shall be indemnified by BOX, and no claim shall be an Indemnified Claim, if and to the extent (i) such claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct,

(ii) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such claim was unlawful or (iii) such Indemnified Person deliberately breached such Indemnified Person's duty to BOX, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction.

(c) BOX shall advance expenses (including attorneys' fees and disbursements) to Indemnified Persons for Indemnified Claims; provided, however, that the payment of such expenses incurred by such Indemnified Person, in advance of the final disposition of the matter, shall be conditioned upon receipt of a written undertaking by the Person to repay all amounts advanced if it should be ultimately determined that the Person is not entitled to be indemnified under this Section 10.1 or otherwise.

(d) Notwithstanding the foregoing or any other provision of this Agreement, no advance shall be made by BOX to any Indemnified Person if a determination is reasonably and promptly made by the Board by those Directors holding a majority of the Total Votes represented by Directors who have not been named parties to the action, even though less than a quorum, or, if there are no such Directors or if such Directors so direct, by independent legal counsel, that, based upon the facts known to the Board or such counsel at the time such determination is made: (i) such Indemnified Person committed fraud, acted in bad faith or engaged in willful misconduct; (ii) with respect to any criminal proceeding, such Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct was unlawful; or (iii) such Indemnified Person deliberately breached such Indemnified Person's duty to BOX.

(e) The indemnification provided by this Section 10.1 in a specific case shall not be deemed exclusive of any other rights to which an Indemnified Person may be entitled, both as to action in his or her official capacity and as to action in another capacity while in such capacity, and shall continue as to an Indemnified Person who has ceased to be a Director, Officer, or committee member, employee, or agent and shall inure to the benefit of such Indemnified Person's heirs, executors, and administrators.

(f) Any repeal or modification of the foregoing provisions of this Section 10.1 shall not adversely affect any right or protection hereunder of any Person respecting any act or omission occurring prior to the time of such repeal or modification.

(g) If a claim for indemnification or advancement of expenses under this Section 10.1 is not paid in full within 60 days after a written claim therefor by an Indemnified Person has been received by BOX, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, BOX shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses.

(h) BOX shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Director, Officer, or committee member, employee or agent of BOX, or who is or was serving as a director, officer, employee, or agent of another Person against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not BOX is required to indemnify such Person against such liability hereunder.

(i) A Indemnified Person shall be fully protected in relying in good faith upon the records of BOX and upon such information, opinions, reports or statements presented to BOX by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of BOX, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(j) To the extent that, at law or in equity, a Indemnified Person has duties (including fiduciary duties) and liabilities relating thereto to BOX or to any other Indemnified Person, a Indemnified Person acting under this Agreement shall not be liable to BOX or to any other Indemnified Person who is bound by this Agreement for his or her good faith reliance on the provisions of this Agreement or any approval or authorization granted by BOX or any other Indemnified Person.

Article 11

Maintenance of Separate Business

BOX shall at all times: (a) to the extent that any of BOX's offices are located in the offices of an Affiliate, pay fair market rent for its office space located therein; (b) maintain BOX's books, financial statements, accounting records and other limited liability company documents and records separate from those of any Affiliate or any other Person; (c) not commingle BOX's assets with those of any Affiliate or any other Person; (d) maintain BOX's books of account, bank accounts and payroll separate from those of any Affiliate; (e) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person; (f) make investments directly or by brokers engaged and paid by BOX or its agents (provided that if any agent is an Affiliate of BOX it shall be compensated at a fair market rate for its services); (g) manage BOX's liabilities separately from those of any Affiliate and pay its own liabilities, including all administrative expenses and compensation to employees, consultants or agents, and all operating expenses, from its own separate assets, except that an Affiliate may pay the organizational expenses of BOX; and (h) pay from BOX's assets all obligations and indebtedness of any kind incurred by BOX. BOX shall abide by all LLC Act formalities, including the maintenance of current records of BOX affairs, and BOX shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of BOX. BOX shall (a) pay all its liabilities, (b) not assume the liabilities of any Affiliate unless approved by unanimous consent of the Board and (c) not guarantee the liabilities of any Affiliate unless approved by unanimous consent of the Board. The Board shall make decisions with respect to the business and daily operations of BOX independent of and not dictated by any Affiliate.

Article 12

Confidentiality and Related Matters

12.1. **Disclosure and Publicity**. Subject to exceptions set forth in Section 12.2(b) below, no Member shall make any public disclosures concerning this Agreement without the prior approval of BOX.

12.2. **Confidentiality Obligations of Member and Exchange.**

(a) Each of the Member and the Exchange agrees that it will use Confidential Information of BOX only in connection with its respective Member or Exchange activities contemplated by this Agreement and the Related Agreements and pursuant to the Exchange Act and the rules and regulations thereunder, and it will not disclose any Confidential Information of BOX to any Person except as expressly permitted by this Agreement and the Related Agreements or pursuant to the Exchange Act and the rules and regulations thereunder.

(b) Each of the Member and the Exchange may disclose Confidential Information of BOX only:

(i) to its respective directors, officers and employees who have a reasonable need to know the contents thereof and who are subject to similar such confidentiality obligations;

(ii) on a confidential basis to its Advisors who have a reasonable need to know the contents thereof and who are subject to similar confidentiality obligations, so long as such disclosure is made pursuant to the procedures referred to in Section 12.4(b);

(iii) to the extent required by applicable statute, rule or regulation promulgated under the Exchange Act, the U.S. federal securities laws and rules thereunder; or securities laws, rules or regulations applicable in one or more province of Canada; or in response to a request from the SEC (pursuant to the Exchange Act and the rules thereunder), or from any securities regulatory authority in Canada (pursuant to applicable securities laws, rules or regulations) or the Exchange;

(iv) to the extent required by applicable statute, rule or regulation (other than the U.S. federal securities laws and the rules thereunder); or any court of competent jurisdiction; provided that it has made reasonable efforts to conduct its relevant business activities in a manner such that the disclosure requirements of such statute, rule or regulation or court of competent jurisdiction do not apply, and provided further that BOX is given notice and an adequate opportunity to contest such disclosure or to use any means available to minimize such disclosure; and

(v) to the extent that such Confidential Information has become generally available publicly through no fault of the Member, the Exchange or either of such Person's directors, officers, employees or Advisors.

12.3. **Member Information Confidentiality Obligation**. Each of the Member and the Exchange shall hold, and shall cause its respective Affiliates and their directors, officers, employees, agents, consultants and Advisors to hold, in strict confidence, unless disclosure to an applicable regulatory authority is necessary or appropriate or unless compelled to disclose by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, reports, instruments, computer data and other data and information (collectively, "Member Information") concerning the Member or the Exchange, as applicable (or, if required under a contract with a third party, such third party), furnished to it by the Member, the Exchange or the Member's or Exchange's respective representatives pursuant to this Agreement or any other Related Agreement, except to the extent that such Member Information can be shown to have been: (a) previously known by the Member or Exchange, as applicable, on a non-confidential basis; (b) available to the Member or Exchange, as applicable, on a non-confidential basis from a source other than the disclosing Member; (c) in the public domain through no fault of the Member or Exchange; or (d) later lawfully acquired from other sources by the Member or Exchange to which it was furnished, and neither the Member nor the Exchange shall release or disclose such Member Information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and Advisors and, to the extent permitted above, to regulatory authorities. In the event that the Member or Exchange becomes compelled to disclose any Member Information in connection with any necessary regulatory approval or by judicial or administrative process, such compelled Person shall provide the party that provided such Member Information (the "Disclosing Party") with prompt prior written notice of such requirement so that the Disclosing Party may seek a protective order or other appropriate remedy and/or waive the terms of any applicable confidentiality arrangements. In the event that such protective order, other remedy or waiver is not obtained, only that portion of the Member Information which is legally required to be disclosed shall be so disclosed.

12.4. **Ongoing Confidentiality Program.**

(a) In order to ensure that the parties hereto comply with their obligations in this Article 12, representatives designated by the Member, the Exchange and BOX shall meet from time to time as required to discuss issues relating to confidentiality and disclosure and other matters addressed by this Article 12.

(b) With respect to any disclosure by any of the parties hereto to any of their Advisors pursuant to this Article 12, the representatives referred to in paragraph (a) above will institute procedures designed to maintain the confidentiality of Confidential Information of BOX while facilitating the business activities contemplated by this Agreement and the Related Agreements.

12.5. **Regulatory Right to Access**. Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC or the Exchange to access and examine Confidential Information of BOX, or to limit or impede the ability of a member, officer, director, agent or employee of the Member to disclose Confidential Information of BOX to the SEC or the Exchange.

12.6. **Disclosure of Confidential Information**. Notwithstanding anything to the contrary in this Agreement, all Confidential Information of BOX Holdings, BOX or the Exchange, pertaining to regulatory matters of BOX Holdings, BOX or the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of BOX or any of its subsidiaries shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those Directors, Officers, employees and agents of BOX that have a reasonable need to know the contents thereof; (ii) be retained in confidence by BOX and the Directors, Officers, employees and agents of BOX; and (iii) not be used by any Person for any non-regulatory purpose. Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC, pursuant to the federal securities laws and rules and regulations thereunder, and the Exchange to access and examine such Confidential Information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Officers, employees and agents of BOX to disclose such Confidential Information to the SEC or the Exchange.

Article 13

Intellectual Property

Except as provided otherwise in the Related Agreements, the Member shall retain all rights, title, and interests to all of its intellectual property.

Article 14

General

14.1. **Entire Agreement; Integration, Amendments**. This Agreement and the Related Agreements contain the sole and entire agreement with respect to the subject matter hereof and supersede all prior agreements and understandings, including without limitation the Sixth Amended and Restated Operating Agreement of Old BOX, dated as of August 29, 2008. This Agreement may only be changed, amended or supplemented by a written agreement approved by Directors holding a majority of the Total Votes and executed by BOX and the Member. In addition, notwithstanding anything to the contrary herein, any terms specific to the Exchange, such as, among other things, the right to designate a Regulatory Director, may not be altered or adversely affect the Exchange without the prior written consent of the Exchange. Any proposed amendment to this Agreement, if such amendment is required under Section 19 of the Exchange Act and the rules promulgated thereunder, to be filed with, or filed with and approved by, the SEC before such amendment may be effective, then such amendment shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

14.2. **Binding Agreement**. The covenants and agreements herein contained shall inure to the benefit of and be binding upon the parties hereto and their respective representatives, successors in interest and permitted assigns.

14.3. **Notices**. Any and all notices contemplated by this Agreement shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy confirmed by one of the other methods for providing notice set forth herein, or one (1) business day after being sent, postage prepaid, by nationally recognized overnight courier (*e.g.*, Federal Express), or five (5) days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. All such notices to the Member or the Exchange shall be addressed to such entity's address set forth on Schedule A attached hereto or at such other address as such entity may have designated by notice given in accordance with the terms of this subsection; all such notices to BOX shall be addressed to BOX at the address set forth in Section 2.1 or at such other address as BOX may have designated by notice given in accordance with the terms of this subsection.

14.4. **Captions.** Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this agreement or the intent of any provisions hereof.

14.5. **Governing Law, Etc.** This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws, without regard to its conflict of laws rules.

14.6. **Member Books, Records, and Jurisdiction.**

(a) The Member acknowledges that to the extent they are related to BOX activities, the books, records, premises, officers, directors, agents, and employees of the Member shall be deemed to be the books, records, premises, officers, directors, agents, and employees of the Exchange for the purpose of and subject to oversight pursuant to the Exchange Act.

(b) BOX, the Member and the officers, directors, employees and agents of each, by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC and the Exchange, for the purposes of any suit, action or proceeding pursuant to U.S. federal securities laws, the rules or regulations thereunder, arising out of, or relating to, activities of the Exchange and BOX Market or this Section 14.6, (except that such jurisdictions shall also include Delaware state courts for any such matter relating to the organization or internal affairs of BOX) and shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC, the Exchange or Delaware state courts, as applicable, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter hereof may not be enforced in or by such courts or agency. BOX, the Member and the officers, directors, employees and agents of each, by virtue of their acceptance of such positions, also agree that they will maintain an agent in the United States for the service of process of a claim arising out of, or relating to, the activities of the Exchange and BOX Market.

(c) With respect to Article 12 and Sections 4.12, 9.1 and 14.6, BOX, the Exchange and the Member shall take such action as is necessary to ensure that BOX's Directors, Officers and employees, the Exchange's officers, directors and employees, and the Member's officers, directors and employees consent to the applicability of these provisions to the extent related to the operation or administration of the BOX Market. In addition, MXUS2 and its Affiliates shall take such action as is necessary to insure that to the extent related to the operation or administration of the BOX Market, the officers, directors and employees of MXUS2 and its

Affiliates consent to the communication of their "personal information", as defined under the Act Respecting the Protection of Personal Information in the Private Sector, R.S.Q.C.P-39.1 ("Private Sector Privacy Act"), by MXUS2 and its Affiliates to the SEC and the Exchange and agree to waive the protection of such "personal information" that is provided by the Private Sector Privacy Act.

14.7. **Waiver of Certain Damages**. THE MEMBER, TO THE FULLEST EXTENT PERMITTED BY LAW, IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO PUNITIVE, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES IN RESPECT OF ANY LITIGATION BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS RELATING THERETO.

14.8. **Construction**. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

14.9. **Severability**. The invalidity or unenforceability of any particular provision of this Agreement or any Related Agreement shall not affect the other provisions hereof or thereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

14.10. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.11. **Survival**. The provisions of Articles 10, 12, 13 and 14 shall survive the termination of this Agreement for any reason. All other rights and obligations of the Member shall cease upon such termination of this Agreement.

14.12. **Third Party Beneficiaries**. The parties hereby agree that each of MXUS2 and IB are intended third party beneficiaries of this Agreement and that the terms and provisions herein extend to and are enforceable by each of them.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, each of the undersigned, intending to be legally bound hereby, has duly executed this BOX Market LLC Limited Liability Company Agreement as of the 10th day of May, 2012.

BOX:

BOX MARKET LLC

By: [signature]
Lisa J. Fall
Authorized Person

MEMBER:

BOX HOLDINGS GROUP LLC

By: [signature]
Lisa J. Fall
Authorized Person

EXCHANGE:

BOX OPTIONS EXCHANGE LLC

By: [signature]
Lisa J. Fall
President and Secretary

MX:

BOURSE DE MONTRÉAL INC.

By: ______________________

Name: ALAIN MIQUELON

Title: President and C.E.O.

Schedule A

MEMBER	
BOX Holdings Group LLC 101 Arch Street, Suite 610 Boston, MA 02110 Attn: Lisa J. Fall	

EXCHANGE	
BOX Options Exchange LLC 101 Arch Street, Suite 610 Boston, MA 02110 Attn: Lisa J. Fall	



Exhibit C-3 – TMX Group Limited Articles of Incorporation and By-Laws

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

2283189

Ministry of Government Services — Ministère des Services gouvernementaux

Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

AUGUST 1 0 AOÛT, 2012

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

MAPLE GROUP ACQUISITION CORPORATION / CORPORATION D'ACQUISITION GROUPE MAPLE

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

TMX GROUP LIMITED / GROUPE TMX LIMITÉE

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2011/04/28
(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: / Nombre d'administrateurs :

minimum and maximum number of directors is/are: / nombres minimum et maximum d'administrateurs :

Number / Nombre

or / ou

minimum and maximum / minimum et maximum

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

(a) by changing the name of the Corporation to TMX Group Limited / Groupe TMX Limitée;
(b) by deleting paragraph 8 of the Articles of the Corporation in its entirety and replacing it with the following: The right to transfer securities of the Corporation is restricted as set out in Schedule "B"; and

5. *Continued*

(c) by adding the attached Schedule "B" to paragraph 8 of the Corporation's Articles.

SCHEDULE "B"
OWNERSHIP RESTRICTIONS

1. INTERPRETATION AND DEFINITIONS

1.1. In this Schedule "B":

1.1.1. The terms "**Commission**", "**company**" and "**person**" have the meanings given to those terms, respectively, in the *Securities Act* (Ontario) ("OSA"), as now enacted or as the same may be from time to time amended, varied, replaced, restated, re-enacted or supplemented.

1.1.2. The term "**control**" and the phrase "**acting jointly or in concert**" are to be interpreted in a manner that is consistent with the interpretation of that phrase as used in the OSA and Multilateral Instrument 62-104-*Respecting Take-over Bids and Issuer Bids*.

1.1.3. All terms other than those referred to in subsections 1.1.1 and 1.1.2 and which are not otherwise defined in this Schedule "B" have the meanings given to those terms in the OSA or the *Business Corporations Act* (Ontario) ("OBCA"), respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the OBCA, the definition contained in the OSA shall prevail.

1.1.4. Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

1.2. In this Schedule "B":

"**Autorité**" means Québec's Autorité des marchés financiers;

"**directors' determination, "as determined by the directors of the Corporation**" and similar expressions mean a determination made by the directors of the Corporation in accordance with section 12;

"**excess Voting Shares**" means Voting Shares beneficially owned or over which control or direction is exercised in contravention of the share constraint;

"**Ontario Order**" means the order of the Commission issued under section 21.11(4) of the OSA on July 4, 2012 *in the matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, (Act) and in the matter of Maple Group Acquisition Corporation and TMX Group Inc. and TSX Inc. and Alpha Trading Systems Limited Partnership, Alpha Trading Systems Inc., Alpha Market Services Inc. and Alpha Exchange Inc. and in the matter of Alberta Investment Management Corporation, Caisse de dépôt et placement du Québec, Canada Pension Plan Investment Board, CIBC World Markets Inc., Desjardins Financial Corporation, Dundee Capital Markets Inc., Fonds de solidarité des travailleurs du Québec (F.T.Q.), The Manufacturers Life Insurance Company,*

5. *Continued*

National Bank Financial & Co. Inc., Ontario Teachers' Pension Plan Board, Scotia Capital Inc. and TD Securities Inc., requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Québec Orders**" means AMF Decision No. 2012-PDG-0075, AMF Decision No. 2012-PDG-0078, AMF Decision No. 2012-PDG-0079 and AMF Decision No. 2012-PDG-0080, requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Québec Undertakings**" means the written undertakings dated April 30, 2012 given by the Corporation to the Autorité in support of the applications filed by the Corporation to obtain the Québec Orders, in which the Corporation agrees, among other things, that it is subject to restrictions on share ownership of the Corporation, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Regulation**" means Regulation 261/02 made pursuant to section 21.11(5) of the OSA prescribing the percentage ownership a person or company may own in TSX Inc., as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**sell-down notice**" has the meaning set out in section 5.1;

"**share constraint**" has the meaning set out in section 3.3;

"**shareholder default**" has the meaning set out in subsection 5.1.4;

"**shareholder's declaration**" means a declaration made in accordance with section 13;

"**suspension**" has the meaning set out in section 6.1 and "**suspend**", "**suspended**" and similar expressions have corresponding meanings; and

"**Voting Share**" means any share of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.3. For greater certainty, no person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Schedule "B" solely by reason that one of them has given the other the power to vote or direct the voting of Voting Shares of a class or series of Voting Shares at a meeting of the holders of that class or series under a revocable proxy where:

1.3.1. the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Shares of that class or series and in accordance with applicable law;

5. *Continued*

1.3.2. the proxy is solicited but no information circular is required to be issued under the OSA or the OBCA; or

1.3.3. the proxy is not solicited.

1.4. For the purposes of this Schedule "B":

1.4.1. where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Shares, the number of Voting Shares beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Shares beneficially owned or over which control or direction is exercised with those other persons or companies; and

1.4.2. references to shares "**of**" a person or company are to shares beneficially owned or over which control or direction is exercised by that person or company.

2. REGULATION

2.1. The Corporation has imposed the restrictions on the transfer and ownership of the Voting Shares set out in this Schedule "B" for the purposes of ensuring that the Corporation or any of its subsidiaries:

2.1.1. is not in breach of sections 21 and 21.11 of the OSA, the Ontario Orders, the Québec Orders or the Québec Undertakings;

2.1.2. may continue to be recognized by the Commission, the Autorité and other federal and provincial regulators to carry on business as a stock exchange in Ontario and Québec which recognition is necessary under the OSA and applicable Québec securities legislation for the Corporation or its subsidiaries to engage in its undertaking; and

2.1.3. may continue to be recognized, or exempted from any requirement to be recognized, by any securities regulatory authority as an exchange or self regulatory organization under applicable securities legislation, which is necessary to its undertaking.

2.2. In the event that the provisions of any of:

2.2.1. subsection 21.11(1) of the OSA, as modified from time to time by the Regulation or the Ontario Orders,

2.2.2. the Regulation and the Ontario Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, or

2.2.3. the Québec Undertakings and the Québec Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the "Amendments"), and those Amendments are inconsistent with this Schedule "B", those Amendments are deemed to be incorporated in this Schedule "B" from their effective date, without, for greater certainty, any approval by the shareholders, and those Amendments supersede the provisions of this Schedule "B" to the extent of the inconsistency.

2.3. On the date that the Corporation or any of its subsidiaries is not required to constrain the transfer or ownership of its shares for the purposes identified in section 2.1 or otherwise, this Schedule "B" shall be deemed to be deleted in its entirety from the Articles of the Corporation and shall be of no further force or effect as and from that date.

2.4. In the event that this Schedule "B" is amended as a result of modifications in other instruments as provided for in sections 2.2, 3.1 and 3.2 or is deemed to be deleted in accordance with section 2.3, the directors of the Corporation shall restate the Articles of Incorporation of the Corporation, as amended from time to time, to reflect the amendment or deletion within thirty (30) days of such amendment or deletion, without, for greater certainty, any approval by the shareholders. The Corporation shall give written notice of the restatement of Articles to each registered holder of shares of the Corporation as of the close of business on the effective date of the restatement, within fifteen (15) days of the effective date. The accidental failure or omission to give the notice to one or more of the holders shall not affect the validity of the provisions of this section 2.4.

3. SHARE CONSTRAINT

3.1. Without the prior approval of the Commission, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the OSA, the Regulation, or the Ontario Orders.

3.2. Without the prior approval of the Autorité, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the Québec Undertakings or the Québec Orders.

3.3. The prohibitions set out in sections 3.1 and 3.2 are referred to collectively in this Schedule "B" as the "**share constraint**". For greater certainty, in the event that, at any time, the level of ownership prescribed by the provisions of section 3.1 and section 3.2 is not identical, the directors shall have regard to the most stringent prohibition of section 3.1 and section 3.2 when making any directors' determination pursuant to this Schedule "B".

4. CONTRAVENTION OF THE SHARE CONSTRAINT

4.1. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the share constraint:

4.1.1. the Corporation shall not accept any subscription for Voting Shares from that person or company or any person or company forming part of that combination;

4.1.2. the Corporation shall not issue any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.3. the Corporation shall not register or otherwise recognize the transfer of any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.4. no person may, in person or by proxy, exercise the right to vote any of the Voting Shares of that person or company or any person or company forming part of that combination;

4.1.5. subject to section 11.1, the Corporation shall not declare or pay any dividend, and or make any other distribution:

4.1.5.1. on any excess Voting Shares of that person or company or any person or company forming part of such combination; or

4.1.5.2. if there is a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of such combination unless there is a directors' determination that it would be in the best interests of the Corporation to make the distribution in respect of some part or all of the non-excess Voting Shares;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6. the Corporation shall send a sell-down notice to the registered holder of the Voting Shares of that person or company or any person or company forming part of such combination.

4.2. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Shares, would be in contravention of the share constraint, the Corporation shall not:

4.2.1. accept the proposed subscription for Voting Shares from;

4.2.2. issue the proposed Voting Shares to; or

4.2.3. register or otherwise recognize the proposed transfer of any Voting Shares to;

that person or company or any person or company forming part of that combination.

4.3. In the event of a directors' determination that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the share constraint, the directors of the Corporation may, where there is a directors' determination that it would be in the best interests of the Corporation, also make a directors' determination that:

4.3.1. any votes cast, in person or by proxy during that period or at that time in respect of the Voting Shares of that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2. subject to section 11.1, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1. on the excess Voting Shares of that person or company and of each other person or company forming part of that combination; or

4.3.2.2. in the event of a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of that combination.

5. SELL-DOWN NOTICE

5.1. Any notice (a "sell-down notice") required to be sent to a registered holder of Voting Shares under subsection 4.1.6:

5.1.1. shall specify in reasonable detail, based on the information then available to the directors of the Corporation, the nature of the contravention of the share constraint, the number of Voting Shares determined to be excess Voting Shares and the consequences of the contravention specified in section 4;

5.1.2. shall request an initial or further shareholder's declaration;

5.1.3. shall specify a date, which shall be not less than 45 days after the date of the sell-down notice, by which the excess Voting Shares are to be sold or disposed of; and

5.1.4. shall state that unless the registered holder either:

5.1.4.1. sells or otherwise disposes of the excess Voting Shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the share constraint and provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation of that sale or other disposition; or

5.1.4.2. provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation that no sale or other disposition of excess Voting Shares is required;

that default (a "shareholder default") shall result in the consequence of suspension under section 6 and may result in the consequence of sale in accordance with section 7 or redemption in accordance with section 8, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

5.2. In the event that, following the sending of a sell-down notice, written evidence is submitted to the directors of the Corporation for purposes of subsection 5.1.4.2, the directors of the Corporation shall assess the evidence as soon as is reasonably practicable and shall give a second notice to the person or company submitting the evidence as soon as is reasonably practicable after receipt of the evidence stating whether the evidence has or has not satisfied the directors of the Corporation that no sale or other disposition of excess Voting Shares is required. If the evidence has satisfied the directors of the Corporation, the sell-down notice shall be cancelled and the second notice shall so state. If the evidence has not satisfied the directors of the Corporation, the second notice shall reiterate the statements required to be made in the sell-down notice under subsections 5.1.3 and 5.1.4. In either case, the 45 day period referred to in subsection 5.1.3 shall be automatically extended to the third business day following the date that the second notice is given if the date that the second notice is given is beyond the 45 day period.

6. SUSPENSION

6.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, then, without further notice to the registered holder:

6.1.1. all of the Voting Shares of the registered holder shall be deemed to be struck from the securities register of the Corporation;

6.1.2. no person or company may, in person or by proxy, exercise the right to vote any of those Voting Shares;

6.1.3. subject to section 11.1, the Corporation shall not declare or pay any dividend, or make any other distribution, on any of those Voting Shares and any entitlement to a dividend or other distribution shall be forfeited;

6.1.4. the Corporation shall not send any form of proxy, information circular or financial statements of the Corporation or any other general communication from the Corporation to any person or company in respect of those Voting Shares; and

6.1.5. no person or company may exercise any other right or privilege ordinarily attached to those Voting Shares.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule "B" as a "suspension".) Notwithstanding the foregoing, a registered holder of suspended Voting Shares shall have the right to transfer those Voting Shares on any securities register of the Corporation on a basis that does not result in contravention of the share constraint.

6.2. The directors of the Corporation shall cancel any suspension of Voting Shares of a registered holder and reinstate the registered holder to the securities register of the Corporation for all purposes if they make a directors' determination that, following the cancellation and reinstatement, none of those Voting Shares will be beneficially owned, controlled or directed in contravention of the share constraint. For greater certainty, any reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the Voting Shares so reinstated, but subject to section 11.1, shall have no retroactive effect.

7. SALE

7.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, the Corporation may choose by directors' determination to sell, on behalf of the registered holder, the excess Voting Shares of that registered holder, without further notice to that registered holder, on the terms set out in this section 7 and section 9.

7.2. The Corporation may sell any excess Voting Shares in accordance with this section 7:

7.2.1. on the Toronto Stock Exchange; or

7.2.2. if the Voting Shares are not then listed on the Toronto Stock Exchange, on any other stock exchange or organized market on which the Voting Shares are then listed or traded as the directors of the Corporation may choose by directors' determination; or

7.2.3. if the Voting Shares are not then listed on any stock exchange or traded on any organized market, in any other manner as the directors of the Corporation may choose by directors' determination.

7.3. The net proceeds of sale of excess Voting Shares sold in accordance with this section 7 shall be the net proceeds after deduction of any commission, tax and other costs of sale (including, but limited to, the Corporation's reasonable legal fees).

7.4. The Corporation has the requisite legal power and authority for all purposes of a sale of excess Voting Shares in accordance with this section, as if it were the registered holder and beneficial owner of the Voting Shares being sold.

8. REDEMPTION

8.1. In the event of a shareholder default in respect of any registered holder of Voting Shares and in the event of a directors' determination either that the Corporation has used reasonable efforts to sell excess Voting Shares in accordance with section 7 but that the sale is impracticable or that it is likely that the sale would be contrary to the best interests of the Corporation, the Corporation may choose by directors' determination, subject to applicable law, to redeem the excess Voting Shares of the registered holder, without further notice to the registered holder, on the terms set out in this section 8 and section 9.

8.2. The redemption price paid by the Corporation to redeem any excess Voting Shares in accordance with this section 8 shall be:

8.2.1. the average of the closing prices per share of the Voting Shares on the Toronto Stock Exchange (or, if the Voting Shares are not then listed on the Toronto Stock Exchange or if the requisite trading of Voting Shares has not occurred on the Toronto Stock Exchange, any other stock exchange or any other organized market on which the requisite trading has occurred as the directors of the Corporation may choose by directors' determination) over the last 10 trading days on which at least one board lot of Voting Shares has traded on the Toronto Stock Exchange (or other stock exchange or other organized market) in the period ending on the trading day immediately preceding the redemption date; or

8.2.2. if the requisite trading of Voting Shares has not occurred on any stock exchange or other organized market, on any basis the directors of the Corporation may choose by directors' determination;

less any commission, tax and other costs of redemption (including, but not limited to, the Corporation's reasonable legal fees).

9. PROCEDURES RELATING TO SALE AND REDEMPTION

9.1. In the event of any sale or redemption of excess Voting Shares in accordance with sections 7 or 8, respectively, the net proceeds of sale or the redemption price; respectively, constitute trust funds and the Corporation shall deposit the funds in a special trust account in any bank or trust corporation in Canada selected by it. The Corporation may commingle the trust funds with other such trust funds. The amount of the deposit, together with any income earned thereon from the beginning of the month next following the date of the receipt by the Corporation of the proceeds of sale or redemption, less any taxes on the income and the reasonable costs of administration of the trust fund, shall be payable to the registered holder of the excess Voting Shares sold or redeemed on presentation and surrender by the registered holder to the Corporation or to the trust corporation to which the trust funds are transferred in accordance with section 9.6 of the certificate or certificates representing the excess Voting Shares if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent. A receipt signed by the registered holder shall be a complete discharge of the Corporation, or the trust corporation to which the trust funds are transferred in accordance with section 9.6, in respect of the trust funds and income earned on these trust funds paid to the registered holder.

9.2. From and after any deposit made under section 9.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess Voting Shares sold or redeemed, other than the right to obtain a certificate or other evidence of ownership representing the excess Voting Shares for the purpose only of tendering it to receive trust funds in respect of the excess Voting Shares sold or redeemed and to receive the trust funds on presentation and surrender of the certificate or certificates or other evidence of ownership satisfactory to the Corporation or its registrar and transfer agent representing the excess Voting Shares sold or redeemed.

9.3. If a part only of the Voting Shares represented by any certificate is sold or redeemed in accordance with section 7 or 8, respectively, the Corporation shall, on presentation and surrender of that certificate and at the expense and request of the registered holder, issue a new certificate representing the balance of the Voting Shares.

9.4. As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made under section 9.1, the Corporation shall send a notice to the registered holder of the excess Voting Shares sold or redeemed and the notice shall state:

9.4.1. that a specified number of Voting Shares has been sold or redeemed, as the case may be;

9.4.2. the amount of the net proceeds of sale or the redemption price, respectively;

9.4.3. the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale or the redemption price, respectively;

9.4.4. all other relevant particulars of the sale or redemption, respectively; and

9.4.5. that to receive the net proceeds of sale or the redemption price, the registered holder must present and surrender to the Corporation the certificate or certificates representing the excess Voting Shares so sold or redeemed if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent.

The accidental failure or omission to give the notice to the registered holder shall not affect the validity of the sale or redemption of Voting Shares completed in accordance with section 9.

9.5. For greater certainty, the Corporation may sell or redeem excess Voting Shares in accordance with section 7 or 8, respectively, despite the fact that the Corporation does not possess the certificate or certificates representing the excess Voting Shares at the time of the sale or redemption. If, in accordance with section 7, the Corporation sells excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares, the Corporation shall issue to the purchaser of such excess Voting Shares or its nominee a new certificate or certificates or other evidence of ownership representing the excess Voting Shares sold. If, in accordance with section 7 or section 8, the Corporation sells or redeems excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares and, after the sale or redemption, a person or company establishes that it is a bona fide purchaser of the excess Voting Shares sold or redeemed, then, subject to applicable law:

9.5.1. the excess Voting Shares beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by the Corporation, as the case may be, validly issued and outstanding Voting Shares in addition to the excess Voting Shares sold or redeemed; and

9.5.2. notwithstanding section 9.2, the Corporation is entitled to the trust funds deposited under section 9.2 and, in the case of a sale in accordance with section 7, shall add the amount of the deposit to the stated capital account for the class and series, if applicable, of Voting Shares issued.

9.6. The Corporation may transfer any trust fund established under this section 9 and its administration to a trust corporation in Canada registered as such under the laws of Canada, a province or a territory, and the Corporation is then discharged of all further liability in respect of the trust fund. The trust funds described in section 9.1 together with any income earned on the trust funds, less any taxes and reasonable costs of administration, that has not been claimed by the person or company entitled under section 9 to receive such proceeds of sale or redemption for a period of 10 years after the date of the sale or redemption is forfeited to the Ontario Crown.

10. EXCEPTIONS

10.1. Notwithstanding section 2, the share constraint does not apply in respect of Voting Shares that are held:

10.1.1. by one or more persons or companies acting in relation to the Voting Shares solely in their capacity as underwriters for the purpose of distributing the Voting Shares to the public;

10.1.2. by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Shares and does not otherwise exercise control or direction over such Voting Shares, but only in respect of such person or company or combination of persons or companies;

10.1.3. by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such shares by virtue of having realized on a security interest in the Voting Shares but who is in the process of disposing of the Voting Shares, for a reasonable period of time to be determined by a directors' determination to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Shares shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the share constraint; or

10.1.4. for greater certainty, by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

11. SAVING PROVISIONS

11.1. Notwithstanding any other provision of this Schedule "B":

11.1.1. the directors of the Corporation may choose by directors' determination to pay a dividend or to make any other distribution on Voting Shares that would otherwise be prohibited by any other provision of this Schedule "B" where there is a directors' determination that the contravention of the share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would be in the best interests of the Corporation to pay the dividend or make the distribution; and

11.1.2. where a dividend has not been paid or any other distribution has not been made on Voting Shares as a result of a directors' determination of a contravention of the share constraint, or where the amount of a dividend or any other distribution has been restored to the Corporation under subsection 4.3.2 as a result of a directors' determination of a contravention of the share constraint, the directors of the Corporation shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, respectively, if there is a subsequent directors' determination that no contravention occurred.

11.2. In the event that the Corporation suspends or redeems Voting Shares in accordance with section 6 or 8, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires Voting Shares, and the result of that action is that any person or company or any combination of persons or companies who, prior to that action, were not in contravention of the share constraint are, after that action, in contravention (the "Affected Shareholders"), then, notwithstanding any other provision of this Schedule "B",

11.2.1. subject to section 11.2.3, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Shares that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Shares will be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the share constraint, as determined by directors' determination;

11.2.2. the directors of the Corporation shall identify by directors' determination, the Affected Shareholders and the Corporation shall give written notice to each Affected Shareholder so identified, within fifteen (15) days of the directors' determination, of the fact that the Affected Shareholder is in contravention of the share constraint and is entitled to rely on the protection provided in section 11.2.1; and

11.2.3. the protection afforded to any Affected Shareholder in section 11.2.1 is effective from the date the Affected Shareholder is in contravention of the share constraint as a result of the actions of the Corporation described above, up to and including the date that is 180 days after that date.

The accidental failure or omission to give the notice referred to in section 11.2.2 to one or more of the Affected Shareholders shall not affect the validity of the provisions of this section 11.2.

11.3. Notwithstanding any other provision of this Schedule "B", a contravention of the share constraint shall have no consequences except those that are expressly provided for in this Schedule "B". For greater certainty but without limiting the generality of the foregoing:

11.3.1. no transfer, issue or ownership of, and no title to, Voting Shares;

11.3.2. no resolution of shareholders (except to the extent that the result is affected as a result of a directors' determination under subsection 4.3.1); and

11.3.3. no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the share constraint.

12. DIRECTORS' DETERMINATIONS

12.1. The directors of the Corporation shall have the sole right and authority to administer the provisions of this Schedule "B" and to make any determination required or contemplated under this Schedule "B". In so acting, the directors of the Corporation shall enjoy, in addition to the powers set out in this Schedule "B", all of the powers necessary or desirable, in their sole opinion, to carry out the intent and purpose of this Schedule "B" including, without limitation, the power to require:

12.1.1. the filing of a shareholder's declaration under section 13;

12.1.2. the production of all documents in the possession, power or control of the maker of the shareholder's declaration touching or concerning the subject of the shareholder's declaration, together with certification that such production has been made;

12.1.3. the response to such written interrogatories concerning the subject of the shareholder's declaration as the directors of the Corporation may determine to ask the maker of the shareholder's declaration; and

12.1.4. the attendance before the directors of the Corporation of the maker of the shareholder's declaration or such other persons or companies related thereto as the directors may determine, for the purpose of responding to questions from the directors of the Corporation concerning the subject of the shareholder's declaration.

12.2. In the event of a directors' determination that a person or company has failed to provide a complete, accurate and timely response to a request for information that the directors of the Corporation have made pursuant to their powers under section 12.1, the directors of the Corporation may draw an inference adverse to the interests of that person or company.

12.3. The directors of the Corporation shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Schedule "B" and, without limitation, if the directors of the Corporation consider that there are reasonable grounds for believing that a contravention of the share constraint has occurred or will occur, the directors of the Corporation shall make a determination with respect to the matter. All directors' determinations shall be conclusive, final and binding except to the extent modified by any subsequent directors' determination. Notwithstanding the foregoing, the directors of the Corporation may delegate, in whole or in part:

12.3.1. their power to make a directors' determination in respect of any particular matter to a committee of the board of directors of the Corporation; and

12.3.2. any of their other powers under this Schedule "B" in accordance with sections 127 and 133(a) of the OBCA.

12.4. In administering the provisions of this Schedule "B", including, without limitation in making any directors' determination required or contemplated under this Schedule "B", the directors of the Corporation shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise their business judgment. In this connection, the directors of the Corporation shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although the directors of the Corporation shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

12.5. The directors of the Corporation shall not be considered to be subject to a conflict of interest in administering the provisions of this Schedule "B" and there shall be no reasonable apprehension of bias by reason only that their own tenure as directors or officers of the Corporation could be affected directly or indirectly by a determination they are to make pursuant to the provisions of this Schedule 'B".

12.6. In administering the provisions of this Schedule "B", the directors of the Corporation may rely on any information on which the directors of the Corporation consider it reasonable to rely in the circumstances. Without limitation, the directors of the Corporation may rely upon any shareholder's declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

12.7. Provided that the directors of the Corporation have acted honestly and in good faith, no shareholder of the Corporation or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Schedule "B", and, for greater certainty, neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Schedule "B". To the extent that, in accordance with sections 12.1 or 12.3, any other person exercises the powers of the directors of the Corporation under these provisions, this section 12.7 applies *mutatis mutandis*.

12.8. Any directors' determination required or contemplated by this Schedule "B" shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted.

13. SHAREHOLDER'S DECLARATIONS

13.1. For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule "B", the directors of the Corporation may require that any registered holder or beneficial owner of Voting Shares, or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Share registered in the name of, or to have a share issued to, that person), file with the Corporation or its registrar and transfer agent a completed shareholder's declaration. The directors of the Corporation shall approve from time to time written guidelines with respect to the nature of the shareholder's declaration to be requested, the times at which shareholder's declarations are to be requested and any other relevant matters relating to shareholder's declarations.

13.2. A shareholder's declaration shall be in the form from time to time approved by the directors of the Corporation under section 13.1 and, without limitation, may be required to be in the form of a simple declaration in writing or a statutory declaration under the *Evidence Act* (Ontario). Without limitation, a shareholder's declaration may be required to contain information with respect to:

13.2.1. whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Shares or whether any other person or company is the beneficial owner of, or exercises control or direction over, those Voting Shares; and

13.2.2. whether the person or company is acting jointly or in concert with any other person or company, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

14. MISCELLANEOUS

14.1. The invalidity or unenforceability of any provision, in whole or in part, of this Schedule "B" for any reason shall not affect the validity or enforceability of any other provision or part thereof.

14.2. Subject to the OSA, the Regulation, the Ontario Orders, the Québec Orders and the Québec Undertakings, the directors of the Corporation may make, amend or repeal any rules or by-laws they deem necessary or appropriate to administer the share constraint.

14.3. In addition to dealing with registered holders of Voting Shares in the administration of the provisions of this Schedule "B", the directors of the Corporation and the Corporation may also deal with the beneficial owner of Voting Shares if the identity of the beneficial owner is known to the directors of the Corporation and the Corporation as a result of a directors' determination or otherwise.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2012/07/31

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

MAPLE GROUP ACQUISITION CORPORATION / CORPORATION D'ACQUISITION GROUPE MAPLE

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature)

Chief Executive Officer

(Description of Office)
(Fonction)

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services
Ontario

Ministère des Services gouvernementaux

Ontario Corporation Number
Numéro de la société en Ontario

2283189

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

AUGUST 01 AOÛT, 2012

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

MAPLE GROUP ACQUISITION CORPORATION / CORPORATION D'ACQUISITION GROUPE MAPLE

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2011/04/28

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are:
Nombre d'administrateurs :

minimum and maximum number of directors is/are:
nombres minimum et maximum d'administrateurs :

Number
Nombre

or
ou

minimum and maximum
minimum et maximum

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

(a) by deleting paragraph 7 of the Corporation's Articles in its entirety and replacing it with the attached Schedule "A";
(b) by adding the following to paragraph 8 of the Corporation's Articles:
The right to transfer securities of the Corporation is also restricted as set out in Schedule "B"; and
(c) by adding the attached Schedule "B" to paragraph 8 of the Corporation's Articles.

5. *Continued*

SCHEDULE "A"

PREFERENCE SHARES

Directors' Right to Issue One or More Series

The Preference Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form that series and shall, subject to limitations set out in the Articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preference Shares of that series, the whole subject to the filing with the Director (as defined in the Business Corporations Act (Ontario) (the "OBCA")) of Articles of Amendment containing a description of that series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

Ranking of the Preference Shares

The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Corporation, and shall be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation are not paid in full in respect of any series of the Preference Shares, the Preference Shares of all series shall participate rateably in respect of those dividends in accordance with the sums that would be payable on those shares if all of those dividends were declared and paid in full, and in respect of that return of capital in accordance with the sums that would be payable on that return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all of those claims, the claims of the holders of the Preference Shares with respect to return of capital shall be paid and satisfied first and any assets then remaining shall be applied towards the payment and satisfaction of claims in respect of dividends.

The Preference Shares of any series may also be given any other preference not inconsistent with the rights, privileges, restrictions and conditions attached to the Preference Shares as a class over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares as may be determined in the case of that series of Preference Shares.

Voting Rights

Except as referred to below or as required by law or unless provision is made in the Articles of the Corporation relating to any series of Preference Shares that the series is entitled to vote, the

5. *Continued*

holders of the Preference Shares shall not be entitled as such to receive notice of, to attend or vote at any meeting of the shareholders of the Corporation.

Amendment with Approval of Holders of the Preference Shares

The rights, privileges, restrictions and conditions attached to the Preference Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preference Shares given as specified below.

Approval of Holders of the Preference Shares

The approval of the holders of the Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preference Shares as a class or in respect of any other matter requiring the consent of the holders of the Preference Shares may be given in any manner as may then be required by law, subject to a minimum requirement that the approval be given by resolution signed by all the holders of the Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Preference Shares duly called and held for that purpose.

The formalities to be 'observed with respect to the giving of any notice of any meeting or any adjourned meeting, the quorum required for the meeting and the conduct of the meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the OBCA as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Preference Shares as a class, or at any joint meeting of the holders of two or more series of Preference Shares, each holder of Preference Shares entitled to vote at the meeting shall have one vote in respect of each $1.00 of the issue price of each Preference Share held, or if every series of Preference Shares is convertible into or exchangeable for Common Shares, each holder shall have one vote in respect of each Common Share into which that holder's Preference Shares are convertible or exchangeable.

COMMON SHARES

Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation except meetings at which only the holders of another class or series are entitled to vote separately as a class or series, and shall be entitled to one vote at all those meetings in respect of each Common Share held.

Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the holders of the Common Shares shall, at the discretion of the directors, be entitled to receive any dividends declared and payable by the Corporation on the Common Shares.

5. *Continued*

Liquidation, Dissolution or Winding-Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining assets of the Corporation.

SCHEDULE "B"
OWNERSHIP RESTRICTIONS

1. INTERPRETATION AND DEFINITIONS

1.1. In this Schedule "B":

1.1.1. The terms "**Commission**", "**company**" and "**person**" have the meanings given to those terms, respectively, in the *Securities Act* (Ontario) ("OSA"), as now enacted or as the same may be from time to time amended, varied, replaced, restated, re-enacted or supplemented.

1.1.2. The term "**control**" and the phrase "**acting jointly or in concert**" are to be interpreted in a manner that is consistent with the interpretation of that phrase as used in the OSA and Multilateral Instrument 62-104-*Respecting Take-over Bids and Issuer Bids*.

1.1.3. All terms other than those referred to in subsections 1.1.1 and 1.1.2 and which are not otherwise defined in this Schedule "B" have the meanings given to those terms in the OSA or the *Business Corporations Act* (Ontario) ("OBCA"), respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the OBCA, the definition contained in the OSA shall prevail.

1.1.4. Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

1.2. In this Schedule "B":

"**Autorité**" means Québec's Autorité des marchés financiers;

"**directors' determination, "as determined by the directors of the Corporation**" and similar expressions mean a determination made by the directors of the Corporation in accordance with section 12;

"**excess Voting Shares**" means Voting Shares beneficially owned or over which control or direction is exercised in contravention of the share constraint;

"**Ontario Order**" means the order of the Commission issued under section 21.11(4) of the OSA on July 4, 2012 *in the matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, (Act) and in the matter of Maple Group Acquisition Corporation and TMX Group Inc. and TSX Inc. and Alpha Trading Systems Limited Partnership, Alpha Trading Systems Inc., Alpha Market Services Inc. and Alpha Exchange Inc. and in the matter of Alberta Investment Management Corporation, Caisse de dépôt et placement du Québec, Canada Pension Plan Investment Board, CIBC World Markets Inc., Desjardins Financial Corporation, Dundee Capital Markets Inc., Fonds de solidarité des travailleurs du Québec (F.T.Q.), The Manufacturers Life Insurance Company,*

5. *Continued*

National Bank Financial & Co. Inc., Ontario Teachers' Pension Plan Board, Scotia Capital Inc. and TD Securities Inc., requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Québec Orders**" means AMF Decision No. 2012-PDG-0075, AMF Decision No. 2012-PDG-0078, AMF Decision No. 2012-PDG-0079 and AMF Decision No. 2012-PDG-0080, requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Québec Undertakings**" means the written undertakings dated April 30, 2012 given by the Corporation to the Autorité in support of the applications filed by the Corporation to obtain the Québec Orders, in which the Corporation agrees, among other things, that it is subject to restrictions on share ownership of the Corporation, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Regulation**" means Regulation 261/02 made pursuant to section 21.11(5) of the OSA prescribing the percentage ownership a person or company may own in TSX Inc., as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**sell-down notice**" has the meaning set out in section 5.1;

"**share constraint**" has the meaning set out in section 3.3;

"**shareholder default**" has the meaning set out in subsection 5.1.4;

"**shareholder's declaration**" means a declaration made in accordance with section 13;

"**suspension**" has the meaning set out in section 6.1 and "**suspend**", "**suspended**" and similar expressions have corresponding meanings; and

"**Voting Share**" means any share of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.3. For greater certainty, no person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Schedule "B" solely by reason that one of them has given the other the power to vote or direct the voting of Voting Shares of a class or series of Voting Shares at a meeting of the holders of that class or series under a revocable proxy where:

1.3.1. the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Shares of that class or series and in accordance with applicable law;

5. *Continued*

1.3.2. the proxy is solicited but no information circular is required to be issued under the OSA or the OBCA; or

1.3.3. the proxy is not solicited.

1.4. For the purposes of this Schedule "B":

1.4.1. where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Shares, the number of Voting Shares beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Shares beneficially owned or over which control or direction is exercised with those other persons or companies; and

1.4.2. references to shares "**of**" a person or company are to shares beneficially owned or over which control or direction is exercised by that person or company.

2. REGULATION

2.1. The Corporation has imposed the restrictions on the transfer and ownership of the Voting Shares set out in this Schedule "B" for the purposes of ensuring that the Corporation or any of its subsidiaries:

2.1.1. is not in breach of sections 21 and 21.11 of the OSA, the Ontario Orders, the Québec Orders or the Québec Undertakings;

2.1.2. may continue to be recognized by the Commission, the Autorité and other federal and provincial regulators to carry on business as a stock exchange in Ontario and Québec which recognition is necessary under the OSA and applicable Québec securities legislation for the Corporation or its subsidiaries to engage in its undertaking; and

2.1.3. may continue to be recognized, or exempted from any requirement to be recognized, by any securities regulatory authority as an exchange or self regulatory organization under applicable securities legislation, which is necessary to its undertaking.

2.2. In the event that the provisions of any of:

2.2.1. subsection 21.11(1) of the OSA, as modified from time to time by the Regulation or the Ontario Orders,

2.2.2. the Regulation and the Ontario Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, or

2.2.3. the Québec Undertakings and the Québec Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the "Amendments"), and those Amendments are inconsistent with this Schedule "B", those Amendments are deemed to be incorporated in this Schedule "B" from their effective date, without, for greater certainty, any approval by the shareholders, and those Amendments supersede the provisions of this Schedule "B" to the extent of the inconsistency.

2.3. On the date that the Corporation or any of its subsidiaries is not required to constrain the transfer or ownership of its shares for the purposes identified in section 2.1 or otherwise, this Schedule "B" shall be deemed to be deleted in its entirety from the Articles of the Corporation and shall be of no further force or effect as and from that date.

2.4. In the event that this Schedule "B" is amended as a result of modifications in other instruments as provided for in sections 2.2, 3.1 and 3.2 or is deemed to be deleted in accordance with section 2.3, the directors of the Corporation shall restate the Articles of Incorporation of the Corporation, as amended from time to time, to reflect the amendment or deletion within thirty (30) days of such amendment or deletion, without, for greater certainty, any approval by the shareholders. The Corporation shall give written notice of the restatement of Articles to each registered holder of shares of the Corporation as of the close of business on the effective date of the restatement, within fifteen (15) days of the effective date. The accidental failure or omission to give the notice to one or more of the holders shall not affect the validity of the provisions of this section 2.4.

3. SHARE CONSTRAINT

3.1. Without the prior approval of the Commission, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the OSA, the Regulation, or the Ontario Orders.

3.2. Without the prior approval of the Autorité, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the Québec Undertakings or the Québec Orders.

3.3. The prohibitions set out in sections 3.1 and 3.2 are referred to collectively in this Schedule "B" as the "**share constraint**". For greater certainty, in the event that, at any time, the level of ownership prescribed by the provisions of section 3.1 and section 3.2 is not identical, the directors shall have regard to the most stringent prohibition of section 3.1 and section 3.2 when making any directors' determination pursuant to this Schedule "B".

4. CONTRAVENTION OF THE SHARE CONSTRAINT

4.1. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the share constraint:

4.1.1. the Corporation shall not accept any subscription for Voting Shares from that person or company or any person or company forming part of that combination;

4.1.2. the Corporation shall not issue any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.3. the Corporation shall not register or otherwise recognize the transfer of any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.4. no person may, in person or by proxy, exercise the right to vote any of the Voting Shares of that person or company or any person or company forming part of that combination;

4.1.5. subject to section 11.1, the Corporation shall not declare or pay any dividend, and or make any other distribution:

4.1.5.1. on any excess Voting Shares of that person or company or any person or company forming part of such combination; or

4.1.5.2. if there is a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of such combination unless there is a directors' determination that it would be in the best interests of the Corporation to make the distribution in respect of some part or all of the non-excess Voting Shares;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6. the Corporation shall send a sell-down notice to the registered holder of the Voting Shares of that person or company or any person or company forming part of such combination.

4.2. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Shares, would be in contravention of the share constraint, the Corporation shall not:

4.2.1. accept the proposed subscription for Voting Shares from;

4.2.2. issue the proposed Voting Shares to; or

4.2.3. register or otherwise recognize the proposed transfer of any Voting Shares to;

that person or company or any person or company forming part of that combination.

4.3. In the event of a directors' determination that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the share constraint, the directors of the Corporation may, where there is a directors' determination that it would be in the best interests of the Corporation, also make a directors' determination that:

4.3.1. any votes cast, in person or by proxy during that period or at that time in respect of the Voting Shares of that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2. subject to section 11.1, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1. on the excess Voting Shares of that person or company and of each other person or company forming part of that combination; or

4.3.2.2. in the event of a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of that combination.

5. SELL-DOWN NOTICE

5.1. Any notice (a "sell-down notice") required to be sent to a registered holder of Voting Shares under subsection 4.1.6:

5.1.1. shall specify in reasonable detail, based on the information then available to the directors of the Corporation, the nature of the contravention of the share constraint, the number of Voting Shares determined to be excess Voting Shares and the consequences of the contravention specified in section 4;

5.1.2. shall request an initial or further shareholder's declaration;

5.1.3. shall specify a date, which shall be not less than 45 days after the date of the sell-down notice, by which the excess Voting Shares are to be sold or disposed of; and

5.1.4. shall state that unless the registered holder either:

5.1.4.1. sells or otherwise disposes of the excess Voting Shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the share constraint and provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation of that sale or other disposition; or

5.1.4.2. provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation that no sale or other disposition of excess Voting Shares is required;

that default (a "shareholder default") shall result in the consequence of suspension under section 6 and may result in the consequence of sale in accordance with section 7 or redemption in accordance with section 8, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

5.2. In the event that, following the sending of a sell-down notice, written evidence is submitted to the directors of the Corporation for purposes of subsection 5.1.4.2, the directors of the Corporation shall assess the evidence as soon as is reasonably practicable and shall give a second notice to the person or company submitting the evidence as soon as is reasonably practicable after receipt of the evidence stating whether the evidence has or has not satisfied the directors of the Corporation that no sale or other disposition of excess Voting Shares is required. If the evidence has satisfied the directors of the Corporation, the sell-down notice shall be cancelled and the second notice shall so state. If the evidence has not satisfied the directors of the Corporation, the second notice shall reiterate the statements required to be made in the sell-down notice under subsections 5.1.3 and 5.1.4. In either case, the 45 day period referred to in subsection 5.1.3 shall be automatically extended to the third business day following the date that the second notice is given if the date that the second notice is given is beyond the 45 day period.

6. SUSPENSION

6.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, then, without further notice to the registered holder:

6.1.1. all of the Voting Shares of the registered holder shall be deemed to be struck from the securities register of the Corporation;

6.1.2. no person or company may, in person or by proxy, exercise the right to vote any of those Voting Shares;

6.1.3. subject to section 11.1, the Corporation shall not declare or pay any dividend, or make any other distribution, on any of those Voting Shares and any entitlement to a dividend or other distribution shall be forfeited;

6.1.4. the Corporation shall not send any form of proxy, information circular or financial statements of the Corporation or any other general communication from the Corporation to any person or company in respect of those Voting Shares; and

6.1.5. no person or company may exercise any other right or privilege ordinarily attached to those Voting Shares.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule "B" as a "suspension".) Notwithstanding the foregoing, a registered holder of suspended Voting Shares shall have the right to transfer those Voting Shares on any securities register of the Corporation on a basis that does not result in contravention of the share constraint.

6.2. The directors of the Corporation shall cancel any suspension of Voting Shares of a registered holder and reinstate the registered holder to the securities register of the Corporation for all purposes if they make a directors' determination that, following the cancellation and reinstatement, none of those Voting Shares will be beneficially owned, controlled or directed in contravention of the share constraint. For greater certainty, any reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the Voting Shares so reinstated, but subject to section 11.1, shall have no retroactive effect.

7. **SALE**

7.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, the Corporation may choose by directors' determination to sell, on behalf of the registered holder, the excess Voting Shares of that registered holder, without further notice to that registered holder, on the terms set out in this section 7 and section 9.

7.2. The Corporation may sell any excess Voting Shares in accordance with this section 7:

7.2.1. on the Toronto Stock Exchange; or

7.2.2. if the Voting Shares are not then listed on the Toronto Stock Exchange, on any other stock exchange or organized market on which the Voting Shares are then listed or traded as the directors of the Corporation may choose by directors' determination; or

7.2.3. if the Voting Shares are not then listed on any stock exchange or traded on any organized market, in any other manner as the directors of the Corporation may choose by directors' determination.

7.3. The net proceeds of sale of excess Voting Shares sold in accordance with this section 7 shall be the net proceeds after deduction of any commission, tax and other costs of sale (including, but limited to, the Corporation's reasonable legal fees).

7.4. The Corporation has the requisite legal power and authority for all purposes of a sale of excess Voting Shares in accordance with this section, as if it were the registered holder and beneficial owner of the Voting Shares being sold.

8. REDEMPTION

8.1. In the event of a shareholder default in respect of any registered holder of Voting Shares and in the event of a directors' determination either that the Corporation has used reasonable efforts to sell excess Voting Shares in accordance with section 7 but that the sale is impracticable or that it is likely that the sale would be contrary to the best interests of the Corporation, the Corporation may choose by directors' determination, subject to applicable law, to redeem the excess Voting Shares of the registered holder, without further notice to the registered holder, on the terms set out in this section 8 and section 9.

8.2. The redemption price paid by the Corporation to redeem any excess Voting Shares in accordance with this section 8 shall be:

8.2.1. the average of the closing prices per share of the Voting Shares on the Toronto Stock Exchange (or, if the Voting Shares are not then listed on the Toronto Stock Exchange or if the requisite trading of Voting Shares has not occurred on the Toronto Stock Exchange, any other stock exchange or any other organized market on which the requisite trading has occurred as the directors of the Corporation may choose by directors' determination) over the last 10 trading days on which at least one board lot of Voting Shares has traded on the Toronto Stock Exchange (or other stock exchange or other organized market) in the period ending on the trading day immediately preceding the redemption date; or

8.2.2. if the requisite trading of Voting Shares has not occurred on any stock exchange or other organized market, on any basis the directors of the Corporation may choose by directors' determination;

less any commission, tax and other costs of redemption (including, but not limited to, the Corporation's reasonable legal fees).

9. PROCEDURES RELATING TO SALE AND REDEMPTION

9.1. In the event of any sale or redemption of excess Voting Shares in accordance with sections 7 or 8, respectively, the net proceeds of sale or the redemption price; respectively, constitute trust funds and the Corporation shall deposit the funds in a special trust account in any bank or trust corporation in Canada selected by it. The Corporation may commingle the trust funds with other such trust funds. The amount of the deposit, together with any income earned thereon from the beginning of the month next following the date of the receipt by the Corporation of the proceeds of sale or redemption, less any taxes on the income and the reasonable costs of administration of the trust fund, shall be payable to the registered holder of the excess Voting Shares sold or redeemed on presentation and surrender by the registered holder to the Corporation or to the trust corporation to which the trust funds are transferred in accordance with section 9.6 of the certificate or certificates representing the excess Voting Shares if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent. A receipt signed by the registered holder shall be a complete discharge of the Corporation, or the trust corporation to which the trust funds are transferred in accordance with section 9.6, in respect of the trust funds and income earned on these trust funds paid to the registered holder.

9.2. From and after any deposit made under section 9.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess Voting Shares sold or redeemed, other than the right to obtain a certificate or other evidence of ownership representing the excess Voting Shares for the purpose only of tendering it to receive trust funds in respect of the excess Voting Shares sold or redeemed and to receive the trust funds on presentation and surrender of the certificate or certificates or other evidence of ownership satisfactory to the Corporation or its registrar and transfer agent representing the excess Voting Shares sold or redeemed.

9.3. If a part only of the Voting Shares represented by any certificate is sold or redeemed in accordance with section 7 or 8, respectively, the Corporation shall, on presentation and surrender of that certificate and at the expense and request of the registered holder, issue a new certificate representing the balance of the Voting Shares.

9.4. As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made under section 9.1, the Corporation shall send a notice to the registered holder of the excess Voting Shares sold or redeemed and the notice shall state:

9.4.1. that a specified number of Voting Shares has been sold or redeemed, as the case may be;

9.4.2. the amount of the net proceeds of sale or the redemption price, respectively;

9.4.3. the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale or the redemption price, respectively;

9.4.4. all other relevant particulars of the sale or redemption, respectively; and

9.4.5. that to receive the net proceeds of sale or the redemption price, the registered holder must present and surrender to the Corporation the certificate or certificates representing the excess Voting Shares so sold or redeemed if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent.

The accidental failure or omission to give the notice to the registered holder shall not affect the validity of the sale or redemption of Voting Shares completed in accordance with section 9.

9.5. For greater certainty, the Corporation may sell or redeem excess Voting Shares in accordance with section 7 or 8, respectively, despite the fact that the Corporation does not possess the certificate or certificates representing the excess Voting Shares at the

5. *Continued*

time of the sale or redemption. If, in accordance with section 7, the Corporation sells excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares, the Corporation shall issue to the purchaser of such excess Voting Shares or its nominee a new certificate or certificates or other evidence of ownership representing the excess Voting Shares sold. If, in accordance with section 7 or section 8, the Corporation sells or redeems excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares and, after the sale or redemption, a person or company establishes that it is a bona fide purchaser of the excess Voting Shares sold or redeemed, then, subject to applicable law:

9.5.1. the excess Voting Shares beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by the Corporation, as the case may be, validly issued and outstanding Voting Shares in addition to the excess Voting Shares sold or redeemed; and

9.5.2. notwithstanding section 9.2, the Corporation is entitled to the trust funds deposited under section 9.2 and, in the case of a sale in accordance with section 7, shall add the amount of the deposit to the stated capital account for the class and series, if applicable, of Voting Shares issued.

9.6. The Corporation may transfer any trust fund established under this section 9 and its administration to a trust corporation in Canada registered as such under the laws of Canada, a province or a territory, and the Corporation is then discharged of all further liability in respect of the trust fund. The trust funds described in section 9.1 together with any income earned on the trust funds, less any taxes and reasonable costs of administration, that has not been claimed by the person or company entitled under section 9 to receive such proceeds of sale or redemption for a period of 10 years after the date of the sale or redemption is forfeited to the Ontario Crown.

10. EXCEPTIONS

10.1. Notwithstanding section 2, the share constraint does not apply in respect of Voting Shares that are held:

10.1.1. by one or more persons or companies acting in relation to the Voting Shares solely in their capacity as underwriters for the purpose of distributing the Voting Shares to the public;

10.1.2. by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Shares and does not otherwise exercise control or direction over such Voting Shares, but only in respect of such person or company or combination of persons or companies;

10.1.3. by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such shares by virtue of having realized on a security interest in the Voting Shares but who is in the process of disposing of the Voting Shares, for a reasonable period of time to be determined by a directors' determination to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Shares shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the share constraint; or

10.1.4. for greater certainty, by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

11. SAVING PROVISIONS

11.1. Notwithstanding any other provision of this Schedule "B":

11.1.1. the directors of the Corporation may choose by directors' determination to pay a dividend or to make any other distribution on Voting Shares that would otherwise be prohibited by any other provision of this Schedule "B" where there is a directors' determination that the contravention of the share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would be in the best interests of the Corporation to pay the dividend or make the distribution; and

11.1.2. where a dividend has not been paid or any other distribution has not been made on Voting Shares as a result of a directors' determination of a contravention of the share constraint, or where the amount of a dividend or any other distribution has been restored to the Corporation under subsection 4.3.2 as a result of a directors' determination of a contravention of the share constraint, the directors of the Corporation shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, respectively, if there is a subsequent directors' determination that no contravention occurred.

11.2. In the event that the Corporation suspends or redeems Voting Shares in accordance with section 6 or 8, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires Voting Shares, and the result of that action is that any person or company or any combination of persons or companies who, prior to that action, were not in contravention of the share constraint are, after that action, in contravention (the "Affected Shareholders"), then, notwithstanding any other provision of this Schedule "B",

11.2.1. subject to section 11.2.3, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Shares that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Shares will be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the share constraint, as determined by directors' determination;

11.2.2. the directors of the Corporation shall identify by directors' determination, the Affected Shareholders and the Corporation shall give written notice to each Affected Shareholder so identified, within fifteen (15) days of the directors' determination, of the fact that the Affected Shareholder is in contravention of the share constraint and is entitled to rely on the protection provided in section 11.2.1; and

11.2.3. the protection afforded to any Affected Shareholder in section 11.2.1 is effective from the date the Affected Shareholder is in contravention of the share constraint as a result of the actions of the Corporation described above, up to and including the date that is 180 days after that date.

The accidental failure or omission to give the notice referred to in section 11.2.2 to one or more of the Affected Shareholders shall not affect the validity of the provisions of this section 11.2.

11.3. Notwithstanding any other provision of this Schedule "B", a contravention of the share constraint shall have no consequences except those that are expressly provided for in this Schedule "B". For greater certainty but without limiting the generality of the foregoing:

11.3.1. no transfer, issue or ownership of, and no title to, Voting Shares;

11.3.2. no resolution of shareholders (except to the extent that the result is affected as a result of a directors' determination under subsection 4.3.1); and

11.3.3. no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the share constraint.

12. DIRECTORS' DETERMINATIONS

12.1. The directors of the Corporation shall have the sole right and authority to administer the provisions of this Schedule "B" and to make any determination required or contemplated under this Schedule "B". In so acting, the directors of the Corporation shall enjoy, in addition to the powers set out in this Schedule "B", all of the powers necessary or desirable, in their sole opinion, to carry out the intent and purpose of this Schedule "B" including, without limitation, the power to require:

12.1.1. the filing of a shareholder's declaration under section 13;

12.1.2. the production of all documents in the possession, power or control of the maker of the shareholder's declaration touching or concerning the subject of the shareholder's declaration, together with certification that such production has been made;

12.1.3. the response to such written interrogatories concerning the subject of the shareholder's declaration as the directors of the Corporation may determine to ask the maker of the shareholder's declaration; and

12.1.4. the attendance before the directors of the Corporation of the maker of the shareholder's declaration or such other persons or companies related thereto as the directors may determine, for the purpose of responding to questions from the directors of the Corporation concerning the subject of the shareholder's declaration.

12.2. In the event of a directors' determination that a person or company has failed to provide a complete, accurate and timely response to a request for information that the directors of the Corporation have made pursuant to their powers under section 12.1, the directors of the Corporation may draw an inference adverse to the interests of that person or company.

12.3. The directors of the Corporation shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Schedule "B" and, without limitation, if the directors of the Corporation consider that there are reasonable grounds for believing that a contravention of the share constraint has occurred or will occur, the directors of the Corporation shall make a determination with respect to the matter. All directors' determinations shall be conclusive, final and binding except to the extent modified by any subsequent directors' determination. Notwithstanding the foregoing, the directors of the Corporation may delegate, in whole or in part:

12.3.1. their power to make a directors' determination in respect of any particular matter to a committee of the board of directors of the Corporation; and

12.3.2. any of their other powers under this Schedule "B" in accordance with sections 127 and 133(a) of the OBCA.

12.4. In administering the provisions of this Schedule "B", including, without limitation in making any directors' determination required or contemplated under this Schedule "B", the directors of the Corporation shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise their business judgment. In this connection, the directors of the Corporation shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although the directors of the Corporation shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

12.5. The directors of the Corporation shall not be considered to be subject to a conflict of interest in administering the provisions of this Schedule "B" and there shall be no reasonable apprehension of bias by reason only that their own tenure as directors or

5. *Continued*

officers of the Corporation could be affected directly or indirectly by a determination they are to make pursuant to the provisions of this Schedule 'B".

12.6. In administering the provisions of this Schedule "B", the directors of the Corporation may rely on any information on which the directors of the Corporation consider it reasonable to rely in the circumstances. Without limitation, the directors of the Corporation may rely upon any shareholder's declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

12.7. Provided that the directors of the Corporation have acted honestly and in good faith, no shareholder of the Corporation or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Schedule "B", and, for greater certainty, neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Schedule "B". To the extent that, in accordance with sections 12.1 or 12.3, any other person exercises the powers of the directors of the Corporation under these provisions, this section 12.7 applies *mutatis mutandis*.

12.8. Any directors' determination required or contemplated by this Schedule "B" shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted.

13. SHAREHOLDER'S DECLARATIONS

13.1. For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule "B", the directors of the Corporation may require that any registered holder or beneficial owner of Voting Shares, or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Share registered in the name of, or to have a share issued to, that person), file with the Corporation or its registrar and transfer agent a completed shareholder's declaration. The directors of the Corporation shall approve from time to time written guidelines with respect to the nature of the shareholder's declaration to be requested, the times at which shareholder's declarations are to be requested and any other relevant matters relating to shareholder's declarations.

13.2. A shareholder's declaration shall be in the form from time to time approved by the directors of the Corporation under section 13.1 and, without limitation, may be required to be in the form of a simple declaration in writing or a statutory declaration under the *Evidence Act* (Ontario). Without limitation, a shareholder's declaration may be required to contain information with respect to:

13.2.1. whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Shares or whether any other person or company is the beneficial owner of, or exercises control or direction over, those Voting Shares; and

13.2.2. whether the person or company is acting jointly or in concert with any other person or company, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

14. MISCELLANEOUS

14.1. The invalidity or unenforceability of any provision, in whole or in part, of this Schedule "B" for any reason shall not affect the validity or enforceability of any other provision or part thereof.

14.2. Subject to the OSA, the Regulation, the Ontario Orders, the Québec Orders and the Québec Undertakings, the directors of the Corporation may make, amend or repeal any rules or by-laws they deem necessary or appropriate to administer the share constraint.

14.3. In addition to dealing with registered holders of Voting Shares in the administration of the provisions of this Schedule "B", the directors of the Corporation and the Corporation may also deal with the beneficial owner of Voting Shares if the identity of the beneficial owner is known to the directors of the Corporation and the Corporation as a result of a directors' determination or otherwise.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2012/07/31
(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

MAPLE GROUP ACQUISITION CORPORATION / CORPORATION D'ACQUISITION GROUPE MAPLE

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par: [signature]

(Signature)
(Signature)

Vice President and Corporate Secretary
(Description of Office)
(Fonction)

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services
Ontario

Ministère des Services gouvernementaux

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

MAY 13 MAI, 2011

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

2283189

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

2283189 ONTARIO INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

MAPLE GROUP ACQUISITION CORPORATION / CORPORATION D'ACQUISITION GROUPE MAPLE

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2011/04/28
(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are:
Nombre d'administrateurs :

minimum and maximum number of directors is/are:
nombres minimum et maximum d'administrateurs :

Number / Nombre	or / ou	minimum / minimum	maximum / maximum
		3	24

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

(a) by changing the name of the Corporation to Maple Group Acquisition Corporation / Corporation d'Acquisition Groupe Maple;
(b) by deleting paragraph 9 of the Articles of the Corporation in its entirety and by replacing it with the following:
"The Corporation may be legally designated by the English version of its name or the French version of its name."

(c) by deleting paragraph 3 of the Articles of the Corporation in its entirety and by replacing it with the following:

"A minimum of 3 directors and a maximum of 24 directors";

(d) by increasing the authorized capital of the Corporation by creating an unlimited number of Preference Shares, issuable in series;

(e) by deleting paragraph 6 of the Articles of the Corporation in its entirety and replacing it with the following:

(i) an unlimited number of shares to be designated as common shares; and
(ii) an unlimited number of shares to be designated as Preference Shares, issuable in series.

(f) by deleting paragraph 7 of the Corporation's Articles in its entirety and replacing it with the following:

1. PREFERENCE SHARES

1.1 Directors' Right to Issue One or More Series

The Preference Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form that series and shall, subject to limitations set out in the Articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preference Shares of that series, the whole subject to the filing with the Director (as defined in the Business Corporations Act (Ontario) (the "OBCA")) of Articles of Amendment containing a description of that series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

1.2 Ranking of the Preference Shares

1.2.1 The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Corporation, and shall be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

1.2.2 If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation are not paid in full in respect of any series of the Preference Shares, the Preference Shares of all series shall participate rateably in respect of those dividends in accordance with the sums that would be payable on those shares if all of those dividends were declared and paid in full, and in respect of that return of capital in accordance with the sums that would be payable on that return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all of those claims, the claims of the holders of the Preference Shares with respect to return of capital shall be paid and satisfied first and any assets then remaining shall be applied towards the payment and satisfaction of claims in respect of dividends.

1.2.3 The Preference Shares of any series may also be given any other preference not inconsistent with the rights, privileges, restrictions and conditions attached to the Preference Shares as a class over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares as may be determined in the case of that series of Preference Shares.

1.3 Voting Rights

Except as referred to below or as required by law or unless provision is made in the Articles of the Corporation relating to any series of Preference Shares that the series is entitled to vote, the holders of the Preference Shares shall not be entitled as such to receive notice of, to attend or vote at any meeting of the shareholders of the Corporation.

1.4 Amendment with Approval of Holders of the Preference Shares

The rights, privileges, restrictions and conditions attached to the Preference Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preference Shares given as specified below.

1.5 Approval of Holders of the Preference Shares

1.5.1 The approval of the holders of the Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preference Shares as a class or in respect of any other matter requiring the consent of the holders of the Preference Shares may be given in any manner as may then be required by law, subject to a minimum requirement that the approval be given by resolution signed by all the holders of the Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Preference Shares duly called and held for that purpose.

1.5.2 The formalities to be observed with respect to the giving of any notice of any meeting or any adjourned meeting, the quorum required for the meeting and the conduct of the meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the OBCA as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Preference Shares as a class, or at any joint meeting of the holders of two or more series of Preference Shares, each holder of Preference Shares entitled to vote at the meeting shall have one vote in respect of each $1.00 of the issue price of each Preference Share held, or if every series of Preference Shares is convertible into or exchangeable for Common Shares, each holder shall have one vote in respect of each Common Share into which that holder's Preference Shares are convertible or exchangeable.

2. COMMON SHARES

2.1 Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation except meetings at which only the holders of another class or series are entitled to vote separately as a class or series, and shall be entitled to one vote at all those meetings in respect of each Common Share held.

2.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the holders of the Common Shares shall, at the discretion of the directors, be entitled to receive any dividends declared and payable by the Corporation on the Common Shares.

2.3 Liquidation, Dissolution or Winding-Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining assets of the Corporation.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2011/05/13

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

2283189 ONTARIO INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature)

Steven M. Harris

Director

(Description of Office)
(Fonction)

Request ID: 013125094
Demande n°:
Transaction ID: 044208032
Transaction n°:
Category ID: CT
Catégorie:

Province of Ontario
Province de l'Ontario
Ministry of Government Services
Ministère des Services gouvernementaux

Date Report Produced: 2011/04/28
Document produit le:
Time Report Produced: 15:45:17
Imprimé à:

Certificate of Incorporation
Certificat de constitution

This is to certify that

Ceci certifie que

2283189 ONTARIO INC.

Ontario Corporation No.

Numéro matricule de la personne morale en Ontario

002283189

is a corporation incorporated, under the laws of the Province of Ontario.

est une société constituée aux termes des lois de la province de l'Ontario.

These articles of incorporation are effective on

Les présents statuts constitutifs entrent en vigueur le

APRIL 28 AVRIL, 2011

Director/Directrice
Business Corporations Act/Loi sur les sociétés par actions

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

FORM 1 — *FORMULE NUMÉRO 1*

BUSINESS CORPORATIONS ACT / *LOI SUR LES COMPAGNIES*

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

1. The name of the corporation is: — *Dénomination sociale de la compagnie:*
   2283189 ONTARIO INC.

2. The address of the registered office is: — *Adresse du siège social:*

   100 KING STREET WEST, Suite 4400
   1 FIRST CANADIAN PLACE
   (Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
   (Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureau, numéro du bureau)

   TORONTO ONTARIO
   CANADA M5X 1B1
   (Name of Municipality or Post Office) (Postal Code/*Code postal*)
   (Nom de la municipalité ou du bureau de poste)

3. Number (or minimum and maximum number) of directors is: — *Nombre (ou nombres minimal et maximal) d'administrateurs:*
   Minimum 1 Maximum 10

4. The first director(s) is/are: — *Premier(s) administrateur(s):*

First name, initials and surname *Prénom, initiales et nom de famille* Address for service, giving Street & No. or R.R. No., Municipality and Postal Code *Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal*	Resident Canadian State Yes or No *Résident Canadien Oui/Non*
* STEVEN M. HARRIS 100 KING STREET WEST Suite 4400 TORONTO ONTARIO CANADA M5X 1B1	YES

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

5. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

None.

6. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre:

One class of shares in an unlimited number to be designated as common shares.

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

7. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions que peut être émise en série:

1. Dividends

1.1 The holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2. Dissolution

2.1 In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

3. Voting Rights

3.1 The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation.

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

8. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

The right to transfer securities of the Corporation (other than debt securities that are not convertible into shares of the Corporation) shall be restricted in that no holder of such securities shall be entitled to transfer any such securities without either:

(a) if the transfer of such securities is restricted by any security holders' agreement, complying with such restrictions in such agreement; or

(b) if there are no such restrictions, either:

(i) the express sanction of the holders of more than 50% of the voting shares of the Corporation for the time being outstanding expressed by a resolution passed at a meeting of the shareholders or by an instrument or instruments in writing signed by the holders of more than 50% of such shares; or

(ii) the express sanction of the directors of the Corporation expressed by a resolution passed by the votes of a majority of the directors of the Corporation at a meeting of the board of directors or signed by all of the directors entitled to vote on that resolution at a meeting of directors.

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

9. Other provisions, (if any, are):
Autres dispositions, s'il y a lieu:

None.

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

10. The names and addresses of the incorporators are
Nom et adresse des fondateurs

First name, initials and last name or corporate name
Prénom, initiale et nom de famille ou dénomination sociale

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code
Domicile élu, adresse du siège social au adresse de l'établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

* STEVEN M. HARRIS

100 KING STREET WEST Suite 4400

TORONTO ONTARIO
CANADA M5X 1B1

AMENDED AND RESTATED BY –LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of

MAPLE GROUP ACQUISITION CORPORATION
(or Corporation d'Acquisition Groupe Maple)

TABLE OF CONTENTS

BE IT ENACTED as a by-law of the Corporation effective July 31, 2012 as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions.

(1) In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Business Corporations Act, R.S.O. 1990, c. B.16* and any statute that may be substituted therefor, as from time to time amended, and includes the regulations thereunder from time to time.

"affiliate" shall have the meaning ascribed thereto under the Securities Act.

"appoint" includes "elect" and vice versa.

"Articles" means the articles on which is endorsed the certificate of incorporation of the Corporation, as from time to time amended or restated.

"associate" shall have the meaning ascribed thereto under the Securities Act.

"board" means the board of directors of the Corporation and "director" means a member of the board.

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect.

"cheque" includes a draft.

"Commission" means the Ontario Securities Commission or any successor thereto.

"Corporation" means the corporation incorporated under the Act on April 28, 2011 by the said certificate endorsed on the Articles and named Maple Group Acquisition Corporation (or, in French, Corporation d'Acquisition Groupe Maple).

"day" means a clear day and a period of days shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday.

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders.

"person" means an individual, partnership, unincorporated organization, association or syndicate, trust, trustee, executor, administrator, or other legal representative.

"recorded address" means in the case of a shareholder, the shareholder's address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; in the case of an officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation; and, in the case of a director, his or her latest address as recorded in the records of the Corporation or in the most recent notice filed under the *Corporations Information Act, R.S.O.* 1990, c. C.39, whichever is the more current.

"Securities Act" means the *Securities Act, R.S.O. 1990, c. S.5* and any statute that may be substituted therefor, as from time to time amended, and includes the regulations, rules and orders issued thereunder from time to time.

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to Section 2.4.

(1) Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders.

(2) The division of this by-law into separate articles, sections, subsections and clauses, the provision of a table of contents and index thereto, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this by-law.

(3) All times mentioned in this by-law shall be local time in Toronto on the date concerned, unless the subject matter or context otherwise requires.

ARTICLE 2
BUSINESS OF THE CORPORATION

Section 2.1 Registered Office.

Until changed in accordance with the Act, the registered office of the Corporation shall be in the municipality or geographic township within Ontario initially specified in the Articles.

Section 2.2 Corporate Seal.

Until changed by the board, the corporate seal of the Corporation shall be in the form impressed hereon.

Section 2.3 Financial Year.

Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

Section 2.4 Execution of Instruments.

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one officer or director of the Corporation. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

Section 2.5 Banking Arrangements.

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

Section 2.6 Voting Rights In Other Bodies Corporate.

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

Section 2.7 Divisions.

The board may cause the business and operations of the Corporation or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the board may consider appropriate in each case. From time to time the board or, if authorized by the board, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a) *Sub-Division and Consolidation.* The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) *Name.* The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(c) *Officers.* The appointment of officers for any such division or subunit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

ARTICLE 3
DIRECTORS

Section 3.1 Number of Directors and Quorum.

Until changed in accordance with the Act the board shall consist of such number of directors within the minimum and maximum number of directors provided for in the Articles as is determined by special resolution or, if such special resolution empowers the board to determine the number, by a resolution of the board. Subject to the Act, the quorum for the transaction of business at any meeting of the board shall consist of two-thirds of the number of directors determined in the manner set forth above or such other number of directors as the board may from time to time determine, including two directors who satisfy the criteria for public venture expertise set out in the undertakings of the Corporation to the British Columbia Securities Commission and the Alberta Securities Commission dated July 31, 2012 (as the same may be amended, supplemented or replaced from time to time). If the Corporation has fewer than three directors, all directors must be present to constitute a quorum.

Section 3.2 Action by the Board.

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to the Act, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

Section 3.3 Meeting by Telephone.

Subject to the Act, if all the directors of the Corporation present at or participating in a meeting consent, a meeting of the board or of a committee of the board may be held by means of telephone, electronic or other communication facilities, and a director participating in such a meeting by such means is deemed for the purposes of the Act to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

Section 3.4 Place of Meetings.

Meetings of the board may be held at any place within or outside Ontario and, in any financial year of the Corporation, a majority of the meetings of the board need not be held in Canada.

Section 3.5 Calling of Meetings.

Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, or any two directors may determine.

Section 3.6 Notice of Meeting.

Notice of the time and place of each meeting of the board shall be given in the manner provided in Section 10.1 to each director not less than forty-eight hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may in any manner and at any time waive a notice of or otherwise consent to a meeting of the board and, subject to the Act, attendance of a director at a meeting of the board is a waiver of notice of the meeting.

Section 3.7 First Meeting of New Board.

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

Section 3.8 Adjourned Meeting.

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

Section 3.9 Regular Meetings.

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

Section 3.10 Chair of Meetings of the Board.

The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the board, vice-chair of the board, the chief executive officer or the president. If no such officer is present, the directors present shall choose one of their number to be chair.

Section 3.11 Votes to Govern.

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

Section 3.12 Conflict of Interest.

Directors and officers of the Corporation shall comply with the conflict of interest provisions in the Act.

Section 3.13 Remuneration and Expenses.

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

Section 3.14 Applicable Legislation.

For greater certainty, the provisions of this Article 3 are subject to any applicable law relating to the board, including without limitation the Securities Act.

ARTICLE 4
COMMITTEES

Section 4.1 Committees of the Board.

The board may appoint from their number one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

Section 4.2 Transaction of Business.

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.4.

Section 4.3 Advisory Bodies.

The board may from time to time appoint such advisory bodies as it may deem advisable.

Section 4.4 Procedure.

Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chair, and to regulate its procedure.

ARTICLE 5
OFFICERS

Section 5.1 Appointment.

The board may from time to time appoint a chair of the board, a vice-chair of the board, chief executive officer, one or more presidents (to which title may be added words indicating seniority or function), one or more vice-presidents (to which title may be added words indicating seniority or function), a chief financial officer, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act and the Securities Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 5.2, an officer may but need not be a director and one person may hold more than one office.

Section 5.2 Chair and Vice-Chair of the Board.

The board may from time to time appoint a chair of the board and a vice-chair of the board who shall be directors and may not be chief executive officer. If appointed, the board may assign to them any of the powers and duties that are by any provisions of this by-law assigned to the chief executive officer, and they shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chair of the board, his or her duties shall be performed and his or her powers exercised by the vice-chair of the board.

Section 5.3 Chief Executive Officer.

The board may from time to time appoint a chief executive officer. If appointed, he or she shall, subject to the authority of the board, have general supervision of the business and affairs of the Corporation; and he or she shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

Section 5.4 President.

A president shall have such powers and duties as the board may specify.

Section 5.5 Vice-President.

A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

Section 5.6 Chief Financial Officer.

The chief financial officer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as chief financial officer and of the financial position of the Corporation; and he or she shall have such other powers and duties as the board or the chief executive officer may specify.

Section 5.7 Secretary.

The secretary shall attend and be the secretary of all meetings of the board (or arrange for another individual to so act), shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he or she shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents, and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board or the chief executive officer may specify.

Section 5.8 Treasurer.

The treasurer shall have such powers and duties as the board or the chief executive officer may specify.

Section 5.9 Powers and Duties of Other Officers.

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

Section 5.10 Variation of Powers and Duties.

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

Section 5.11 Term of Office.

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract with the Corporation. Otherwise each officer appointed by the board shall hold office until his or her successor is appointed, or until his or her earlier resignation.

Section 5.12 Terms of Employment and Remuneration.

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time or by a committee of the board appointed for that purpose.

Section 5.13 Agents and Attorneys.

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit, subject to the provisions of the Act.

ARTICLE 6
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 6.1 Limitation of Liability.

Every director and officer of the Corporation in exercising his powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, neglects or defaults of any other director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or any other applicable law or from liability for any breach thereof.

Section 6.2 Indemnity.

(a) Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(i) He or she acted honestly and in good faith with a view to the best interests of the Corporation; and

(ii) In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(b) The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3 Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 for such liabilities and in such amounts as the board may from time to time determine and as are permitted by the Act.

ARTICLE 7
SHARES

Section 7.1 Allotment of Shares.

Subject to the Securities Act, the Act and the Articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

Section 7.2 Commissions.

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

Section 7.3 Registration of a Share Transfer.

The registration of any transfer of shares is subject to the satisfaction of any restrictions on transfer contained in the Articles and on compliance with any applicable legislation, including the Securities Act.

Section 7.4 Transfer Agents.

The board may from time to time appoint, for each class of securities and warrants issued by the Corporation, (a) a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers and (b) a registrar, trustee or agent to maintain a record of issued security certificates and warrants, and, subject to the Act, one person may be appointed for the purposes of both clauses (a) and (b) above in respect of all securities and warrants of the Corporation or any class or classes, thereof. The board may at any time terminate such appointment.

Section 7.5 Non-Recognition of Trusts.

Subject to the provisions of the Act and the Articles, the Corporation may treat the registered holder of a share as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

Section 7.6 Share Certificates.

Subject to the Articles, every shareholder is entitled upon request to a share certificate in respect of the shares held by the shareholder that complies with this Act or to a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by the shareholder.

If a share certificate contains a printed or mechanically reproduced signature of a person as permitted by the Act, the Corporation may issue the share certificate notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if the person were a director or an officer at the date of its issue.

Section 7.7 Replacement of Share Certificates.

The board or any officer or agent designated by the board may in its or his or her discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken on payment of such reasonable fees and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 7.8 Joint Shareholders.

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

Section 7.9 Deceased Shareholders.

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof, except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

Section 7.10 Applicable Legislation

For greater certainty, the provisions of this Article 8 are subject to any applicable legislation relating to the shares of the Corporation, including without limitation the Securities Act.

ARTICLE 8
DIVIDENDS AND RIGHTS

Section 8.1 Dividends.

Subject to the provisions of the Act and the Articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. The board may if it sees fit establish a dividend policy from time to time.

Section 8.2 Dividend Cheques.

A dividend payable in money may be paid by cheque drawn on the Corporation's bankers or one of them, subject to the provisions of the Articles, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the registered holder's recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

Section 8.3 Non-Receipt of Cheques.

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 8.4 Unclaimed Dividends.

Subject to applicable law and the Articles, any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 9
MEETINGS OF SHAREHOLDERS

Section 9.1 Annual Meetings.

The annual meeting of shareholders shall be held at such time in each year and, subject to Section 9.3, at such place as the board, the chair of the board, the vice-chair of the board, chief executive officer or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor (unless the Corporation is exempted under the Act from appointing an auditor), and for the transaction of such other business as may properly be brought before the meeting.

Section 9.2 Special Meetings.

The board, the chair of the board, the vice-chair of the board, the chief executive officer or the president shall have power to call a special meeting of shareholders at any time.

Section 9.3 Place of Meetings.

Subject to the Act and the Articles, meetings of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

Section 9.4 Electronic Meetings.

A meeting of shareholders may be held by telephonic or electronic means and a shareholder, or a proxyholder or a shareholder's representative appointed in accordance with these by-laws, who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.

Section 9.5 Chair, Secretary and Scrutineers.

The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, vice-chair of the board, the chief executive officer or the president. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose by vote one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

Section 9.6 Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or bylaws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

Section 9.7 Quorum.

Subject to the Act and to Section 9.13, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a, shareholder entitled to vote thereat or a duly appointed proxyholder or representative for an absent shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

Section 9.8 Proxyholders and Representatives.

(1) Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to act as the shareholder's representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in such form as may be prescribed from time to time by the directors or in such other form as the chair of the meeting may accept and as complies with all applicable laws and regulations.

(2) Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder.

(3) Alternatively, an executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of his or her appointment, shall represent the shares in his, her or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of this by-law respecting joint shareholders shall apply.

Section 9.9 Joint Shareholders.

If two or more persons hold shares jointly, any one of them present or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

Section 9.10 Votes to Govern.

At any meeting of shareholders every question shall, unless otherwise required by the Act, the Articles, the by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

Section 9.11 Adjournment.

The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and place to place. If a meeting of shareholders is adjourned for less than thirty days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

Section 9.12 Resolution in Writing.

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act.

Section 9.13 Only One Shareholder.

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

ARTICLE 10
NOTICES

Section 10.1 Method of Giving Notices.

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered, or served) pursuant to the Act, the regulations thereunder, the Articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given; or if delivered to the person's recorded address; or if mailed to the person at the person's recorded address by prepaid ordinary or air mail; or if sent to the person at the person's recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and deemed to have been received on the fifth day after mailing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

Section 10.2 Notice to Joint Holders.

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

Section 10.3 Undelivered Notices.

If any notice given to a shareholder pursuant to Section 10.1 is returned on three consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

Section 10.4 Omissions and Errors.

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 10.5 Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer (subject to the Articles, the Securities Act and the Act), death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom the shareholder derives title to such share prior to the shareholder's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which the shareholder became so entitled) and prior to the shareholder furnishing to the Corporation the proof of authority or evidence of the shareholder's entitlement prescribed by the Act.

ARTICLE 11
VARIOUS

Section 11.1 Exchange of Information, Agreements.

The Corporation may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

The Corporation may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

Section 11.2 Subject to Applicable Laws.

The provisions of this by-law are subject to any applicable legislation, including without limitation the Securities Act.


BOX
OPTIONS

Exhibit C-4 – TMX Group Inc. Articles of Incorporation and By-Laws

TMX Group Inc. Articles of Arrangement 13Sept12.pdf

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services
Ontario

Ministère des Services gouvernementaux

Ontario Corporation Number
Numéro de la société en Ontario

1539502

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

SEPTEMBER 1 3 SEPTEMBRE, 2012

K. [signature]
Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 8
Business Corporations Act

Formule 8
Loi sur les sociétés par actions

ARTICLES OF ARRANGEMENT
STATUTS D'ARRANGEMENT

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

T M X G R O U P I N C . / G R O U P E T M X I N C .

2. The new name of the corporation if changed by the arrangement: (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société si elle est modifiée par suite de l'arrangement :
(Écrire en LETTRES MAJUSCULES SEULEMENT)



3. Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :
2002-08-23
Year, Month, Day / année, mois, jour

4. The arrangement has been approved by the shareholders of the corporation in accordance with section 182 of the *Business Corporation Act*. / Les actionnaires de la société ont approuvé l'arrangement conformément à l'article 182 de la *Loi sur les sociétés par actions*.

5. A copy of the arrangement is attached to these articles as Exhibit "A" / Une copie de l'arrangement constitute l'annexe «A».

6. The arrangement was approved by the court on / La cour a approuvé l'arrangement le
2012-09-13
Year, Month, Day / année, mois, jour

and a certified copy of the Order of the court is attached to these articles as Exhibit "B". / Une copie certifiée conforme de l'ordonnance de la cour constitue l'annexe «B».

7. The terms and conditions to which the scheme is made subject by the Order have been complied with.
Les conditions que l'ordonnance impose au projet d'arrangement ont été respectées.

These articles are signed in duplicate. / Les présents statuts sont signés en double exemplaire.

TMX Group Inc./Groupe TMX Inc.
Name of Corporation / Dénomination sociale de la société

By/
Par : [signature]
Signature / Signature

Senior Vice President, Group Head of Legal and Business Affairs
Description of Office / Fonctions

"Exhibit A"

SUBSEQUENT PLAN OF ARRANGEMENT
UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires:

"**Arrangement**" means the arrangement of TMX Group under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 of the Support Agreement or Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both TMX Group and Maple, each acting reasonably);

"**Arrangement Consideration**" means one Maple Share for each TMX Group Share to be received by each TMX Group Shareholder (other than Maple and a Dissenting Shareholder) pursuant to Section 2.2;

"**Arrangement Resolution**" means the special resolution of the TMX Group Shareholders approving the Plan of Arrangement which is to be considered at the TMX Group Meeting substantially in the form of Schedule B to the Support Agreement;

"**Articles of Arrangement**" means the articles of arrangement of TMX Group in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall be in form and content satisfactory to TMX Group and Maple, each acting reasonably;

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

"**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Director pursuant to Section 183(2) of the OBCA in respect of the Articles of Arrangement;

"**Court**" means the Ontario Superior Court of Justice (Commercial List);

"**Depositary**" means CIBC Mellon Trust Company at its offices set out in the Letter of Transmittal Form;

"**Director**" means the Director appointed pursuant to Section 278 of the OBCA;

"**Dissent Rights**" has the meaning ascribed thereto in Section 3.1;

"**Dissenting Shareholder**" means a holder of TMX Group Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

"**Effective Date**" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date;

"**Final Order**" means the final order of the Court pursuant to Section 182(5) of the OBCA, in a form acceptable to TMX Group and Maple, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both TMX Group and Maple, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both TMX Group and Maple, each acting reasonably) on appeal;

"**Governmental Entity**" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including TSX; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holders**" means, when used with reference to any shares or TMX Group Options, the holders of such shares or TMX Group Options, respectively, shown from time to time in the register maintained by or on behalf of the applicable corporation in respect thereof;

"**IFRS**" means International Financial Reporting Standards;

"**Interim Order**" means the interim order of the Court contemplated by Section 3.2 of the Support Agreement and made pursuant to Section 182(5) of the OBCA, in a form acceptable to TMX Group and Maple, each acting reasonably;

"**Letter of Transmittal Form**" means the letter of transmittal form for use by TMX Group Shareholders with respect to the Arrangement;

"**Maple**" means TMX Group Limited (formerly, Maple Group Acquisition Corporation), a corporation existing under the laws of the Province of Ontario;

"**Maple Offer**" means the offer by Maple to acquire TMX Group Shares pursuant to the take-over bid circular of Maple dated June 10, 2011, as amended, extended or varied from time to time;

"**Maple Shares**" means the common shares in the authorized share capital of Maple;

"**OBCA**" means the *Business Corporations Act* (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"**Option Exchange Ratio**" means the fair market value of a TMX Group Share immediately prior to the exchange of TMX Group Options for Replacement Maple Options divided by the fair market value of a Maple Share immediately after the exchange of TMX Group Options for Replacement Maple Options, with the fair market value in each case to be determined by Maple and TMX Group, acting reasonably;

"**Person**" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"**Plan of Arrangement**", "**hereof**", "**hereunder**" and similar expressions means this Plan of Arrangement and includes any agreement or instrument supplementary or ancillary hereto;

"**Replacement Maple Option**" has the meaning ascribed thereto in Section 2.2(b);

"**Support Agreement**" means the support agreement dated as of October 30, 2011 between Maple and TMX Group, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"**TMX Group**" means TMX Group Inc., a corporation existing under the laws of the Province of Ontario;

"**TMX Group Meeting**" means the special meeting of TMX Group Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"**TMX Group Options**" means the outstanding options to purchase TMX Group Shares granted under the TMX Group Share Option Plan and the outstanding replacement options to purchase TMX Group Shares granted to Montréal Exchange Inc. optionees pursuant to TMX Group's combination with Montréal Exchange Inc. on May 1, 2008;

"**TMX Group Share Option Plan**" means TMX Group's share option plan dated April 25, 2007, as amended;

"**TMX Group Shareholders**" means the holders of TMX Group Shares;

"**TMX Group Shares**" means the common shares in the authorized share capital of TMX Group; and

"**TSX**" means Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph, Schedule or Exhibit by number or letter or both refer to the Article, Section, subsection, paragraph, Schedule or Exhibit respectively, bearing that designation in this Plan of Arrangement.

1.3 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.6 Accounting Matters

Unless otherwise stated, all accounting terms used in this Plan of Arrangement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in accordance with IFRS consistently applied.

ARTICLE 2
ARRANGEMENT

2.1 Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) TMX Group and Maple; (ii) all holders and all beneficial owners of TMX Group Shares, TMX Group Options and Replacement Maple Options; (iii) all holders and all beneficial owners of Maple Shares received in exchange for TMX Group Shares or on the exercise of Replacement Maple Options; (iv) the transfer agent in respect of the TMX Group Shares; and (vi) the Depositary.

2.2 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) each TMX Group Share held by a TMX Group Shareholder (other than Maple and Dissenting Shareholders) shall be transferred to and acquired by Maple, free and clear of all liens, charges, claims and encumbrances, in consideration for the Arrangement Consideration, and upon the transfer of each such TMX Group Share from a TMX Group Shareholder to Maple pursuant to this Section 2.2(a):

(i) each such holder shall cease to be a holder of the TMX Group Shares so transferred and the name of such holder shall be removed from the register of holders of TMX Group Shares as it relates to the TMX Group Shares so transferred;

(ii) Maple shall become the sole legal and beneficial owner of the TMX Group Shares so transferred and shall be added to the register of holders of TMX Group Shares; and

(iii) Maple shall allot and issue to such holder the number of Maple Shares issuable to such holder pursuant to this Section 2.2(a) and the name of such holder shall be added to the register of holders of Maple Shares;

(b) subject to applicable laws and regulatory requirements, each TMX Group Option that is outstanding and has not been exchanged in accordance with the Support Agreement or duly exercised prior to the Effective Time shall be exchanged for an option (each, a "**Replacement Maple Option**") to purchase from Maple the number of Maple Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of TMX Group Shares subject to such TMX Group Options immediately prior to Effective Time. Such Maple Replacement Option shall provide for an exercise price per Maple Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per TMX Group Share pursuant to such TMX Group Option; divided by (y) the Option Exchange Ratio. For greater certainty, it is the intention that the conditions for a tax-deferred exchange set forth in subsection 7(1.4) of the Tax Act are satisfied in respect of the exchange contemplated in this Section 2.2(b). The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of the Replacement Maple Option will be the same as the TMX Group Option for which it is exchanged, and any document or agreement previously evidencing a TMX Group Option shall from and after the exchange evidence and be deemed to evidence the Replacement Maple Option; and

(c) each TMX Group Share held by a Dissenting Shareholder shall be transferred to and acquired by Maple, free and clear of all liens, charges, claims and encumbrances, and, in exchange therefore, each holder shall have the right to be paid fair value in accordance with Article 3.

2.3 Adjustments to Consideration Payable

The amounts payable to holders of TMX Group Shares in the form of the Arrangement Consideration shall be adjusted to reflect fully the effect of any stock or share split, reverse split, stock or share dividend (including any return of capital, dividend, or distribution of securities convertible into Maple Shares or TMX Group Shares, other than stock or share dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Maple Shares or TMX Group Shares occurring after the date of the Support Agreement and prior to the Effective Time.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent

Holders of TMX Group Shares who did not deposit their TMX Group Shares under the Maple Offer may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 185 of the OBCA and this Section 3.1 (the "**Dissent Rights**") in connection with the Arrangement; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by TMX Group not later than 5:00 p.m. (Toronto time) on the Business Day preceding the TMX Group Meeting. Holders of TMX Group Shares who duly exercise such rights of dissent and who:

(a) are ultimately determined to be entitled to be paid fair value for their TMX Group Shares, shall be deemed to have transferred such TMX Group Shares to Maple pursuant to Section 2.2(c), to the extent the fair value therefor is paid by Maple, without any further act or formality, and free and clear of all liens, claims and encumbrances and Maple shall be recorded as the registered holder of such TMX Group Shares and shall be deemed to be the legal and beneficial owner thereof, or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their TMX Group Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of TMX Group Shares and shall receive the Arrangement Consideration in exchange for their TMX Group Shares,

but in no case shall Maple, the Depositary or any other Person be required to recognize such Dissenting Shareholders as holders of TMX Group Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the registers of holders of TMX Group Shares at the Effective Time. No TMX Group Shareholder shall be permitted to withdraw such holder's dissent without the prior written consent of Maple.

ARTICLE 4
CERTIFICATES AND FRACTIONAL SHARES

4.1 Issuance of Consideration

At or promptly after the Effective Time, Maple shall deposit with the Depositary, for the benefit of the holders of TMX Group Shares who will receive the Arrangement Consideration in connection with the Arrangement the certificates representing that number of whole Maple Shares to be delivered pursuant to Section 2.2(a). Upon surrender to the

Depositary for cancellation of a certificate which immediately prior to the Effective Time represented TMX Group Shares which were exchanged for the Arrangement Consideration under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the TMX Group Shares under the OBCA and the bylaws of TMX Group, as applicable, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder (less any amounts withheld pursuant to Section 4.6), a certificate representing that number (rounded down to the nearest whole number) of Maple Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.2), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of TMX Group Shares which was not registered in the transfer records of TMX Group, a certificate representing the proper number of Maple Shares may, subject to Section 2.2, be issued to the transferee if the certificate, which immediately prior to the Effective Time represented TMX Group Shares that were exchanged for the Arrangement Consideration under the Arrangement, is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding TMX Group Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (less any amounts withheld pursuant to Section 4.6), (i) the certificate representing Maple Shares as contemplated by this Section 4.1 and (ii) on the appropriate payment date, any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Maple Shares as contemplated by Section 4.2.

4.2 Payments with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Maple Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding TMX Group Shares, unless and until the holder of such certificate shall surrender such certificate in accordance with Section 4.1, as the case may be. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (b) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing TMX Group Shares without interest, (a) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Maple Shares, to which such holder is entitled pursuant hereto and (b) to the extent not paid under clause (a), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and with the payment date subsequent to surrender payable with respect to such Maple Shares.

4.3 No Fractional Shares

No certificates representing fractional Maple Shares shall be issued (or electronic transfer effected in respect of any fractional share) upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock or share split or other change in the capital structure of Maple shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Maple.

4.4 Lost Certificates

In the event any certificate, which immediately prior to the Effective Time represented one or more outstanding TMX Group Shares, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate: (a) certificates representing Maple Shares (or effect the necessary electronic transfers in respect of such shares), as applicable, and (b) a cheque for any dividends or distributions with respect thereto, deliverable in accordance with Section 2.2 and such holder's Letter of Transmittal Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash and/or certificates representing Maple Shares are to be issued (or the necessary electronic transfers effected in respect of such shares) shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Depositary, TMX Group, Maple and their respective transfer agents in such sum as the Depositary, TMX Group or Maple may direct or otherwise indemnify the Depositary, TMX Group and Maple in a manner satisfactory to the Depositary, TMX Group and Maple against any claim that may be made against the Depositary, TMX Group or Maple with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5 Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding TMX Group Shares that were exchanged pursuant to Section 2.2(a) that is not deposited with all other instruments required by Sections 4.1 or 4.2, as the case may be, on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of TMX Group or Maple. On such date, the Arrangement Consideration (and any payments described in Section 4.2) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Maple. None of Maple, TMX Group or the Depositary shall be liable to any Person in respect of any cash or Maple Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.6 Withholding Rights

TMX Group, Maple and the Depositary shall be entitled to deduct and withhold from any consideration or from any dividend or distribution payable to any holder of TMX Group Shares, Maple Shares, TMX Group Options or Replacement Maple Options such amounts as TMX Group, Maple or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes as having been paid to the holder of the shares or options in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder exceeds the cash portion of the dividend or distribution or other consideration otherwise payable to the holder, TMX Group, Maple and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the dividend, distribution or other consideration as is necessary to provide sufficient funds to TMX Group, Maple or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and TMX Group, Maple or the Depositary shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 5
AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a) TMX Group reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Maple, (iii) filed with the Court and, if made following the TMX Group Meeting, approved by the Court, and (iv) communicated to holders of TMX Group Shares if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by TMX Group at any time prior to the TMX Group Meeting (provided that Maple shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the TMX Group Meeting (subject to the requirements of the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the TMX Group Meeting shall be effective only (i) if it is consented to by each of TMX Group and Maple and (ii) if required by the Court, it is consented to by holders of the TMX Group Shares voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Maple, provided that it concerns a matter which, in the reasonable opinion of Maple, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any former TMX Group Shareholder.

ARTICLE 6
FURTHER ASSURANCES

6.1 Further Assurances

Each of the parties to the Support Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

ARTICLE 7
PARAMOUNTCY

7.1 Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all TMX Group Shares and TMX Group Options issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of TMX Group Shares and TMX Group Options, and TMX Group, Maple, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted), only with respect to or in connection with this Plan of Arrangement, based on or in any way relating to any TMX Group Shares or TMX Group Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Court File No. CV-12-9798-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE - COMMERCIAL LIST

THE HONOURABLE JUSTICE FRANK J. C. NEWBOULD	)))	THURSDAY, THE 13TH DAY OF SEPTEMBER, 2012

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B.16, AS AMENDED AND RULE 14.05 OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING TMX GROUP INC. AND ITS SECURITYHOLDERS

TMX GROUP INC.

Applicant

FINAL ORDER

THIS APPLICATION, made by the Applicant TMX Group Inc. ("TMX Group") for an order pursuant to section 182 of the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, as amended ("OBCA"), approving a proposed arrangement involving TMX Group and its securityholders (the "Subsequent Arrangement"), and the terms and conditions set out in the plan of arrangement (the "Plan of Arrangement"), attached as Appendix D to the Management Information Circular and Notice of Special Meeting of Shareholders (the "Circular"), itself attached as Exhibit "A" to the Supplementary Affidavit of Michael S. Ptasznik sworn September 12, 2012, was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Application issued on July 31, 2012, the Order and Endorsement of Justice Pattillo dated August 8, 2012, the Affidavit of Michael S. Ptasznik sworn August 1, 2012, the Supplementary Affidavit of Michael S. Ptasznik sworn September 12, 2012, the Affidavit of Mailing of Judy Power sworn August 27, 2012, the Affidavit of Mailing of Rasheed Mohammed sworn August 23, 2012 and the Affidavit of Mailing of

William O. Gauger sworn August 28, 2012, and their respective exhibits, and on hearing the submissions of counsel for TMX Group,

AND UPON CONSIDERING whether the Subsequent Arrangement is fair and reasonable to the parties affected,

AND UPON BEING ADVISED that this order approving the Subsequent Arrangement will serve as the basis for an exemption under Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements of such Act for the distribution by TMX Group Limited, formerly Maple Group Acquisition Corporation ("Maple"), of common shares and options of Maple and all other securities issued or made issuable in connection with the Subsequent Arrangement,

1. THIS COURT ORDERS that the Subsequent Arrangement as set out in the Plan of Arrangement is an arrangement within the meaning of section 182 of the OBCA.

2. THIS COURT ORDERS that the Subsequent Arrangement is fair, both procedurally and substantively, and reasonable to the parties affected, including holders of common shares and holders of options of TMX Group, and is hereby approved pursuant to section 182 of the OBCA.

3. THIS COURT ORDERS that TMX Group shall be entitled at any time to move to vary this final order, to seek the advice and directions of this Court as to the implementation of this final order, and to apply for such further order or orders as may be appropriate.

TMX Group Inc. Articles of Amendment dated 30July12 (filed to create pref shares).pdf

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1539502

Ministry of Government Services
Ontario

Ministère des Services gouvernementaux

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JULY 30 JUILLET, 2012

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

TMX GROUP INC. / GROUPE TMX INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2002 08 23

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are:
Nombre d'administrateurs :

minimum and maximum number of directors is/are:
nombres minimum et maximum d'administrateurs :

Number
Nombre

or
ou

minimum and maximum
minimum et maximum

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

1. to create a Class of preference shares issuable in series in the terms and conditions set out on the attached pages 1A to 1C .

2. to create and issue a first series of preference shares in unlimited number on the terms and conditions substantially in the form made available to the directors of the Corporation, with such changes as may be determined by any senior officer of the Corporation and set forth on the attached pages 1D to 1L.

1. PREFERENCE SHARES

The Preference Shares, as a class, are designated as Preference Shares and have attached to them the following rights, privileges, restrictions and conditions:

1.1 Directors' Right to Issue in One or More Series

The Preference Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form that series and shall, subject to the limitations set out in the Articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preference Shares of that series, the whole subject to the filing with the Director (as defined in the *Business Corporations Act* (Ontario) (the "**OBCA**")) of Articles of Amendment containing a description of that series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

1.2 Ranking of the Preference Shares

1.2.1 The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Corporation, and shall be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

1.2.2 If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation are not paid in full in respect of any series of the Preference Shares, the Preference Shares of all series shall participate rateably in respect of those dividends in accordance with the sums that would be payable on those shares if all of those dividends were declared and paid in full, and in respect of that return of capital in accordance with the sums that would be payable on that return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all of those claims, the claims of the holders of the Preference Shares with respect to return of capital shall be paid and satisfied first and any assets then remaining shall be applied towards the payment and satisfaction of claims in respect of dividends.

1.2.3 The Preference Shares of any series may also be given any other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Preference Shares as a class over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares as may be determined in the case of that series of Preference Shares.

1.3 Voting Rights

Except as referred to below or as required by law or unless provision is made in the Articles of the Corporation relating to any series of Preference Shares that the series is entitled to vote, the holders of the Preference Shares shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

1.4 Amendment With Approval of Holders of the Preference Shares

The rights, privileges, restrictions and conditions attached to the Preference Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preference Shares given as specified below.

1.5 Approval of Holders of the Preference Shares

1.5.1 The approval of the holders of the Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preference Shares as a class or in respect of any other matter requiring the consent of the holders of the Preference Shares may be given in any manner as may then be required by law, subject to a minimum requirement that the approval be given by resolution signed by all the holders of the Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Preference Shares duly called and held for that purpose.

1.5.2 The formalities to be observed with respect to the giving of notice of any meeting or any adjourned meeting, the quorum required for the meeting and the conduct of the meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the OBCA as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Preference Shares as a class, or at any joint meeting of the holders of two or more series of Preference Shares, each holder of Preference Shares entitled to vote at the meeting shall have one vote in respect of each $1.00 of the issue price of each Preference Share held, or if every series of Preference Shares is convertible into or exchangeable for Common Shares, each holder shall have one vote in respect of each Common Share into which that holder's Preference Shares are convertible or exchangeable.

iD

TMX GROUP INC.

NUMBER AND DESIGNATION OF
AND RIGHTS, PRIVILEGES, RESTRICTIONS
AND CONDITIONS ATTACHING TO THE
SERIES 1 PREFERENCE SHARES

The first series of Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shall be designated as Redeemable Retractable Preference Shares, Series 1 (hereinafter referred to as the "**Series 1 Preference Shares**") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. CONSIDERATION FOR ISSUE

1.1 The consideration for the issue of each Series 1 Preference Share shall be $1.

2. DIVIDENDS

2.1 Payment of Dividends

The holders of the Series 1 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation, subject to the insolvency provisions of applicable law, non-cumulative dividends in such amounts as determined by the board of directors of the Corporation in its sole discretion. Dividends will be paid to holders of Series 1 Preference Shares appearing on the securities register of the Corporation on such date as may be determined by the board of directors of the Corporation (each a "**Dividend Payment Date**"). Subject to Section 6 below, dividends may be declared on the Series 1 Preference Shares without regard to the declaration or payment of any dividend on the Junior Shares, and dividends may be declared on any of the Junior Shares without regard to the declaration or payment of any dividend on the Series 1 Preference Shares.

2.2 Method of Payment

Cheques payable in lawful money of Canada at any branch in Canada of the Corporation's bankers shall be issued in respect of the dividends on the Series 1 Preference Shares (less any tax required to be withheld by the Corporation), provided that the Corporation and any particular holder of Series 1 Preference Shares may agree on some other means for payment of dividends to such holder. Dividends on the Series 1 Preference Shares shall be paid as hereinafter provided to the holders of Series 1 Preference Shares appearing on the Corporation's register of such holders at the close of iE

business on such day (which shall not be more than 10 days preceding the date fixed for the payment of such dividend) as may be determined in advance from time to time by the board of directors of the Corporation or, if no such date is so determined, at the close of business on the date on which the board of directors pass the resolution relating to the payment of such dividend. The mailing from the Corporation's registered office or the principal office of the registrar in Toronto, Ontario for the Series 1 Preference Shares, by prepaid first class mail, on or before any Dividend Payment Date of such a cheque to a holder of Series 1 Preference Shares, shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

3. REDEMPTION

3.1 Optional Redemption

Subject to the provisions of this Article 3 and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 1 Preference Shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time all, or from time to time any part, of the then outstanding Series 1 Preference Shares on payment for each share to be redeemed of $1 (the "**Redemption Amount**") together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date (the whole constituting and being herein referred to as the "**Redemption Price**").

3.2 Partial Redemption

In case a part only of the Series 1 Preference Shares is to be redeemed at any time, the shares to be redeemed shall be selected by lot or some other random selection method as the board of directors of the Corporation in its sole discretion determines, or in such other manner as the board of directors of the Corporation in its sole discretion determines to be equitable. If a part only of the Series 1 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

1F

3.3 Method of Redemption

In any case of redemption of Series 1 Preference Shares, the Corporation shall, at least 30 days before the date specified for redemption, send by prepaid first class mail or deliver to each person who at the date of mailing or delivery is a holder of Series 1 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 1 Preference Shares. Such notice shall be mailed or delivered to each holder of Series 1 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then to the last address of such holder known to the Corporation. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but if such failure or omission is discovered notice as aforesaid shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 1 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places in Canada at which holders of Series 1 Preference Shares may present and surrender the certificate or certificates representing such shares for redemption.

On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Series 1 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places in Canada specified in the notice of redemption, of the certificate or certificates representing the Series 1 Preference Shares called for redemption. Payment in respect of Series 1 Preference Shares being redeemed shall be made by cheque payable to the respective holders thereof in lawful money of Canada at any branch in Canada of the Corporation's bankers or in a manner agreed to by the Corporation and the holders of the Series 1 Preference Shares to be redeemed.

The Corporation shall have the right, at any time after the mailing or delivery of notice of its intention to redeem Series 1 Preference Shares, to deposit the Redemption Price of the Series 1 Preference Shares so called for redemption, or of such of the Series 1 Preference Shares which are represented by certificates which have not, at the date of such deposit, been surrendered by the holders thereof in connection with such redemption, in a separate account in any chartered bank or trust company in Canada named in the redemption notice or in a subsequent notice in writing to the holders of the Series 1 Preference Shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of the Series 1 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of their respective Series 1 Preference Shares being redeemed upon presentation and surrender of the certificate or certificates representing such shares. Any interest allowed on any such deposit shall belong to the Corporation.

From and after the date specified for redemption in any notice of redemption, the Series 1 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in any distribution of the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates representing such shares in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a separate account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

3.4 Adjustment of Redemption Amount

The aggregate Redemption Amount of the issued Series 1 Preference Shares is intended to be equal to the fair market value (the "**Fair Market Value**") of the property exchanged therefore (the "**Exchanged Property**") on the date of such exchange. In the event that a holder of Series 1 Preference Shares desires to establish that an adjustment to the Redemption Amount is required by reason of the Fair Market Value of the Exchanged Property being greater or less than such aggregate Redemption Amount, the holder shall notify the directors of the Corporation, who shall consider and determine whether or not the Redemption Amount is required to be increased or decreased, as the case may be, in order to reflect the Fair Market Value of the Exchanged Property properly and, if so required, the directors of the Corporation shall, by resolution, adjust the Redemption Amount of the Series 1 Preference Shares so that Redemption Amount shall be increased (or decreased) by a quotient obtained when the amount by which the Fair Market Value of the Exchanged Property is increased (or decreased) is divided by the number of Series 1 Preference Shares issued in exchange for the Exchanged Property. Any such adjustment pursuant to this Section 3.4 shall apply retroactively, to the extent necessary, and shall increase or reduce accordingly, as the case may be, the Redemption Amount for all purposes, and the Corporation and the holders or former holders of the Series 1 Preference Shares shall make appropriate adjustments with respect to any transactions relating to the Series 1 Preference Shares which have taken place and which have been affected by the said adjustments to the Fair Market Value and to the Redemption Amount.

4. RETRACTION PRIVILEGE

4.1 Purchase Obligation

Subject to this Article 4, any holder of Series 1 Preference Shares is entitled at any time or times after the date of issue thereof to require the Corporation to redeem some or all of the Series 1 Preference Shares held by such holder. If any Series 1 Preference Shares are tendered for retraction, the Corporation shall redeem the tendered Series 1 Preference Shares in accordance with Article 3. The Series 1 Preference Shares shall be redeemed in such manner as the board of directors of the Corporation, in its sole discretion, determines to be equitable.

4.2 Retraction Procedure

Any holder of Series 1 Preference Shares that wishes for the Corporation to redeem some or all of such holder's Series 1 Preference Shares shall, at least 30 days before the date for retraction, as specified in the Notice of Retraction (as defined below) (the "**Retraction Date**"), send by prepaid first class mail or deliver to the Corporation a notice in writing describing the above retraction privilege, setting forth the date specified for redemption of such holder's Series 1 Preference Shares (the "**Notice of Retraction**").

The Corporation shall redeem Series 1 Preference Shares duly tendered pursuant to the above retraction privilege at a price equal to the Redemption Amount, together with an amount equal to all dividends accrued and unpaid thereon up to the Retraction Date (the whole constituting and being herein referred to as the "**Retraction Price**"). In order to elect to have the Corporation redeem Series 1 Preference Shares pursuant to the above retraction privilege, a holder of Series 1 Preference Shares must, on or before the date for deposit by the holder of tendering Series 1 Preference Shares, as determined by the board of directors of the Corporation (the "**Deposit Date**"), tender to the Corporation, at its registered office, at any place at which the Series 1 Preference Shares may be transferred or at such other place or places in Canada as shall have been specified in the Notice of Retraction given by the holder of the Series 1 Preference Shares to the Corporation, the certificate or certificates representing the Series 1 Preference Shares which the holder wishes the Corporation to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Corporation to the holder on or before the Retraction Date. In the event that payment of the Retraction Price is not made by the Corporation on or

1I

before the Retraction Date, the Corporation shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

Subject to Section 4.3, the Corporation shall redeem all the Series 1 Preference Shares tendered pursuant to the above retraction privilege. If a holder of Series 1 Preference Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 1 Preference Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Corporation in writing as to the number of Series 1 Preference Shares with respect to which tender is being made, and the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new certificate representing the Series 1 Preference Shares which are not being tendered.

The provisions of Article 3 shall apply to any redemption pursuant to this Article 4 except to the extent that such provisions are inconsistent with the provisions of this Article 4.

4.3 Retraction Subject to Applicable Law

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 1 Preference Shares, the Corporation is not permitted to redeem all of the Series 1 Preference Shares duly tendered pursuant to the above retraction privilege, the Corporation shall redeem only the maximum number of Series 1 Preference Shares (rounded to the next lower multiple of 1,000 shares) which the board of directors of the Corporation determines the Corporation is then permitted to redeem. Such redemption shall be made pro rata, disregarding fractions of shares, from each holder of tendered Series 1 Preference Shares according to the number of Series 1 Preference Shares tendered for redemption by each such holder and the Corporation shall issue and deliver to each such holder at the expense of the Corporation a new certificate representing the Series 1 Preference Shares not redeemed by the Corporation.

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 1 Preference Shares, the Corporation fails to redeem all of the Series 1 Preference Shares duly tendered pursuant to the above retraction privilege, then the Corporation shall redeem on each Retraction Date thereafter, from Series 1 Preference Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Date in the same manner as set forth in Section 4.2, the lesser of (i) the number of Series 1 Preference Shares so tendered, and (ii) the number of Series 1

Preference Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each holder of tendered Series 1 Preference Shares according to the number of Series 1 Preference Shares tendered by each such holder) which the board of directors of the Corporation determines the Corporation is then permitted to redeem. The Corporation shall be under no obligation to give any notice to the holders of Series 1 Preference Shares in respect of the redemptions provided for in this paragraph.

So long as the board of directors of the Corporation has acted in good faith in making any of the determinations referred to above as to the number of Series 1 Preference Shares which the Corporation is permitted at any time to redeem, neither the Corporation nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

5. VOTING RIGHTS

5.1 Except as required by law, the holders of the Series 1 Preference Shares as a series shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

6. RESTRICTED SHARE PAYMENTS

Notwithstanding Section 2.1 above, the Corporation may make, at any time or from time to time, a Restricted Share Payment in any financial year, regardless of whether the Corporation has or has not paid or transferred in that financial year any money or other property in respect of any dividend on, reduction of the stated capital of, redemption, purchase or other acquisition of, or other distribution on, the Series 1 Preference Shares, if, but only if, at the time the Corporation becomes obligated to make the Restricted Share Payment the directors determine that, immediately after giving effect thereto, the Corporation could redeem, in compliance with all relevant provisions in respect thereof contained in the *Business Corporations Act* (Ontario), all, but not less than all, of the issued and outstanding Series 1 Preference Shares of the Corporation by the payment in full of the redemption price for such shares. For purposes of this Section 7, "Restricted Share Payment" means a payment or transfer by the Corporation of any money or other property in respect of any dividend on, reduction of stated capital of, redemption of, purchase or other acquisition of, or other distribution on, the Junior Shares or warrants, rights or options to purchase Junior Shares.

7. LIQUIDATION, DISSOLUTION OR WINDING-UP

7.1 In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its

1K

shareholders for the purpose of winding up its affairs, the holders of the Series 1 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $1 for each Series 1 Preference Share held by them respectively, plus an amount equal to all dividends declared and unpaid thereon up to the date of payment, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of shares of any class of the Corporation ranking as to capital junior to the Series 1 Preference Shares. After payment to the holders of the Series 1 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

8. INTERPRETATION

8.1 In the event that any date on which any dividend on the Series 1 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation or the holders of Series 1 Preference Shares hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

8.2 For the purpose of these share provisions:

8.2.1 **"Business Day"** means a day other than Saturday, Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation's registered office is located;

8.2.2 **"Junior Share"** means a common share of the Corporation, or any other share of the Corporation ranking junior to the Series 1 Preference Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

8.2.3 **"ranking as to capital"** means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

IL

9. AMENDMENT

9.1 The rights, privileges, restrictions and conditions attached to the Series 1 Preference Shares may be added to, changed or removed by Articles of Amendment, but only with the approval of the holders of the Series 1 Preference Shares given as hereinafter specified in addition to any vote or authorization required by law.

10. APPROVAL OF HOLDERS OF THE SERIES 1 PREFERENCE SHARES

10.1 The approval of the holders of the Series 1 Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Series 1 Preference Shares as a series or in respect of any other matter requiring the consent of the holders of the Series 1 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Series 1 Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Series 1 Preference Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the *Business Corporations Act* (Ontario) as in force at the time of the meeting or as otherwise required by law. On every poll taken at every meeting of holders of Series 1 Preference Shares as a series, each holder of Series 1 Preference Shares entitled to vote thereat shall have one vote in respect of each Series 1 Preference Share held.

IM

TMX GROUP INC.

NUMBER AND DESIGNATION OF
AND RIGHTS, PRIVILEGES, RESTRICTIONS
AND CONDITIONS ATTACHING TO THE
SERIES 2 PREFERENCE SHARES

The first series of Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shall be designated as Redeemable Retractable Preference Shares, Series 2 (hereinafter referred to as the "**Series 2 Preference Shares**") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. CONSIDERATION FOR ISSUE

1.1 The consideration for the issue of each Series 2 Preference Share shall be $1.

2. DIVIDENDS

2.1 Payment of Dividends

The holders of the Series 2 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation, subject to the insolvency provisions of applicable law, non-cumulative dividends in such amounts as determined by the board of directors of the Corporation in its sole discretion. Dividends will be paid to holders of Series 2 Preference Shares appearing on the securities register of the Corporation on such date as may be determined by the board of directors of the Corporation (each a "**Dividend Payment Date**"). Subject to Section 6 below, dividends may be declared on the Series 2 Preference Shares without regard to the declaration or payment of any dividend on the Junior Shares, and dividends may be declared on any of the Junior Shares without regard to the declaration or payment of any dividend on the Series 2 Preference Shares.

2.2 Method of Payment

Cheques payable in lawful money of Canada at any branch in Canada of the Corporation's bankers shall be issued in respect of the dividends on the Series 2 Preference Shares (less any tax required to be withheld by the Corporation), provided that the Corporation and any particular holder of Series 2 Preference Shares may agree on some other means for payment of dividends to such holder. Dividends on the Series 2 Preference Shares shall be paid as hereinafter provided to the holders of Series 2 Preference Shares appearing on the Corporation's register of such holders at the close of

IN

business on such day (which shall not be more than 10 days preceding the date fixed for the payment of such dividend) as may be determined in advance from time to time by the board of directors of the Corporation or, if no such date is so determined, at the close of business on the date on which the board of directors pass the resolution relating to the payment of such dividend. The mailing from the Corporation's registered office or the principal office of the registrar in Toronto, Ontario for the Series 2 Preference Shares, by prepaid first class mail, on or before any Dividend Payment Date of such a cheque to a holder of Series 2 Preference Shares, shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

3. REDEMPTION

3.1 Optional Redemption

Subject to the provisions of this Article 3 and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 2 Preference Shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time all, or from time to time any part, of the then outstanding Series 2 Preference Shares on payment for each share to be redeemed of $1 (the "**Redemption Amount**") together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date (the whole constituting and being herein referred to as the "**Redemption Price**").

3.2 Partial Redemption

In case a part only of the Series 2 Preference Shares is to be redeemed at any time, the shares to be redeemed shall be selected by lot or some other random selection method as the board of directors of the Corporation in its sole discretion determines, or in such other manner as the board of directors of the Corporation in its sole discretion determines to be equitable. If a part only of the Series 2 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

3.3 Method of Redemption

In any case of redemption of Series 2 Preference Shares, the Corporation shall, at least 30 days before the date specified for redemption, send by prepaid first class mail or deliver to each person who at the date of mailing or delivery is a holder of Series 2 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 2 Preference Shares. Such notice shall be mailed or delivered to each holder of Series 2 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then to the last address of such holder known to the Corporation. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but if such failure or omission is discovered notice as aforesaid shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 2 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places in Canada at which holders of Series 2 Preference Shares may present and surrender the certificate or certificates representing such shares for redemption.

On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Series 2 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places in Canada specified in the notice of redemption, of the certificate or certificates representing the Series 2 Preference Shares called for redemption. Payment in respect of Series 2 Preference Shares being redeemed shall be made by cheque payable to the respective holders thereof in lawful money of Canada at any branch in Canada of the Corporation's bankers or in a manner agreed to by the Corporation and the holders of the Series 2 Preference Shares to be redeemed.

The Corporation shall have the right, at any time after the mailing or delivery of notice of its intention to redeem Series 2 Preference Shares, to deposit the Redemption Price of the Series 2 Preference Shares so called for redemption, or of such of the Series 2 Preference Shares which are represented by certificates which have not, at the date of such deposit, been surrendered by the holders thereof in connection with such redemption, in a separate account in any chartered bank or trust company in Canada named in the redemption notice or in a subsequent notice in writing to the holders of the Series 2 Preference Shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of the Series 2 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit

IP

being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of their respective Series 2 Preference Shares being redeemed upon presentation and surrender of the certificate or certificates representing such shares. Any interest allowed on any such deposit shall belong to the Corporation.

From and after the date specified for redemption in any notice of redemption, the Series 2 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in any distribution of the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates representing such shares in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a separate account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

3.4 Adjustment of Redemption Amount

The aggregate Redemption Amount of the issued Series 2 Preference Shares is intended to be equal to the fair market value (the "**Fair Market Value**") of the property exchanged therefore (the "**Exchanged Property**") on the date of such exchange. In the event that a holder of Series 2 Preference Shares desires to establish that an adjustment to the Redemption Amount is required by reason of the Fair Market Value of the Exchanged Property being greater or less than such aggregate Redemption Amount, the holder shall notify the directors of the Corporation, who shall consider and determine whether or not the Redemption Amount is required to be increased or decreased, as the case may be, in order to reflect the Fair Market Value of the Exchanged Property properly and, if so required, the directors of the Corporation shall, by resolution, adjust the Redemption Amount of the Series 2 Preference Shares so that Redemption Amount shall be increased (or decreased) by a quotient obtained when the amount by which the Fair Market Value of the Exchanged Property is increased (or decreased) is divided by the number of Series 2 Preference Shares issued in exchange for the Exchanged Property. Any such adjustment pursuant to this Section 3.4 shall apply retroactively, to the extent necessary, and shall increase or reduce accordingly, as the case may be, the Redemption Amount for all purposes, and the Corporation and the holders or former holders of the Series 2 Preference Shares shall make appropriate adjustments with respect to any transactions relating to the Series 2 Preference Shares which have taken place and which have been affected by the said adjustments to the Fair Market Value and to the Redemption Amount.

4. RETRACTION PRIVILEGE

4.1 Purchase Obligation

Subject to this Article 4, any holder of Series 2 Preference Shares is entitled at any time or times after the date of issue thereof to require the Corporation to redeem some or all of the Series 2 Preference Shares held by such holder. If any Series 2 Preference Shares are tendered for retraction, the Corporation shall redeem the tendered Series 2 Preference Shares in accordance with Article 3. The Series 2 Preference Shares shall be redeemed in such manner as the board of directors of the Corporation, in its sole discretion, determines to be equitable.

4.2 Retraction Procedure

Any holder of Series 2 Preference Shares that wishes for the Corporation to redeem some or all of such holder's Series 2 Preference Shares shall, at least 30 days before the date for retraction, as specified in the Notice of Retraction (as defined below) (the "**Retraction Date**"), send by prepaid first class mail or deliver to the Corporation a notice in writing describing the above retraction privilege, setting forth the date specified for redemption of such holder's Series 2 Preference Shares (the "**Notice of Retraction**").

The Corporation shall redeem Series 2 Preference Shares duly tendered pursuant to the above retraction privilege at a price equal to the Redemption Amount, together with an amount equal to all dividends accrued and unpaid thereon up to the Retraction Date (the whole constituting and being herein referred to as the "**Retraction Price**"). In order to elect to have the Corporation redeem Series 2 Preference Shares pursuant to the above retraction privilege, a holder of Series 2 Preference Shares must, on or before the date for deposit by the holder of tendering Series 2 Preference Shares, as determined by the board of directors of the Corporation (the "**Deposit Date**"), tender to the Corporation, at its registered office, at any place at which the Series 2 Preference Shares may be transferred or at such other place or places in Canada as shall have been specified in the Notice of Retraction given by the holder of the Series 2 Preference Shares to the Corporation, the certificate or certificates representing the Series 2 Preference Shares which the holder wishes the Corporation to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Corporation to the holder on or before the Retraction Date. In the event that payment of the Retraction Price is not made by the Corporation on or before the Retraction Date, the Corporation shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

Subject to Section 4.3, the Corporation shall redeem all the Series 2 Preference Shares tendered pursuant to the above retraction privilege. If a holder of Series 2 Preference Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 2 Preference Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Corporation in writing as to the number of Series 2 Preference Shares with respect to which tender is being made, and the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new certificate representing the Series 2 Preference Shares which are not being tendered.

The provisions of Article 3 shall apply to any redemption pursuant to this Article 4 except to the extent that such provisions are inconsistent with the provisions of this Article 4.

4.3 Retraction Subject to Applicable Law

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 2 Preference Shares, the Corporation is not permitted to redeem all of the Series 2 Preference Shares duly tendered pursuant to the above retraction privilege, the Corporation shall redeem only the maximum number of Series 2 Preference Shares (rounded to the next lower multiple of 1,000 shares) which the board of directors of the Corporation determines the Corporation is then permitted to redeem. Such redemption shall be made pro rata, disregarding fractions of shares, from each holder of tendered Series 2 Preference Shares according to the number of Series 2 Preference Shares tendered for redemption by each such holder and the Corporation shall issue and deliver to each such holder at the expense of the Corporation a new certificate representing the Series 2 Preference Shares not redeemed by the Corporation.

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 2 Preference Shares, the Corporation fails to redeem all of the Series 2 Preference Shares duly tendered pursuant to the above retraction privilege, then the Corporation shall redeem on each Retraction Date thereafter, from Series 2 Preference Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Date in the same manner as set forth in Section 4.2, the lesser of (i) the number of Series 2 Preference Shares so tendered, and (ii) the number of Series 2

Preference Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each holder of tendered Series 2 Preference Shares according to the number of Series 2 Preference Shares tendered by each such holder) which the board of directors of the Corporation determines the Corporation is then permitted to redeem. The Corporation shall be under no obligation to give any notice to the holders of Series 2 Preference Shares in respect of the redemptions provided for in this paragraph.

So long as the board of directors of the Corporation has acted in good faith in making any of the determinations referred to above as to the number of Series 2 Preference Shares which the Corporation is permitted at any time to redeem, neither the Corporation nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

5. VOTING RIGHTS

5.1 Except as required by law, the holders of the Series 2 Preference Shares as a series shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

6. RESTRICTED SHARE PAYMENTS

Notwithstanding Section 2.1 above, the Corporation may make, at any time or from time to time, a Restricted Share Payment in any financial year, regardless of whether the Corporation has or has not paid or transferred in that financial year any money or other property in respect of any dividend on, reduction of the stated capital of, redemption, purchase or other acquisition of, or other distribution on, the Series 2 Preference Shares, if, but only if, at the time the Corporation becomes obligated to make the Restricted Share Payment the directors determine that, immediately after giving effect thereto, the Corporation could redeem, in compliance with all relevant provisions in respect thereof contained in the *Business Corporations Act* (Ontario), all, but not less than all, of the issued and outstanding Series 2 Preference Shares of the Corporation by the payment in full of the redemption price for such shares. For purposes of this Section 7, "Restricted Share Payment" means a payment or transfer by the Corporation of any money or other property in respect of any dividend on, reduction of stated capital of, redemption of, purchase or other acquisition of, or other distribution on, the Junior Shares or warrants, rights or options to purchase Junior Shares.

7. LIQUIDATION, DISSOLUTION OR WINDING-UP

7.1 In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its

IT

shareholders for the purpose of winding up its affairs, the holders of the Series 2 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $1 for each Series 2 Preference Share held by them respectively, plus an amount equal to all dividends declared and unpaid thereon up to the date of payment, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of shares of any class of the Corporation ranking as to capital junior to the Series 2 Preference Shares. After payment to the holders of the Series 2 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

8. INTERPRETATION

8.1 In the event that any date on which any dividend on the Series 2 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation or the holders of Series 2 Preference Shares hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

8.2 For the purpose of these share provisions:

8.2.1 **"Business Day"** means a day other than Saturday, Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation's registered office is located;

8.2.2 **"Junior Share"** means a common share of the Corporation, or any other share of the Corporation ranking junior to the Series 2 Preference Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

8.2.3 **"ranking as to capital"** means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

9. AMENDMENT

9.1 The rights, privileges, restrictions and conditions attached to the Series 2 Preference Shares may be added to, changed or removed by Articles of Amendment, but only with the approval of the holders of the Series 2 Preference Shares given as hereinafter specified in addition to any vote or authorization required by law.

10. APPROVAL OF HOLDERS OF THE SERIES 2 PREFERENCE SHARES

10.1 The approval of the holders of the Series 2 Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Series 2 Preference Shares as a series or in respect of any other matter requiring the consent of the holders of the Series 2 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Series 2 Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Series 2 Preference Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the *Business Corporations Act* (Ontario) as in force at the time of the meeting or as otherwise required by law. On every poll taken at every meeting of holders of Series 2 Preference Shares as a series, each holder of Series 2 Preference Shares entitled to vote thereat shall have one vote in respect of each Series 2 Preference Share held.

3. to create and issue a second series of preference shares in unlimited number on the terms and conditions substantially in the form made available to the directors of the Corporation, with such changes as may be determined by any senior officer of the Corporation and set forth on the attached pages 1m to 1u.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act.*
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions.*

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2012/07/27

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

TMX GROUP INC./GROUPE TMX INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature)

Chief Executive Officer

(Description of Office)
(Fonction)

07119 (2008/06)

TSX Group Inc. Articles of Amendment 11June08.pdf

For Ministry Use Only
À l'usage exclusif du ministère

Ontario
Ministry of Government Services | Ministère des Services gouvernementaux

Ontario Corporation Number
Numéro de la société en Ontario

1539502

CERTIFICATE | **CERTIFICAT**

This is to certify that these articles are effective on
Ceci certifie que les présents statuts entrent en vigueur le

JUNE 11 JUIN, 2008

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

TSX GROUP INC./GROUPE TSX INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

TMX GROUP INC./GROUPE TMX INC.

3. Date of Incorporation/amalgamation:
Date de la constitution ou de la fusion :

2002-08-23
(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: or minimum and maximum number of directors is/are:
Nombre d'administrateurs : ou nombres minimum et maximum d'administrateurs :

Number or minimum and maximum
Nombre ou *minimum et maximum*

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

(a) to change the name of the corporation from TSX Group Inc./Groupe TSX Inc. to TMX Group Inc./Groupe TMX Inc.

07119 (08/2005)

(b) to change the issue, transfer and ownership restrictions attaching to the common shares by deleting in its entirety Schedule "B" to the Restated Articles of Incorporation and replacing it with the text of the new Schedule "B" attached hereto.

SCHEDULE "B"
OWNERSHIP RESTRICTIONS

1. INTERPRETATION AND DEFINITIONS

1.1. In this Schedule "B":

1.1.1. The terms "**Commission**", "**company**" and "**person**" have the meanings given to those terms, respectively, in the *Securities Act* (Ontario) ("OSA"), as now enacted or as the same may be from time to time amended, varied, replaced, restated, re-enacted or supplemented.

1.1.2. The phrase "**acting jointly or in concert**" is to be interpreted in a manner that is consistent with the interpretation of that phrase as used in the OSA.

1.1.3. All terms other than those referred to in subsections 1.1.1 and 1.1.2 and which are not otherwise defined in this Schedule "B" have the meanings given to those terms in the OSA or the *Business Corporations Act* (Ontario) ("OBCA"), respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the OBCA, the definition contained in the OSA shall prevail.

1.1.4. Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

1.2. In this Schedule "B":

"**Autorité**" means Québec's Autorité des marchés financiers;

"**directors' determination, "as determined by the directors of the Corporation**" and similar expressions mean a determination made by the directors of the Corporation in accordance with section 12;

"**excess Voting Shares**" means Voting Shares beneficially owned or over which control or direction is exercised in contravention of the share constraint;

"**Ontario Orders**" means the orders of the Commission issued under (i) section 21.11(4) of the OSA on September 3, 2002 in the *Matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, and in the Matter of TSX Inc. and TSX Group Inc.*, and (ii) section 21 of the OSA on September 3, 2002 in the *Matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, and in the Matter of TSX Group Inc. and TSX Inc., Amendment to Recognition Order*, in each case requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"Québec Order" means AMF Ruling No. 2008-PDG-0102, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"Québec Undertakings" means the written undertakings dated April 9, 2008 given by the Corporation to the Autorité in support of the applications filed by Bourse de Montréal Inc. to obtain the Québec Order, in which the Corporation agrees, among other things, that it is subject to restrictions on share ownership of the Corporation, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"Regulation" means Regulation 261/02 made pursuant to section 21.11(5) of the OSA prescribing the percentage ownership a person or company may own in TSX Inc., as the same may from time to time be amended, varied, replaced, restated or supplemented;

"sell-down notice" has the meaning set out in section 5.1;

"share constraint" has the meaning set out in section 3.3;

"shareholder default" has the meaning set out in subsection 5.1.4;

"shareholder's declaration" means a declaration made in accordance with section 13;

"suspension" has the meaning set out in section 6.1 and **"suspend"**, **"suspended"** and similar expressions have corresponding meanings; and

"Voting Share" means any share of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.3. For greater certainty, no person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Schedule "B" solely by reason that one of them has given the other the power to vote or direct the voting of Voting Shares of a class or series of Voting Shares at a meeting of the holders of that class or series under a revocable proxy where:

1.3.1. the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Shares of that class or series and in accordance with applicable law;

1.3.2. the proxy is solicited but no information circular is required to be issued under the OSA or the OBCA; or

1.3.3. the proxy is not solicited.

1.4. For the purposes of this Schedule "B":

1.4.1. where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Shares, the number of Voting Shares beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Shares beneficially owned or over which control or direction is exercised with those other persons or companies; and

1.4.2. references to shares "of" a person or company are to shares beneficially owned or over which control or direction is exercised by that person or company.

2. REGULATION

2.1. The Corporation has imposed the restrictions on the transfer and ownership of the Voting Shares set out in this Schedule "B" for the purposes of ensuring that the Corporation or any of its subsidiaries:

2.1.1. is not in breach of sections 21 and 21.11 of the OSA, the Ontario Orders, or the Québec Undertakings;

2.1.2. may continue to be recognized by the Commission and other federal and provincial regulators to carry on business as a stock exchange in Ontario which recognition is necessary under the OSA for the Corporation or its subsidiaries to engage in its undertaking; and

2.1.3. may continue to be recognized, or exempted from any requirement to be recognized, by any securities regulatory authority as an exchange or self regulatory organization under applicable securities legislation, which is necessary to its undertaking.

2.2. In the event that the provisions of any of:

2.2.1. subsection 21.11(1) of the OSA, as modified from time to time by the Regulation or the Ontario Orders,

2.2.2. the Regulation and the Ontario Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, or

2.2.3. the Québec Undertakings as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares,

are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the "Amendments"), and those Amendments are inconsistent with this Schedule "B", those Amendments are deemed to be incorporated in this Schedule "B" from their effective date, without, for greater certainty, any approval by the shareholders, and those Amendments supersede the provisions of this Schedule "B" to the extent of the inconsistency.

2.3. On the date that the Corporation or any of its subsidiaries is not required to constrain the transfer or ownership of its shares for the purposes identified in section 2.1 or otherwise, this Schedule "B" shall be deemed to be deleted in its entirety from the Articles of the Corporation and shall be of no further force or effect as and from that date.

2.4. In the event that this Schedule "B" is amended as a result of modifications in other instruments as provided for in sections 2.2, 3.1 and 3.2 or is deemed to be deleted in accordance with section 2.3, the directors of the Corporation shall restate the Articles of Incorporation of the Corporation, as amended from time to time, to reflect the amendment or deletion within thirty (30) days of such amendment or deletion, without, for greater certainty, any approval by the shareholders. The Corporation shall give written notice of the restatement of Articles to each registered holder of shares of the Corporation as of the close of business on the effective date of the restatement, within fifteen (15) days of the effective date. The accidental failure or omission to give the notice to one or more of the holders shall not affect the validity of the provisions of this section 2.4.

3. SHARE CONSTRAINT

3.1. Without the prior approval of the Commission, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the OSA, the Regulation, or the Ontario Orders.

3.2. Without the prior approval of the Autorité, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the Québec Undertakings.

3.3. The prohibitions set out in sections 3.1 and 3.2 are referred to collectively in this Schedule "B" as the "**share constraint**". For greater certainty, in the event that, at any time, the level of ownership prescribed by the provisions of section 3.1 and section 3.2 is not identical, the directors shall have regard to the most stringent prohibition of section 3.1 and section 3.2 when making any directors' determination pursuant to this Schedule "B".

4. CONTRAVENTION OF THE SHARE CONSTRAINT

4.1. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the share constraint:

4.1.1. the Corporation shall not accept any subscription for Voting Shares from that person or company or any person or company forming part of that combination;

4.1.2. the Corporation shall not issue any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.3. the Corporation shall not register or otherwise recognize the transfer of any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.4. no person may, in person or by proxy, exercise the right to vote any of the Voting Shares of that person or company or any person or company forming part of that combination;

4.1.5. subject to section 11.1, the Corporation shall not declare or pay any dividend, and or make any other distribution:

4.1.5.1. on any excess Voting Shares of that person or company or any person or company forming part of such combination; or

4.1.5.2. if there is a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of such combination unless there is a directors' determination that it would be in the best interests of the Corporation to make the distribution in respect of some part or all of the non-excess Voting Shares;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6. the Corporation shall send a sell-down notice to the registered holder of the Voting Shares of that person or company or any person or company forming part of such combination.

4.2. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Shares, would be in contravention of the share constraint, the Corporation shall not:

4.2.1. accept the proposed subscription for Voting Shares from;

4.2.2. issue the proposed Voting Shares to; or

4.2.3. register or otherwise recognize the proposed transfer of any Voting Shares to;

that person or company or any person or company forming part of that combination.

4.3. In the event of a directors' determination that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the share constraint, the directors of the Corporation may, where there is a directors' determination that it would be in the best interests of the Corporation, also make a directors' determination that:

4.3.1. any votes cast, in person or by proxy during that period or at that time in respect of the Voting Shares of that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2. subject to section 11.1, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1. on the excess Voting Shares of that person or company and of each other person or company forming part of that combination; or

4.3.2.2. in the event of a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of that combination.

5. SELL-DOWN NOTICE

5.1. Any notice (a "sell-down notice") required to be sent to a registered holder of Voting Shares under subsection 4.1.6:

5.1.1. shall specify in reasonable detail, based on the information then available to the directors of the Corporation, the nature of the contravention of the share constraint, the number of Voting Shares determined to be excess Voting Shares and the consequences of the contravention specified in section 4;

5.1.2. shall request an initial or further shareholder's declaration;

5.1.3. shall specify a date, which shall be not less than 45 days after the date of the sell-down notice, by which the excess Voting Shares are to be sold or disposed of; and

5.1.4. shall state that unless the registered holder either:

5.1.4.1. sells or otherwise disposes of the excess Voting Shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the share constraint and provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation of that sale or other disposition; or

5.1.4.2. provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation that no sale or other disposition of excess Voting Shares is required;

that default (a "shareholder default") shall result in the consequence of suspension under section 6 and may result in the consequence of sale in accordance with section 7 or redemption in accordance with section 8, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

5.2. In the event that, following the sending of a sell-down notice, written evidence is submitted to the directors of the Corporation for purposes of subsection 5.1.4.2, the directors of the Corporation shall assess the evidence as soon as is reasonably practicable and shall give a second notice to the person or company submitting the evidence as soon as is reasonably practicable after receipt of the evidence stating whether the evidence has or has not satisfied the directors of the Corporation that no sale or other disposition of excess Voting Shares is required. If the evidence has satisfied the directors of the Corporation, the sell-down notice shall be cancelled and the second notice shall so state. If the evidence has not satisfied the directors of the Corporation, the second notice shall reiterate the statements required to be made in the sell-down notice under subsections 5.1.3 and 5.1.4. In either case, the 45 day period referred to in subsection 5.1.3 shall be automatically extended to the third business day following the date that the second notice is given if the date that the second notice is given is beyond the 45 day period.

6. SUSPENSION

6.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, then, without further notice to the registered holder:

6.1.1. all of the Voting Shares of the registered holder shall be deemed to be struck from the securities register of the Corporation;

6.1.2. no person or company may, in person or by proxy, exercise the right to vote any of those Voting Shares;

6.1.3. subject to section 11.1, the Corporation shall not declare or pay any dividend, or make any other distribution, on any of those Voting Shares and any entitlement to a dividend or other distribution shall be forfeited;

6.1.4. the Corporation shall not send any form of proxy, information circular or financial statements of the Corporation or any other general communication from the Corporation to any person or company in respect of those Voting Shares; and

6.1.5. no person or company may exercise any other right or privilege ordinarily attached to those Voting Shares.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule "B" as a "suspension".) Notwithstanding the foregoing, a registered holder of suspended Voting Shares shall have the right to transfer those Voting Shares on any securities register of the Corporation on a basis that does not result in contravention of the share constraint.

6.2. The directors of the Corporation shall cancel any suspension of Voting Shares of a registered holder and reinstate the registered holder to the securities register of the Corporation for all purposes if they make a directors' determination that, following the cancellation and reinstatement, none of those Voting Shares will be beneficially owned, controlled or directed in contravention of the share constraint. For greater certainty, any reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the Voting Shares so reinstated, but subject to section 11.1, shall have no retroactive effect.

7. SALE

7.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, the Corporation may choose by directors' determination to sell, on behalf of the registered holder, the excess Voting Shares of that registered holder, without further notice to that registered holder, on the terms set out in this section 7 and section 9.

7.2. The Corporation may sell any excess Voting Shares in accordance with this section 7:

7.2.1. on the Toronto Stock Exchange; or

7.2.2. if the Voting Shares are not then listed on the Toronto Stock Exchange, on any other stock exchange or organized market on which the Voting Shares are then listed or traded as the directors of the Corporation may choose by directors' determination; or

7.2.3. if the Voting Shares are not then listed on any stock exchange or traded on any organized market, in any other manner as the directors of the Corporation may choose by directors' determination.

7.3. The net proceeds of sale of excess Voting Shares sold in accordance with this section 7 shall be the net proceeds after deduction of any commission, tax and other costs of sale (including, but limited to, the Corporation's reasonable legal fees).

7.4. The Corporation has the requisite legal power and authority for all purposes of a sale of excess Voting Shares in accordance with this section, as if it were the registered holder and beneficial owner of the Voting Shares being sold.

8. REDEMPTION

8.1. In the event of a shareholder default in respect of any registered holder of Voting Shares and in the event of a directors' determination either that the Corporation has used reasonable efforts to sell excess Voting Shares in accordance with section 7 but that the sale is impracticable or that it is likely that the sale would be contrary to the best interests of the Corporation, the Corporation may choose by directors' determination, subject to applicable law, to redeem the excess Voting Shares of the registered holder, without further notice to the registered holder, on the terms set out in this section 8 and section 9.

8.2. The redemption price paid by the Corporation to redeem any excess Voting Shares in accordance with this section 8 shall be:

8.2.1. the average of the closing prices per share of the Voting Shares on the Toronto Stock Exchange (or, if the Voting Shares are not then listed on the Toronto Stock Exchange or if the requisite trading of Voting Shares has not occurred on the Toronto Stock Exchange, any other stock exchange or any other organized market on which the requisite trading has occurred as the directors of the Corporation may choose by directors' determination) over the last 10 trading days on which at least one board lot of Voting Shares has traded on the Toronto Stock Exchange (or other stock exchange or other organized market) in the period ending on the trading day immediately preceding the redemption date; or

8.2.2. if the requisite trading of Voting Shares has not occurred on any stock exchange or other organized market, on any basis the directors of the Corporation may choose by directors' determination;

less any commission, tax and other costs of redemption (including, but not limited to, the Corporation's reasonable legal fees).

9. PROCEDURES RELATING TO SALE AND REDEMPTION

9.1. In the event of any sale or redemption of excess Voting Shares in accordance with sections 7 or 8, respectively, the net proceeds of sale or the redemption price; respectively, constitute trust funds and the Corporation shall deposit the funds in a special trust account in any bank or trust corporation in Canada selected by it. The Corporation may commingle the trust funds with other such trust funds. The amount of the deposit, together with any income earned thereon from the beginning of the month next following the date of the receipt by the Corporation of the proceeds of sale or redemption, less any taxes on the income and the reasonable costs of administration of the trust fund, shall be payable to the registered holder of the excess Voting Shares sold or redeemed on presentation and surrender by the registered holder to the Corporation or to the trust corporation to which the trust funds are transferred in accordance with section 9.6 of the certificate or certificates representing the excess Voting Shares if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent. A receipt signed by the registered holder shall be a complete discharge of the Corporation, or the trust corporation to which the trust funds are transferred in accordance with section 9.6, in respect of the trust funds and income earned on these trust funds paid to the registered holder.

9.2. From and after any deposit made under section 9.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess Voting Shares sold or redeemed, other than the right to obtain a certificate or other evidence of ownership representing the excess Voting Shares for the purpose only of tendering it to receive trust funds in respect of the excess Voting Shares sold or redeemed and to receive the trust funds on presentation and surrender of the certificate or certificates or other evidence of ownership satisfactory to the Corporation or its registrar and transfer agent representing the excess Voting Shares sold or redeemed.

9.3. If a part only of the Voting Shares represented by any certificate is sold or redeemed in accordance with section 7 or 8, respectively, the Corporation shall, on presentation and surrender of that certificate and at the expense and request of the registered holder, issue a new certificate representing the balance of the Voting Shares.

9.4. As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made under section 9.1, the Corporation shall send a notice to the registered holder of the excess Voting Shares sold or redeemed and the notice shall state:

9.4.1. that a specified number of Voting Shares has been sold or redeemed, as the case may be;

9.4.2. the amount of the net proceeds of sale or the redemption price, respectively;

9.4.3. the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale or the redemption price, respectively;

9.4.4. all other relevant particulars of the sale or redemption, respectively; and

9.4.5. that to receive the net proceeds of sale or the redemption price, the registered holder must present and surrender to the Corporation the certificate or certificates representing the excess Voting Shares so sold or redeemed if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent.

The accidental failure or omission to give the notice to the registered holder shall not affect the validity of the sale or redemption of Voting Shares completed in accordance with section 9.

9.5. For greater certainty, the Corporation may sell or redeem excess Voting Shares in accordance with section 7 or 8, respectively, despite the fact that the Corporation does not possess the certificate or certificates representing the excess Voting Shares at the time of the sale or redemption. If, in accordance with section 7, the Corporation sells excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares, the Corporation shall issue to the purchaser of such excess Voting Shares or its nominee a new certificate or certificates or other evidence of ownership representing the excess Voting Shares sold. If, in accordance with section 7 or section 8, the Corporation sells or redeems excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares and, after the sale or redemption, a person or company establishes that it is a bona fide purchaser of the excess Voting Shares sold or redeemed, then, subject to applicable law:

9.5.1. the excess Voting Shares beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by the Corporation, as the case may be, validly issued and outstanding Voting Shares in addition to the excess Voting Shares sold or redeemed; and

9.5.2. notwithstanding section 9.2, the Corporation is entitled to the trust funds deposited under section 9.2 and, in the case of a sale in accordance with section 7, shall add the amount of the deposit to the stated capital account for the class and series, if applicable, of Voting Shares issued.

9.6. The Corporation may transfer any trust fund established under this section 9 and its administration to a trust corporation in Canada registered as such under the laws of Canada, a province or a territory, and the Corporation is then discharged of all further liability in respect of the trust fund. The trust funds described in section 9.1 together with any income earned on the trust funds, less any taxes and reasonable costs of administration, that has not been claimed by the person or company entitled under section 9 to receive such proceeds of sale or redemption for a period of 10 years after the date of the sale or redemption is forfeited to the Ontario Crown.

10. EXCEPTIONS

10.1. Notwithstanding section 2, the share constraint does not apply in respect of Voting Shares that are held:

10.1.1. by one or more persons or companies acting in relation to the Voting Shares solely in their capacity as underwriters for the purpose of distributing the Voting Shares to the public;

10.1.2. by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Shares and does not otherwise exercise control or direction over such Voting Shares, but only in respect of such person or company or combination of persons or companies;

10.1.3. by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such shares by virtue of having realized on a security interest in the Voting Shares but who is in the process of disposing of the Voting Shares, for a reasonable period of time to be determined by a directors' determination to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Shares shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the share constraint; or

10.1.4. for greater certainty, by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

11. SAVING PROVISIONS

11.1. Notwithstanding any other provision of this Schedule "B":

11.1.1. the directors of the Corporation may choose by directors' determination to pay a dividend or to make any other distribution on Voting Shares that would otherwise be prohibited by any other provision of this Schedule "B" where there is a directors' determination that the contravention of the share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would be in the best interests of the Corporation to pay the dividend or make the distribution; and

11.1.2. where a dividend has not been paid or any other distribution has not been made on Voting Shares as a result of a directors' determination of a contravention of the share constraint, or where the amount of a dividend or any other distribution has been restored to the Corporation under subsection 4.3.2 as a result of a directors' determination of a contravention of the share constraint, the directors of the Corporation shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, respectively, if there is a subsequent directors' determination that no contravention occurred.

11.2. In the event that the Corporation suspends or redeems Voting Shares in accordance with section 6 or 8, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires Voting Shares, and the result of that action is that any person or company or any combination of persons or companies who, prior to that action, were not in contravention of the share constraint are, after that action, in contravention (the "Affected Shareholders"), then, notwithstanding any other provision of this Schedule "B",

11.2.1. subject to section 11.2.3, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Shares that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Shares will be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the share constraint, as determined by directors' determination;

11.2.2. the directors of the Corporation shall identify by directors' determination, the Affected Shareholders and the Corporation shall give written notice to each Affected Shareholder so identified, within fifteen (15) days of the directors' determination, of the fact that the Affected Shareholder is in contravention of the share constraint and is entitled to rely on the protection provided in section 11.2.1; and

11.2.3. the protection afforded to any Affected Shareholder in section 11.2.1 is effective from the date the Affected Shareholder is in contravention of the share constraint as a result of the actions of the Corporation described above, up to and including the date that is 180 days after that date.

The accidental failure or omission to give the notice referred to in section 11.2.2 to one or more of the Affected Shareholders shall not affect the validity of the provisions of this section 11.2.

11.3. Notwithstanding any other provision of this Schedule "B", a contravention of the share constraint shall have no consequences except those that are expressly provided for in this Schedule "B". For greater certainty but without limiting the generality of the foregoing:

11.3.1. no transfer, issue or ownership of, and no title to, Voting Shares;

11.3.2. no resolution of shareholders (except to the extent that the result is affected as a result of a directors' determination under subsection 4.3.1); and

11.3.3. no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the share constraint.

12. DIRECTORS' DETERMINATIONS

12.1. The directors of the Corporation shall have the sole right and authority to administer the provisions of this Schedule "B" and to make any determination required or contemplated under this Schedule "B". In so acting, the directors of the Corporation shall enjoy, in addition to the powers set out in this Schedule "B", all of the powers necessary or desirable, in their sole opinion, to carry out the intent and purpose of this Schedule "B" including, without limitation, the power to require:

12.1.1. the filing of a shareholder's declaration under section 13;

12.1.2. the production of all documents in the possession, power or control of the maker of the shareholder's declaration touching or concerning the subject of the shareholder's declaration, together with certification that such production has been made;

12.1.3. the response to such written interrogatories concerning the subject of the shareholder's declaration as the directors of the Corporation may determine to ask the maker of the shareholder's declaration; and

12.1.4. the attendance before the directors of the Corporation of the maker of the shareholder's declaration or such other persons or companies related thereto as the directors may determine, for the purpose of responding to questions from the directors of the Corporation concerning the subject of the shareholder's declaration.

12.2. In the event of a directors' determination that a person or company has failed to provide a complete, accurate and timely response to a request for information that the directors of the Corporation have made pursuant to their powers under section 12.1, the directors of the Corporation may draw an inference adverse to the interests of that person or company.

12.3. The directors of the Corporation shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Schedule "B" and, without limitation, if the directors of the Corporation consider that there are reasonable grounds for believing that a contravention of the share constraint has occurred or will occur, the directors of the Corporation shall make a determination with respect to the matter. All directors' determinations shall be conclusive, final and binding except to the extent modified by any subsequent directors' determination. Notwithstanding the foregoing, the directors of the Corporation may delegate, in whole or in part:

12.3.1. their power to make a directors' determination in respect of any particular matter to a committee of the board of directors of the Corporation; and

12.3.2. any of their other powers under this Schedule "B" in accordance with sections 127 and 133(a) of the OBCA.

12.4. In administering the provisions of this Schedule "B", including, without limitation in making any directors' determination required or contemplated under this Schedule "B", the directors of the Corporation shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise their business judgment. In this connection, the directors of the Corporation shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although the directors of the Corporation shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

12.5. The directors of the Corporation shall not be considered to be subject to a conflict of interest in administering the provisions of this Schedule "B" and there shall be no reasonable apprehension of bias by reason only that their own tenure as directors or officers of the Corporation could be affected directly or indirectly by a determination they are to make pursuant to the provisions of this Schedule 'B".

12.6. In administering the provisions of this Schedule "B", the directors of the Corporation may rely on any information on which the directors of the Corporation consider it reasonable to rely in the circumstances. Without limitation, the directors of the Corporation may rely upon any shareholder's declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

12.7. Provided that the directors of the Corporation have acted honestly and in good faith, no shareholder of the Corporation or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Schedule "B", and, for greater certainty, neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Schedule "B". To the extent that, in accordance with sections 12.1 or 12.3, any other person exercises the powers of the directors of the Corporation under these provisions, this section 12.7 applies *mutatis mutandis*.

12.8. Any directors' determination required or contemplated by this Schedule "B" shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted.

13. SHAREHOLDER'S DECLARATIONS

13.1. For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule "B", the directors of the Corporation may require that any registered holder or beneficial owner of Voting Shares, or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Share registered in the name of, or to have a share issued to, that person), file with the Corporation or its registrar and transfer agent a completed shareholder's declaration. The directors of the Corporation shall approve from time to time written guidelines with respect to the nature of the shareholder's declaration to be requested, the times at which shareholder's declarations are to be requested and any other relevant matters relating to shareholder's declarations.

13.2. A shareholder's declaration shall be in the form from time to time approved by the directors of the Corporation under section 13.1 and, without limitation, may be required to be in the form of a simple declaration in writing or a statutory declaration under the *Evidence Act* (Ontario). Without limitation, a shareholder's declaration may be required to contain information with respect to:

13.2.1. whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Shares or whether any other person or company is the beneficial owner of, or exercises control or direction over, those Voting Shares; and

13.2.2. whether the person or company is acting jointly or in concert with any other person or company, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

14. MISCELLANEOUS

14.1. The invalidity or unenforceability of any provision, in whole or in part, of this Schedule "B" for any reason shall not affect the validity or enforceability of any other provision or part thereof.

14.2. Subject to the OSA, the Regulation, the Ontario Orders and the Québec Undertakings, the directors of the Corporation may make, amend or repeal any rules or by-laws they deem necessary or appropriate to administer the share constraint.

14.3. In addition to dealing with registered holders of Voting Shares in the administration of the provisions of this Schedule "B", the directors of the Corporation and the Corporation may also deal with the beneficial owner of Voting Shares if the identity of the beneficial owner is known to the directors of the Corporation and the Corporation as a result of a directors' determination or otherwise.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act.*
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2008-Jun-11

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

TSX GROUP INC./GROUPE TSX INC.

(Name of Corporation) (If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si l'on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

By/
Par:

(Signature)
(Signature)

Senior Vice President, Legal and Business Affairs

(Description of Office)
(Fonction)

07119 (08/2005)

Restated Articles of Incorporation - TMX Group Inc.
December 10, 2014

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services / Ministère des Services gouvernementaux
Ontario

CERTIFICATE / CERTIFICAT
This is to certify that these articles are effective on / Ceci certifie que les présents statuts entrent en vigueur le

DECEMBER 1 0 DÉCEMBRE 2014

(17)

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

1539502

Form 5
Business Corporations Act

Formule 5
Loi sur les sociétés par action

RESTATED ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS MIS À JOUR

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT)

TMX GROUP INC./GROUPE TMX INC.

2. Date of incorporation/amalgamation:
Date de la constitutioon ou de la fusion

2002-08-23

Year, Month, Day / *année, mois, jour*

3. The address of the registered office is:
Adresse du siège social

130 KING STREET WEST

Street & Number or R.R. Number & if Multi-Office Building give Room No. /
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

TORONTO — ONTARIO — M5X 1J2

Name of Municipality or Post Office / *Nom de la municipalité ou du bureau de poste* — Postal Code/*Code postal*

4. Number of directors is: / *Nombre d'administrateurs :*
Fixed number / *Nombre fixe*:
OR minimum and maximum / ***OU*** *minimum et maximum*: 3 — 24

5. The director(s) is/are: / *Administrateur(s) :*

First name, middle names and surname *Prénom, autres prénoms et nom de famille*	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code *Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal*	Resident Canadian State 'Yes' or 'No' *Résident canadien Oui/Non*
Luc Bertrand	130 King Street West, Toronto, ON M5X 1J2	Yes
Denyse Chicoyne	130 King Street West, Toronto, ON M5X 1J2	Yes
Marie Giguere	130 King Street West, Toronto, ON M5X 1J2	Yes

5. **The director(s) is/are:**

First name, middle name and surname	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code	Resident Canadian State "Yes" or "No"
Louis Eccleston	130 King Street West, Toronto, ON M5X 1J2	No
George Gosbee	130 King Street West, Toronto, ON M5X 1J2	Yes
Jeffrey Heath	130 King Street West, Toronto, ON M5X 1J2	Yes
Martine Irman	130 King Street West, Toronto, ON M5X 1J2	Yes
Harry Jaako	130 King Street West, Toronto, ON M5X 1J2	Yes
Lise Lachapelle	130 King Street West, Toronto, ON M5X 1J2	Yes
William Linton	130 King Street West, Toronto, ON M5X 1J2	Yes
Jean Martel	130 King Street West, Toronto, ON M5X 1J2	Yes
Gerri Sinclair	130 King Street West, Toronto, ON M5X 1J2	Yes
Kevin Sullivan	130 King Street West, Toronto, ON M5X 1J2	Yes
Anthony Walsh	130 King Street West, Toronto, ON M5X 1J2	Yes
Eric Wetlaufer	130 King Street West, Toronto, ON M5X 1J2	No
Charles Winograd	130 King Street West, Toronto, ON M5X 1J2	Yes
Michael Wissell	130 King Street West, Toronto, ON M5X 1J2	Yes
Tom Woods	130 King Street West, Toronto, ON M5X 1J2	Yes

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pourvoirs de la société.

None

7. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

The Corporation is authorized to issue:

(a) an unlimited number of preference shares, issuable in series, to be designated as the "Preference Shares";

(b) an unlimited number of first series preference shares, to be designated the "Series 1 Preference Shares";

(c) an unlimited number of second series preference shares, to be designated the "Series 2 Preference Shares"; and

(d) an unlimited number of common shares, to be designated the "Common Shares".

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

See Schedule "A" annexed hereto as pages 3A to and included 3Y.

SCHEDULE "A"

1. PREFERENCE SHARES

1.1. Directors' Right to Issue One or More Series

The Preference Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form that series and shall, subject to limitations set out in the Articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preference Shares of that series, the whole subject to the filing with the Director (as defined in the *Business Corporations Act* (Ontario) (the "OBCA")) of Articles of Amendment containing a description of that series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

1.2. Ranking of the Preference Shares

1.2.1. The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Corporation, and shall be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

1.2.2. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation are not paid in full in respect of any series of the Preference Shares, the

Preference Shares of all series shall participate rateably in respect of those dividends in accordance with the sums that would be payable on those shares if all of those dividends were declared and paid in full, and in respect of that return of capital in accordance with the sums that would be payable on that return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all of those claims, the claims of the holders of the Preference Shares with respect to return of capital shall be paid and satisfied first and any assets then remaining shall be applied towards the payment and satisfaction of claims in respect of dividends.

1.2.3. The Preference Shares of any series may also be given any other preference not inconsistent with the rights, privileges, restrictions and conditions attached to the Preference Shares as a class over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares as may be determined in the case of that series of Preference Shares.

1.3. Voting Rights

Except as referred to below or as required by law or unless provision is made in the Articles of the Corporation relating to any series of Preference Shares that the series is entitled to vote, the holders of the Preference Shares shall not be entitled as such to receive notice of, to attend or vote at any meeting of the shareholders of the Corporation.

1.4. Amendment with Approval of Holders of the Preference Shares

The rights, privileges, restrictions and conditions attached to the Preference Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preference Shares given as specified below.

1.5. Approval of Holders of the Preference Shares

1.5.1. The approval of the holders of the Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preference Shares as a class or in respect of any other matter requiring the consent of the holders of the Preference Shares may be given in any manner as may then be required by law, subject to a minimum requirement that the approval be given by resolution signed by all the holders of the Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Preference Shares duly called and held for that purpose.

1.5.2. The formalities to be observed with respect to the giving of any notice of any meeting or any adjourned meeting, the quorum required for the meeting and the conduct of the meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the OBCA as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Preference Shares as a class, or at any joint meeting of the holders of two or more series of Preference Shares, each holder of Preference Shares entitled to vote at the meeting shall have one vote in respect of each $1.00 of the issue price of each Preference Share held, or if every series of Preference Shares is convertible into or exchangeable for Common Shares, each holder shall have one vote in respect of each Common Share into which that holder's Preference Shares are convertible or exchangeable.

2. SERIES 1 PREFERENCE SHARES

The first series of Preference Shares shall consist of an unlimited number of Preference Shares, which shall be designated as Redeemable Retractable Preference Shares, Series 1 (hereinafter referred to as the "Series 1 Preference Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference

Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1. Consideration for Issue

The consideration for the issue of each Series 1 Preference Share shall be $1.

2.2. Dividends

2.2.1. Payment of Dividends

The holders of the Series 1 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation, subject to the insolvency provisions of applicable law, non-cumulative dividends in such amounts as determined by the board of directors of the Corporation in its sole discretion. Dividends will be paid to holders of Series 1 Preference Shares appearing on the securities register of the Corporation on such date as may be determined by the board of directors of the Corporation (each a "**Dividend Payment Date**"). Subject to Section 2.6 below, dividends may be declared on the Series 1 Preference Shares without regard to the declaration or payment of any dividend on the Junior Shares, and dividends may be declared on any of the Junior Shares without regard to the declaration or payment of any dividend on the Series 1 Preference Shares.

2.2.2. Method of Payment

Cheques payable in lawful money of Canada at any branch in Canada of the Corporation's bankers shall be issued in respect of the dividends on the Series 1 Preference Shares (less any tax required to be withheld by the Corporation), provided that the Corporation and any particular holder of Series 1 Preference Shares may agree on some other means for payment of dividends to such holder. Dividends on the Series 1 Preference Shares shall be paid as hereinafter provided to the holders of Series 1 Preference Shares appearing on the Corporation's register of such holders at the close of business on such day (which shall not be more than 10 days preceding the date fixed for the payment of such dividend) as may be determined in advance from time to time by the board of directors of the Corporation or, if no such date is so determined, at the close of business on the date on which the board of directors pass the resolution relating to the payment of such dividend. The mailing from the Corporation's registered office or the principal office of the registrar in Toronto, Ontario for the Series 1 Preference Shares, by prepaid first class mail, on or before any Dividend Payment Date of such a cheque to a holder of Series 1 Preference Shares, shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.3. Redemption

2.3.1. Optional Redemption

Subject to the provisions of this Article 2.3 and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 1 Preference Shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time all, or from time to time any part, of the then outstanding Series 1 Preference Shares on payment for each share to be redeemed of $1(the "**Redemption Amount**") together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date (the whole constituting and being herein referred to as the "**Redemption Price**").

2.3.2. Partial Redemption

In case a part only of the Series 1 Preference Shares is to be redeemed at any time, the shares to be redeemed shall be selected by lot or some other random selection method as the board of directors of the Corporation in its sole discretion determines, or in such other manner as the board of directors of the Corporation in its sole discretion determines to be equitable. If a part only of the Series 1 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

2.3.3. Method of Redemption

In any case of redemption of Series 1 Preference Shares, the Corporation shall, at least 30 days before the date specified for redemption, send by prepaid first class mail or deliver to each person who at the date of mailing or delivery is a holder of Series 1 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 1 Preference Shares. Such notice shall be mailed or delivered to each holder of Series 1 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then to the last address of such holder known to the Corporation. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but if such failure or omission is discovered notice as aforesaid shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 1 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places in Canada at which holders of Series 1 Preference Shares may present and surrender the certificate or certificates representing such shares for redemption.

On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Series 1 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places in Canada specified in the notice of redemption, of the certificate or certificates representing the Series 1 Preference Shares called for redemption. Payment in respect of Series 1 Preference Shares being redeemed shall be made by cheque payable to the respective holders thereof in lawful money of Canada at any branch in Canada of the Corporation's bankers or in a manner agreed to by the Corporation and the holders of the Series 1 Preference Shares to be redeemed.

The Corporation shall have the right, at any time after the mailing or delivery of notice of its intention to redeem Series 1 Preference Shares, to deposit the Redemption Price of the Series 1 Preference Shares so called for redemption, or of such of the Series 1 Preference Shares which are represented by certificates which have not, at the date of such deposit, been surrendered by the holders thereof in connection with such redemption, in a separate account in any chartered bank or trust company in Canada named in the redemption notice or in a subsequent notice in writing to the holders of the Series 1 Preference Shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of the Series 1 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of their respective Series 1 Preference Shares being redeemed upon presentation and surrender of the certificate or certificates representing such shares. Any interest allowed on any such deposit shall belong to the Corporation.

From and after the date specified for redemption in any notice of redemption, the Series 1 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in any distribution of the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates representing such shares in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a separate account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

2.3.4. Adjustment of Redemption Amount

The aggregate Redemption Amount of the issued Series 1 Preference Shares is intended to be equal to the fair market value (the "**Fair Market Value**") of the property exchanged therefore (the "**Exchanged Property**") on the date of such exchange. In the event that a holder of Series 1 Preference Shares desires to establish that an adjustment to the Redemption Amount is required by reason of the Fair Market Value of the Exchanged Property being greater or less than such aggregate Redemption Amount, the holder shall notify the directors of the Corporation, who shall consider and determine whether or not the Redemption Amount is required to be increased or decreased, as the case may be, in order to reflect the Fair Market Value of the Exchanged Property properly and, if so required, the directors of the Corporation shall, by resolution, adjust the Redemption Amount of the Series 1 Preference Shares so that Redemption Amount shall be increased (or decreased) by a quotient obtained when the amount by which the Fair Market Value of the Exchanged Property is increased (or decreased) is divided by the number of Series 1 Preference Shares issued in exchange for the Exchanged Property. Any such adjustment pursuant to this Section 2.3.4 shall apply retroactively, to the extent necessary, and shall increase or reduce accordingly, as the case may be, the Redemption Amount for all purposes, and the Corporation and the holders or former holders of the Series 1 Preference Shares shall make appropriate adjustments with respect to any transactions relating to the Series 1 Preference Shares which have taken place and which have been affected by the said adjustments to the Fair Market Value and to the Redemption Amount.

2.4. Retraction Privilege

2.4.1. Purchase Obligation

Subject to this Article 2.4, any holder of Series 1 Preference Shares is entitled at any time or times after the date of issue thereof to require the Corporation to redeem some or all of the Series 1 Preference Shares held by such holder. If any Series 1 Preference Shares are tendered for retraction, the Corporation shall redeem the tendered Series 1 Preference Shares in accordance with Article 2.3. The Series 1 Preference Shares shall be redeemed in such manner as the board of directors of the Corporation, in its sole discretion, determines to be equitable.

2.4.2. Retraction Procedure

Any holder of Series 1 Preference Shares that wishes for the Corporation to redeem some or all of such holder's Series 1 Preference Shares shall, at least 30 days before the date for retraction, as specified in the Notice of Retraction (as defined below) (the "**Retraction Date**"), send by prepaid first class mail or deliver to the Corporation a notice in writing describing the above retraction privilege, setting forth the date specified for redemption of such holder's Series 1 Preference Shares (the "**Notice of Retraction**").

The Corporation shall redeem Series 1 Preference Shares duly tendered pursuant to the above retraction privilege at a price equal to the Redemption Amount, together with an amount equal to all dividends accrued and unpaid thereon up to the Retraction Date (the whole constituting and being herein referred to as the "**Retraction Price**"). In order to elect to have the Corporation redeem Series 1 Preference Shares pursuant to the above retraction privilege, a holder of Series 1 Preference Shares must, on or before the date for deposit by the holder of tendering Series 1 Preference Shares, as determined by the board of directors of the Corporation (the "**Deposit Date**"), tender to the Corporation, at its registered office, at any place at which the Series 1 Preference Shares may be transferred or at such other place or places in Canada as shall have been specified in the Notice of Retraction given by the holder of the Series 1 Preference Shares to the Corporation, the certificate or certificates representing the Series 1 Preference Shares which the holder wishes the Corporation to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Corporation to the holder on or before the Retraction Date. In the event that payment of the Retraction Price is not made by the Corporation on or before the Retraction Date, the

Corporation shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

Subject to Section 2.4.3, the Corporation shall redeem all the Series 1 Preference Shares tendered pursuant to the above retraction privilege. If a holder of Series 1 Preference Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 1 Preference Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Corporation in writing as to the number of Series 1 Preference Shares with respect to which tender is being made, and the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new certificate representing the Series 1 Preference Shares which are not being tendered.

The provisions of Article 2.3 shall apply to any redemption pursuant to this Article 2.4 except to the extent that such provisions are inconsistent with the provisions of this Article 2.4.

2.4.3. Retraction Subject to Applicable Law

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 1 Preference Shares, the Corporation is not permitted to redeem all of the Series 1 Preference Shares duly tendered pursuant to the above retraction privilege, the Corporation shall redeem only the maximum number of Series 1 Preference Shares (rounded to the next lower multiple of 1,000 shares) which the board of directors of the Corporation determines the Corporation is then permitted to redeem. Such redemption shall be made pro rata, disregarding fractions of shares, from each holder of tendered Series 1 Preference Shares according to the number of Series 1 Preference Shares tendered for redemption by each such holder and the Corporation shall issue and deliver to each such holder at the expense of the Corporation a new certificate representing the Series 1 Preference Shares not redeemed by the Corporation.

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 1 Preference Shares, the Corporation fails to redeem all of the Series 1 Preference Shares duly tendered pursuant to the above retraction privilege, then the Corporation shall redeem on each Retraction Date thereafter, from Series 1 Preference Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Date in the same manner as set forth in Section 2.4.2, the lesser of (i) the number of Series 1 Preference Shares so tendered, and (ii) the number of Series 1 Preference Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each holder of tendered Series 1 Preference Shares according to the number of Series 1 Preference Shares tendered by each such holder) which the board of directors of the Corporation determines the Corporation is then permitted to redeem. The Corporation shall be under no obligation to give any notice to the holders of Series 1 Preference Shares in respect of the redemptions provided for in this paragraph.

So long as the board of directors of the Corporation has acted in good faith in making any of the determinations referred to above as to the number of Series 1 Preference Shares which the Corporation is permitted at any time to redeem, neither the Corporation nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

2.5. Voting Rights

Except as required by law, the holders of the Series 1 Preference Shares as a series shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

2.6. Restricted Share Payments

Notwithstanding Section 2.2.1. above, the Corporation may make, at any time or from time to time, a Restricted Share Payment in any financial year, regardless of whether the Corporation has or has not paid or transferred in that financial year any money or other property in respect of any dividend on, reduction of the stated capital of, redemption, purchase or other acquisition of, or other distribution on, the Series 1 Preference Shares, if, but only if, at the time the Corporation becomes obligated to make the Restricted Share Payment the directors determine that, immediately after giving effect thereto, the Corporation could redeem, in compliance with all relevant provisions in respect thereof contained in the *Business Corporations Act* (Ontario), all, but not less than all, of the issued and outstanding Series 1 Preference Shares of the Corporation by the payment in full of the redemption price for such shares. For purposes of this Section 2.7, "Restricted Share Payment" means a payment or transfer by the Corporation of any money or other property in respect of any dividend on, reduction of stated capital of, redemption of, purchase or other acquisition of, or other distribution on, the Junior Shares or warrants, rights or options to purchase Junior Shares.

2.7. Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 1 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $1 for each Series 1 Preference Share held by them respectively, plus an amount equal to all dividends declared and unpaid thereon up to the date of payment, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of shares of any class of the Corporation ranking as to capital junior to the Series 1 Preference Shares. After payment to the holders of the Series 1 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

2.8. Interpretation

2.8.1. In the event that any date on which any dividend on the Series 1 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation or the holders of Series 1 Preference Shares hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

2.8.2. For the purpose of these share provisions:

2.8.2.1. **"Business Day"** means a day other than Saturday, Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation's registered office is located;

2.8.2.2. **"Junior Share"** means a common share of the Corporation, or any other share of the Corporation ranking junior to the Series 1 Preference Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

2.8.2.3. **"ranking as to capital"** means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

2.9. Amendment

The rights, privileges, restrictions and conditions attached to the Series 1 Preference Shares may be added to, changed or removed by Articles of Amendment, but only with the approval of the holders of the Series 1 Preference Shares given as hereinafter specified in addition to any vote or authorization required by law.

2.10. Approval of Holders of the Series 1 Preference Shares

The approval of the holders of the Series 1 Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Series 1 Preference Shares as a series or in respect of any other matter requiring the consent of the holders of the Series 1 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Series 1 Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Series 1 Preference Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the *Business Corporations Act* (Ontario) as in force at the time of the meeting or as otherwise required by law. On every poll taken at every meeting of holders of Series 1 Preference Shares as a series, each holder of Series 1 Preference Shares entitled to vote thereat shall have one vote in respect of each Series 1 Preference Share held.

3. SERIES 2 PREFERENCE SHARES

The first series of Preference Shares shall consist of an unlimited number of Preference Shares, which shall be designated as Redeemable Retractable Preference Shares, Series 2 (hereinafter referred to as the "Series 2 Preference Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

3.1. Consideration for Issue

The consideration for the issue of each Series 2 Preference Share shall be $1.

3.2. Dividends

3.2.1. Payment of Dividends

The holders of the Series 2 Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the board of directors of the Corporation, subject to the insolvency provisions of applicable law, non-cumulative dividends in such amounts as determined by the board of directors of the Corporation in its sole discretion. Dividends will be paid to holders of Series 2 Preference Shares appearing on the securities register of the Corporation on such date as may be determined by the board of directors of the Corporation (each a "**Dividend Payment Date**"). Subject to Section 3.6 below, dividends may be declared on the Series 2 Preference Shares without regard to the declaration or payment of any dividend on the Junior Shares, and dividends may be declared on any of the Junior Shares without regard to the declaration or payment of any dividend on the Series 2 Preference Shares.

3.2.2. Method of Payment

Cheques payable in lawful money of Canada at any branch in Canada of the Corporation's bankers shall be issued in respect of the dividends on the Series 2 Preference Shares (less any tax required to be withheld by the Corporation), provided that the Corporation and any particular holder of Series 2 Preference Shares may agree on some other means for payment of dividends to such holder. Dividends on the Series 2 Preference Shares shall be paid as hereinafter provided to the holders of Series 2 Preference Shares appearing on the Corporation's register of such holders at the close of business on such day (which shall not be more than 10 days preceding the date fixed for the payment of such dividend) as may be determined in advance from time to time by the board of directors of the Corporation or, if no such date is so determined, at the close of business on the date on which the board of directors pass the resolution relating to the payment of such dividend. The mailing from the Corporation's registered office or the principal office of the registrar in Toronto, Ontario for the Series 2 Preference Shares, by prepaid first class mail, on or before any Dividend Payment Date of such a cheque to a holder of Series 2 Preference Shares, shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

3.3. Redemption

3.3.1. Optional Redemption

Subject to the provisions of this Article 3.3 and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 2 Preference Shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time all, or from time to time any part, of the then outstanding Series 2 Preference Shares on payment for each share to be redeemed of $1 (the "**Redemption Amount**") together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date (the whole constituting and being herein referred to as the "**Redemption Price**").

3.3.2. Partial Redemption

In case a part only of the Series 2 Preference Shares is to be redeemed at any time, the shares to be redeemed shall be selected by lot or some other random selection method as the board of directors of the Corporation in its sole discretion determines, or in such other manner as the board of directors of the Corporation in its sole discretion determines to be equitable. If a part only of the Series 2 Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

3.3.3. Method of Redemption

In any case of redemption of Series 2 Preference Shares, the Corporation shall, at least 30 days before the date specified for redemption, send by prepaid first class mail or deliver to each person who at the date of mailing or delivery is a holder of Series 2 Preference Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 2 Preference Shares. Such notice shall be mailed or delivered to each holder of Series 2 Preference Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then to the last address of such holder known to the Corporation. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but if such failure or omission is discovered notice as aforesaid shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 2 Preference Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places in Canada at which holders of Series 2 Preference Shares may present and surrender the certificate or certificates representing such shares for redemption.

On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Series 2 Preference Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places in Canada specified in the notice of redemption, of the certificate or certificates representing the Series 2 Preference Shares called for redemption. Payment in respect of Series 2 Preference Shares being redeemed shall be made by cheque payable to the respective holders thereof in lawful money of Canada at any branch in Canada of the Corporation's bankers or in a manner agreed to by the Corporation and the holders of the Series 2 Preference Shares to be redeemed.

The Corporation shall have the right, at any time after the mailing or delivery of notice of its intention to redeem Series 2 Preference Shares, to deposit the Redemption Price of the Series 2 Preference Shares so called for redemption, or of such of the Series 2 Preference Shares which are represented by certificates which have not, at the date of such deposit, been surrendered by the holders thereof in connection with such redemption, in a separate account in any chartered bank or trust company in Canada named in the redemption notice or in a subsequent notice in writing to the holders of the Series 2 Preference Shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of the Series 2 Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Preference Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of their respective Series 2 Preference Shares being redeemed upon presentation and surrender of the certificate or certificates representing such shares. Any interest allowed on any such deposit shall belong to the Corporation.

From and after the date specified for redemption in any notice of redemption, the Series 2 Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in any distribution of the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates representing such shares in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a separate account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

3.3.4. Adjustment of Redemption Amount

The aggregate Redemption Amount of the issued Series 2 Preference Shares is intended to be equal to the fair market value (the "**Fair Market Value**") of the property exchanged therefore (the "**Exchanged Property**") on the date of such exchange. In the event that a holder of Series 2 Preference Shares desires to establish that an adjustment to the Redemption Amount is required by reason of the Fair Market Value of the Exchanged Property being greater or less than such aggregate Redemption Amount, the holder shall notify the directors of the Corporation, who shall consider and determine whether or not the Redemption Amount is required to be increased or decreased, as the case may be, in order to reflect the Fair Market Value of the Exchanged Property properly and, if so required, the directors of the Corporation shall, by resolution, adjust the Redemption Amount of the Series 2 Preference Shares so that Redemption Amount shall be increased (or decreased) by a quotient obtained when the amount by which the Fair Market Value of the Exchanged Property is increased (or decreased) is divided by the number of Series 2 Preference Shares issued in exchange for the Exchanged Property. Any such adjustment pursuant to this Section 3.3.4 shall apply retroactively, to the extent necessary, and shall increase or reduce accordingly, as the case may be, the Redemption Amount for all purposes, and the Corporation and the holders or former holders of the Series 2 Preference Shares shall make appropriate adjustments with respect to any transactions relating to the Series 2 Preference Shares which have taken place and which have been affected by the said adjustments to the Fair Market Value and to the Redemption Amount.

3.4. Retraction Privilege

3.4.1. Purchase Obligation

Subject to this Article 3.4, any holder of Series 2 Preference Shares is entitled at any time or times after the date of issue thereof to require the Corporation to redeem some or all of the Series 2 Preference Shares held by such holder. If any Series 2 Preference Shares are tendered for retraction, the Corporation shall redeem the tendered Series 2 Preference Shares in accordance with Article 3.3. The Series 2 Preference Shares shall be redeemed in such manner as the board of directors of the Corporation, in its sole discretion, determines to be equitable.

3.4.2. Retraction Procedure

Any holder of Series 2 Preference Shares that wishes for the Corporation to redeem some or all of such holder's Series 2 Preference Shares shall, at least 30 days before the date for retraction, as specified in the Notice of Retraction (as defined below) (the "**Retraction Date**"), send by prepaid first class mail or deliver to the Corporation a notice in writing describing the above retraction privilege, setting forth the date specified for redemption of such holder's Series 2 Preference Shares (the "**Notice of Retraction**").

The Corporation shall redeem Series 2 Preference Shares duly tendered pursuant to the above retraction privilege at a price equal to the Redemption Amount, together with an amount equal to all dividends accrued and unpaid thereon up to the Retraction Date (the whole constituting and being herein referred to as the "**Retraction Price**"). In order to elect to have the Corporation redeem Series 2 Preference Shares pursuant to the above retraction privilege, a holder of Series 2 Preference Shares must, on or before the date for deposit by the holder of tendering Series 2 Preference Shares, as determined by the board of directors of the Corporation (the "**Deposit Date**"), tender to the Corporation, at its registered office, at any place at which the Series 2 Preference Shares may be transferred or at such other place or places in Canada as shall have been specified in the Notice of Retraction given by the holder of the Series 2 Preference Shares to the Corporation, the certificate or certificates representing the Series 2 Preference Shares which the holder wishes the Corporation to redeem. Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Corporation to the holder on or before the Retraction Date. In the event that payment of the Retraction Price is not made by the Corporation on or before the Retraction Date, the Corporation shall forthwith thereafter return the holder's deposited share certificate or certificates to the holder.

Subject to Section 3.4.3, the Corporation shall redeem all the Series 2 Preference Shares tendered pursuant to the above retraction privilege. If a holder of Series 2 Preference Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series 2 Preference Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Corporation in writing as to the number of Series 2 Preference Shares with respect to which tender is being made, and the Corporation shall issue and deliver to such holder, at the expense of the Corporation, a new certificate representing the Series 2 Preference Shares which are not being tendered.

The provisions of Article 3.3 shall apply to any redemption pursuant to this Article 3.4 except to the extent that such provisions are inconsistent with the provisions of this Article 3.4.

3.4.3. Retraction Subject to Applicable Law

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 2 Preference Shares, the Corporation is not permitted to redeem all of the Series 2 Preference Shares duly tendered pursuant to the above retraction privilege, the Corporation shall redeem only the maximum number of Series 2 Preference Shares (rounded to the next lower multiple of 1,000 shares) which the board of directors of the Corporation determines the Corporation is then permitted to redeem. Such redemption shall be made pro rata, disregarding fractions of shares, from each holder of tendered Series 2 Preference Shares according to the number of Series 2 Preference Shares tendered for redemption by each such holder and the Corporation shall issue and deliver to each such holder at the expense of the Corporation a new certificate representing the Series 2 Preference Shares not redeemed by the Corporation.

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series 2 Preference Shares, the Corporation fails to redeem all of the Series 2 Preference Shares duly tendered pursuant to the above retraction privilege, then the Corporation shall redeem on each Retraction Date thereafter, from Series 2 Preference Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Retraction Date in the same manner as set forth in Section 2.4.2, the lesser of (i) the number of Series 2 Preference Shares so tendered, and

(ii) the number of Series 2 Preference Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each holder of tendered Series 2 Preference Shares according to the number of Series 2 Preference Shares tendered by each such holder) which the board of directors of the Corporation determines the Corporation is then permitted to redeem. The Corporation shall be under no obligation to give any notice to the holders of Series 2 Preference Shares in respect of the redemptions provided for in this paragraph.

So long as the board of directors of the Corporation has acted in good faith in making any of the determinations referred to above as to the number of Series 2 Preference Shares which the Corporation is permitted at any time to redeem, neither the Corporation nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

3.5. Voting Rights

Except as required by law, the holders of the Series 2 Preference Shares as a series shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

3.6. Restricted Share Payments

Notwithstanding Section 3.2.1. above, the Corporation may make, at any time or from time to time, a Restricted Share Payment in any financial year, regardless of whether the Corporation has or has not paid or transferred in that financial year any money or other property in respect of any dividend on, reduction of the stated capital of, redemption, purchase or other acquisition of, or other distribution on, the Series 2 Preference Shares, if, but only if, at the time the Corporation becomes obligated to make the Restricted Share Payment the directors determine that, immediately after giving effect thereto, the Corporation could redeem, in compliance with all relevant provisions in respect thereof contained in the *Business Corporations Act* (Ontario), all, but not less than all, of the issued and outstanding Series 2 Preference Shares of the Corporation by the payment in full of the redemption price for such shares. For purposes of this Section

3.7, "Restricted Share Payment" means a payment or transfer by the Corporation of any money or other property in respect of any dividend on, reduction of stated capital of, redemption of, purchase or other acquisition of, or other distribution on, the Junior Shares or warrants, rights or options to purchase Junior Shares.

3.7. Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 2 Preference Shares shall be entitled to receive from the assets of the Corporation a sum equal to $1 for each Series 2 Preference Share held by them respectively, plus an amount equal to all dividends declared and unpaid thereon up to the date of payment, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of shares of any class of the Corporation ranking as to capital junior to the Series 2 Preference Shares. After payment to the holders of the Series 2 Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

3.8. Interpretation

3.8.1. In the event that any date on which any dividend on the Series 2 Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation or the holders of Series 2 Preference Shares hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

3.8.2. For the purpose of these share provisions:

3.8.2.1. **"Business Day"** means a day other than Saturday, Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation's registered office is located;

3.8.2.2. **"Junior Share"** means a common share of the Corporation, or any other share of the Corporation ranking junior to the Series 2 Preference Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

3.8.2.3. **"ranking as to capital"** means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

3.9. Amendment

The rights, privileges, restrictions and conditions attached to the Series 2 Preference Shares may be added to, changed or removed by Articles of Amendment, but only with the approval of the holders of the Series 2 Preference Shares given as hereinafter specified in addition to any vote or authorization required by law.

3.10. Approval of Holders of the Series 2 Preference Shares

The approval of the holders of the Series 2 Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Series 2 Preference Shares as a series or in respect of any other matter requiring the consent of the holders of the Series 2 Preference Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Series 2 Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Series 2 Preference Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the *Business Corporations Act* (Ontario) as in force at the time of the meeting or as otherwise required by law. On every poll taken at every meeting of holders of Series 2 Preference Shares as a series, each holder of Series 2 Preference Shares entitled to vote thereat shall have one vote in respect of each Series 2 Preference Share held.

4. COMMON SHARES

4.1. Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation except meetings at which only the holders of another class or series are entitled to vote separately as a class or series, and shall be entitled to one vote at all those meetings in respect of each Common Share held.

4.2. Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the holders of the Common Shares shall, at the discretion of the directors, be entitled to receive any dividends declared and payable by the Corporation on the Common Shares.

4.3. Liquidation, Dissolution or Winding-Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining assets of the Corporation.

9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

N/A

10. Other provisions (if any):
Autres dispositions, s'il y a lieu :

N/A

11. These restated articles of incorporation correctly set out the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation and all the amendments thereto.
Les présents statuts constitutifs mis à jour énoncent correctement les dispositions correspondantes des statuts constitutifs telles qu'elles sont modifiées et remplacent les statuts constitutifs et les modifications qui y ont été apportées.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

TMX GROUP INC./GROUPE TMX INC.

Name of Corporation / *Dénomination sociale de la société*

By/
Par

Signature / *Signature*

SHARON C. PEL

Print name of signatory / *Nom du signataire en lettres moulées*

SENIOR VICE PRESIDENT, GROUP HEAD OF LEGAL AND BUSINESS AFFAIRS

Description of Office / *Fonction*

These articles **must** be signed by an officer or director of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).

TMX Group Amended and Restated By-Law _December 5, 2012_.pdf

AMENDED AND RESTATED BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of

TMX GROUP INC.
(or GROUPE TMX INC.)

TABLE OF CONTENTS

BE IT ENACTED as a by-law of the Corporation effective December 5, 2012 as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions.

(1) In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Business Corporations Act, R.S.O. 1990, c. B.16* and any statute that may be substituted therefor, as from time to time amended, and includes the regulations thereunder from time to time.

"affiliate" shall have the meaning ascribed thereto under the Securities Act.

"appoint" includes "elect" and vice versa.

"Articles" means the articles on which is endorsed the certificate of incorporation of the Corporation, as from time to time amended or restated.

"associate" shall have the meaning ascribed thereto under the Securities Act.

"board" means the board of directors of the Corporation and "director" means a member of the board.

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect.

"cheque" includes a draft.

"Commission" means the Ontario Securities Commission or any successor thereto.

"Corporation" means the corporation incorporated under the Act on August 23, 2002 by the said certificate endorsed on the Articles and named TSX Group Inc. (or, in French, Groupe TSX Inc.).

"day" means a clear day and a period of days shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday.

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders.

"person" means an individual, partnership, unincorporated organization, association or syndicate, trust, trustee, executor, administrator, or other legal representative.

"recorded address" means in the case of a shareholder, the shareholder's address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; in the case of an officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation; and, in the case of a director, his or her latest address as recorded in the records of the Corporation or in the most recent notice filed under the *Corporations Information Act, R.S.O.* 1990, c. C.39, whichever is the more current.

"Securities Act" means the *Securities Act, R.S.O. 1990, c. S.5* and any statute that may be substituted therefor, as from time to time amended, and includes the regulations, rules and orders issued thereunder from time to time.

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to Section 2.4.

(2) Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders.

(3) The division of this by-law into separate articles, sections, subsections and clauses, the provision of a table of contents and index thereto, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this by-law.

(4) All times mentioned in this by-law shall be local time in Toronto on the date concerned, unless the subject matter or context otherwise requires.

ARTICLE 2
BUSINESS OF THE CORPORATION

Section 2.1 Registered Office.

Until changed in accordance with the Act, the registered office of the Corporation shall be in the municipality or geographic township within Ontario initially specified in the Articles.

Section 2.2 Corporate Seal.

Until changed by the board, the corporate seal of the Corporation shall be in the form impressed hereon.

Section 2.3 Financial Year.

Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

Section 2.4 Execution of Instruments.

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two officers or directors of the Corporation. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

Section 2.5 Banking Arrangements.

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

Section 2.6 Voting Rights In Other Bodies Corporate.

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

Section 2.7 Divisions.

The board may cause the business and operations of the Corporation or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the board may consider appropriate in each case. From time to time the board or, if authorized by the board, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a) Sub-Division and Consolidation. The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) Name. The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(c) Officers. The appointment of officers for any such division or subunit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

ARTICLE 3
DIRECTORS

Section 3.1 Number of Directors and Quorum.

Until changed in accordance with the Act the board shall consist of such number of directors within the minimum and maximum number of directors provided for in the Articles as is determined by special resolution or, if such special resolution empowers the board to determine the number, by a resolution of the board. Subject to the Act, the quorum for the transaction of business at any meeting of the board shall consist of two-thirds of the number of directors determined in the manner set forth above or such other number of directors as the board may from time to time determine, including two directors who satisfy the criteria for public venture expertise set out in the undertakings of the Corporation to the British Columbia Securities Commission and the Alberta Securities Commission dated July 31, 2012 (as the same may be amended, supplemented or replaced from time to time). If the Corporation has fewer than three directors, all directors must be present to constitute a quorum.

Section 3.2 Action by the Board.

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to the Act, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

Section 3.3 Meeting by Telephone.

Subject to the Act, if all the directors of the Corporation present at or participating in a meeting consent, a meeting of the board or of a committee of the board may be held by means of telephone, electronic or other communication facilities, and a director participating in such a meeting by such means is deemed for the purposes of the Act to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

Section 3.4 Place of Meetings.

Meetings of the board may be held at any place within or outside Ontario and, in any financial year of the Corporation, a majority of the meetings of the board need not be held in Canada.

Section 3.5 Calling of Meetings.

Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, or any two directors may determine.

Section 3.6 Notice of Meeting.

Notice of the time and place of each meeting of the board shall be given in the manner provided in Section 10.1 to each director not less than forty-eight hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may in any manner and at any time waive a notice of or otherwise consent to a meeting of the board and, subject to the Act, attendance of a director at a meeting of the board is a waiver of notice of the meeting.

Section 3.7 First Meeting of New Board.

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

Section 3.8 Adjourned Meeting.

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

Section 3.9 Regular Meetings.

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

Section 3.10 Chair of Meetings of the Board.

The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the board, vice-chair of the board, the chief executive officer or the president. If no such officer is present, the directors present shall choose one of their number to be chair.
Section 3.11 Votes to Govern.

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

Section 3.12 Conflict of Interest.

Directors and officers of the Corporation shall comply with the conflict of interest provisions in the Act.

Section 3.13 Remuneration and Expenses.

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

Section 3.14 Applicable Legislation

For greater certainty, the provisions of this Article 3 are subject to any applicable law relating to the board, including without limitation the Securities Act.

ARTICLE 4
COMMITTEES

Section 4.1 Committees of the Board.

The board may appoint from their number one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

Section 4.2 Transaction of Business.

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.4.

Section 4.3 Advisory Bodies.

The board may from time to time appoint such advisory bodies as it may deem advisable.

Section 4.4 Procedure.

Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chair, and to regulate its procedure.

ARTICLE 5
OFFICERS

Section 5.1 Appointment.

The board may from time to time appoint a chair of the board, a vice-chair of the board, chief executive officer, one or more presidents (to which title may be added words indicating seniority or function), one or more vice-presidents (to which title may be added words indicating seniority or function), a chief financial officer, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act and the Securities Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 5.2, an officer may but need not be a director and one person may hold more than one office.

Section 5.2 Chair and Vice-Chair of the Board.

The board may from time to time appoint a chair of the board and a vice-chair of the board who shall be directors and may not be chief executive officer. If appointed, the board may assign to them any of the powers and duties that are by any provisions of this by-law assigned to the chief executive officer, and they shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chair of the board, his or her duties shall be performed and his or her powers exercised by the vice-chair of the board.

Section 5.3 Chief Executive Officer.

The board may from time to time appoint a chief executive officer. If appointed, he or she shall, subject to the authority of the board, have general supervision of the business and affairs of the Corporation; and he or she shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

Section 5.4 President.

A president shall have such powers and duties as the board may specify.

Section 5.5 Vice-President.

A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

Section 5.6 Chief Financial Officer.

The chief financial officer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as chief financial officer and of the financial position of the Corporation; and he or she shall have such other powers and duties as the board or the chief executive officer may specify.

Section 5.7 Secretary.

The secretary shall attend and be the secretary of all meetings of the board (or arrange for another individual to so act), shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he or she shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents, and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board or the chief executive officer may specify.

Section 5.8 Treasurer.

The treasurer shall have such powers and duties as the board or the chief executive officer may specify.

Section 5.9 Powers and Duties of Other Officers.

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

Section 5.10 Variation of Powers and Duties.

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

Section 5.11 Term of Office.

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract with the Corporation. Otherwise each officer appointed by the board shall hold office until his or her successor is appointed, or until his or her earlier resignation.

Section 5.12 Terms of Employment and Remuneration.

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time or by a committee of the board appointed for that purpose.

Section 5.13 Agents and Attorneys.

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit, subject to the provisions of the Act.

ARTICLE 6
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 6.1 Limitation of Liability.

Every director and officer of the Corporation in exercising his powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, neglects or defaults of any other director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or any other applicable law or from liability for any breach thereof.

Section 6.2 Indemnity.

The Corporation shall indemnify all persons in such circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3 Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 for such liabilities and in such amounts as the board may from time to time determine and as are permitted by the Act.

ARTICLE 7
SHARES

Section 7.1 Allotment of Shares.

Subject to the Securities Act, the Act and the Articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

Section 7.2 Commissions.

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any
such shares.

Section 7.3 Registration of a Share Transfer.

The registration of any transfer of shares is subject to the satisfaction of any restrictions on transfer contained in the Articles and on compliance with any applicable legislation, including the Securities Act.

Section 7.4 Transfer Agents.

The board may from time to time appoint, for each class of securities and warrants issued by the Corporation, (a) a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers and (b) a registrar, trustee or agent to maintain a record of issued security certificates and warrants, and, subject to the Act, one person may be appointed for the purposes of both clauses (a) and (b) above in respect of all securities and warrants of the Corporation or any class or classes, thereof. The board may at any time terminate such appointment.

Section 7.5 Non-Recognition of Trusts.

Subject to the provisions of the Act and the Articles, the Corporation may treat the registered holder of a share as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

Section 7.6 Share Certificates.

Subject to the Articles, every shareholder is entitled upon request to a share certificate in respect of the shares held by the shareholder that complies with this Act or to a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by the shareholder.

If a share certificate contains a printed or mechanically reproduced signature of a person as permitted by the Act, the Corporation may issue the share certificate notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if the person were a director or an officer at the date of its issue.

Section 7.7 Replacement of Share Certificates.

The board or any officer or agent designated by the board may in its or his or her discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken on payment of such reasonable fees and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 7.8 Joint Shareholders.

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

Section 7.9 Deceased Shareholders.

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof, except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

Section 7.10 Applicable Legislation

For greater certainty, the provisions of this Article 8 are subject to any applicable legislation relating to the shares of the Corporation, including without limitation the Securities Act.

ARTICLE 8
DIVIDENDS AND RIGHTS

Section 8.1 Dividends.

Subject to the provisions of the Act and the Articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. The board may if it sees fit establish a dividend policy from time to time.

Section 8.2 Dividend Cheques.

A dividend payable in money may be paid by cheque drawn on the Corporation's bankers or one of them, subject to the provisions of the Articles, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the registered holder's recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

Section 8.3 Non-Receipt of Cheques.

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 8.4 Unclaimed Dividends.

Subject to applicable law and the Articles, any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 9
MEETINGS OF SHAREHOLDERS

Section 9.1 Annual Meetings.

The annual meeting of shareholders shall be held at such time in each year and, subject to Section 9.3, at such place as the board, the chair of the board, the vice-chair of the board, chief executive officer or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor (unless the Corporation is exempted under the Act from appointing an auditor), and for the transaction of such other business as may properly be brought before the meeting.

Section 9.2 Special Meetings.

The board, the chair of the board, the vice-chair of the board, the chief executive officer or the president shall have power to call a special meeting of shareholders at any time.

Section 9.3 Place of Meetings.

Subject to the Act and the Articles, meetings of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

Section 9.4 Electronic Meetings

A meeting of shareholders may be held by telephonic or electronic means and a shareholder, or a proxyholder or a shareholder's representative appointed in accordance with these by-laws, who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.

Section 9.5 Chair, Secretary and Scrutineers.

The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, vice-chair of the board, the chief executive officer or the president. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose by vote one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

Section 9.6 Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

Section 9.7 Quorum.

Subject to the Act and to Section 9.13, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a, shareholder entitled to vote thereat or a duly appointed proxyholder or representative for an absent shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business. .

Section 9.8 Proxyholders and Representatives.

(1) Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to act as the shareholder's representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in such form as may be prescribed from time to time by the directors or in such other form as the chair of the meeting may accept and as complies with all applicable laws and regulations.

(2) Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder.

(3) Alternatively, an executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of his or her appointment, shall represent the shares in his, her or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of this by-law respecting joint shareholders shall apply.

Section 9.9 Joint Shareholders.

If two or more persons hold shares jointly, any one of them present or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

Section 9.10 Votes to Govern.

At any meeting of shareholders every question shall, unless otherwise required by the Act, the Articles, the by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

Section 9.11 Adjournment.

The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and place to place. If a meeting of shareholders is adjourned for less than thirty days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

Section 9.12 Resolution in Writing.

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act.

Section 9.13 Only One Shareholder.

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

ARTICLE 10
NOTICES

Section 10.1 Method of Giving Notices.

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered, or served) pursuant to the Act, the regulations thereunder, the Articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given; or if delivered to the person's recorded address; or if mailed to the person at the person's recorded address by prepaid ordinary or air mail; or if sent to the person at the person's recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and deemed to have been received on the fifth day after mailing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

Section 10.2 Notice to joint Holders.

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

Section 10.3 Undelivered Notices.

If any notice given to a shareholder pursuant to Section 10.1 is returned on three consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

Section 10.4 Omissions and Errors.

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 10.5 Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer (subject to the Articles, the Securities Act and the Act), death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom the shareholder derives title to such share prior to the shareholder's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which the shareholder became so entitled) and prior to the shareholder furnishing to the Corporation the proof of authority or evidence of the shareholder's entitlement prescribed by the Act.

ARTICLE 11
VARIOUS

Section 11.1 Exchange of Information, Agreements.

The Corporation may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

The Corporation may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

Section 11.2 Subject to Applicable Laws.

The provisions of this by-law are subject to any applicable legislation, including without limitation the Securities Act.


BOX
OPTIONS

Exhibit C-5 – Bourse de Montréal Inc. Articles of Incorporation and By-Laws

Québec

CERTIFICAT DE FUSION

Loi sur les compagnies, Partie IA
(L.R.Q., chap. C-38)

J'atteste par les présentes que les compagnies mentionnées dans les statuts de fusion ci-joints ont fusionné le **1ER MAI 2008**, en vertu de la partie IA de la Loi sur les compagnies, en une seule compagnie sous le nom

BOURSE DE MONTRÉAL INC.

et sa ou ses version(s)

MONTRÉAL EXCHANGE INC.

Comme indiqué dans les statuts de fusion ci-joints.

Déposé au registre le 1er mai 2008
sous le numéro d'entreprise du Québec 1164845340


Registraire
des entreprises
Québec

Registraire des entreprises

LEX-302 (2007-04)

Registraire des entreprises Québec

Statuts de fusion

Loi sur les compagnies (L.R.Q., c. C-38, partie IA)

Marquer la case d'un X s'il s'agit d'une fusion simplifiée ☒

1. **Nom** - Inscrire le nom de la compagnie issue de la fusion et sa version s'il y a lieu.

BOURSE DE MONTRÉAL INC.
and its version MONTRÉAL EXCHANGE INC.

Marquer la case d'un X si vous demandez un numéro matricule (compagnie à numéro) au lieu d'un nom. ☐

2. **District judiciaire du Québec où la compagnie établit son siège** - Inscrire le district judiciaire tel qu'établi dans la *Loi sur la division territoriale* (L.R.Q., c. D-11).
Vous pouvez vous renseigner au palais de justice ou auprès de Services Québec ou à l'adresse suivante : www.justice.gouv.qc.ca/francais/recherche/district.asp.

MONTRÉAL

3. **Nombre précis ou nombres minimal et maximal d'administrateurs** Minimum: 1 Maximum: 24

4. **Date d'entrée en vigueur** si elle est postérieure à celle du dépôt des statuts.

Année	Mois	Jour

5. **Décrire le capital-actions autorisé et les limites imposées** - Sauf indication contraire dans les statuts, la compagnie a un capital-actions illimité et ses actions sont sans valeur nominale. (Voir la section « Description du capital-actions » dans l'information générale.)

The annexed Appendix 1 is incorporated in this form

6. **Restrictions sur le transfert des actions et autres dispositions**, le cas échéant

The annexed Appendix 2 is incorporated in this form

7. **Limites imposées à son activité**, le cas échéant

A

8. **Nom et numéro d'entreprise du Québec (NEQ) de chaque compagnie qui fusionne**
Faire signer un administrateur autorisé vis-à-vis le nom de chaque compagnie.

	Nom des compagnies	Numéro d'entreprise du Québec (NEQ)	Signature de l'administrateur autorisé
1.	9196-6184 QUÉBEC INC.	1165145138	[signature]
2.	BOURSE DE MONTRÉAL INC.	1164845340	[signature]
3.		11	
4.		11	

Réservé à l'administration
Québec
Déposé le
01 MAI 2008
Le registraire des entreprises

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numéroter les pages s'il y a lieu.

RETOURNER LES DEUX EXEMPLAIRES AVEC VOTRE PAIEMENT. NE PAS TÉLÉCOPIER.

APPENDIX 1

Unlimited number of class A common shares without par value;
Unlimited number of class B common shares without par value;
Unlimited number of class C common shares without par value;
Unlimited number of class A preferred shares without par value;
Unlimited number of class B preferred shares without par value;
Unlimited number of class C preferred shares without par value; and
Unlimited number of class D preferred shares without par value.

I. The class A common shares, class B common shares and class C common shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Each class A common share and each class B common share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the *Companies Act* (hereinafter referred to as the "**Act**")). The holders of the class C common shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company (except as required by the provisions hereof or by the Act).

(b) The holders of the class A common shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the class A preferred shares, the class B preferred shares, the class C preferred shares, the class D preferred shares and to any other class of shares ranking prior to the class A common shares. Any dividends paid on the class A common shares, when paid in money, shall be payable only in the lawful currency of Canada.

(c) The board of directors may, in its discretion, declare dividends on the class A common shares without having to concurrently declare dividends on the class B common shares or on the class C common shares.

(d) The holders of the class B common shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the class A preferred shares, the class B preferred shares, the class C preferred shares, the class D preferred shares and to any other class of shares ranking prior to the class B common shares. Any dividends paid on the class B common shares, when paid in money, shall be payable only in the lawful currency of Canada or in the lawful currency of the United States of America.

(e) The board of directors may, in its discretion, declare dividends on the class B common shares without having to concurrently declare dividends on the class A common shares or on the class C common shares.

(f) The holder or holders of issued and outstanding class B common shares shall have the option to convert all or part of their class B common shares into class A common shares, at the rate of one (1) class A common share for each class B common share converted.

(g) The holder or holders of class B common shares who wish to convert their shares into class A common shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of class B common shares they wish to convert. Certificates representing class B common shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the class A common shares resulting from the conversion. In the event of partial conversion of class B common shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the class B common shares which were not converted.

(h) On the date of conversion, the converted class B common shares shall automatically become class A common shares and the Company shall modify its issued and paid-up share capital account maintained for the class A common shares and the class B common shares according to the provisions of the Act.

(i) The holders of the class C common shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the class A preferred shares, the class B preferred shares, the class C preferred shares, the class D preferred shares and to any other class of shares ranking prior to the class C common shares. Any dividends paid on the class C common shares, when paid in money, shall be payable in the currency of any country.

(j) The board of directors may, in its discretion, declare dividends on the class C common shares without having to concurrently declare dividends on the class A common shares or on the class B common shares.

(k) The holders of issued and outstanding class C common shares shall have the option to convert all or part of their class C common shares into class B common shares, at the rate of one (1) class B common share for each class C common share converted.

(l) The holder or holders of class C common shares who wish to convert their shares into class B common shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of class C common shares they wish to convert. Certificates representing class C common shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the class B common shares resulting from the conversion. In the event of partial conversion of class C common shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the class C common shares which were not converted.

(m) On the date of conversion, the converted class C common shares shall automatically become class B common shares and the Company shall modify its issued and paid-up share capital account maintained for the class B common shares and the class C common shares according to the provisions of the Act.

(n) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the class A preferred shares, the class B preferred shares, the class C preferred shares, the class D preferred shares and to any other class of shares ranking prior to the class A common shares, the class B common shares or the class C common shares, the holders of the class A common shares, the holders of the class B common shares and the holders of the class C common shares shall be entitled to receive the remaining property of the Company; the class A common shares, the class B common shares and the class C common shares shall rank equally on a per share basis with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among shareholders for the purpose of winding-up its affairs.

II. The class A preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the class A preferred shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b) The holders of the class A preferred shares shall be entitled to receive during each year, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the other shares of the Company, cumulative dividends at a fixed rate of five and one half percent (5.5%) per year calculated daily on the class A preferred redemption price (as hereinafter in paragraph II. (g) defined) of each such share payable in money, property or by the issue of fully paid shares of any class of the Company. The holders of the class A preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the class A preferred shares shall be entitled to receive for each class A preferred share, in preference and priority to any distribution of the property or assets of the Company to the holders of the other shares of the Company, an amount equal to the class A preferred redemption price plus all accrued and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property or assets of the Company.

(d) The Company may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding class A preferred shares on payment for each class A preferred share to be redeemed of the class A preferred redemption price plus all accrued and unpaid dividends thereon (in paragraphs II. (e) and (f) called the "redemption price").

(e) Before redeeming any class A preferred shares, the Company shall mail or deliver to each person who, at the date of such mailing or delivery, shall be a registered holder of class A preferred shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder; such notice shall be delivered to, or mailed by ordinary prepaid post addressed to, the last address of such holder as it appears on the records of the Company, or in the event of the address of any such holder not appearing on the records of the Company, then to the last address of such holder known to the Company, at least one (1) day before the date specified for redemption; such notice shall set out the redemption price, the date on which the redemption is to take place and, if part only of the class A preferred shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Company shall pay or cause to be paid the redemption price to the registered holders of the class A preferred shares to be redeemed on presentation and surrender of the certificates for the class A preferred shares so called for redemption at the head office of the Company or at such other place or places as may be specified in such notice, and the certificates for such class A preferred shares shall thereupon be cancelled, and the class A preferred shares represented thereby shall thereupon be redeemed; from and after the date specified for redemption in such notice, the holders of the class A preferred shares called for redemption shall cease to be entitled to dividends in respect of such shares and shall not be entitled to exercise any of the rights of the holders thereof, except the right to receive the redemption price, unless payment of the redemption price shall not be made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unaffected; on or before the date specified

PAGE 7/22 * RCVD AT 5/1/2008 10:38:53 AM [Eastern Daylight Time] * SVR:MTLRIGHTFAX/0 * DNIS:1111 * CSID:418 528 9586 * DURATION (mm-ss):05-16 for redemption, the Company shall have the right to deposit the redemption price of the class A preferred shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such class A preferred shares called for redemption, upon presentation and surrender of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption, whichever is later, the class A preferred shares in respect whereof such deposit shall have been made, shall be deemed to be redeemed and the rights of the respective holders thereof, after such deposit or after such redemption date, as the case may be, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price applicable to their respective class A preferred shares against presentation and surrender of the certificates representing such class A preferred shares. If less than all the class A preferred shares are to be redeemed, the shares to be redeemed shall be redeemed pro rata, disregarding fractions, unless the holders of the class A preferred shares unanimously agree to the adoption of another method of selection of the class A preferred shares to be redeemed. If less than all the class A preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(f) The Company may purchase for cancellation at any time all, or from time to time any part, of the class A preferred shares outstanding, by private contract at any price, with the unanimous consent of the holders of the class A preferred shares then outstanding, or by invitation for tenders addressed to all the holders of the class A preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the redemption price thereof. If less than all the class A preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(g) For the purposes of the foregoing paragraphs II. (b), (c) and (d), the "class A preferred redemption price" of each class A preferred share shall be an amount equal to (i) the monetary consideration received by the Company upon the issuance of such share (denominated in the currency in which such consideration was paid to the Company), if such share has been issued for money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class A preferred shares; or (ii) the fair market value of the consideration received by the Company (including, without limitation, shares of another class of the Company) upon the issuance of such share, if such share has been issued for a consideration other than money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class A preferred shares. Subject to the provisions of the following sub-paragraph, such fair market value is to be determined by the directors on the basis of generally accepted accounting and valuation principles.

The fair market value determined as hereinabove provided for shall be subject to revision in accordance with any binding agreement with, or decision by, the appropriate taxation authorities, or any judgment of a court of competent jurisdiction. In the event that any such agreement, decision or judgment shall result in a final determination under the provisions of the appropriate taxation legislation and the amount thereby determined is an amount other than the amount for which such share was originally issued as determined by the directors in accordance with the preceding sub-paragraph, such finally determined amount for the purpose of the appropriate taxation legislation shall then be deemed to be the fair market value of the consideration received by the Company upon the issuance of such class A preferred share.

(h) In the event that only part of the amount of the consideration received by the Company for any class A preferred share issued by the Company is added to the issued and paid up capital account for the class of shares of which such class A preferred share forms part, such class A preferred share shall be deemed to have been issued for the full amount of the consideration received, for all purposes of these articles (except only the issued and paid up capital of such shares) including, but without limiting the generality of the foregoing, dividend rights, redemption rights and rights upon liquidation and dissolution.

(i) The amount of $1 is the amount specified in respect of each class A preferred share for purposes of Subsection 191(4) of the *Income Tax Act* (Canada).

(j) No change to any of the provisions of paragraphs II. (a) to (i) or of this paragraph (j) shall have any force or effect until a by-law has been approved by a majority of not less than two-thirds (2/3) of the votes cast by the holders of the class A preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the class A preferred shares, in addition to any other approval required by the Act.

III. The class B preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the class B preferred shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b) The holders of the class B preferred shares shall be entitled to receive during each year, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the class C preferred shares, the class D preferred shares, the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class B preferred shares, cumulative dividends at a fixed rate of six percent (6%) per year calculated daily on the class B preferred redemption price (as hereinafter in paragraph III. (g) defined) of each such share payable in money, property or by the issue of fully paid shares of any class of the Company. The holders of the class B preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the class B preferred shares shall be entitled to receive for each class B preferred share, in preference and priority to any distribution of the property or assets of the Company to the holders the class C preferred shares, the class D preferred shares, the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class B preferred shares, an amount equal to the class B preferred redemption price plus all accrued and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property or assets of the Company.

(d) The Company may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding class B preferred shares on payment for each class B preferred share to be redeemed of the class B preferred redemption price plus all accrued and unpaid dividends thereon (in paragraphs III. (e) and (f) called the "redemption price").

(e) Before redeeming any class B preferred shares, the Company shall mail or deliver to each person who, at the date of such mailing or delivery, shall be a registered holder of class B preferred shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder; such notice shall be delivered to, or mailed by ordinary prepaid post addressed to, the last address of such holder as it appears on the records of the Company, or in the event of the address of any such holder not appearing on the records of the Company, then to the last address of such holder known to the Company, at least one (1) day before the date specified for redemption; such notice shall set out the redemption price, the date on which the redemption is to take place and, if part only of the class B preferred shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Company shall pay or cause to be paid the redemption price to the registered holders of the class B preferred shares to be redeemed on presentation and surrender of the certificates for the class B preferred shares so called for redemption at the head office of the Company or at such other place or places as may be specified in such notice, and the certificates for such class B preferred shares shall thereupon be cancelled, and the class B preferred shares represented thereby shall thereupon be redeemed; from and after the date specified for redemption in such notice, the holders of the class B preferred shares called for redemption shall cease to be entitled to dividends in respect of such shares and shall not be entitled to exercise any of the rights of the holders thereof, except the right to receive the redemption price, unless payment of the redemption price shall not be made by the Company in accordance with the foregoing provisions; in which case the rights of the holders of such shares shall remain unaffected; on or before the date specified for redemption, the Company shall have the right to deposit the redemption price of the class B preferred shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such class B preferred shares called for redemption, upon presentation and surrender of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption, whichever is later, the class B preferred shares in respect whereof such deposit shall have been made, shall be deemed to be redeemed and the rights of the respective holders thereof, after such deposit or after such redemption date, as the case may be, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price applicable to their respective class B preferred shares against presentation and surrender of the certificates representing such class B preferred shares. If less than all the class B preferred shares are to be redeemed, the shares to be redeemed shall be redeemed pro rata, disregarding fractions, unless the holders of the class B preferred shares unanimously agree to the adoption of another method of selection of the class B preferred shares to be redeemed. If less than all the class B preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(f) The Company may purchase for cancellation at any time all, or from time to time any part, of the class B preferred shares outstanding, by private contract at any price, with the unanimous consent of the holders of the class B preferred shares then outstanding, or by invitation for tenders addressed to all the holders of the class B preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the redemption price thereof. If less than all the class B preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(g) For the purposes of the foregoing paragraphs III. (b), (c) and (d), the "class B preferred redemption price" of each class B preferred share shall be an amount equal to (i) the monetary consideration received by the Company upon the issuance of such share (denominated in the currency in which such consideration was paid to the Company), if such share has been issued for money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class B preferred shares; or (ii) the fair market value of the consideration received by the Company (including, without limitation, shares of another class of the Company) upon the issuance of such share, if such share has been issued for a consideration other than money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class B preferred shares. Subject to the provisions of the following sub-paragraph, such fair market value is to be determined by the directors on the basis of generally accepted accounting and valuation principles.

The fair market value determined as hereinabove provided for shall be subject to revision in accordance with any binding agreement with, or decision by, the appropriate taxation authorities, or any judgment of a court of competent jurisdiction. In the event that any such agreement, decision or judgment shall result in a final determination under the provisions of the appropriate taxation legislation and the amount thereby determined is an amount other than the amount for which such share was originally issued as determined by the directors in accordance with the preceding sub-paragraph, such finally determined amount for the purpose of the appropriate taxation legislation shall then be deemed to be the fair market value of the consideration received by the Company upon the issuance of such class B preferred share.

(h) In the event that only part of the amount of the consideration received by the Company for any class B preferred share issued by the Company is added to the issued and paid up capital account for the class of shares of which such class B preferred share forms part, such class B preferred share shall be deemed to have been issued for the full amount of the consideration received, for all purposes of these articles (except only the issued and paid up capital of such shares) including, but without limiting the generality of the foregoing, dividend rights, redemption rights and rights upon liquidation and dissolution.

(i) The amount of $1.00 is the amount specified in respect of each class B preferred share for purposes of Subsection 191(4) of the Income Tax Act (Canada).

(j) No change to any of the provisions of paragraphs III. (a) to (i) or of this paragraph (j) shall have any force or effect until a by-law has been approved by a majority of not less than two-thirds (2/3) of the votes cast by the holders of the class B preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the class B preferred shares, in addition to any other approval required by the Act.

IV. The class C preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Each class C preferred share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the Act).

(b) The holders of the class C preferred shares shall be entitled to receive during each month, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the class D preferred shares, the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class C preferred shares, non-cumulative dividends at a fixed rate of seventy-five hundredths percent (0.75%) per month calculated on the class C preferred redemption price (as hereinafter in paragraph IV. (h) defined) of each such share payable in money, property or by the issue of fully paid shares of any class of the Company. The holders of the class C preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the class C preferred shares shall be entitled to receive for each class C preferred share, in preference and priority to any distribution of the property or assets of the Company to the holders of the class D preferred shares, the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class C preferred shares, an amount equal to the class C preferred redemption price plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property or assets of the Company.

(d) The Company may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding class C preferred shares on payment for each class C preferred share to be redeemed of the class C preferred redemption price plus all declared and unpaid dividends thereon (in paragraphs IV. (e), (f) and (g) called the "redemption price").

(e) Before redeeming any class C preferred shares, the Company shall mail or deliver to each person who, at the date of such mailing or delivery, shall be a registered holder of class C preferred shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder; such notice shall be delivered to, or mailed by ordinary prepaid post addressed to, the last address of such holder as it appears on the records of the Company, or in the event of the address of any such holder not appearing on the records of the Company, then to the last address of such holder known to the Company, at least one (1) day before the date specified for redemption; such notice shall set out the redemption price, the date on which the redemption is to take place and, if part only of the class C preferred shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Company shall pay or cause to be paid the redemption price to the registered holders of the class C preferred shares to be redeemed on presentation and surrender of the certificates for the class C preferred shares so called for redemption at the head office of the Company or at such other place or places as may be specified in such notice, and the certificates for such class C preferred shares shall thereupon be cancelled, and the class C preferred shares represented thereby shall thereupon be redeemed; from and after the date specified for redemption in such notice, the holders of the class C preferred shares called for redemption shall cease to be entitled to dividends in respect of such shares and shall not be entitled to exercise any of the rights of the holders thereof, except the right to receive the redemption price, unless payment of the redemption price shall not be made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unaffected; on or before the date specified for redemption, the Company shall have the right to deposit the redemption price of the class C preferred shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such class C preferred shares called for redemption, upon presentation and surrender of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption, whichever is later, the class C preferred shares in respect whereof such deposit shall have been made, shall be deemed to be redeemed and the rights of the respective holders thereof, after such deposit or after such redemption date, as the case may be, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price applicable to their respective class C preferred shares against presentation and surrender of the certificates representing such class C preferred shares. If less than all the class C preferred shares are to be redeemed, the shares to be redeemed shall be redeemed pro rata, disregarding fractions, unless the holders of the class C preferred shares unanimously agree to the adoption of another method of selection of the class C preferred shares to be redeemed. If less than all the class C preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(f) A holder of class C preferred shares shall be entitled to require the Company to redeem at any time all, or from time to time any part, of the class C preferred shares registered in the name of such holder by tendering to the Company at its head office the share certificate(s) representing the class C preferred shares which the registered holder desires to have the Company redeem together with a request in writing specifying (i) the number of class C preferred shares which the registered holder desires to have redeemed by the Company and (ii) the business day (in this paragraph referred to as the "redemption date") on which the holder desires to have the Company redeem such class C preferred shares, which redemption date shall not be less than five (5) days after the day on which the request in writing is given to the Company. Upon receipt of the share certificate(s) representing the class C preferred shares which the registered holder desires to have the Company redeem together with such a request, the Company shall on, or at its option, before, the redemption date redeem such class C preferred shares by paying to the registered holder thereof, for each share to be redeemed, an amount equal to the redemption price in respect thereof; such payment shall be made by cheque payable at par at any branch of the Company's bankers for the time being in Canada. The said class C preferred shares shall be deemed to be redeemed on the date of payment of the redemption price and from and after such date such class C preferred shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of the holders of class C preferred shares in respect thereof. Notwithstanding the foregoing, the Company shall only be obliged to redeem class C preferred shares so tendered for redemption to the extent that such redemption would not be contrary to any applicable law, and if such redemption of any such class C preferred shares would be contrary to any applicable law, the Company shall only be obliged to redeem such class C preferred shares to the extent that the moneys applied thereto shall be such amount (rounded to the next lower multiple of one hundred dollars ($100.00)) as would not be contrary to such law, in which case the Company shall pay to each holder his pro rata share of the purchase moneys allocable. If less than all the class C preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(g) The Company may purchase for cancellation at any time all, or from time to time any part, of the class C preferred shares outstanding, by private contract at any price, with the unanimous consent of the holders of the class C preferred shares then outstanding, or by invitation for tenders addressed to all the holders of the class C preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the redemption price thereof. If less than all the class C preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(h) For the purposes of the foregoing paragraphs IV. (b), (c) and (d), the "class C preferred redemption price" of each class C preferred share shall be an amount equal to (i) the monetary consideration received by the Company upon the issuance of such share (denominated in the currency in which such consideration was paid to the Company), if such share has been issued for money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class C preferred shares; or (ii) the fair market value of the consideration received by the Company (including, without limitation, shares of another class of the Company) upon the issuance of such share, if such share has been issued for a consideration other than money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class C preferred shares. Subject to the provisions of the following sub-paragraph, such fair market value is to be determined by the directors on the basis of generally accepted accounting and valuation principles.

The fair market value determined as hereinabove provided for shall be subject to revision in accordance with any binding agreement with, or decision by, the appropriate taxation authorities, or any judgment of a court of competent jurisdiction. In the event that any such agreement, decision or judgment shall result in a final determination under the provisions of the appropriate taxation legislation and the amount thereby determined is an amount other than the amount for which such share was originally issued as determined by the directors in accordance with the preceding sub-paragraph, such finally determined amount for the purpose of the appropriate taxation legislation shall then be deemed to be the fair market value of the consideration received by the Company upon the issuance of such class C preferred share.

(i) In the event that only part of the amount of the consideration received by the Company for any class C preferred share issued by the Company is added to the issued and paid up capital account for the class of shares of which such class C preferred share forms part, such class C preferred share shall be deemed to have been issued for the full amount of the consideration received, for all purposes of these articles (except only the issued and paid up capital of such class C preferred shares) including, but without limiting the generality of the foregoing, dividend rights, redemption rights and rights upon liquidation and dissolution.

(j) No change to any of the provisions of paragraphs IV. (a) to (i) or of this paragraph (j) shall have any force or effect until a by-law has been approved by a majority of not less than two-thirds (2/3) of the votes cast by the holders of the class C preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the class C preferred shares, in addition to any other approval required by the Act.

V. The class D preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the class D preferred shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b) The holders of the class D preferred shares shall be entitled to receive during each month, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class D preferred shares, non-cumulative dividends at a fixed rate of one percent (1%) per month calculated on the class D preferred redemption price (as hereinafter in paragraph V. (h) defined) of each such share payable in money, property or by the issue of fully paid shares of any class of the Company. The holders of the class D preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the class D preferred shares shall be entitled to receive for each class D preferred share, in preference and priority to any distribution of the property or assets of the Company to the holders of the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class D preferred shares, an amount equal to the class D preferred redemption price plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property or assets of the Company.

(d) The Company may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding class D preferred shares on payment for each class D preferred share to be redeemed of the class D preferred redemption price plus all declared and unpaid dividends thereon (in paragraphs V. (e), (f) and (g) called the "redemption price").

(e) Before redeeming any class D preferred shares, the Company shall mail or deliver to each person who, at the date of such mailing or delivery, shall be a registered holder of class D preferred shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder; such notice shall be delivered to, or mailed by ordinary prepaid post addressed to, the last address of such holder as it appears on the records of the Company, or in the event of the address of any such holder not appearing on the records of the Company, then to the last address of such holder known to the Company, at least one (1) day before the date specified for redemption; such notice shall set out the redemption price, the date on which the redemption is to take place and, if part only of the class D preferred shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Company shall pay or cause to be paid the redemption price to the registered holders of the class D preferred shares to be redeemed on presentation and surrender of the certificates for the class D preferred shares so called for redemption at the head office of the Company or at such other place or places as may be specified in such notice, and the certificates for such class D preferred shares shall thereupon be cancelled, and the class D preferred shares represented thereby shall thereupon be redeemed; from and after the date specified for redemption in such notice, the holders of the class D preferred shares called for redemption shall cease to be entitled to dividends in respect of such shares and shall not be entitled to exercise any of the rights of the holders thereof, except the right to receive the redemption price, unless payment of the redemption price shall not be made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unaffected; on or before the date specified for redemption, the Company shall have the right to deposit the redemption price of the class D preferred shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such class D preferred shares called for redemption, upon presentation and surrender of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption, whichever is later, the class D preferred shares in respect whereof such deposit shall have been made, shall be deemed to be redeemed and the rights of the respective holders thereof, after such deposit or after such redemption date, as the case may be, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price applicable to their respective class D preferred shares against presentation and surrender of the certificates representing such class D preferred shares. If less than all the class D preferred shares are to be redeemed, the shares to be redeemed shall be redeemed pro rata, disregarding fractions, unless the holders of the class D preferred shares unanimously agree to the adoption of another method of selection of the class D preferred shares to be redeemed. If less than all the class D preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(f) A holder of class D preferred shares shall be entitled to require the Company to redeem at any time all, or from time to time any part, of the class D preferred shares registered in the name of such holder by tendering to the Company at its head office the share certificate(s) representing the class D preferred shares which the registered holder desires to have the Company redeem together with a request in writing specifying (i) the number of class D preferred shares which the registered holder desires to have redeemed by the Company and (ii) the business day (in this paragraph referred to as the "redemption date") on which the holder desires to have the Company redeem such class D preferred shares, which redemption date shall not be less than five (5) days after the day on which the request in writing is given to the Company. Upon receipt of the share certificate(s) representing the class D preferred shares which the registered holder desires to have the Company redeem together with such a request, the Company shall on, or at its option, before, the redemption date redeem such class D preferred shares by paying to the registered holder thereof, for each share to be redeemed, an amount equal to the redemption price in respect thereof; such payment shall be made by cheque payable at par at any branch of the Company's bankers for the time being in Canada. The said class D preferred shares shall be deemed to be redeemed on the date of payment of the redemption price and from and after such date such class D preferred shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of the holders of class D preferred shares in respect thereof. Notwithstanding the foregoing, the Company shall only be obliged to redeem class D preferred shares so tendered for redemption to the extent that such redemption would not be contrary to any applicable law, and if such redemption of any such class D preferred shares would be contrary to any applicable law, the Company shall only be obliged to redeem such class D preferred shares to the extent that the moneys applied thereto shall be such amount (rounded to the next lower multiple of one hundred dollars ($100.00)) as would not be contrary to such law, in which case the Company shall pay to each holder his pro rata share of the purchase moneys allocable. If less than all the class D preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(g) The Company may purchase for cancellation at any time all, or from time to time any part, of the class D preferred shares outstanding, by private contract at any price, with the unanimous consent of the holders of the class D preferred shares then outstanding, or by invitation for tenders addressed to all the holders of the class D preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the redemption price thereof. If less than all the class D preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(h) For the purposes of the foregoing paragraphs V. (b), (c) and (d), the "class D preferred redemption price" of each class D preferred share shall be an amount equal to (i) the monetary consideration received by the Company upon the issuance of such share (denominated in the currency in which such consideration was paid to the Company), if such share has been issued for money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class D preferred shares; or (ii) the fair market value of the consideration received by the Company (including, without limitation, shares of another class of the Company) upon the issuance of such share, if such share has been issued for a consideration other than money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class D preferred shares. Subject to the provisions of the following sub-paragraph, such fair market value is to be determined by the directors on the basis of generally accepted accounting and valuation principles.

The fair market value determined as hereinabove provided for shall be subject to revision in accordance with any binding agreement with, or decision by, the appropriate taxation authorities, or any judgment of a court of competent jurisdiction. In the event that any such agreement, decision or judgment shall result in a final determination under the provisions of the appropriate taxation legislation and the amount thereby determined is an amount other than the amount for which such share was originally issued as determined by the directors in accordance with the preceding sub-paragraph, such finally determined amount for the purpose of the appropriate taxation legislation shall then be deemed to be the fair market value of the consideration received by the Company upon the issuance of such class D preferred share.

(i) In the event that only part of the amount of the consideration received by the Company for any class D preferred share issued by the Company is added to the issued and paid up capital account for the class of shares of which such class D preferred share forms part, such class D preferred share shall be deemed to have been issued for the full amount of the consideration received, for all purposes of these articles (except only the issued and paid up capital of such shares) including, but without limiting the generality of the foregoing, dividend rights, redemption rights and rights upon liquidation and dissolution.

(j) No change to any of the provisions of paragraphs V. (a) to (i) or of this paragraph (j) shall have any force or effect until a by-law has been approved by a majority of not less than two-thirds (2/3) of the votes cast by the holders of the class D preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the class D preferred shares, in addition to any other approval required by the Act.

APPENDIX 2

RESTRICTIONS ON TRANSFER OF SHARES AND OTHER PROVISIONS

(1) No securities of the Company, other than non-convertible debt securities, shall be transferred without the approval of the directors evidenced by a resolution duly adopted by them.

(2) The directors may, when they deem it expedient:

(a) borrow money upon the credit of the Company;

(b) issue debentures or other securities of the Company, and pledge or sell the same for such sums and at such prices as may be deemed expedient;

(c) hypothecate the immovable and movable property or otherwise affect the movable property of the Company.

(3) The shareholders may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

(4) The annual meeting of the shareholders may be held outside Québec.

(5) The election of the directors may be held outside Québec.

Registraire des entreprises
Québec

Avis établissant l'adresse du siège
Liste des administrateurs

Loi sur les compagnies (L.R.Q., c. C-38, partie IA)

1. Identification - Inscrire le nom de la compagnie. Ne rien inscrire si vous demandez un numéro matricule au lieu d'un nom (compagnie à numéro).

BOURSE DE MONTRÉAL INC.
et sa version MONTRÉAL EXCHANGE INC.

Remplir les sections appropriées

2. Adresse du siège - Avis est donné que l'adresse du siège de la compagnie, dans les limites du district judiciaire indiqué dans les statuts, est la suivante:

N°	Nom de la rue	App./bureau
1501	McGill College Avenue, 26th Floor	

Municipalité/ville	Province	Code postal
Montréal	Québec	H3A 3N9

3. Liste des administrateurs - Inscrire le nom et l'adresse complète de tous les administrateurs.

	Nom et prénom	N°	Nom de la rue	Appartement	Municipalité/ville	Province/État	Code postal	Pays
1.	Pel Sharon C.	130	King Street West		Toronto	Ontario	M5X 1J2	Canada
2.	Parkhill, Rik	130	King Street West		Toronto	Ontario	M5X 1J2	Canada
	Ptasznik, Michael	130	King Street West		Toronto	Ontario	M5X 1J2	Canada
4.								
5.								
6.								

Réservé à l'administration
Québec
Déposé le
01 MAI 2008
Le registraire des entreprises

Sharon C. Pel
Signature de la personne autorisée

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numéroter les pages s'il y a lieu.

SIGNER ET RETOURNER LES DEUX EXEMPLAIRES DE CE FORMULAIRE AVEC VOS STATUTS. NE PAS TÉLÉCOPIER.

Ministère du Revenu

LE-50.0.11.03 (2007-11)

BOURSE DE MONTRÉAL INC.

GENERAL BY-LAWS

ARTICLE 1

DEFINITIONS

SECTION 1.1 **DEFINITIONS** In this by-law and all other by-laws of the Company, unless the context otherwise requires:

(a) "Act" means the *Companies Act* (Quebec) (R.S.Q. 1977, c. C-38), as amended by the Act modifying the *Companies Act* and other statutory dispositions, S.Q. 1979, c. 31, as from time to time further amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Company to any provision of the Act shall be read as referring to the amended or substituted provisions therefor;

(b) "approved participant" refers to a firm or other person that has entered into an agreement with the Company to access the trading facilities of its markets;

(c) "articles" means the articles of amalgamation of the Company attached to the certificate of amalgamation dated May 1, 2008, as from time to time amended;

(d) "by-laws" means these general by-laws and any other by-law of the Company from time to time in force and effect;

(e) words importing the singular number shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice-versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(f) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

(g) all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act.

In the case of any conflict between the Act, the unanimous shareholder agreement, if any, the articles and the by-laws of the Company, the Act shall prevail over the unanimous shareholder agreement, the articles and the by-laws, the unanimous shareholder agreement shall prevail over the articles and the by-laws and the articles shall prevail over the by-laws.

ARTICLE 2

SHAREHOLDERS

SECTION 2.1 **ANNUAL MEETINGS** Subject to the Act, the annual meeting of shareholders of the Company shall be held at such place, on such date and at such time as the Board of Directors may determine from time to time, in or outside the Province of Québec. Annual meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.2 **SPECIAL GENERAL MEETINGS** Subject to the Act, special general meetings of shareholders shall be held at such place, in or outside the Province of Québec, on such date and at such time as the Board of Directors may determine from time to time or at any place where all the shareholders of the Company entitled to vote thereat are present in person or represented by proxy or at such other place as all the shareholders of the Company shall approve in writing.

Special general meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.3 **NOTICE OF MEETING** Notice specifying the place, date, time and purpose of any meeting of shareholders shall be given to all the shareholders entitled thereto at least 15 days prior to the date fixed for the meeting. The notice may be mailed, postage prepaid, to the shareholders at their respective addresses as they appear on the books of the Company or delivered by hand or transmitted by any means of telecommunication.

If the convening of a meeting of shareholders is a matter of urgency, notice of such meeting may be given not less than 72 hours before such meeting is to be held.

In the case of joint holders of a share or shares, the notice of meeting shall be given to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

Irregularities in the notice or in the giving thereof as well as the unintentional omission to give notice to, or the non-receipt of any such notice by, any of the shareholders shall not invalidate any action taken by or at any such meeting. Furthermore, the involuntary omission of the general nature of an item of business which should have been mentioned in the notice of the meeting as being on the agenda of the meeting, does not prevent such item of business from being considered and voted upon at the meeting, unless a shareholder suffers prejudice or his interests are injured as a result. A certificate signed by the secretary or any other duly authorized officer of the Company or any registrar or transfer agent for shares of the Company, shall constitute conclusive evidence of the expedition of a notice of meeting to the shareholders and the shareholders shall be bound by such certificate.

SECTION 2.4 **CHAIRMAN** The Chairman of the Board, or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of shareholders.

If all of the aforesaid officers be absent or decline to act, the persons present and entitled to vote may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall not be entitled to a casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 2.5 **QUORUM, VOTING AND ADJOURNMENTS** Holders of not less than 51% of the outstanding shares of the share capital of the Company carrying voting rights at any meeting, present in person or represented by proxy, shall constitute a quorum for any meeting of shareholders of the Company.

The acts of the holders of a majority of the shares so present or represented and carrying voting rights thereat shall be the acts of all the shareholders except as to matters on which the vote or consent of the holders of a greater number of shares is required or directed by the Act, the articles or the by-laws of the Company.

Should a quorum not be present at any meeting of shareholders, those present in person and entitled to be counted for the purpose of forming a quorum shall have power to adjourn the meeting from time to time and from place to place without notice other than announcement at the meeting until a quorum shall be present. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned.

SECTION 2.6 **RIGHT TO VOTE** At all meetings of shareholders, each shareholder present and entitled to vote thereat shall have on a show of hands one vote and, upon a poll, each shareholder present in person or represented by proxy shall be entitled to one vote for each share carrying voting rights registered in his name in the books of the Company unless, under the terms of the articles of the Company some other scale of voting is fixed, in which event such scale of voting shall be adopted. Any shareholder or proxy may demand a ballot (either before or on the declaration of the result of a vote upon a show of hands) in respect of any matter submitted to the vote of the shareholders. However, no shareholder in arrears in respect of any call may vote at a shareholders' meeting.

In the case of joint holders of a share or shares, any one of the joint holders present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

SECTION 2.7 **SCRUTINEERS** The chairman at any meeting of shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.

SECTION 2.8 **ADDRESSES OF SHAREHOLDERS** Every shareholder shall furnish to the Company an address to which all notices intended for such shareholder shall be given, failing which, any such notice may be given to him at any other address appearing on the books of the Company. If no address appears on the books of the Company, such notice may be sent to such address as the person sending the notice may consider to be the most likely to result in such notice promptly reaching such shareholder.

SECTION 2.9 **RESOLUTION IN WRITING IN LIEU OF MEETING** A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

A copy of every such resolution shall be kept with the minutes of the meetings of shareholders.

SECTION 2.10 **PARTICIPATION BY TELEPHONE** Subject to the Act, the shareholders of the Company may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.1 **ELECTION OF DIRECTORS AND TERM OF OFFICE** Except as herein otherwise provided, each director shall be elected at an annual meeting of shareholders or at any special general meeting of shareholders called for that purpose, by a majority of the votes cast in respect of such election. It shall not be necessary that the voting for the election of directors of the Company be conducted by ballot unless voting by ballot is requested by a shareholder or proxy. Each director so elected shall hold office until the election of his successor unless he shall resign or his office become vacant by death, removal or by ceasing to be qualified to act as a director.

SECTION 3.2 **ACTS OF DIRECTORS** All acts done by the directors or by any person acting as a director, until their successors have been duly elected or appointed, shall, notwithstanding that it be afterwards discovered that there was some defect in the election of the directors or such person acting as aforesaid or that they or any of them were disqualified, be as valid as if the directors or such other person, as the case may be, had been duly elected and were qualified to be directors of the Company.

SECTION 3.3 **POWER TO ALLOT STOCK AND GRANT OPTIONS** Subject to the provisions of the articles of the Company, the shares of the Company shall be at all times under the control of the directors who may by resolution, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole, or any part of the unissued shares of the share capital of the Company on such terms and conditions, for such consideration not contrary to the Act or to the articles of the Company and at such times prescribed in any resolutions. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares. Each shareholder shall pay the amount called on his shares at the time and place fixed by the directors.

SECTION 3.4 **POWER TO DECLARE DIVIDENDS** The directors may from time to time as they may deem advisable, declare and pay dividends, in species or in kind, out of any funds or property available for dividends to the shareholders according to their respective rights and interest therein.

Any dividend in specie may be paid by cheque made payable to and mailed to the address on the books of the Company of the shareholder entitled thereto and in the case of joint holders to that one of them whose name stands first in the books of the Company, and the mailing of such cheque shall constitute payment unless the cheque is not paid upon presentation.

The directors may provide that the amount of any dividend lawfully declared shall be paid, in whole or in part, in fully paid and non-assessable shares in the capital stock of the Company.

Before declaring a dividend or a distribution of profits of the Company, the directors may transfer such sums as they may in their discretion decide to one or several reserve funds which may be used at the discretion of the directors for all purposes for which the profits of the Company may be legally applied.

SECTION 3.5 **PLACE OF MEETINGS AND NOTICES** All meetings of the Board of Directors shall be held at such place, on such date and at such time as may be determined from time to time by the Board of Directors or at any place where all the directors are present.

Any meeting of the Board of Directors may be called at any time by or on the order of the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President or by any two directors.

Notice specifying the place, date and time of any meeting of the Board of Directors shall be given to each of the directors, at least 48 hours prior to the date fixed for such meeting. The notice may be mailed, postage prepaid, to each director at his residence or usual place of business, or delivered by hand or transmitted by any means of telecommunication.

In any case where the convening of a meeting of directors is a matter of urgency, notice of such meeting may be given not less than 1 hour before such meeting is to be held.

Notwithstanding any other provisions of this Section 3.5, immediately after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present shall be held, provided they shall constitute a quorum, without further notice, for the election or appointment of officers of the Company and the transaction of such other business as may come before them.

The powers of the Board of Directors may be exercised at a meeting at which a quorum is present and at which the questions shall be decided by a majority of votes cast or by resolution in writing signed by all directors who would have been entitled to vote on that resolution at a meeting of the Board of Directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the board of directors.

SECTION 3.6 **CHAIRMAN** The Chairman of the Board or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of the directors. If all of the aforesaid officers are absent or decline to act, the directors present may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall be entitled to cast one vote as a director, but not a second or casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 3.7 **QUORUM** A majority of the directors in office shall constitute a quorum.

SECTION 3.8 **ADJOURNMENT** Any meeting of the board of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to such time and place as he may fix. No notice of an adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

SECTION 3.9 **VACANCIES AND RESIGNATION** In the case of a vacancy occurring in the Board of Directors, the directors then in office, by the affirmative vote of a majority of said remaining directors, so long as a quorum of the Board remains in office, may from time to time and at any time fill such vacancy for the remainder of the term.

ARTICLE 4

COMMITTEES

SECTION 4.1 **COMMITTEES OF THE BOARD** The Board of Directors may appoint from their number one or more committees of the Board of Directors, however designated, and delegate to any such committee any of the powers of the Board of Directors except those which pertain to items which, under the Act, a committee of the Board of Directors has no authority to exercise.

SECTION 4.2 **TRANSACTION OF BUSINESS** The powers of a committee of the Board of Directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.5.

SECTION 4.3 **ADVISORY BODIES** The Board of Directors may from time to time appoint such advisory bodies as it may deem advisable.

SECTION 4.4 **PROCEDURE** Unless otherwise determined by the Board of Directors, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman, and to regulate its procedure.

SECTION 4.5 **LIMITS ON AUTHORITY** The Board of Directors may not delegate to any committee the authority to:

(a) Submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) Fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Company;

(c) Issue securities except in the manner and on the terms authorized by the directors;

(d) Declare dividends;

(e) Purchase, redeem or otherwise acquire shares issued by the Company;

(f) Approve a take-over bid circular, directors' circular, or issuer bid circular referred to in the *Securities Act* (Québec);

(g) Approve any financial statements referred to in the *Securities Act* (Québec); or

(h) Adopt, amend or repeal by-laws;

ARTICLE 5

OFFICERS

SECTION 5.1 **OFFICERS** The directors shall elect or appoint a President, shall appoint a Secretary and may also elect or appoint as officers a Chairman of the Board, one or more Vice-Presidents, one or more Assistant-Secretaries, a Treasurer and one or more Assistant-Treasurers. Such officers shall be elected or appointed at the first meeting of the Board of Directors after each annual meeting of shareholders. There may also be appointed such other officers as the Board of Directors may from time to time deem necessary. Such officers shall respectively perform such duties in addition to those specified in the by-laws of the Company, as shall from time to time be prescribed by the Board of Directors. The same person may hold more than one office, provided, however, that the same person shall not hold the office of President and Vice-President. None of such officers except the Chairman of the Board, need be a director of the Company.

SECTION 5.2 **CHAIRMAN OF THE BOARD** The Chairman of the Board, if any, shall preside at all meetings of directors and shareholders of the Company and he shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.3 **PRESIDENT** The President shall be the chief executive officer of the Company and shall exercise a general control of and supervision over its affairs. He shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.4 **VICE-PRESIDENT OR VICE-PRESIDENTS** The Vice-President or Vice-Presidents shall have such powers and duties as may be determined by the Board of Directors from time to time. In case of the absence, disability, refusal or omission to act of the President, a Vice-President designated by the directors may exercise the powers and perform the duties of the President and, if such Vice-President exercises any of the powers or performs any of the duties of the President, the absence, disability, refusal or omission to act of the President shall be presumed.

SECTION 5.5 **TREASURER AND ASSISTANT-TREASURERS** The Treasurer shall have general charge of the finances of the Company. He shall render to the Board of Directors, whenever directed by the Board and as soon as possible after the close of each financial year, an account of the financial condition of the Company and of all his transactions as Treasurer. He shall have charge and custody of and be responsible for the keeping of the books of account required under the laws governing the Company. He shall perform all the acts incidental to the office of Treasurer or as may be determined by the Board of Directors from time to time.

Assistant-Treasurers shall perform any of the duties of the Treasurer delegated to them from time to time by the Board of Directors or by the Treasurer.

SECTION 5.6 **SECRETARY AND ASSISTANT-SECRETARIES** The Secretary shall attend to the giving of all notices of the Company and shall keep the records of all meetings and resolutions of the shareholders and of the Board of Directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the Company, if any. He shall have charge of the books containing the names and addresses of the shareholders and directors of the Company and such other books and papers as the Board of Directors may direct. He shall perform such other duties incidental to his office or as may be required by the Board of Directors from time to time.

Assistant-Secretaries shall perform any of the duties of the Secretary delegated to them from time to time by the Board of Directors or by the Secretary.

SECTION 5.7 **SECRETARY-TREASURER** Whenever the Secretary shall also be the Treasurer he may, at the option of the Board of Directors, be designated the "Secretary-Treasurer".

SECTION 5.8 **REMOVAL** The Board of Directors may, subject to the law and the provisions of any contract, remove and discharge any officer of the Company at any meeting called for that purpose and may elect or appoint any other person in such officer's stead.

ARTICLE 6

SHARE CAPITAL

SECTION 6.1 **SHARE CERTIFICATES** Certificates representing shares of the share capital of the Company shall be approved by the Board of Directors. Share certificates shall bear the signatures of two directors or two officers of the Company or of one director and one officer of the Company.

SECTION 6.2 **TRANSFER OF SHARES** A register of transfers containing the date and particulars of all transfers of shares of the share capital of the Company shall be kept either at the head office or at such other office of the Company or at such other place in the Province of Québec as may be determined, from time to time, by resolution of the Board of Directors. One or more branch registers of transfers may be kept at any office of the Company or any other place within the Province of Québec or elsewhere as may from time to time be determined by resolution of the Board of Directors.

The date and particulars of all transfers of shares contained in a branch register of transfers must also be entered in the register of transfers. Such register of transfers and branch registers of transfers shall be kept by the Secretary or by such other officer or officers as may be specially charged with this duty or by such agent or agents as may be appointed from time to time for that purpose by resolution of the Board of Directors.

Registration of a transfer of shares of the capital of the Company in the register of transfers shall constitute a complete and valid transfer. Subject to any provision to the contrary contained in the Act, no transfer of shares of the capital of the Company shall be valid for any purpose until entry thereof is duly made in the register of transfers or in a branch register of transfers. The directors may refuse to register any transfer of shares belonging to any shareholder who is indebted to the Company. A share may not be transferred without the consent of the directors if its price has not been fully paid. No share shall be transferable until all calls payable thereon up to the time of transfer have been fully paid.

Entry of the transfer of any share of the share capital of the Company may be made in the register of transfers or in a branch register of transfers regardless of where the certificate representing the share to be transferred shall have been issued.

If the shares of the share capital of the Company to be transferred are represented by a certificate, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless or until the certificate representing the shares to be transferred has been duly endorsed and surrendered for cancellation. If no certificate has been issued by the Company in respect of such share, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless and until a duly executed share transfer power in respect thereof has been presented for registration.

SECTION 6.3 **TRANSFER AGENTS AND REGISTRARS** The Board of Directors may appoint or remove from time to time transfer agents or registrars of transfers of shares of the share capital of the Company and, subject to the laws governing the Company, make regulations generally, from time to time, with reference to the transfer of the shares of the share capital of the Company. Upon any such appointment being made, all certificates representing shares of the share capital of the Company thereafter issued shall be countersigned by one of such transfer agents or one of such registrars of transfers and shall not be valid unless so countersigned.

SECTION 6.4 **REPLACEMENT OF CERTIFICATES.** Where a shareholder declares under oath to the Company or the registrar, a branch registrar, transfer agent or a branch transfer agent of the Company, that the share certificate which he held has been destroyed, stolen or lost, and describes the circumstances under which this occurred, and provides, if so required, a bond against any loss for which the Company may be held responsible with regard to the issue of a new certificate, the president, or vice-president, the secretary or the treasurer, may issue a new certificate in replacement of the one which has been destroyed, stolen or lost.

ARTICLE 7

FINANCIAL YEAR

The financial year of the Company shall end on December 31 in each year. Such date may, however, be changed from time to time by resolution of the Board of Directors.

ARTICLE 8

CONTRACTS

All contracts, deeds, agreements, documents, bonds, debentures and other instruments requiring execution by the Company may be signed by two directors or two officers of the Company or by one director and one officer of the Company or by such persons as the Board of Directors may otherwise authorize from time to time by resolution. Any such authorization may be general or confined to specific instances. Save as aforesaid or as otherwise provided in the by-laws of the Company, no director, officer, agent or employee shall have any power or authority to bind the Company under any contract or obligation or to pledge its credit.

The Company may transact business with one or more of its directors or with any firm of which one or more of its directors are members or employees or with any corporation or association of which one or more of its directors are shareholders, directors, officers or employees. The director who has an interest in such transaction shall disclose it to the Company and to the other directors making a decision in respect of such transaction and shall abstain from discussing and voting on the question except if his vote is required to bind the Company in respect of such transaction.

ARTICLE 9

DECLARATIONS

Any director or officer of the Company or any other person nominated for that purpose by any director or officer of the Company is authorized and empowered to give instructions to an attorney to appear and make answer for and on behalf and in the name of the Company to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf and in the name of the Company any answer to writs of attachment by way of garnishment in which the Company is garnishee. Any director, officer or person so nominated is authorized and empowered to make all affidavits and sworn declarations in connection therewith or in connection with any and all judicial proceedings to which the Company is a party and to instruct an attorney to make demands of abandonment or petitions for winding-up or bankruptcy orders upon any debtor of the Company and to attend and vote at all meetings of creditors of the Company's debtors and grant proxies in connection therewith. Any such director, officer or person is authorized to appoint by general or special power or powers of attorney any person or persons, including any person other than those directors, officers and persons hereinbefore mentioned, as attorney or attorneys of the Company to do any of the foregoing things.

ARTICLE 10

DIVISIONS

The Board of Directors may cause the business and operations of the Company or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the Board of Directors may consider appropriate in each case.

From time to time the Board of Directors or, if authorized by the Board of Directors, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a) Sub-Division and Consolidation. The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) Name. The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Company; provided that the Company shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Company; and

(c) Officers. The appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Company, unless expressly designated as such.

For greater certainty, there will be a division of the Company which focuses primarily on market regulation created to oversee the Company's regulatory functions and operations, and such division will be subject to supervision by a special committee designated by the Board of Directors, the division being subject to the ultimate authority of the Board of Directors and of the *Autorité des marchés financiers*. More than 50% of the members of such committee shall be independent members based on the standards set forth in the Board of Directors Independence Standards of the Company.

Such division will be established on a financially separate basis from the other operations of the Company, may charge for its services, and may provide, with the prior consent of the *Autorité des marchés financiers*, regulatory services to other exchanges, self-regulatory organizations, trading facilities and/or other persons.

ARTICLE 11

INDEMNIFICATION

(a) To the extent permitted by law, every current or former director, officer, employee or committee member of the Company and any of its subsidiaries and his or her heirs, executors, and administrators, legal representatives and estate (each, an "Indemnitee") shall from time to time, and at all times, be indemnified and saved harmless out of the funds of the Company from and against

(i) all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment and including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) whatsoever that such Indemnitee sustains or incurs in or about any action, suit or proceeding, whether civil, criminal or administrative, and including any investigation, inquiry or hearing, or any appeal therefrom, that is threatened, brought, commenced or prosecuted against him, or in respect of which he is compelled or requested by the Company to participate, for or in respect of any act, deed, matter or thing whatsoever made, done or permitted by him in or about the execution of the duties of his office as they relate to the Company or any of its subsidiaries, including those duties executed, whether in an official capacity or not, for or on behalf of or in relation to any body corporate or entity which he serves or served at the request of or on behalf of the Company or any of its subsidiaries; and

(ii) all other costs, charges and expenses that he sustains or incurs in or about or in relation to the affairs of the Company and its subsidiaries or any body corporate or entity which he serves or served, whether in an official capacity or not, at the request of or on behalf of the Company or any of its subsidiaries;

except such costs, charges or expenses as are occasioned by his own wilful neglect or default.

(b) Any indemnification hereunder (unless ordered by a court) shall be made by the Company unless a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested directors, or (if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the board or counsel at the time such determination is made, such Indemnitee is not entitled to indemnification by reason of his own wilful neglect or default.

(c) For greater certainty, it is confirmed that, to the extent permitted by law, the Company shall indemnify all costs and expenses incurred in connection with any action, suit, or proceeding contemplated herein, regardless of whether the Indemnitee has been successful or substantially successful on the merits, and without limiting the generality of the foregoing, such Indemnitee shall be indemnified against all expenses in connection with the dismissal of such action or issue without prejudice or in connection with the settlement of such action or issue without admission of liability.

(d) To the extent permitted by law, and subject to subsection (e), below, all costs, charges and expenses indemnified (including legal and professional fees and including out of pocket expenses for attendance at trials, hearing and meetings) shall be paid by the Company in advance of the final disposition of the matter, provided that the Indemnitee shall undertake to repay such amount in the event that it is ultimately determined, either pursuant hereto or by a court of competent jurisdiction, that such Indemnitee is not entitled to indemnification.

(e) Any costs, charges or expenses (including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) incurred or to be incurred in any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, or any appeal therefrom, shall be paid by the Company promptly, and in any event, within ninety days after receiving the written request of the Indemnitee, unless a determination is reasonably and promptly made by the Board of Directors under subsection (b) that such Indemnitee is not entitled to indemnification or to an advancement of expenses.

(f) Any person entitled to indemnification hereunder or otherwise shall give notice to the Company, where practical, of any action, suit or proceeding which may give rise to a demand for indemnification.

(g) Any person entitled to and demanding indemnification, hereunder or otherwise, shall cooperate with the Company throughout the course of any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, to the fullest extent possible, including but not limited to, providing the Company with the consent and authority, to be exercised at the sole option of the Company, to take carriage of such person's defense.

(h) The foregoing rights of indemnification and advancement of expenses shall not affect any other rights to indemnification or be exclusive of any other rights to which any person may be entitled by law or otherwise.

ARTICLE 12

RULES AND POLICIES

The Board of Directors or any committee appointed by it may from time to time enact, amend, repeal and re-enact such rules, policies, guidelines, decisions, rulings, orders, instructions and directions (collectively, the "Rules and Policies") not inconsistent with the *Securities Act* (Québec) as it in its discretion may consider advisable for the regulation of the use of the facilities and products of the Company, approved participants; individuals, listed companies and other entities over which the Company has jurisdiction.

The Board of Directors or any committee appointed by it may also issue, establish, adopt, amend, repeal and re-issue, re-establish and re-adopt interpretations, procedures and practices to supplement such Rules and Policies.

Such Rules and Policies may represent the imposition of requirements in addition to or more stringent than those imposed under the *Securities Act* (Québec) or by the *Autorité des marchés financiers*, shall be binding on approved participants, listed companies and other entities, as applicable, and may be adopted to, among other things, enhance the credibility and reputation of the Company as a well-regulated market.

Such Rules and Policies shall be effective without the shareholders', approved participants' or listed companies' approval, except as expressly otherwise provided therein, but may be subject to prior review and approval or non-disapproval by the *Autorité des marchés financiers*.

Without limiting the generality of the foregoing, Rules and Policies may deal with all matters related to market regulation, including without limitation:

(a) the financial affairs, partnership and/or corporate arrangements, business relationships, operations, and standards of practice and business conduct applicable to approved participants (and their current and former partners, shareholders, associates, insiders, directors, officers, employees, agents and representatives) in respect of their overall equity trading operations and market activities, both through the Company's facilities and generally;

(b) requirements applicable to or in respect of derivative products;

(c) requirements applicable to or in respect of the securities of listed companies;

(d) compliance reviews, examinations and investigations, and enforcement and disciplinary matters;

(e) trading ethics, trading rules, trading currencies, clearing and settlement and market surveillance matters;

(f) the provision of information, cooperation and/or assistance;

(g) the payment of fees, costs, forfeitures, penalties, fines and/or other amounts;

(h) hearing practices, where applicable; and

(i) the requirements and procedures applicable to becoming an approved participant (or a partner, shareholder, associate, insider, director, officer, employee, agent or representative of an approved participant) or a listed company (or a partner, insider, director or officer of a listed company).

ARTICLE 13

VARIOUS

SECTION 13.1 **Exchange of Information, Agreements** To the extent permitted by law, the Company may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

The Company may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

SECTION 13.2 **Approved Participant Agreements, Listed Company Agreements, etc.** In the discretion of the Company, approved participants may be required to enter into an Approved Participant Agreement with the Company in order to obtain access to the Company's facilities. Approved participants shall not by virtue thereof have any ownership or voting interest in the Company, and shall be approved participants solely by virtue of their contractual arrangements with the Company. Approved participants shall not, as such, be liable for any act, default, obligation or liability of the Company.

In addition, in the discretion of the Company, listed companies and other Persons may be required to enter into agreements with the Company.

ARTICLE 14

BORROWING

The directors of the Company are hereby authorized, whenever they deem appropriate:

(a) to borrow money and obtain advances upon the credit of the Company, from any bank, corporation, firm, association or person, upon such terms, covenants and conditions, at such time, in such sums, to such an extent and in such manner as the Board of Directors in its discretion may deem expedient;

(b) to limit or increase the amount to be borrowed;

(c) to issue or cause to be issued bonds or other evidences of indebtedness of the Company and to pledge or sell the same for such sums, upon such terms, covenants and conditions and at such prices as may be deemed expedient by the Board of Directors;

(d) to hypothecate the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, to secure payment of any such bonds or other evidences of indebtedness, or give part only of such guarantee for such purposes;

(e) to hypothecate or otherwise encumber the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, or give all such guarantees, to secure the payment of loans made otherwise than by the issue of bonds or other evidences of indebtedness, as well as the payment or performance of any other debt, contract and obligation of the Company;

(f) as security for any discounts, overdrafts, loans, credits, advances or other indebtedness or liability of the Company, to any bank, corporation, firm or person, and interest thereon, to hypothecate and give to any bank, corporation, firm or person any or all of the Company property, undertaking and assets, movable or immovable, now owned or hereafter acquired, and to give such security thereon as may be taken by a bank under the provisions of the Bank Act, and to renew, alter, vary or substitute such security from time to time, with authority to enter into promises to give security under the Bank Act for any indebtedness contracted or to be contracted by the Company to any bank;

(g) to delegate to such officer(s) or director(s) of the Company as the directors may designate all or any of the foregoing powers to such extent and in such manner as the directors may determine.

AND the powers of borrowing and giving security hereby authorized shall be deemed to be continuing powers and not to be exhausted by the first exercise thereof, but may be exercised from time to time hereafter, until the repeal of this by-law and notice thereof has been given in writing.

ENACTED on May 1, 2008

Witness the signatures of the President and the Secretary of the Company.

President

Secretary


BOX
OPTIONS

Exhibit C-6 – MX US 1, Inc. Articles of Incorporation and By-Laws

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MX US 1, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF JULY, A.D. 2008, AT 4:12 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

SECRETARY'S OFFICE DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4573391 8100

080774481

AUTHENTICATION: 6719974

DATE: 07-10-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:12 PM 07/10/2008
FILED 04:12 PM 07/10/2008
SRV 080774481 - 4573391 FILE

CERTIFICATE OF INCORPORATION
OF
MX US 1, INC.

FIRST: The name of the corporation is:

MX US 1, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: The total number of shares of capital stock which the corporation shall have authority to issue is three thousand (3,000) shares, and the par value of each of such shares is one cent ($0.01), amounting in the aggregate to thirty dollars ($30.00) of capital stock.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Kathrine J. LeBlanc	c/o Bingham McCutchen LLP One Federal Street Boston, MA 02110

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a) The election of directors need not be by written ballot.

(b) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal bylaws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the bylaws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the bylaws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the

corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the bylaws of the corporation or by the board of directors.

SEVENTH: No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Seventh shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

EIGHTH: The Company will indemnify each director of the Company, his heirs, executors, and administrators, and may indemnify each officer, employee, and agent of the Company, such director's heirs, executors, administrators, and all other persons whom the Company is authorized to indemnify under the provisions of the DGCL, to the maximum extent permitted by law (a) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such director in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise, and (b) against all expenses (including attorney's fees) actually and reasonably incurred by such director in connection with the defense or settlement of any action or suit by or in the right of the Company, or in connection with any appeal therein, or otherwise; and no provision of this Article Eighth is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the DGCL upon the Company to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the DGCL or any other law now or hereafter in effect.

The Company's Board of Directors may in its discretion authorize the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such Person or incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Company would have the power to indemnify such Person against such liability under the foregoing paragraph of this Article Eighth.

NINTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the bylaws of the Company, by applicable statutory or other law, or by any contract or agreement to which the Company is or may become party, the Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts stated herein are true, and accordingly have hereunto set my hand this 10th day of July, 2008.

/s/ Kathrine LeBlanc
Kathrine J. LeBlanc
Sole Incorporator

CERTIFICATE OF INCORPORATION
OF
MX US 1, INC.

FIRST: The name of the corporation is:

MX US 1, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: The total number of shares of capital stock which the corporation shall have authority to issue is three thousand (3,000) shares, and the par value of each of such shares is one cent ($0.01), amounting in the aggregate to thirty dollars ($30.00) of capital stock.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Kathrine J. LeBlanc	c/o Bingham McCutchen LLP One Federal Street Boston, MA 02110

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a) The election of directors need not be by written ballot.

(b) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal bylaws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the bylaws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the bylaws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the

corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the bylaws of the corporation or by the board of directors.

SEVENTH: No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Seventh shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

EIGHTH: The Company will indemnify each director of the Company, his heirs, executors, and administrators, and may indemnify each officer, employee, and agent of the Company, such director's heirs, executors, administrators, and all other persons whom the Company is authorized to indemnify under the provisions of the DGCL, to the maximum extent permitted by law (a) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such director in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise, and (b) against all expenses (including attorney's fees) actually and reasonably incurred by such director in connection with the defense or settlement of any action or suit by or in the right of the Company, or in connection with any appeal therein, or otherwise; and no provision of this Article Eighth is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the DGCL upon the Company to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the DGCL or any other law now or hereafter in effect.

The Company's Board of Directors may in its discretion authorize the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such Person or incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Company would have the power to indemnify such Person against such liability under the foregoing paragraph of this Article Eighth.

NINTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the bylaws of the Company, by applicable statutory or other law, or by any contract or agreement to which the Company is or may become party, the Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts stated herein are true, and accordingly have hereunto set my hand this 10th day of July, 2008.

Kathrine J. LeBlanc
Sole Incorporator

MX US 1, INC.

STATEMENT OF ORGANIZATION OF THE INCORPORATOR

July 10, 2008

The undersigned, being the sole incorporator of MX US 1, Inc., a Delaware corporation (the "Corporation"), hereby certifies pursuant to Section 108 of the General Corporation Law of the State of Delaware that:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 10, 2008 and is being recorded in the office of the Recorder of New Castle County, Delaware.

2. The bylaws annexed hereto have been adopted by me as the bylaws of the Corporation.

3. That Joëlle Saint-Arnault has been elected by me as the sole Director of the Corporation, to hold office until the first annual meeting of stockholders and until her successor has been duly elected and qualified.

Kathrine J. LeBlanc

A/72542813.2

MX US 1, INC.
BYLAWS

TABLE OF CONTENTS

MX US 1, INC.

BYLAWS

Article I. - General.

1.1. Offices. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

1.2. Seal. The seal of the Corporation, if any, shall be in the form of a circle and shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware".

1.3. Fiscal Year. The fiscal year of the Corporation shall be the period from January through December.

Article II. - Stockholders.

2.1. Place of Meetings. All meetings of the stockholders shall be held at the office of the Corporation, except such meetings as the Board of Directors expressly determine shall be held elsewhere or solely by means of remote communication, in which cases meetings may be held upon notice as hereinafter provided at such other place or places within or without the State of Delaware or by remote communication as the Board of Directors shall have determined and as shall be stated in such notice.

2.2. Annual Meeting. The annual meeting of the stockholders shall be held each year on such date and at such time as the Board of Directors may determine. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors by plurality vote by ballot and may transact such other corporate business as may properly be brought before the meeting. At the annual meeting, any business may be transacted, irrespective of whether the notice calling such meeting shall have contained a reference thereto, except where notice is required by law, the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), or these bylaws.

2.3. Quorum. At all meetings of the stockholders the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation or by these bylaws. If, however, such majority shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or by proxy, by a majority vote, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting until the requisite amount of voting stock shall be present. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting, at which the requisite amount of voting stock shall be represented, any business may be transacted which might have been transacted if the meeting had been held as originally called.

2.4. Right to Vote; Proxies. Each holder of a share or shares of capital stock of the Corporation having the right to vote at any meeting shall be entitled to one vote for each such share of stock held by such holder. Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy, but no proxy which is dated more than three years prior to the meeting at which it is offered shall confer the right to vote thereat unless the proxy provides that it shall be effective for a longer period. A proxy may be granted by a writing executed by the stockholder or his authorized officer, director, employee or agent or by transmission or authorization of transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, subject to the conditions set forth in Section 212 of the Delaware General Corporation Law, as it may be amended from time to time (the "Delaware GCL").

2.5. Voting. At all meetings of stockholders, except as otherwise expressly provided for by statute, the Certificate of Incorporation or these bylaws, (i) in all matters other than the election of directors, the affirmative vote of a majority of shares present in person or by means of remote communication or represented by proxy at the meeting and entitled to vote on such matter shall be the act of the stockholders and (ii) directors shall be elected by a plurality of the votes of the shares present in person or by means of remote communication or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise expressly provided by law, the Certificate of Incorporation or these bylaws, at all meetings of stockholders the voting shall be by voice vote, but any stockholder qualified to vote on the matter in question may demand a stock vote, by shares of stock, upon such question, whereupon such stock vote shall be taken by ballot which may be by electronic transmission by any stockholder present by means of remote communication, each of which shall state the name of the stockholder voting and the number of shares voted by such stockholder, and, if such ballot be cast by a proxy, it shall also state the name of the proxy.

2.6. Notice of Annual Meetings. Written notice of the annual meeting of the stockholders, stating the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be sent not less than ten (10) nor more than sixty (60) days prior to the meeting. It shall be the duty of every stockholder to furnish to the Secretary of the Corporation or to the transfer agent, if any, of the class of stock owned by such stockholder, his post-office address and to notify said Secretary or transfer agent of any change therein.

2.7. Stockholders' List. A complete list of the stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder, and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary and shall be open to examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days before such meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal office of the corporation, and said list shall be open to examination during the whole time of said meeting, at the place of said meeting, or, if the meeting held is by remote communication, on a reasonably accessible electronic network and the information required to access such list shall be provided with the notice of the meeting.

2.8. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise provided by statute, may be called by the Board of Directors, the Chairman of the Board, if any, the President or any Vice President.

2.9. Notice of Special Meetings. Written notice of a special meeting of stockholders, stating the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the object thereof, shall be sent not less than ten (10) nor more than sixty (60) days before such meeting, to each stockholder entitled to vote thereat, either in paper form or electronic form pursuant to each stockholder's instructions on record with the Corporation. No business may be transacted at such meeting except that referred to in said notice, or in a supplemental notice given also in compliance with the provisions hereof, or such other business as may be germane or supplementary to that stated in said notice or notices.

2.10. Inspectors.

1. One or more inspectors may be appointed by the Board of Directors before or at any meeting of stockholders, or, if no such appointment shall have been made, the presiding officer may make such appointment at the meeting. At the meeting for which the inspector or inspectors are appointed, he, she or they shall open and close the polls, receive and take charge of the proxies and ballots, and decide all questions touching on the qualifications of voters, the validity of proxies and the acceptance and rejection of votes. If any inspector previously appointed shall fail to attend or refuse or be unable to serve, the presiding officer shall appoint an inspector in his place.

2. At any time at which the Corporation has a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, the provisions of Section 231 of the Delaware GCL with respect to inspectors of election and voting procedures shall apply, in lieu of the provisions of paragraph (l) of this §2.10.

2.11. Stockholders' Consent in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required by law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this §2.11 to the Corporation, written consents signed by a sufficient number of stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its principal place of business or to an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Article III. - Directors.

3.1. Number of Directors. Except as otherwise provided by law, the Certificate of Incorporation or these bylaws, the property and business of the Corporation shall be managed by or under the direction of a board of not less than one nor more than thirteen directors. Within the limits specified, the number of directors shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting. Directors need not be stockholders, residents of Delaware or citizens of the United States. The directors shall be elected by ballot at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify or until his earlier resignation or removal; provided that in the event of failure to hold such meeting or to hold such election at such meeting, such election may be held at any special meeting of the stockholders called for that purpose. If the office of any director becomes vacant by reason of death, resignation, disqualification, removal, failure to elect, or otherwise, the remaining directors, although more or less than a quorum, by a majority vote of such remaining directors may elect a successor or successors who shall hold office for the unexpired term.

3.2. Change in Number of Directors; Vacancies. The maximum number of directors may be increased by an amendment to these bylaws adopted by a majority vote of the Board of Directors or by a majority vote of the capital stock having voting power, and if the number of directors is so increased by action of the Board of Directors or of the stockholders or otherwise, then the additional directors may be elected in the manner provided above for the filling of vacancies in the Board of Directors or at the annual meeting of stockholders or at a special meeting called for that purpose.

3.3. Resignation. Any director of this Corporation may resign at any time by giving notice in writing or by electronic transmission to the Chairman of the Board, if any, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, at the time of receipt if no time is specified therein and at the time of acceptance if the effectiveness of such resignation is conditioned upon its acceptance. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.4. Removal. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

3.5. Place of Meetings and Books. The Board of Directors may hold their meetings and keep the books of the Corporation outside the State of Delaware, at such places as they may from time to time determine.

3.6. General Powers. In addition to the powers and authority expressly conferred upon them by these bylaws, the board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

3.7. Executive Committee. There may be an executive committee of one or more directors designated by resolution passed by a majority of the whole board. The act of a majority of the members of such committee shall be the act of the committee. Said committee may meet at stated times or on notice to all by any of their own number, and shall have and may exercise those powers of the Board of Directors in the management of the business affairs of the Company as are provided by law and may authorize the seal of the Corporation to be affixed to all papers which may require it. Vacancies in the membership of the committee shall be filled by the Board of Directors at a regular meeting or at a special meeting called for that purpose.

3.8. Other Committees. The Board of Directors may also designate one or more committees in addition to the executive committee, by resolution or resolutions passed by a majority of the whole board; such committee or committees shall consist of one or more directors of the Corporation, and to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board of Directors in the management of the business and affairs of the Corporation to the extent permitted by statute and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

3.9. Powers Denied to Committees. Committees of the Board of Directors shall not, in any event, have any power or authority to amend the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares adopted by the Board of Directors as provided in Section 151(a) of the Delaware GCL, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution or to amend the bylaws of the Corporation. Further, no committee of the Board of Directors shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to Section 253 of the Delaware GCL, unless the resolution or resolutions designating such committee expressly so provides.

3.10. Substitute Committee Member. In the absence or on the disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of such absent or disqualified member. Any committee shall keep regular minutes of its proceedings and report the same to the board as may be required by the board.

3.11. Compensation of Directors. The Board of Directors shall have the power to fix the compensation of directors and members of committees of the Board. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.12. Annual Meeting. The newly elected board may meet at such place and time as shall be fixed and announced by the presiding officer at the annual meeting of stockholders, for the purpose of organization or otherwise, and no further notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or they may meet at such place and time as shall be stated in a notice given to such directors two (2) days prior to such meeting, or as shall be fixed by the consent in writing of all the directors.

3.13. Regular Meetings. Regular meetings of the board may be held without notice at such time and place as shall from time to time be determined by the board.

3.14. Special Meetings. Special meetings of the board may be called by the Chairman of the Board, if any, or the President, on two (2) days notice to each director, or such shorter period of time before the meeting as will nonetheless be sufficient for the convenient assembly of the directors so notified; special meetings shall be called by the Secretary in like manner and on like notice, on the written request of two or more directors.

3.15. Quorum. At all meetings of the Board of Directors, a majority of the total number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically permitted or provided by statute, or by the Certificate of Incorporation, or by these bylaws. If at any meeting of the board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at said meeting which shall be so adjourned.

3.16. Telephonic Participation in Meetings. Members of the Board of Directors or any committee designated by such board may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

3.17. Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission and such consent is filed in paper form with the minutes of proceedings of the board or committee.

Article IV. - Officers.

4.1. Selection; Statutory Officers. The officers of the Corporation shall be chosen by the Board of Directors. There shall be a President, a Secretary and a Treasurer, and there may be a Chairman of the Board of Directors, one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers, as the Board of Directors may elect. Any number of offices may be held by the same person.

4.2. Time of Election. The officers above named shall be chosen by the Board of Directors at its first meeting after each annual meeting of stockholders. None of said officers need be a director.

4.3. Additional Officers. The board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

4.4. Terms of Office. Each officer of the Corporation shall hold office until his successor is chosen and qualified, or until his earlier resignation or removal. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors.

4.5. Compensation of Officers. The Board of Directors shall have power to fix the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to fix the compensation of such subordinate officers.

4.6. **Chairman of the Board**. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and directors, and shall have such other duties as may be assigned to the Chairman from time to time by the Board of Directors.

4.7. **President**. Unless the Board of Directors otherwise determines, the President shall be the chief executive officer and head of the Corporation. Unless there is a Chairman of the Board, the President shall preside at all meetings of directors and stockholders. Under the supervision of the Board of Directors and of the executive committee, the President shall have the general control and management of its business and affairs, subject, however, to the right of the Board of Directors and of the executive committee to confer any specific power, except such as may be by statute exclusively conferred on the President, upon any other officer or officers of the Corporation. The President shall perform and do all acts and things incident to the position of President and such other duties as may be assigned to the Chairman from time to time by the Board of Directors or the executive committee.

4.8. **Vice-Presidents**. The Vice-Presidents shall perform such of the duties of the President on behalf of the Corporation as may be respectively assigned to them from time to time by the Board of Directors or by the executive committee or by the President. The Board of Directors or the executive committee may designate one of the Vice-Presidents as the Executive Vice-President, and in the absence or inability of the President to act, such Executive Vice-President shall have and possess all of the powers and discharge all of the duties of the President, subject to the control of the board and of the executive committee.

4.9. **Treasurer**. The Treasurer shall have the care and custody of all the funds and securities of the Corporation which may come into his hands as Treasurer, and the power and authority to endorse checks, drafts and other instruments for the payment of money for deposit or collection when necessary or proper and to deposit the same to the credit of the Corporation in such bank or banks or depository as the Board of Directors or the executive committee, or the officers or agents to whom the Board of Directors or the executive committee may delegate such authority, may designate, and the Treasurer may endorse all commercial documents requiring endorsements for or on behalf of the Corporation. The Treasurer may sign all receipts and vouchers for the payments made to the Corporation. The Treasurer shall render an account of his transactions to the Board of Directors or to the executive committee as often as the board or the committee shall require the same. The Treasurer shall enter regularly in the books to be kept by the Treasurer for that purpose full and adequate account of all moneys received and paid by the Treasurer on account of the Corporation. The Treasurer shall perform all acts incident to the position of Treasurer, subject to the control of the Board of Directors and of the executive committee. The Treasurer shall when requested, pursuant to vote of the Board of Directors or the executive committee, give a bond to the Corporation conditioned for the faithful performance of his duties, the expense of which bond shall be borne by the Corporation.

4.10. Secretary. The Secretary shall keep the minutes of all meetings of the Board of Directors and of the stockholders; the Secretary shall attend to the giving and serving of all notices of the Corporation. Except as otherwise ordered by the Board of Directors or the executive committee, the Secretary shall attest the seal of the Corporation upon all contracts and instruments executed under such seal and shall affix the seal of the Corporation thereto and to all certificates of shares of capital stock of the Corporation. The Secretary shall have charge of the stock certificate book, transfer book and stock ledger, and such other books and papers as the Board of Directors or the executive committee may direct. The Secretary shall, in general, perform all the duties of Secretary, subject to the control of the Board of Directors and of the executive committee.

4.11. Assistant Secretary. The Board of Directors or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Secretaries of the Corporation. Any Assistant Secretary upon his appointment shall perform such duties of the Secretary, and also any and all such other duties as the executive committee or the Board of Directors or the President or the Executive Vice-President or the Treasurer or the Secretary may designate.

4.12. Assistant Treasurer. The Board of Directors or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Treasurers of the Corporation. Any Assistant Treasurer upon his appointment shall perform such of the duties of the Treasurer, and also any and all such other duties as the executive committee or the Board of Directors or the President or the Executive Vice-President or the Treasurer or the Secretary may designate.

4.13. Subordinate Officers. The Board of Directors may select such subordinate officers as it may deem desirable. Each such officer shall hold office for such period, have such authority, and perform such duties as the Board of Directors may prescribe. The Board of Directors may, from time to time, authorize any officer to appoint and remove subordinate officers and to prescribe the powers and duties thereof.

Article V. - Stock.

5.1. Stock. Each stockholder shall be entitled to a certificate or certificates of stock of the Corporation in such form as the Board of Directors may from time to time prescribe. The certificates of stock of the Corporation shall be numbered and shall be entered in the books of the Corporation as they are issued. They shall certify the holder's name and number and class of shares and shall be signed by both of (i) either the Chairperson or Vice Chairperson of the Board of Directors, or the President or Vice President, and (ii) any one of the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and may, but need not, be sealed with the corporate seal of the Corporation. If such certificate is countersigned (l) by a transfer agent other than the Corporation or its employee, or, (2) by a registrar other than the Corporation or its employee, the signature of the officers of the Corporation and the corporate seal may be facsimiles. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature shall have been used thereon had not ceased to be such officer or officers of the Corporation.

5.2. Fractional Share Interests. The Corporation may, but shall not be required to, issue fractions of a share. If the Corporation does not issue fractions of a share, it shall (i) arrange for the disposition of fractional interests by those entitled thereto, (ii) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (iii) issue scrip or warrants in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the Corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

5.3. Transfers of Stock. Subject to any transfer restrictions then in force, the shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers or to such other person as the directors may designate by whom they shall be cancelled and new certificates shall thereupon be issued. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof save as expressly provided by the laws of Delaware.

5.4. Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no such record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.5. Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents or transfer clerks and one or more registrars and may require all certificates of stock to bear the signature or signatures of any of them.

5.6. Dividends.

1. Power to Declare. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation and the laws of Delaware.

2. Reserves. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

5.7. Lost, Stolen or Destroyed Certificates. No certificates for shares of stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of the loss, theft or destruction and upon indemnification of the Corporation and its agents to such extent and in such manner as the Board of Directors may from time to time prescribe.

5.8. Inspection of Books. The stockholders of the Corporation, by a majority vote at any meeting of stockholders duly called, or in case the stockholders shall fail to act, the Board of Directors shall have power from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation (other than the stock ledger) or any of them, shall be open to inspection of stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation except as conferred by statute or authorized by the Board of Directors or by a resolution of the stockholders.

Article VI. - Miscellaneous Management Provisions.

6.1. Checks, Drafts and Notes. All checks, drafts or orders for the payment of money, and all notes and acceptances of the Corporation shall be signed by such officer or officers, agent or agents as the Board of Directors may designate.

6.2. Notices.

1. Notices to directors and stockholders may be (i) in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation, (ii) by facsimile telecommunication, when directed to a number at which the director or stockholder has consented to receive notice, (iii) by electronic mail, when directed to an electronic mail address at which the director or stockholder has consented to receive notice, (iv) by other electronic transmission, when directed to the director or stockholder. Notice by mail shall be deemed to be given at the time when the same shall be mailed.

2. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation of the Corporation of the Corporation or of these bylaws, a written waiver signed by the person or persons entitled to said notice, or waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein or the meeting or action to which such notice relates, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.3. Conflict of Interest. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of or committee thereof which authorized the contract or transaction, or solely because his or their votes are counted for such purpose, if: (i) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders of the Corporation entitled to vote thereon, and the contract or transaction as specifically approved in good faith by vote of such stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

6.4. Voting of Securities owned by this Corporation. Subject always to the specific directions of the Board of Directors, (i) any shares or other securities issued by any other Corporation and owned or controlled by this Corporation may be voted in person at any meeting of security holders of such other corporation by the President of this Corporation if he or she is present at such meeting, or in the President's absence by the Treasurer of this Corporation if he or she is present at such meeting, and (ii) whenever, in the judgment of the President, it is desirable for this Corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other Corporation and owned by this Corporation, such proxy or consent shall be executed in the name of this Corporation by the President, without the necessity of any authorization by the Board of Directors, affixation of corporate seal or countersignature or attestation by another officer, provided that if the President is unable to execute such proxy or consent by reason of sickness, absence from the United States or other similar cause, the Treasurer may execute such proxy or consent. Any person or persons designated in the manner above stated as the proxy or proxies of this Corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by this Corporation the same as such shares or other securities might be voted by this Corporation.

Article VII. - Indemnification.

7.1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of being or having been a director or officer of the Corporation or serving or having served at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "Indemnitee"), whether the basis of such proceeding is alleged action or failure to act in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto) (as used in this Article 7, the "Delaware Law"), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators; provided, however, that, except as provided in §7.2 hereof with respect to Proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Article 7 shall be a contract right and shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such Proceeding in advance of its final disposition (an "Advancement of Expenses"); provided, however, that, if the Delaware Law so requires, an Advancement of Expenses incurred by an Indemnitee shall be made only upon delivery to the Corporation of an undertaking (an "Undertaking"), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "Final Adjudication") that such Indemnitee is not entitled to be indemnified for such expenses under this Article 7 or otherwise.

7.2. Right of Indemnitee to Bring Suit. If a claim under §7.1 hereof is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking the Corporation shall be entitled to recover such expenses upon a Final Adjudication that, the Indemnitee has not met the applicable standard of conduct set forth in the Delaware Law. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, under this Article 7 or otherwise shall be on the Corporation.

7.3. Non-Exclusivity of Rights. The rights to indemnification and to the Advancement of Expenses conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

7.4. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under this Article 7 or under the Delaware Law.

7.5. Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the Advancement of Expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article 7 with respect to the indemnification and Advancement of Expenses of directors and officers of the Corporation.

Article VIII. - Amendments.

8.1. Amendments. The bylaws of the Corporation may be altered, amended or repealed at any meeting of the Board of Directors upon notice thereof in accordance with these bylaws, or at any meeting of the stockholders by the vote of the holders of the majority of the stock issued and outstanding and entitled to vote at such meeting, in accordance with the provisions of the Certificate of Incorporation and of the laws of Delaware.


BOX
OPTIONS

Exhibit C-7 – MX US 2, Inc. Articles of Incorporation and By-Laws

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MX US 2, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF AUGUST, A.D. 2008, AT 12:13 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4480847 8100

080890648

AUTHENTICATION: 6805693

DATE: 08-21-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

Division of Corporations
Delivered 12:13 PM 08/21/2008
FILED 12:13 PM 08/21/2008
SRV 080890648 - 4480847 FILE

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MX US 2, INC.

MX US 2, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the "DGCL"), does hereby certify, pursuant to Sections 228, 242, and 245 of the DGCL, that:

(a) The name of the Corporation is MX US 2, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 27, 2007.

(b) This Amended and Restated Certificate of Incorporation (this "Amended and Restated Certificate of Incorporation"), which restates and amends the original Certificate of Incorporation of the Corporation, was duly adopted in accordance with the provisions of Section 242 and 245 of the DGCL, and was approved by the written consent of the stockholders of the Corporation given in accordance with the provisions of Section 228 of the DGCL;

The text of the Certificate of Incorporation is hereby amended and restated to read as herein set forth in full:

FIRST: The name of the corporation is:

MX US 2, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 3,000 shares, consisting of 2,000 shares of Common Stock, $0.01 par value per share ("Common Stock"), and 1,000 shares of Preferred Stock, $0.01 par value per share, all of which are designated as Series A Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock").

The following is a statement of the powers, designations, preferences, privileges, and relative, participating, optional, and other special rights of the Common Stock and Series A Preferred Stock, respectively:

A. COMMON STOCK

1. Increase or Decrease in Authorized Number. The number of authorized shares of Common Stock may be increased or decreased (but not below the combined number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the stock

of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

2. Voting Rights. Except as otherwise required by law, and subject to the voting rights provided to the holders of any series of Preferred Stock, the holders of Common Stock shall have full voting rights and powers to vote on all matters submitted to stockholders of the Corporation for vote, consent or approval, and each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder.

3. Dividend, Liquidation and Other Rights. Each share of Common Stock issued and outstanding shall be identical in all respects with each other such share, and no dividends shall be paid on any shares of Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment and all dividends due and payable upon outstanding shares of Series A Preferred Stock have first been paid in full. Except for and subject to those rights expressly granted to the holders of Preferred Stock and except as may be provided by the laws of the State of Delaware, the holders of Common Stock shall have all other rights of stockholders, including, without limitation, (a) the right to receive dividends, when and as declared by the Board of Directors, out of assets lawfully available therefor, and (b) in the event of any distribution of assets upon a liquidation or otherwise, the right to receive ratably and equally all the assets and funds of the Corporation remaining after the payment to the holders of the Preferred Stock or of any other class or series of stock ranking senior to the Common Stock upon liquidation of the specific preferential amounts which they are entitled to receive upon such liquidation.

B. SERIES A PREFERRED STOCK

The rights, preferences, privileges and restrictions granted to and imposed upon the Series A Preferred Stock are set forth in this Division B of Article Fourth. All cross-references contained in this Division B of Article Fourth refer to other paragraphs and/or sections within this Division B of Article Fourth.

1. Ranking. The Series A Preferred Stock shall rank senior to the Common Stock or any other class or series of capital stock of the Corporation for all purposes, including without limitation as to dividends, and distribution of assets on liquidation, dissolution, or winding-up of the Corporation.

2. Dividends. The holders of Series A Preferred Stock shall be entitled to receive dividends (payable in cash in the form of U.S. Dollars) with respect to any shares of Series A Preferred Stock held by them, on the last day of each calendar quarter, in an amount per share equal to 8% (the "Dividend Rate"), multiplied by the original issue price of such shares, divided by four (4). Such dividends shall be cumulative and shall accumulate as of the date on which they become payable, whether or not (i) restrictions exist in respect of their payment, (ii) the Corporation has funds legally available for payment of such dividends, or (iii) such dividends are declared or authorized. Interest on such accrued but unpaid dividends shall accrue at the Dividend Rate.

3. Liquidation Preference. In the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, shall be distributed in the following order of priority:

(a) The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of the Common Stock, an amount per share equal to the original issuance price (subject to appropriate adjustment upon the occurrence of any stock split, stock dividend, reverse stock split or combination of the outstanding shares of Series A Preferred Stock after the original date of issue of such Series A Preferred Shares) and, in addition, an amount equal to any dividends due but unpaid on the Series A Preferred Stock. If the assets of the Corporation available for distribution to the holders of Series A Preferred Stock shall be insufficient to permit the payment of the full preferential amount set forth herein, then the holders of shares of Series A Preferred Stock shall share in any distribution of the assets of the Corporation in proportion to the respective amounts which would be payable to them in respect of the shares of the Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares upon distribution were paid in full.

(b) After distribution to the holders of Series A Preferred Stock of the full preferential amount set forth in Section 3(a) above, the remaining assets of the Corporation available for distribution, if any, to the stockholders of the Corporation shall be distributed to the holders of shares of Common Stock, to the exclusion of the holders of Series A Preferred Stock, ratably based on the number of shares of Common Stock then held by each in accordance with Article Fourth A.3.

(c) Unless the holders of a majority of the outstanding shares of Series A Preferred Stock elect otherwise, a consolidation or merger of the Corporation with or into any other corporation, partnership, limited liability company or other entity (other than any such merger or consolidation in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation beneficially own, directly or indirectly, a majority of the outstanding capital stock or equity interest of the surviving corporation, partnership, limited liability company or other entity immediately after such merger or consolidation), or a sale or other transfer of all or substantially all of the assets of the Corporation will be regarded as a liquidation, dissolution, or winding-up of the affairs of the Corporation within the meaning of this Section 3.

4. Voting Rights. Except as may be required by the DGCL, the holders of Series A Preferred Stock shall have no voting rights except that without the approval of holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, and so long as any shares of Series A Preferred Stock remain outstanding the Corporation shall not:

(a) create any class of stock ranking on par with or senior to the Series A Preferred Stock with respect to either dividends or distributions of assets in liquidation, dissolution or winding-up of the Corporation; or

(b) amend the preferences, powers, rights or limitations of the Series A Preferred Stock.

FIFTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(A) The election of directors need not be by written ballot.

(B) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal the bylaws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the bylaws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the bylaws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the bylaws of the corporation or by the board of directors.

SIXTH: No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Sixth shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Sixth shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

SEVENTH: The Corporation will indemnify each director of the Corporation, his heirs, executors, and administrators, and may indemnify each officer, employee, and agent of the Corporation, his heirs, executors, administrators, and all other persons whom the Corporation is authorized to indemnify under the provisions of the DGCL, to the maximum extent permitted by law (a) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise, and (b) against all expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the Corporation, or in connection with any appeal therein, or otherwise; and no provision of this Article Seventh is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the DGCL upon the Corporation to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the DGCL or any other law now or hereafter in effect.

The Corporation's Board of Directors may in its discretion authorize the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the foregoing paragraph of this Article Seventh.

EIGHTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the bylaws of the Corporation, by applicable statutory or other law, or by any contract or agreement to which the Corporation is or may become party, the Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 21st day of August, 2008.

MX US 2, Inc.

By: /s/ Alain Miquelon
Name: Alain Miquelon
Title: President

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 21 day of August, 2008.

MX US 2, Inc.

By: ______________________
Alain Miquelon
President

[Signature Page for the Amended and Restated Certificate of Incorporation of MX US 2, Inc.]

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MX US 2, INC.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF DECEMBER, A.D. 2007, AT 4:05 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

SECRETARY'S OFFICE DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4480847 8100

071367218

AUTHENTICATION: 6267792

DATE: 12-27-07

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:03 PM 12/27/2007
FILED 04:05 PM 12/27/2007
SRV 071367218 - 4480847 FILE

CERTIFICATE OF INCORPORATION
OF
MX US 2, INC.

FIRST: The name of the corporation is:

MX US 2, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock which the corporation shall have authority to issue is three thousand (3,000) shares, and the par value of each of such shares is one cent ($0.01), amounting in the aggregate to thirty dollars ($30.00) of capital stock.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Kathrine J LeBlanc	c/o Bingham McCutchen LLP 150 Federal Street Boston, MA 02110

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a) The election of directors need not be by written ballot.

(b) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal by-laws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the by-laws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the by-laws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the

corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the by-laws of the corporation or by the board of directors.

SEVENTH: No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Seventh shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

EIGHTH: The Company will indemnify each director of the Company, his heirs, executors, and administrators, and may indemnify each officer, employee, and agent of the Company, his heirs, executors, administrators, and all other persons whom the Company is authorized to indemnify under the provisions of the DGCL, to the maximum extent permitted by law (a) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise, and (b) against all expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the Company, or in connection with any appeal therein, or otherwise; and no provision of this Article Seventh is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the DGCL upon the Company to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the DGCL or any other law now or hereafter in effect.

The Company's Board of Directors may in its discretion authorize the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the foregoing paragraph of this Article Seventh.

NINTH: Whenever a compromise or arrangement is proposed between the Company and its creditors or any class of them and/or between the Company and its stockholders or any Class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Company or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Company under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Company under the provisions of Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, to be summoned in such a manner as the said court directs If at least a majority of the number representing three-fourths (3/4ths) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, agree to any compromise or arrangement and to any reorganization of the Company as a consequence of such compromise or arrangement, the compromise or arrangement and the said reorganization will, if sanctioned by the court to which the said application has been made, be binding on all creditors or class of creditors, and/or stockholders or class of stockholders of the Company, as the case may be, and also on the Company.

TENTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the by-laws of the Company, by applicable statutory or other law, or by any contract or agreement to which the Company is or may become party, the Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts stated herein are true, and accordingly have hereunto set my hand this 27th day of December, 2007.

Kathrine J. LeBlanc
Sole Incorporator

CERTIFICATE OF INCORPORATION
OF
MX US 2, INC.

FIRST: The name of the corporation is:

MX US 2, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock which the corporation shall have authority to issue is three thousand (3,000) shares, and the par value of each of such shares is one cent ($0.01), amounting in the aggregate to thirty dollars ($30.00) of capital stock.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Kathrine J. LeBlanc	c/o Bingham McCutchen LLP 150 Federal Street Boston, MA 02110

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a) The election of directors need not be by written ballot.

(b) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal by-laws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the by-laws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the by-laws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the

corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the by-laws of the corporation or by the board of directors.

SEVENTH: No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Seventh shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

EIGHTH: The Company will indemnify each director of the Company, his heirs, executors, and administrators, and may indemnify each officer, employee, and agent of the Company, his heirs, executors, administrators, and all other persons whom the Company is authorized to indemnify under the provisions of the DGCL, to the maximum extent permitted by law (a) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise, and (b) against all expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the Company, or in connection with any appeal therein, or otherwise; and no provision of this Article Seventh is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the DGCL upon the Company to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the DGCL or any other law now or hereafter in effect.

The Company's Board of Directors may in its discretion authorize the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the foregoing paragraph of this Article Seventh.

NINTH: Whenever a compromise or arrangement is proposed between the Company and its creditors or any class of them and/or between the Company and its stockholders or any Class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Company or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Company under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Company under the provisions of Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, to be summoned in such a manner as the said court directs. If at least a majority of the number representing three-fourths (3/4ths) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, agree to any compromise or arrangement and to any reorganization of the Company as a consequence of such compromise or arrangement, the compromise or arrangement and the said reorganization will, if sanctioned by the court to which the said application has been made, be binding on all creditors or class of creditors, and/or stockholders or class of stockholders of the Company, as the case may be, and also on the Company.

TENTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the by-laws of the Company, by applicable statutory or other law, or by any contract or agreement to which the Company is or may become party, the Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts stated herein are true, and accordingly have hereunto set my hand this 27th day of December, 2007.

Kathrine J. LeBlanc
Sole Incorporator

MX US 2, INC.

STATEMENT OF ORGANIZATION OF THE INCORPORATOR

December 27, 2007

The undersigned, being the sole incorporator of MX US 2, Inc., a Delaware corporation (the "Corporation"), hereby certifies pursuant to Section 108 of the General Corporation Law of the State of Delaware that:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 27, 2007 and is being recorded in the office of the Recorder of New Castle County, Delaware.

2. The by-laws annexed hereto have been adopted by me as the by-laws of the Corporation.

3. That Joëlle Saint-Arnault has been elected by me as the sole Director of the Corporation, to hold office until the first annual meeting of stockholders and until his or her successor has been duly elected and qualified.

Kathrine J. LeBlanc

MX US 2, INC.
B Y - L A W S

TABLE OF CONTENTS

MX US 2, INC.

BY-LAWS

Article I. - General.

1.1. Offices. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

1.2. Seal. The seal of the Corporation, if any, shall be in the form of a circle and shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware".

1.3. Fiscal Year. The fiscal year of the Corporation shall be the period from January through December.

Article II. - Stockholders.

2.1. Place of Meetings. All meetings of the stockholders shall be held at the office of the Corporation in *[State/Province/Country]*, except such meetings as the Board of Directors expressly determine shall be held elsewhere or solely by means of remote communication, in which cases meetings may be held upon notice as hereinafter provided at such other place or places within or without the State of Wisconsin or by remote communication as the Board of Directors shall have determined and as shall be stated in such notice.

2.2. Annual Meeting. The annual meeting of the stockholders shall be held each year on such date and at such time as the Board of Directors may determine. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors by plurality vote by ballot and may transact such other corporate business as may properly be brought before the meeting. At the annual meeting, any business may be transacted, irrespective of whether the notice calling such meeting shall have contained a reference thereto, except where notice is required by law, the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), or these by-laws.

2.3. Quorum. At all meetings of the stockholders the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation or by these by-laws. If, however, such majority shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or by proxy, by a majority vote, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting until the requisite amount of voting stock shall be present. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting, at which the requisite amount of voting stock shall be represented, any business may be transacted which might have been transacted if the meeting had been held as originally called.

2.4. Right to Vote; Proxies. Each holder of a share or shares of capital stock of the Corporation having the right to vote at any meeting shall be entitled to one vote for each such share of stock held by him. Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy, but no proxy which is dated more than three years prior to the meeting at which it is offered shall confer the right to vote thereat unless the proxy provides that it shall be effective for a longer period. A proxy may be granted by a writing executed by the stockholder or his authorized officer, director, employee or agent or by transmission or authorization of transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, subject to the conditions set forth in Section 212 of the Delaware General Corporation Law, as it may be amended from time to time (the "Delaware GCL").

2.5. Voting. At all meetings of stockholders, except as otherwise expressly provided for by statute, the Certificate of Incorporation or these by-laws, (i) in all matters other than the election of directors, the affirmative vote of a majority of shares present in person or by means of remote communication or represented by proxy at the meeting and entitled to vote on such matter shall be the act of the stockholders and (ii) directors shall be elected by a plurality of the votes of the shares present in person or by means of remote communication or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise expressly provided by law, the Certificate of Incorporation or these by-laws, at all meetings of stockholders the voting shall be by voice vote, but any stockholder qualified to vote on the matter in question may demand a stock vote, by shares of stock, upon such question, whereupon such stock vote shall be taken by ballot which may be by electronic transmission by any stockholder present by means of remote communication, each of which shall state the name of the stockholder voting and the number of shares voted by him, and, if such ballot be cast by a proxy, it shall also state the name of the proxy.

2.6. Notice of Annual Meetings. Written notice of the annual meeting of the stockholders, stating the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be sent not less than ten (10) nor more than sixty (60) days prior to the meeting. It shall be the duty of every stockholder to furnish to the Secretary of the Corporation or to the transfer agent, if any, of the class of stock owned by him, his post-office address and to notify said Secretary or transfer agent of any change therein.

2.7. Stockholders' List. A complete list of the stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder, and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary and shall be open to examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days before such meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal office of the corporation, and said list shall be open to examination during the whole time of said meeting, at the place of said meeting, or, if the meeting held is by remote communication, on a reasonably accessible electronic network and the information required to access such list shall be provided with the notice of the meeting.

2.8. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise provided by statute, may be called by the Board of Directors, the Chairman of the Board, if any, the President or any Vice President.

2.9. Notice of Special Meetings. Written notice of a special meeting of stockholders, stating the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the object thereof, shall be sent not less than ten (10) nor more than sixty (60) days before such meeting, to each stockholder entitled to vote thereat, either in paper form or electronic form pursuant to each stockholder's instructions on record with the Corporation. No business may be transacted at such meeting except that referred to in said notice, or in a supplemental notice given also in compliance with the provisions hereof, or such other business as may be germane or supplementary to that stated in said notice or notices.

2.10. **Inspectors**.

1. One or more inspectors may be appointed by the Board of Directors before or at any meeting of stockholders, or, if no such appointment shall have been made, the presiding officer may make such appointment at the meeting. At the meeting for which the inspector or inspectors are appointed, he or they shall open and close the polls, receive and take charge of the proxies and ballots, and decide all questions touching on the qualifications of voters, the validity of proxies and the acceptance and rejection of votes. If any inspector previously appointed shall fail to attend or refuse or be unable to serve, the presiding officer shall appoint an inspector in his place.

2. At any time at which the Corporation has a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, the provisions of Section 231 of the Delaware GCL with respect to inspectors of election and voting procedures shall apply, in lieu of the provisions of paragraph (l) of this §2.10.

2.11. **Stockholders' Consent in Lieu of Meeting**. Unless otherwise provided in the Certificate of Incorporation, any action required by law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this §2.11 to the Corporation, written consents signed by a sufficient number of stockholders to take action are delivered to the

Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its principal place of business or to an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Article III. - Directors.

3.1. Number of Directors. Except as otherwise provided by law, the Certificate of Incorporation or these by-laws, the property and business of the Corporation shall be managed by or under the direction of a board of not less than one nor more than thirteen directors. Within the limits specified, the number of directors shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting. Directors need not be stockholders, residents of Delaware or citizens of the United States. The directors shall be elected by ballot at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify or until his earlier resignation or removal; provided that in the event of failure to hold such meeting or to hold such election at such meeting, such election may be held at any special meeting of the stockholders called for that purpose. If the office of any director becomes vacant by reason of death, resignation, disqualification, removal, failure to elect, or otherwise, the remaining directors, although more or less than a quorum, by a majority vote of such remaining directors may elect a successor or successors who shall hold office for the unexpired term.

3.2. Change in Number of Directors; Vacancies. The maximum number of directors may be increased by an amendment to these by-laws adopted by a majority vote of the Board of Directors or by a majority vote of the capital stock having voting power, and if the number of directors is so increased by action of the Board of Directors or of the stockholders or otherwise, then the additional directors may be elected in the manner provided above for the filling of vacancies in the Board of Directors or at the annual meeting of stockholders or at a special meeting called for that purpose.

3.3. Resignation. Any director of this Corporation may resign at any time by giving notice in writing or by electronic transmission to the Chairman of the Board, if any, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, at the time of receipt if no time is specified therein and at the time of acceptance if the effectiveness of such resignation is conditioned upon its acceptance. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.4. Removal. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

3.5. Place of Meetings and Books. The Board of Directors may hold their meetings and keep the books of the Corporation outside the State of Delaware, at such places as they may from time to time determine.

3.6. General Powers. In addition to the powers and authority expressly conferred upon them by these by-laws, the board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

3.7. Executive Committee. There may be an executive committee of one or more directors designated by resolution passed by a majority of the whole board. The act of a majority of the members of such committee shall be the act of the committee. Said committee may meet at stated times or on notice to all by any of their own number, and shall have and may exercise those powers of the Board of Directors in the management of the business affairs of the Company as are provided by law and may authorize the seal of the Corporation to be affixed to all papers which may require it. Vacancies in the membership of the committee shall be filled by the Board of Directors at a regular meeting or at a special meeting called for that purpose.

3.8. Other Committees. The Board of Directors may also designate one or more committees in addition to the executive committee, by resolution or resolutions passed by a majority of the whole board; such committee or committees shall consist of one or more directors of the Corporation, and to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board of Directors in the management of the business and affairs of the Corporation to the extent permitted by statute and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

3.9. Powers Denied to Committees. Committees of the Board of Directors shall not, in any event, have any power or authority to amend the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares adopted by the Board of Directors as provided in Section 151(a) of the Delaware GCL, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution or to amend the by-laws of the Corporation. Further, no committee of the Board of Directors shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to Section 253 of the Delaware GCL, unless the resolution or resolutions designating such committee expressly so provides.

3.10. Substitute Committee Member. In the absence or on the disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of such absent or disqualified member. Any committee shall keep regular minutes of its proceedings and report the same to the board as may be required by the board.

3.11. <u>Compensation of Directors</u>. The Board of Directors shall have the power to fix the compensation of directors and members of committees of the Board. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.12. <u>Annual Meeting</u>. The newly elected board may meet at such place and time as shall be fixed and announced by the presiding officer at the annual meeting of stockholders, for the purpose of organization or otherwise, and no further notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or they may meet at such place and time as shall be stated in a notice given to such directors two (2) days prior to such meeting, or as shall be fixed by the consent in writing of all the directors.

3.13. <u>Regular Meetings</u>. Regular meetings of the board may be held without notice at such time and place as shall from time to time be determined by the board.

3.14. <u>Special Meetings</u>. Special meetings of the board may be called by the Chairman of the Board, if any, or the President, on two (2) days notice to each director, or such shorter period of time before the meeting as will nonetheless be sufficient for the convenient assembly of the directors so notified; special meetings shall be called by the Secretary in like manner and on like notice, on the written request of two or more directors.

3.15. <u>Quorum</u>. At all meetings of the Board of Directors, a majority of the total number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically permitted or provided by statute, or by the Certificate of Incorporation, or by these by-laws. If at any meeting of the board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at said meeting which shall be so adjourned.

3.16. <u>Telephonic Participation in Meetings</u>. Members of the Board of Directors or any committee designated by such board may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

3.17. <u>Action by Consent</u>. Unless otherwise restricted by the Certificate of Incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission and such consent is filed in paper form with the minutes of proceedings of the board or committee.

Article IV. - Officers.

4.1. <u>Selection; Statutory Officers</u>. The officers of the Corporation shall be chosen by the Board of Directors. There shall be a President, a Secretary and a Treasurer, and there may be a Chairman of the Board of Directors, one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers, as the Board of Directors may elect. Any number of offices may be held by the same person.

4.2. <u>Time of Election</u>. The officers above named shall be chosen by the Board of Directors at its first meeting after each annual meeting of stockholders. None of said officers need be a director.

4.3. <u>Additional Officers</u>. The board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

4.4. <u>Terms of Office</u>. Each officer of the Corporation shall hold office until his successor is chosen and qualified, or until his earlier resignation or removal. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors.

4.5. <u>Compensation of Officers</u>. The Board of Directors shall have power to fix the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to fix the compensation of such subordinate officers.

4.6. <u>Chairman of the Board</u>. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and directors, and shall have such other duties as may be assigned to him from time to time by the Board of Directors.

4.7. <u>President</u>. Unless the Board of Directors otherwise determines, the President shall be the chief executive officer and head of the Corporation. Unless there is a Chairman of the Board, the President shall preside at all meetings of directors and stockholders. Under the supervision of the Board of Directors and of the executive committee, the President shall have the general control and management of its business and affairs, subject, however, to the right of the Board of Directors and of the executive committee to confer any specific power, except such as may be by statute exclusively conferred on the President, upon any other officer or officers of the Corporation. The President shall perform and do all acts and things incident to the position of President and such other duties as may be assigned to him from time to time by the Board of Directors or the executive committee.

4.8. <u>Vice-Presidents</u>. The Vice-Presidents shall perform such of the duties of the President on behalf of the Corporation as may be respectively assigned to them from time to time by the Board of Directors or by the executive committee or by the President. The Board of Directors or the executive committee may designate one of the Vice-Presidents as the Executive Vice-President, and in the absence or inability of the President to act, such Executive Vice-President shall have and possess all of the powers and discharge all of the duties of the President, subject to the control of the board and of the executive committee.

4.9. <u>Treasurer</u>. The Treasurer shall have the care and custody of all the funds and securities of the Corporation which may come into his hands as Treasurer, and the power and authority to endorse checks, drafts and other instruments for the payment of money for deposit or collection when necessary or proper and to deposit the same to the credit of the Corporation in such bank or banks or depository as the Board of Directors or the executive committee, or the officers or agents to whom the Board of Directors or the executive committee may delegate such authority, may designate, and he may endorse all commercial documents requiring endorsements for or on behalf of the Corporation. He may sign all receipts and vouchers for the payments made to the Corporation. He shall render an account of his transactions to the Board of Directors or to the executive committee as often as the board or the committee shall require the same. He shall enter regularly in the books to be kept by him for that purpose full and adequate account of all moneys received and paid by him on account of the Corporation. He shall perform all acts incident to the position of Treasurer, subject to the control of the Board of Directors and of the executive committee. He shall when requested, pursuant to vote of the Board of Directors or the executive committee, give a bond to the Corporation conditioned for the faithful performance of his duties, the expense of which bond shall be borne by the Corporation.

4.10. Secretary. The Secretary shall keep the minutes of all meetings of the Board of Directors and of the stockholders; he shall attend to the giving and serving of all notices of the Corporation. Except as otherwise ordered by the Board of Directors or the executive committee, he shall attest the seal of the Corporation upon all contracts and instruments executed under such seal and shall affix the seal of the Corporation thereto and to all certificates of shares of capital stock of the Corporation. He shall have charge of the stock certificate book, transfer book and stock ledger, and such other books and papers as the Board of Directors or the executive committee may direct. He shall, in general, perform all the duties of Secretary, subject to the control of the Board of Directors and of the executive committee.

4.11. Assistant Secretary. The Board of Directors or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Secretaries of the Corporation. Any Assistant Secretary upon his appointment shall perform such duties of the Secretary, and also any and all such other duties as the executive committee or the Board of Directors or the President or the Executive Vice-President or the Treasurer or the Secretary may designate.

4.12. Assistant Treasurer. The Board of Directors or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Treasurers of the Corporation. Any Assistant Treasurer upon his appointment shall perform such of the duties of the Treasurer, and also any and all such other duties as the executive committee or the Board of Directors or the President or the Executive Vice-President or the Treasurer or the Secretary may designate.

4.13. Subordinate Officers. The Board of Directors may select such subordinate officers as it may deem desirable. Each such officer shall hold office for such period, have such authority, and perform such duties as the Board of Directors may prescribe. The Board of Directors may, from time to time, authorize any officer to appoint and remove subordinate officers and to prescribe the powers and duties thereof.

Article V. - Stock.

5.1. Stock. Each stockholder shall be entitled to a certificate or certificates of stock of the Corporation in such form as the Board of Directors may from time to time prescribe. The certificates of stock of the Corporation shall be numbered and shall be entered in the books of the Corporation as they are issued. They shall certify the holder's name and number and class of shares and shall be signed by both of (i) either the Chairperson or Vice Chairperson of the Board of Directors, or the President or Vice President, and (ii) any one of the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and may, but need not, be sealed with the corporate seal of the Corporation. If such certificate is countersigned (1) by a transfer agent other than the Corporation or its employee, or, (2) by a registrar other than the Corporation or its employee, the signature of the officers of the Corporation and the corporate seal may be facsimiles. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature shall have been used thereon had not ceased to be such officer or officers of the Corporation.

5.2. **Fractional Share Interests**. The Corporation may, but shall not be required to, issue fractions of a share. If the Corporation does not issue fractions of a share, it shall (i) arrange for the disposition of fractional interests by those entitled thereto, (ii) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (iii) issue scrip or warrants in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the Corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

5.3. **Transfers of Stock**. Subject to any transfer restrictions then in force, the shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers or to such other person as the directors may designate by whom they shall be cancelled and new certificates shall thereupon be issued. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof save as expressly provided by the laws of Delaware.

5.4. Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no such record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.5. Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents or transfer clerks and one or more registrars and may require all certificates of stock to bear the signature or signatures of any of them.

5.6. Dividends.

1. Power to Declare. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of

Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and the laws of Delaware.

2. Reserves. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

5.7. Lost, Stolen or Destroyed Certificates. No certificates for shares of stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of the loss, theft or destruction and upon indemnification of the Corporation and its agents to such extent and in such manner as the Board of Directors may from time to time prescribe.

5.8. Inspection of Books. The stockholders of the Corporation, by a majority vote at any meeting of stockholders duly called, or in case the stockholders shall fail to act, the Board of Directors shall have power from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation (other than the stock ledger) or any of them, shall be open to inspection of stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation except as conferred by statute or authorized by the Board of Directors or by a resolution of the stockholders.

Article VI. - Miscellaneous Management Provisions.

6.1. Checks, Drafts and Notes. All checks, drafts or orders for the payment of money, and all notes and acceptances of the Corporation shall be signed by such officer or officers, agent or agents as the Board of Directors may designate.

6.2. Notices.

1. Notices to directors and stockholders may be (i) in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation, (ii) by

facsimile telecommunication, when directed to a number at which the director or stockholder has consented to receive notice, (iii) by electronic mail, when directed to an electronic mail address at which the director or stockholder has consented to receive notice, (iv) by other electronic transmission, when directed to the director or stockholder. Notice by mail shall be deemed to be given at the time when the same shall be mailed.

2. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation of the Corporation of the Corporation or of these by-laws, a written waiver signed by the person or persons entitled to said notice, or waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein or the meeting or action to which such notice relates, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.3. Conflict of Interest. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of or committee thereof which authorized the contract or transaction, or solely because his or their votes are counted for such purpose, if: (i) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders of the Corporation entitled to vote thereon, and the contract or transaction as specifically approved in good faith by vote of such stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

6.4. Voting of Securities owned by this Corporation. Subject always to the specific directions of the Board of Directors, (i) any shares or other securities issued by any other Corporation and owned or controlled by this Corporation may be voted in person at any meeting of security holders of such other corporation by the President of this Corporation if he is present at such meeting, or in his absence by the Treasurer of this Corporation if he is present at such meeting, and (ii) whenever, in the judgment of the President, it is desirable for this Corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other Corporation and owned by this Corporation, such proxy or consent shall be executed in the name of this Corporation by the President, without the necessity of any authorization by the Board of Directors, affixation of corporate seal or countersignature or attestation by another officer, provided that if the President is unable to execute such proxy or consent by reason of sickness, absence from the United States or other similar cause, the Treasurer may execute such proxy or consent. Any person or persons designated in the manner above stated as the proxy or proxies of this Corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by this Corporation the same as such shares or other securities might be voted by this Corporation.

Article VII. - Indemnification.

7.1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of being or having been a director or officer of the Corporation or serving or having served at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "Indemnitee"), whether the basis of such proceeding is alleged action or failure to act in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto) (as used in this Article 7, the "Delaware Law"), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators; provided, however, that, except as provided in §7.2 hereof with respect to Proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Article 7 shall be a contract right and shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such Proceeding in advance of its final disposition (an "Advancement of Expenses"); provided, however, that, if the Delaware Law so requires, an Advancement of Expenses incurred by an Indemnitee shall be made only upon delivery to the Corporation of an undertaking (an "Undertaking"), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "Final Adjudication") that such Indemnitee is not entitled to be indemnified for such expenses under this Article 7 or otherwise.

7.2. Right of Indemnitee to Bring Suit. If a claim under §7.1 hereof is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking the Corporation shall be entitled to recover such expenses upon a Final Adjudication that, the Indemnitee has not met the applicable standard of conduct set forth in the Delaware Law. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the

Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, under this Article 7 or otherwise shall be on the Corporation.

7.3. Non-Exclusivity of Rights. The rights to indemnification and to the Advancement of Expenses conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

7.4. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under this Article 7 or under the Delaware Law.

7.5. Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the Advancement of Expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article 7 with respect to the indemnification and Advancement of Expenses of directors and officers of the Corporation.

Article VIII. - Amendments.

8.1. Amendments. The by-laws of the Corporation may be altered, amended or repealed at any meeting of the Board of Directors upon notice thereof in accordance with these by-laws, or at any meeting of the stockholders by the vote of the holders of the majority of the stock issued and outstanding and entitled to vote at such meeting, in accordance with the provisions of the Certificate of Incorporation of the Corporation and of the laws of Delaware.


BOX
OPTIONS

Exhibit C-8 – TMX Group Limited Corporate Structure


CORPORATE STRUCTURE OF TMX GROUP LIMITED
TMX GROUP LIMITED
100%
The Canadian Depository for Securities Limited*
100%
CDS Inc*
100%
CDS Clearing and Depository Services Inc.*
100%
CDS Securities Management Solutions Inc.*
100%
CDS Innovations Holding Inc.*
100%
CDS Innovations Inc.*
100%
1877586 Ontario Limited*
100%
1877512 Ontario Inc.*
100%
1877585 Ontario Limited*
100%
1877510 Ontario Inc.*
100%
1877587 Ontario Limited*
100%
TMX Singapore Pte. Ltd.*
100%
TMX Group Inc
100%
NetThruPut Inc.*
100% Non-Voting Preference Shares
100%
Natural Gas Exchange Inc.*
100%
NGX US Inc.*
100%
Alberta Watt Exchange Limited*
99.99% Limited Partner
AgriClear Limited Partnership*
0.01% Limited Partner
General Partner
100%
AgriClear Inc*
Alpha Trading Systems Inc. (General Partner)*
0.01%
99.99% Limited Partner
Alpha Trading Systems Limited Partnership*
100%
Alpha Exchange Inc.*
100%
Alpha Market Services Inc.*
100%
TMX Group US Inc.*
100%
MX US Inc.*
100%
TSX US Inc.*
100%
Strike Technologies Services, LLC*
100%
StrikeNET LLC*
100%
Glacier Lake Transmission Services Ltd.*
100%
Strike Network Services, LLC*
100%
Electric Railroad LLC*
100%
Highway Networks LLC*
100%
Internet Services Telco LLC*
100%
Wireless Internetwork LLC*
100%
FINEXEO S.A.*
100%
FINEXEO SaRL*
100%
FINEXEO UK Limited*
100%
FINEXEO US Inc.*
100%
Shorcan Brokers Limited*
100%
Shorcan Energy Brokers Inc.*
100%
TMX Technology Solutions Inc.*
100%
TMX Exchange Services Limited*
16%
Bermuda Stock Exchange
100%
TSX Trust Company*
100%
TSX FX Inc.*
34.2%
FTSE TMX Global Debt Capital Markets Limited
100%
FTSE TMX Global Debt Capital Markets Inc.
100%
MTSNext Limited
100%
TSX Inc.*
47% Voting
CanDeal.ca Inc
100%
TSX Venture Exchange Inc.
100%
Canadian Unlisted Board Inc.*
100%
West Canada Depository Trust Company* DORMANT
100%
Montreal Exchange Inc
100%
Canadian Derivatives Clearing Corporation*
100%
Canadian Derivatives Clearing Corporation (U.S.A.) Inc.* DORMANT
100%
MX US 1, Inc
100%
MX US 2, Inc.
20%
BOX Options Exchange LLC
49.4%
BOX Holdings Group LLC
100%
BOX Market LLC
51%
Montréal Climate Exchange Inc.*
100%
TMX Australia Pty Ltd.*
100%
Razor Risk Technologies Pty Limited*
100%
Razor Risk Technologies Limited*
100%
Razor Risk Technologies Inc.*
100%
Razor Risk Technologies Services Pty Ltd.*
0.01%
123 Software India Private Limited*
99.99%
June 1, 2016
*Foreign Indirect Affiliates

Corporate Structure of TMX Group Limited
(See attached Organizational Chart)

Affiliated Entities Information
* Indicates Foreign Indirect Affiliates

Name	Description/Nature of Affiliation
TMX Group Limited	TMX Group Limited is the holding corporation for the TMX Group of companies, including the Alpha and CDS companies.
TMX Group Inc.	TMX Group Inc. is the holding company for the TMX Group of companies.
TSX Inc.*	TSX Inc. owns and operates Toronto Stock Exchange, a senior equities market, providing investors with access to the Canadian marketplace. TMX Datalinx is a division of TSX Inc. and sells real-time data, data delivery services and other market data to a global customer base.
AgriClear Inc.	General Partner of AgriClear Limited Partnership.
AgriClear Limited Partnership	AgriClear Limited Partnership is in the business of providing an online platform for its customers to purchase and sell cattle and related transaction and payment services.
Alberta Watt Exchange Limited*	Alberta Watt is a provider of ancillary services to the Alberta Electric System operator which uses Watt-Ex to procure its operating reserve electricity for the Alberta grid.
Alpha Exchange Inc.*	Alpha Exchange Inc. is an automated exchange which lists and trades securities of qualified issuers. Alpha Exchange will also offer trading in securities listed on the Toronto Stock Exchange and the TSX Venture Exchange.
Alpha Trading Systems Limited Partnership*	Parent company of Alpha Exchange Inc. and Alpha Market Services Inc.
Alpha Trading Systems Inc.*	General Partner of Alpha Trading Systems Limited Partnership
Alpha Market Services Inc.*	Operates a financial instruments and securities trading system; providing market data to third parties.
BOX Market LLC	BOX Market LLC operates an electronic trading platform for options on U.S. individual securities, indices, exchange-traded funds.
BOX Holdings Group LLC	BOX Holdings Group LLC is the sole member of BOX Market LLC.
Canadian Derivatives Clearing Corporation*	CDCC offers clearing and settlement services for all transactions carried out on MX and certain OTC derivatives. It is the only clearinghouse in North America to offer clearing services on equity options, futures and options on future products.
Canadian Derivatives Clearing Corporation (U.S.A.) Inc.*	Does not carry on active business.
Canadian Unlisted Board Inc.*	CUB offers an internet web-based system for dealers to report completed trades in unlisted and unquoted equity securities in Ontario as required pursuant to Part VI of Regulation 1015 to the Ontario Securities Act.

Name	Description/Nature of Affiliation
CDS Clearing and Depository Services Inc.*	CDS Clearing and Depository Services Inc. (CDS Clearing) is Canada's national securities depository, clearing and settlement hub – supporting Canada's equity, fixed income and money markets.
CDS Inc.*	Does not carry on active business.
CDS Innovations Inc.*	CDS Innovations Inc. is the premier source for information on Canadian securities and is ideally positioned to develop and provide new solutions that meet market demand for securities data and related services.
CDS Innovations Holding Inc.*	In the course of the corporate restructuring of the CDS group of companies in 2006, CDS Innovations Holding Inc. was incorporated as a holding company between CDS Limited and CDS Innovations Inc. for technical, legal and taxation reasons, based on advice from CDS's external counsel and tax accountants. This company will be wound up at such time as certain expected amendments to the *Income Tax Act* are enacted.
CDS Securities Management Solutions Inc.*	CDS Securities Management Solutions Inc. (CDS Solutions) is a subsidiary of CDS Clearing and Depository Services Inc. CDS Solutions offers depository-related services to issuers and their agents to facilitate securities issuance and reporting of registered positions. CDS Solutions is dedicated to promoting the use of uncertificated issues and electronic payment as an efficient and secure alternative to paper certificates and cheques.
Electric Railroad LLC*	Does not carry on active business.
Finexeo S.A.*	Finexeo S.A. is parent of Finexeo SaRL, Finexeo UK Limited and Finexeo US Inc. These companies are in the business of providing high availability, cost effective, low latency network solutions for the financial services industry.
Finexeo SaRL*	Finexeo SaRL is in the business of providing high availability, cost effective, low latency network solutions for the financial services industry.
Finexeo UK Limited*	Finexeo UK Limited is in the business of providing high availability, cost effective, low latency network solutions for the financial services industry.
Finexeo US Inc.*	Finexeo US Inc. is in the business of providing high availability, cost effective, low latency network solutions for the financial services industry.
Glacier Lake Transmission Services Ltd.*	Does not carry on active business.
Highway Networks LLC*	Does not carry on active business.
Internet Services Telco LLC*	Does not carry on active business.
Montréal Exchange Inc.	Montréal Exchange Inc. (MX) is Canada's standardized financial derivatives exchange. Headquartered in Montréal, MX offers trading in interest rate, index and equity derivatives.
Montréal Climate Exchange Inc.*	MCeX provides a market-based solution to help companies and all those involved in addressing the most serious environmental challenges, especially reducing air pollutant and greenhouse gas (GHG) emissions.
MX US Inc.*	Carries on Montréal Exchange activities in US.

Name	Description/Nature of Affiliation
MX US 1, Inc.	MX US 1, Inc. is a single-purpose holding company for the interest in MX US 2, Inc.
MX US 2, Inc.	MX US 2, Inc. is a single-purpose holding company for the interest in BOX entities.
Natural Gas Exchange Inc.*	Natural Gas Exchange Inc. is a Canadian-based exchange through which customers can trade, clear and settle natural gas, crude oil and electricity contracts across North America.
NetThruPut Inc.*	Does not carry on active business.
NGX US, Inc.*	Carries on NGX business in US.
Razor Risk Technologies Pty Limited (Australia)*	Razor Risk Australia assists financial services institutions worldwide to measure and control risk through its professional services and enterprise risk management framework.
Razor Risk Technologies Limited (UK)*	Razor Risk UK assists financial services institutions worldwide to measure and control risk through its professional services and enterprise risk management framework.
Razor Risk Technologies Inc. (US)*	Razor Risk US assists financial services institutions worldwide to measure and control risk through its professional services and enterprise risk management framework.
Razor Risk Technologies Services Pty Ltd. (Australia)*	Razor Risk Services Australia assists financial services institutions worldwide to measure and control risk through its professional services and enterprise risk management framework.
Shorcan Brokers Limited*	Shorcan is Canada's first inter-dealer broker, providing facilities for matching orders for Canadian federal, provincial, corporate and mortgage bonds and treasury bills and derivatives for anonymous buyers and sellers in the secondary market.
Shorcan Energy Brokers Inc.*	Shorcan Energy Brokers is an inter-participant brokerage facility for matching buyers and sellers of energy products, including crude oil.
Strike Technologies Services, LLC*	Strike Technologies Services, LLC is in the business of providing low latency wireless network connectivity solutions to customers in the financial services industry.
StrikeNET LLC*	Does not carry on active business.
Strike Network Services, LLC*	Does not carry on active business.
The Canadian Depository for Securities Limited*	The Canadian Depository for Securities Limited (CDS Limited) is a valued partner to securities market participants, providing reliable, cost-effective depository, clearing, settlement, regulatory and information services. They deliver innovative, value-added solutions that help their stakeholders maintain a competitive capital market in Canada and build a strategic global advantage.
TMX Australia Pty Ltd.*	Holding company for Razor Risk business.
TMX Exchange Services Limited*	TMX Exchange Services Limited is focused on driving new business opportunities in U.K. and European markets across the TMX Group portfolio, which includes financial services and exchanges in the equities, derivatives, data, energy and fixed income markets.
TMX Group US Inc.*	Holding company of MX US Inc. and TSX US Inc.

Name	Description/Nature of Affiliation
TMX Singapore Pte. Ltd.	Does not carry on active business.
TMX Technology Solutions Inc.*	TMX Technology Solutions Inc. is in the business of providing high availability, cost effective, low latency network solutions for the financial services industry.
TSX Venture Exchange Inc.*	TSXV is Canada's junior listings market, providing companies at the early stages of growth the opportunity to raise capital. TSXV offers an excellent venue for growth, while offering investors a well-regulated market for investing.
TSX FX Inc.*	Foreign exchange services related to the transfer agent and corporate trust services provided by TSX Trust Company.
TSX Trust Company*	Transfer agent and corporate trust services. The transfer agent related business consists of registrar services to issuer clients, which includes maintaining registers of shareholders, managing the issuance of shares from treasury, mailings to shareholders, coordinating shareholder meetings, dividend distributions and transfer of securities. The corporate trust services consists of, acting as trustee for debt instruments and rights plans, depository for takeover offers, warrant agent, subscription receipt agent and agent for voluntary escrow arrangements.
TSX US Inc.*	Does not carry on active business.
West Canada Depository Trust Company*	Does not carry on active business.
Wireless Internetwork LLC*	Does not carry on active business.
123 Software India Private Limited*	Does not carry on active business.
1877510 Ontario Inc.*	Holding company
1877512 Ontario Inc.*	Holding company
1877585 Ontario Limited*	Holding company
1877586 Ontario Limited*	Holding company
1877587 Ontario Limited*	Holding company


BOX
OPTIONS

Amendment to:

Exhibit D

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and **inserting a new response to** Exhibit D as set forth below.

Response:

2015 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. Exhibit D-1, BOX Holdings Group LLC
2. Exhibit D-2, BOX Market LLC
3. Exhibit D-3, TMX Group Limited
4. Exhibit D-4, TMX Group Inc.
5. Exhibit D-5, Bourse de Montréal Inc.
6. Exhibit D-6, MX US 1, Inc.
7. Exhibit D-7, MX US 2, Inc.


BOX
OPTIONS

Exhibit D-1 – BOX Holdings Group LLC

Consolidated Financial Statements of

BOX HOLDINGS GROUP LLC

(UNAUDITED)

Year ended December 31, 2015

BOX HOLDINGS GROUP LLC

Consolidated Financial Statements
(Unaudited)

Year ended December 31, 2015

Financial Statements (Unaudited)

BOX HOLDINGS GROUP LLC

Consolidated Balance Sheet
(Unaudited)

December 31, 2015
(In thousands of dollars)

Assets

Current assets:		
Cash and cash equivalents	$	18,152
Accounts receivable, net of allowance of nil		2,578
Note receivable from BOX Options Exchange LLC, bearing interest at a rate of 3% and maturing in December 2016		1,000
Other current assets		216
		21,946
Computer equipment and software:		
Computer equipment and software		57,293
Leasehold improvements		1,303
		58,596
Accumulated amortization and depreciation		(51,304)
		7,292
Other assets		1,103
	$	30,341

Liabilities and Members' Equity

Current liabilities:		
Accounts payable and accrued expenses	$	1,240
Payable to related parties		584
Current portion of deferred rent		32
		1,856
Long-term liabilities:		
Deferred rent		135
		1,991
Members' equity:		
Members' contributions - Class A		20,176
Members' contributions - Class B		4,203
Members' contributions - Class C		46
Contributed surplus		2,785
Accumulated dividend distributions		(49,440)
Accumulated earnings		50,580
		28,350
	$	30,341

BOX HOLDINGS GROUP LLC

Consolidated Statement of Income and Expense
(Unaudited)

Year ended December 31, 2015
(In thousands of dollars)

Revenues:	
Transaction fees	$ 14,972
Amount recognized for volume performance rights plan	(2,785)
Options price reporting authority income	2,834
Miscellaneous income	380
	15,401
Expenses:	
Professional services:	
Financial and administrative	616
Consulting	671
Technical and operational	5,766
Other	(1,349)
Amortization and depreciation	4,341
Employee costs	4,954
Rent of facilities	285
Office-related	294
Communications and data processing	740
Other	260
	16,578
Operating (loss) income	(1,177)
Interest income	31
Net (loss) income	$ (1,146)


BOX
OPTIONS

Exhibit D-2 – BOX Market LLC

Financial Statements of
(In thousands of dollars)

BOX MARKET LLC

Year ended December 31, 2015

BOX MARKET LLC

Table of Contents
(In thousands of dollars)



KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of BOX Market LLC

We have audited the accompanying balance sheet of BOX Market LLC (the "Company") as at December 31, 2015, and the related statements of income and expense, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Market LLC as at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP*

February 16, 2016

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

BOX MARKET LLC

Balance Sheet
(In thousands of dollars)

December 31, 2015, with comparative information for 2014

		2015		2014
Assets				
Current assets:				
Cash and cash equivalents	$	18,107	$	19,084
Accounts receivable, net of allowance of nil (nil in 2014) (note 6)		2,578		3,142
Note receivable from BOX Options Exchange LLC, bearing interest at a rate of 3% and maturing in December 2016		1,000		1,000
Other current assets		216		286
		21,901		23,512
Computer equipment and software:				
Computer equipment and software (note 3)		57,293		55,801
Leasehold improvements (note 3)		1,303		1,303
		58,596		57,104
Accumulated amortization and depreciation		(51,304)		(46,963)
		7,292		10,141
Other assets		1,103		1,179
	$	30,296	$	34,832
Liabilities and Members' Equity				
Current liabilities:				
Accounts payable and accrued expenses	$	1,240	$	1,784
Payable to related parties (note 6)		584		733
Current portion of deferred rent (note 5)		32		33
		1,856		2,550
Long-term liabilities:				
Deferred rent (note 5)		135		155
Appreciation rights plans (note 10)		–		5
		1,991		2,710
Members' equity (note 7):				
Member's contributions		27,563		27,563
Contributed surplus		2,785		–
Accumulated dividend distributions		(52,623)		(47,167)
Accumulated earnings		50,580		51,726
		28,305		32,122
Commitments and contracts (note 5)				
Subsequent event (note 11)				
	$	30,296	$	34,832

See accompanying notes to financial statements.

BOX MARKET LLC

Statement of Income and Expense
(In thousands of dollars)

Year ended December 31, 2015, with comparative information for 2014

	2015	2014
Revenues:		
Transaction fees	$ 14,972	$ 19,076
Amount recognized for volume performance rights plan (note 10 (d))	(2,785)	–
Options price reporting authority income	2,834	2,274
Miscellaneous income	380	380
	15,401	21,730
Expenses:		
Professional services:		
Financial and administrative (note 6)	616	1,047
Consulting (note 6)	671	630
Technical and operational (note 6)	5,766	7,372
Other	(1,349)	1,740
Amortization and depreciation	4,341	5,116
Employee costs	4,954	4,604
Rent of facilities (note 5)	285	309
Office-related	294	207
Communications and data processing	740	468
Other	260	250
	16,578	21,743
Operating loss	(1,177)	(13)
Interest income	31	32
Net (loss) income	$ (1,146)	$ 19

See accompanying notes to financial statements.

BOX MARKET LLC

Statement of Members' Equity
(In thousands of dollars)

Year ended December 31, 2015, with comparative information for 2014

	Member's contributions	Contributed surplus	Accumulated dividend distributions	Accumulated earnings	Total members' equity
Balance, December 31, 2013	$ 27,563	$ –	$ (40,704)	$ 51,707	$ 38,566
Net income	–	–	–	19	19
Dividend distributions	–	–	(6,463)	–	(6,463)
Balance, December 31, 2014	27,563	–	(47,167)	51,726	32,122
Net loss	–	–	–	(1,146)	(1,146)
Share-based payment transactions (note 10 (c))	–	2,785	–	–	2,785
Dividend distributions	–	–	(5,456)	–	(5,456)
Balance, December 31, 2015	$ 27,563	$ 2,785	$ (52,623)	$ 50,580	$ 28,305

See accompanying notes to financial statements.

BOX MARKET LLC

Statement of Cash Flows
(In thousands of dollars)

Year ended December 31, 2015, with comparative information for 2014

	2015	2014
Cash provided by (used in):		
Operating:		
Net (loss) income	$ (1,146)	$ 19
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation	4,341	5,116
Share-based payment transactions (note 10)	2,780	(237)
Settlement on appreciation rights	–	(8)
Decrease in accounts receivable	564	1,833
Decrease in other current assets	70	43
Decrease in other assets	76	75
(Decrease) increase in accounts payable and accrued expenses	(548)	363
Decrease in payable to related parties	(149)	(132)
(Decrease) increase in deferred rent	(21)	36
	5,967	7,108
Investing:		
Purchase of computer equipment and software	(1,488)	(1,667)
Financing:		
Dividend distributions	(5,456)	(6,463)
Net decrease in cash and cash equivalents	(977)	(1,022)
Cash and cash equivalents, beginning of year	19,084	20,106
Cash and cash equivalents, end of year	$ 18,107	$ 19,084

Supplemental cash flow information:

The Company acquired $136 (2014 - $132) of computer equipment and software, which were unpaid as at December 31, 2015.

See accompanying notes to financial statements.

1. Nature of operations:

BOX Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC.

BOX Market operates an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The BOX Market model operates without a trading floor and has an electronic auction feature that provides customers' price improvement. BOX Market is regulated by BOX Options Exchange LLC, a recognized national securities exchange regulated by the U.S. Securities and Exchange Commission ("SEC").

Substantial equity members in BOX Holdings Group LLC ("BOX Holdings") include Bourse de Montréal Inc. ("Bourse") and affiliates of Interactive Brokers Group LLC ("IAB"), Credit Suisse, LabMorgan Corporation, Citigroup Financial Products, Inc., UBS (USA) Inc., Morgan Stanley, and Citadel Derivatives Group, LLC.

2. Significant accounting policies:

(a) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Significant areas of judgment include the determination of the useful lives of computer equipment and software and the determination of the fair value of stock appreciation rights. Actual results could differ from those estimates.

(b) Cash and cash equivalents:

Cash and cash equivalents include amounts on deposit with banks and other non-restricted highly liquid short-term investments. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

(c) Accounts receivable, net:

Accounts receivable consist primarily of transaction fees and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA").

2. **Significant accounting policies (continued):**

   (c) Accounts receivable, net (continued):

   Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

   (d) Other assets:

   At December 31, 2015 and 2014, deposits were held by Options Clearing Corporation ("OCC") and OPRA. The deposit with OCC is a refundable promissory note of a principal amount of $1,000, bearing interest at the short-term federal rate, without a determined repayment date. The deposit with OPRA represents one-time participation fees and is being amortized over five years. Amortization commenced in conjunction with the commencement of the Exchange operations in May 2012.

   (e) Computer equipment, leasehold improvements and software:

   Assets consist of computer hardware, equipment, software and leasehold improvements.

   BOX Market's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

   To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

   The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight-line	3 years
Trading-related software	Straight-line	5 years

2. Significant accounting policies (continued):

(e) Computer equipment, leasehold improvements and software (continued):

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method.

Computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

(f) Revenue recognition:

BOX Market generates its revenues by providing services to domestic customers in the financial markets, including its equity members. Fees for services are based largely on system capacity usage and customer volumes. As a result, the Company's revenues may fluctuate based on the performance of financial markets.

Transaction fees are comprised of fees charged to Broker Dealers, Market Makers, Public Customers and Professional Customers.

OPRA revenue consists of income received for consolidated options information provided by BOX Market and other participating exchanges which is then sold to outside news services and customers. BOX Market's revenue from OPRA is received quarterly based on its pro-rata share of industry trade (not contract) volume.

Revenues related to transactions executed on BOX Market are recognized as earned.

(g) Share-base payment transactions:

(i) The Company accounts for its appreciation rights plans using the fair value based method, under which the compensation cost attributable to awards to employees is measured at the fair value at the grant date and recognized, on a tranche basis, over the vesting period in employee costs, with a corresponding increase in liabilities. As the appreciation rights are settled in cash, the liability is remeasured at each reporting date and at settlement date based on the fair value of the appreciation rights. Any changes in the liability are recognized in profit or loss.

(ii) Share-based payment transactions include those initiated by BOX Holdings for the benefit of subscribers who are also customers of the Company. The Company is under no obligation to settle these arrangements and, therefore, also accounts for them as equity settled share-based payment transactions.

(In thousands of dollars, except per right amount)

3. Computer equipment, leasehold improvements and software:

Computer equipment, leasehold improvements and software as at December 31, 2015 and 2014 consisted of:

	2015	2014
Computer equipment	$ 16,207	$ 15,387
Computer software	41,086	40,414
Leasehold improvements	1,303	1,303
Accumulated amortization and depreciation	(51,304)	(46,963)
	$ 7,292	$ 10,141

For the years ended December 31, 2015 and 2014, BOX Market capitalized software development, hardware and leasehold improvement costs of $1,492 ($1,203 acquired from Bourse) and $1,636 ($1,410 acquired from Bourse), respectively.

Amortization expense related to computer software costs amounted to $3,704 and $4,057 for the years ended December 31, 2015 and 2014, respectively.

4. Income taxes:

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

5. Commitments and contracts:

(a) Commitments:

In October 2012, BOX Market relocated to a new location in Chicago and entered into a new 10-year operating lease agreement. BOX Market was offered an inducement as part of the agreement. The incentive is being amortized over the minimum lease term using the straight-line method.

In September 2010, BOX Market relocated to a new location in Boston and entered into a 5-year sublet lease agreement. In September 2014, BOX Market renewed this lease agreement for an additional five years.

(In thousands of dollars, except per right amount)

5. Commitments and contracts (continued):

(a) Commitments (continued):

Aggregate future minimum rentals for the Boston and Chicago spaces as at December 31, 2015 are as follows:

2016	$	477
2017		489
2018		502
2019		515
2020		167
2021 and thereafter		155
	$	2,305

(b) Contracts:

BOX Market has entered into several agreements with Bourse, BOX Options Exchange LLC, and NASDAQ OMX Group, Inc. to provide certain administrative, regulatory and technical services for certain software and computer hardware equipment, and maintain and support certain data transmissions and other services, which include:

- A Technical and Operational Services Agreement with Bourse to provide BOX Market with certain software and computer hardware equipment, and maintain and support certain data transmissions and other services.
- A Facility Agreement with BOX Options Exchange LLC to provide BOX Market with an SRO structure and ongoing oversight of the market operations and regulatory functions of the BOX Market.
- An Administrative Services Agreement with BOX Options Exchange LLC to provide it certain support services such as accounting/finance, legal, human resources, communications and administrative support.
- A Transition Services Addendum to the Amended and Restated Regulatory Services Agreement with Boston Options Exchange Group LLC, with NASDAQ OMX Group Inc., to provide BOX Market with regulatory support for pre-May 2012 matters.

6. Related party transactions:

The financial statements reflect the capital contributions of cash and/or services by all equity members of BOX Market as specified in BOX Market's Amended and Restated Operating Agreement (the "Agreement") dated January 26, 2005.

(In thousands of dollars, except per right amount)

6. Related party transactions (continued):

A consultant that owns units of BOX Holdings received $76 for consulting services in 2015 and $129 in 2014.

In accordance with the terms of the Technical and Operational Services Agreements referred to in Note 5 (b), the Company recognized professional fees to related parties of approximately $7,150 in 2015 and $7,372 in 2014. Amounts owed to Bourse as at December 31, 2015 and 2014 of approximately $581 and $701, respectively, are reflected as payable to related parties on the balance sheet.

In accordance with the terms of the facility agreement with Box Options Exchange LLC, the Company recognized professional fees to related parties of $380 in 2015 ($380 in 2014). As of May 13, 2012, all transaction fees earned by the Company are billed and collected by Box Options Exchange LLC and subsequently remitted to the Company. In accordance with the terms of the Facility Agreement referred to in Note 5 (b), the Company recognized facility services expense of ($2,278) in 2015 (($621) in 2014). This negative facility services expense represents a recovery by the Company of previous regulatory expenses paid to Box Options Exchange LLC. Amounts receivable from Box Options Exchange LLC as at December 31, 2015 of $2,178 ($3,139 in 2014) are included in accounts receivable on the balance sheet.

Transactions related to these services are settled in the normal course of business. The terms of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

7. Members' equity:

BOX Market LLC is a single member LLC, wholly owned by BOX Holdings, and has no units outstanding.

8. Fair value measurements:

The Company has categorized its financial instruments measured at fair value into a three-level classification in accordance with the guidance in Codification Topic 820, *Fair Value Measurements and Disclosures*, as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs are either directly or indirectly observable and corroborated by market data or are based on quoted prices in markets that are not active.

Level 3 - Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability.

(In thousands of dollars, except per right amount)

---

9. Concentration of credit risk:

Approximately 83% of the revenues generated from BOX Market for the year ended December 31, 2015 were generated by eleven approved participants (89% by five approved participants in 2014).

10. Share-based payment transactions:

(a) Long-term Appreciation Rights Plans ("Long-term Plans"):

BOX Market awards certain employees with appreciation rights as part of its Long-term Plans. The appreciation rights granted under the plan adopted in January 2011 ("2011 plan") entitle the participants to a cash payment in the year following vesting and each right vests on the third anniversary of the date of grant. The appreciation rights granted under the plan adopted in February 2013 ("2013 plan") entitle the participants to receive cash payment within 45 days following the exercise date. The appreciation rights vest in three equal tranches on the first, second and third anniversary of the grant date and expire in three years. For Long-term Plans, each appreciation right would entitle the participant to receive the excess of the settlement value of an appreciation right, based on the enterprise valuation of BOX Market, on the vesting date over the strike price of such appreciation right.

In 2011, a total of 75 appreciation rights were granted under the 2011 plan, vesting on either January 26, 2014, or on December 15, 2014. As at December 31, 2014, these rights have expired.

In 2013, a total of 119 appreciation rights were granted under the 2013 plan.

Also under the same plan, a total of 70 appreciation rights were granted in February 2014.

The remeasurement of the appreciation rights issued under the Long-term Plans, net of the cost related to appreciation rights granted and cancelled during the year, resulted in a reduction of compensation expense of $3 for the year ended December 31, 2015 ($4 reduction for the year ended December 31, 2014). As at December 31, 2015, these rights have a fair value of nil (2014 - $3).

(b) Senior Appreciation Rights Plan ("Senior Plan"):

In December 2010, BOX Market adopted a Senior Plan. Certain key senior management members of BOX Market were granted a total of 625 appreciation rights which entitle the participants to receive cash payment within 60 days following exercise date. The appreciation rights vest in three equal tranches on the second, fourth and sixth anniversary of the date of grant and expire in six years.

(In thousands of dollars, except per right amount)

10. Share-based payment transactions (continued):

(b) Senior Appreciation Rights Plan ("Senior Plan") (continued):

The remeasurement of the appreciation rights issued under the Senior Plan, net of the cost related to appreciation rights exercised during the year, resulted in a reduction of compensation expense of $2 for the year ended December 31, 2015 ($233 reduction for the year ended December 31, 2014). As at December 31, 2015, these rights have a fair value of nil (2014 - $2).

As at December 31, 2015, the fair value of the Long-term Plans and Senior Plan appreciation rights was estimated using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	0.67%
Dividend yield	–
Expected life	1 year
Expected volatility	18%
Weighted average fair value per right	$ –

The changes in the outstanding Long-term Plans and the Senior Plan are as follows:

	Number of outstanding rights	Long-term Plans, Residual life (years)	Number of outstanding rights	Senior Plan, Residual life (years)
Balance, beginning of year	189		437	
Granted	–		–	
Exercised	–		–	
Cancelled	142		382	
Balance, end of year	47	1	55	1
Vested	22		33	

(In thousands of dollars, except per right amount)

10. Share-based payment transactions (continued):

(c) Executive Rights Plan:

In April 2015, BOX Market adopted an Executive Rights Plan. Certain key executive members of BOX Market were granted appreciation rights which entitle the participants to receive as a cash payment the appreciation related to a pre-established notional percentage of 4.34% of the value of BOX Market. The appreciation rights vest in three equal tranches each year over three years from January 1, 2015.

The measurement of the appreciation rights issued under the Executive Rights Plan resulted in a compensation expense of nil for the year ended December 31, 2015. As at December 31, 2015, these rights have a fair value of nil.

(d) Volume performance rights:

In January 2015, BOX Holdings launched a program to incent subscribers to provide liquidity. In exchange for providing this liquidity, subscribers will receive volume performance rights ("VPRs"), which are comprised of Class C units of BOX Holdings and an order flow commitment. The VPRs vest over 20 quarters of the 5-year order flow commitment period if minimum volume targets are achieved. If a subscriber fails to meet its minimum volume targets, their VPRs are available for reallocation to those subscribers that exceed their minimum volume targets, if any. Those VPRs may vest earlier.

In September 2015, the Securities Exchange Commission granted regulatory approval for the VPR program. Pursuant to the terms of the VPR program, subscribers became entitled to economic participation in BOX Holdings for VPRs held.

The measurement of the VPRs issued under the program resulted in a volume rebate of $2,785 for the year ended December 31, 2015, which is presented as a reduction of transaction fees in revenues.

The fair value of the VPRs was estimated using the fair value of the BOX Holdings and is being recognized based on vesting.

11. Subsequent event:

In January 2016, the Company declared a distribution to its member, for a total amount of $4,269,000.


BOX
OPTIONS

Exhibit D-3 – TMX Group Limited

Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Year ended December 31, 2015 and 2014

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Cash and cash equivalents	$ 4,941	$ 6,270
Marketable securities	-	34
Prepaid facility costs	117	-
Due from TSX Inc.	-	60
Due from 1877587 Ontario Inc.	1	-
Due from Finexeo S.A.	4	101
Due from TMX Group US Inc.	51	36
Due from TMX Australia Pty Ltd.	78	72
Due from TMX Equity Transfer Services Inc.	-	13
Due from TMX Technology Solutions Inc.	-	5
	5,192	6,591
Non-current assets:		
Other non-current assets	-	318
Investment in The Canadian Depository for Securities Limited	173,622	173,622
Investment in TMX Group Inc.	3,901,362	3,878,617
Investment in Alpha Trading Systems Limited Partnership	184,000	184,000
Investment in 1877587 Ontario Limited	6,872	5,022
Investment in AgriClear Inc.	7	2
Term loan receivable from TSX Inc.	695,776	695,776
Term loan receivable from Montreal Exchange Inc.	112,000	112,000
Term loan receivable from TSX Venture Exchange Inc.	141,166	141,166
Term loan receivable from Natural Gas Exchange Inc.	-	17,000
Term loan receivable from TMX Group Inc.	12,542	-
Term loans receivable from Shorcan Brokers Limited	-	18,000
Deferred income tax assets	2,175	4,740
Total Assets	$ 5,234,714	$ 5,236,854
Liabilities and Equity		
Current liabilities:		
Trade and other payables	$ 8,061	$ 8,446
Fair value of foreign currency forward contracts	-	189
Fair value of interest rate swaps	1,291	-
Commercial paper	74,232	233,939
Debentures	349,730	-
Due to TSX Venture Exchange Inc.	121	102
Due to TMX Group Inc.	33	208
Due to Natural Gas Exchange Inc.	67	59
Due to Montreal Exchange Inc.	199	166
Due to Shorcan Brokers Limited	54	52
Due to The Equicom Group Inc.	-	22
Due to TMX Select Inc.	-	3
Due to TSX Inc.	185	-
Due to TMX Equity Transfer Services Inc.	33	-
Due to Alpha Trading Systems Limited Partnership	23	25
Due to TMX Technology Solutions Inc.	6	-
Due to The Canadian Depository for Securities Limited	158	129
Demand loan payable to TSX Inc.	25,442	25,000
Demand loan payable to Montreal Exchange Inc.	11,000	11,500
Demand loan payable to TMX Group Inc.	-	3,000
Demand loan payable to TSX Venture Exchange Inc.	-	8,000
Demand loans payable to 1877587 Ontario Limited	1,107,000	1,107,000
Note payable to CDS Clearing and Depository Services Inc.	10,000	-
Note payable to The Canadian Depository for Securities Limited	17,000	-
Note payable to Canadian Derivatives Clearing Corporation	10,000	-
Note payable to Natural Gas Exchange Inc.	20,000	-
Current income tax liabilities	1,648	-
	1,636,283	1,397,840
Non-current liabilities:		
Fair value of interest rate swaps	-	608
Debentures	648,227	997,167
Total Liabilities	2,284,510	2,395,615
Equity:		
Share capital	2,861,726	2,858,267
Contributed surplus - share option plan	9,622	7,153
Retained earnings (deficit)	79,925	(23,377)
Accumulated other comprehensive loss	(1,069)	(804)
Total Equity	2,950,204	2,841,239
Total Liabilities and Equity	$ 5,234,714	$ 5,236,854

TMX GROUP LIMITED

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31,		Year Ended December 31,	
	2015	2014	**2015**	2014
Revenue:				
Other	**$ -**	$ (12)	**$ (35)**	$ 113
Total revenue	**-**	(12)	**(35)**	113
Expenses:				
Compensation and benefits	**6**	122	**59**	984
General and administration	**362**	55	**1,628**	1,457
Shared services	**568**	375	**(1,850)**	(2,235)
Total operating expenses	**936**	552	**(163)**	206
Income from operations	**(936)**	(564)	**128**	(93)
Maple transaction costs	**-**	(302)	**-**	(1,401)
Finance income (costs):				
Finance income	**71,669**	33,067	**234,432**	183,866
Finance costs	**(9,011)**	(9,621)	**(37,744)**	(41,442)
Credit facility refinancing costs	**-**	-	**-**	(3,616)
Loss on certain derivative instruments	**(566)**	(575)	**(2,251)**	(1,408)
Net finance income	**62,092**	22,871	**194,437**	137,400
Income before income taxes	**61,156**	22,005	**194,565**	135,906
Income tax expense	**1,840**	581	**4,308**	2,003
Net income	**$ 59,316**	$ 21,424	**$ 190,257**	$ 133,903

TMX GROUP LIMITED

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31,		Year Ended December 31,	
	2015	2014	2015	2014
Net income	$ 59,316	$ 21,424	$ 190,257	$ 133,903
Other comprehensive income (loss):				
Items that may be reclassified subsequently to the non-consolidated income statements:				
Changes in fair value of effective portion of interest rate swaps designated as cash flow hedges (net of taxes)	496	202	(1,331)	(268)
Reclassification to net income of losses (gains) on interest rate swaps (net of taxes)	137	(11)	1,066	555
Total items that may be reclassified subsequently to the non-consolidated income statements	633	191	(265)	287
Total comprehensive income	$ 59,949	$ 21,615	$ 189,992	$ 134,190

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2015	2014
Common shares:		
Balance, beginning of period	**$ 2,858,267**	$ 2,849,189
Proceeds on options exercised	**3,211**	8,419
Cost of exercised options	**248**	659
Balance, end of period	**2,861,726**	2,858,267
Contributed surplus - share option plan:		
Balance, beginning of period	**7,153**	5,266
Cost of exercised options	**(248)**	(659)
Cost of share option plan	**2,717**	2,546
Balance, end of period	**9,622**	7,153
Retained earnings (deficit):		
Balance, beginning of period	**(23,377)**	(70,498)
Net income	**190,257**	133,903
Dividends to equity holders	**(86,955)**	(86,782)
Balance, end of period	**79,925**	(23,377)
Accumulated other comprehensive loss:		
Balance, beginning of period	**(804)**	(1,091)
Net change in interest rate swaps designated as cash flow hedges (net of taxes)	**(265)**	287
Balance, end of period	**(1,069)**	(804)
Total equity, end of period	**$ 2,950,204**	$ 2,841,239

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31,		Year Ended December 31,	
	2015	2014	2015	2014
Cash flows from (used in) operating activities:				
Income before income taxes	$ 61,156	$ 22,005	$ 194,565	$ 135,906
Adjustments to determine net cash flows:				
Net finance income	(62,092)	(22,871)	(194,437)	(137,400)
Maple transaction costs	-	302	-	1,401
Maple transaction related cash outlays	-	-	(69)	(1,514)
Cost of share option plan	708	240	2,717	2,546
Other receivables	-	-	-	51
Trade and other payables	(78)	(509)	210	(820)
Amounts due to and from related parties	1,412	1,299	264	1,584
	1,106	466	3,250	1,754
Cash flows from (used in) financing activities:				
Interest paid	(14,287)	(14,780)	(33,559)	(36,999)
Net settlement on derivative instruments	(566)	671	(618)	(214)
Dividends paid to equity holders	(21,757)	(21,722)	(86,955)	(86,782)
Proceeds from exercised options	1,840	359	3,211	8,419
Financing and refinancing fees, expensed	-	-	-	(270)
Net movement of commercial paper	(41,429)	(21,283)	(164,909)	231,583
Return of capital contribution from Alpha Trading Systems Limited Partnership	-	-	-	1,500
Demand loans payable, net	(23,111)		(11,611)	-
Notes payable, net	14,000		57,000	-
Term loans payable, net	-	21,500	-	31,500
Net repayment of loans payable, net of financing costs	-	-	-	(335,893)
	(85,310)	(35,255)	(237,441)	(187,156)
Cash flows from (used in) investing activities:				
Interest received	12,669	13,068	51,081	54,167
Dividends received	59,000	20,000	183,350	129,700
Investment in 1877587 Ontario Limited	(1,000)	-	(1,850)	-
Investment in TMX Group Inc.	(1,898)	(950)	(22,745)	(71,899)
Investment in AgriClear Inc.	(2)	(1)	(5)	(2)
Marketable securities	34	-	34	(34)
Term loans receivable, net	4,997	3,000	22,997	76,000
	73,800	35,117	232,862	187,932
(Decrease) increase in cash and cash equivalents	(10,404)	328	(1,329)	2,530
Cash and cash equivalents, beginning of period	15,345	5,942	6,270	3,740
Cash and cash equivalents, end of period	$ 4,941	$ 6,270	$ 4,941	$ 6,270


BOX
OPTIONS

Exhibit D-4 – TMX Group Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Year ended December 31, 2015 and 2014

(in thousands of US dollars)

(unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Cash	$ 10	$ 255
Due from MX US 2, Inc.	90	90
Due from Montreal Exchange Inc.	172	127
Current income tax assets	36	7
	308	479
Non-current assets:		
Investment in MX US 2, Inc.	48,692	48,692
Deferred income tax assets	9,623	5,337
Total Assets	$ 58,623	$ 54,508
Liabilities and Equity		
Current liabilities:		
Due to TSX Inc.	$ -	$ 2
Due to TMX Group US Inc.	100	47
Total Liabilities	100	49
Equity:		
Share capital	2,508	2,508
Contributed surplus	126,118	126,118
Deficit	(70,103)	(74,167)
Total Equity	58,523	54,459
Total Liabilities and Equity	$ 58,623	$ 54,508

MX US 1, INC.

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2015	2014
Revenue:		
Other	$ 12	$ 4
Total revenue	12	4
Expenses:		
General and administration	69	32
Total operating expenses	69	32
Loss from operations	(57)	(28)
Finance income	1,840	3,600
Income before income taxes	1,783	3,572
Income tax recovery	(3,313)	(1,156)
Net income and comprehensive income	$ 5,096	$ 4,728

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2015	2014
Common shares:		
Balance, beginning and end of period	**$ 2,508**	$ 2,508
Contributed surplus:		
Balance, beginning and end of period	**126,118**	126,118
Deficit:		
Balance, beginning of period	**(74,167)**	(75,495)
Net income and comprehensive income	**5,096**	4,728
Gain on change in non-controlling interest while retaining control	**954**	-
Dividends on common shares	**(1,986)**	(3,400)
Balance, end of period	**(70,103)**	(74,167)
Total equity, end of period	**$ 58,523**	$ 54,459

MX US 1, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2015		2014
Cash flows from (used in) operating activities:			
Income before income taxes	$	1,783	$ 3,572
Adjustments to determine net cash flows:			
Finance income		(1,840)	(3,600)
Amounts due to and from related parties		6	(142)
Income taxes (paid) refunded		(48)	169
		(99)	(1)
Cash flows used in financing activities:			
Dividends paid on common shares		(1,986)	(3,400)
		(1,986)	(3,400)
Cash flows from investing activities:			
Dividends received		1,840	3,600
		1,840	3,600
(Decrease) increase in cash		(245)	199
Cash, beginning of period		255	56
Cash, end of period	$	10	$ 255


BOX
OPTIONS

Exhibit D-5 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

MX US 2, INC.

Year ended December 31, 2015 and 2014

(in thousands of US dollars)

(unaudited)

MX US 2, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Cash	**$ 4**	$ 621
Due from Montreal Exchange Inc.	**27**	-
Current income tax assets	**302**	718
	333	1,339
Non-current assets:		
Investment in BOX Holdings Group LLC	**37,610**	37,610
Intangible assets	**9,055**	14,375
Total Assets	**$ 46,998**	$ 53,324
Liabilities and Equity		
Current liabilities:		
Due to Montreal Exchange Inc.	**$ -**	$ 3
Due to MX US 1, Inc.	**90**	90
Due to TSX Inc.	**3**	3
Total Liabilities	**93**	96
Equity:		
Share capital	**55,031**	55,031
Contributed surplus	**73,572**	73,572
Deficit	**(81,698)**	(75,375)
Total Equity	**46,905**	53,228
Total Liabilities and Equity	**$ 46,998**	$ 53,324

MX US 2, INC.

Non-Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
(in thousands of US dollars)
(unaudited)

		Year Ended December 31,		
		2015		2014
Expenses:				
Amortization		**783**		774
Total operating expenses		**783**		774
Loss from operations		**(783)**		(774)
Impairment charge		**(3,431)**		-
Finance income		**1,223**		3,479
(Loss) income before income taxes		**(2,991)**		2,705
Income tax expense (recovery)		**386**		(379)
Net (loss) income and comprehensive (loss) income	**$**	**(3,377)**	$	3,084

MX US 2, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2015	2014
Common shares:		
Balance, beginning and end of period	**$ 2,498**	$ 2,498
Preferred shares:		
Balance, beginning and end of period	**52,533**	52,533
Share capital, beginning and end of period	**55,031**	55,031
Contributed surplus:		
Balance, beginning and end of period	**73,572**	73,572
Deficit:		
Balance, beginning of period	**(75,375)**	(74,859)
Net (loss) income and comprehensive (loss) income	**(3,377)**	3,084
Loss on change in non-controlling interest while retaining control	**(1,106)**	-
Dividends on common shares	**(1,840)**	(3,600)
Balance, end of period	**(81,698)**	(75,375)
Total equity, end of period	**$ 46,905**	$ 53,228

MX US 2, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2015	2014
Cash flows from (used in) operating activities:		
(Loss) income before income taxes	**$ (2,991)**	$ 2,705
Adjustments to determine net cash flows:		
Amortization	**783**	774
Impairment charge	**3,431**	-
Finance income	**(1,223)**	(3,479)
Amounts due to and from related parties	**(30)**	2
Income taxes refunded	**30**	128
	-	130
Cash flows used in financing activities:		
Dividends paid on common shares	**(1,840)**	(3,600)
	(1,840)	(3,600)
Cash flows from investing activities:		
Dividends received	**1,223**	3,479
	1,223	3,479
(Decrease) increase in cash	**(617)**	9
Cash, beginning of period	**621**	612
Cash, end of period	**$ 4**	$ 621


BOX
OPTIONS

Exhibit D-6 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 2, INC.

Year ended December 31, 2015 and 2014

(in thousands of US dollars)

(unaudited)

MX US 2, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Cash	$ **4**	$ 621
Due from Montreal Exchange Inc.	**27**	-
Current income tax assets	**302**	718
	333	1,339
Non-current assets:		
Investment in BOX Holdings Group LLC	**37,610**	37,610
Intangible assets	**9,055**	14,375
Total Assets	$ **46,998**	$ 53,324
Liabilities and Equity		
Current liabilities:		
Due to Montreal Exchange Inc.	$ **-**	$ 3
Due to MX US 1, Inc.	**90**	90
Due to TSX Inc.	**3**	3
Total Liabilities	**93**	96
Equity:		
Share capital	**55,031**	55,031
Contributed surplus	**73,572**	73,572
Deficit	**(81,698)**	(75,375)
Total Equity	**46,905**	53,228
Total Liabilities and Equity	$ **46,998**	$ 53,324

MX US 2, INC.

Non-Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2015	2014
Expenses:		
Amortization	**783**	774
Total operating expenses	**783**	774
Loss from operations	**(783)**	(774)
Impairment charge	**(3,431)**	-
Finance income	**1,223**	3,479
(Loss) income before income taxes	**(2,991)**	2,705
Income tax expense (recovery)	**386**	(379)
Net (loss) income and comprehensive (loss) income	**$ (3,377)**	$ 3,084

MX US 2, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2015	2014
Common shares:		
Balance, beginning and end of period	$ 2,498	$ 2,498
Preferred shares:		
Balance, beginning and end of period	52,533	52,533
Share capital, beginning and end of period	55,031	55,031
Contributed surplus:		
Balance, beginning and end of period	73,572	73,572
Deficit:		
Balance, beginning of period	(75,375)	(74,859)
Net (loss) income and comprehensive (loss) income	(3,377)	3,084
Loss on change in non-controlling interest while retaining control	(1,106)	-
Dividends on common shares	(1,840)	(3,600)
Balance, end of period	(81,698)	(75,375)
Total equity, end of period	$ 46,905	$ 53,228

MX US 2, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2015	2014
Cash flows from (used in) operating activities:		
(Loss) income before income taxes	$ **(2,991)**	$ 2,705
Adjustments to determine net cash flows:		
Amortization	**783**	774
Impairment charge	**3,431**	-
Finance income	**(1,223)**	(3,479)
Amounts due to and from related parties	**(30)**	2
Income taxes refunded	**30**	128
	-	130
Cash flows used in financing activities:		
Dividends paid on common shares	**(1,840)**	(3,600)
	(1,840)	(3,600)
Cash flows from investing activities:		
Dividends received	**1,223**	3,479
	1,223	3,479
(Decrease) increase in cash	**(617)**	9
Cash, beginning of period	**621**	612
Cash, end of period	$ **4**	$ 621


BOX
OPTIONS

Exhibit D-7 – MX US 2, Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Year ended December 31, 2015 and 2014

(in thousands of US dollars)

(unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Cash	$ 10	$ 255
Due from MX US 2, Inc.	90	90
Due from Montreal Exchange Inc.	172	127
Current income tax assets	36	7
	308	479
Non-current assets:		
Investment in MX US 2, Inc.	48,692	48,692
Deferred income tax assets	9,623	5,337
Total Assets	$ 58,623	$ 54,508
Liabilities and Equity		
Current liabilities:		
Due to TSX Inc.	$ -	$ 2
Due to TMX Group US Inc.	100	47
Total Liabilities	100	49
Equity:		
Share capital	2,508	2,508
Contributed surplus	126,118	126,118
Deficit	(70,103)	(74,167)
Total Equity	58,523	54,459
Total Liabilities and Equity	$ 58,623	$ 54,508

MX US 1, INC.

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2015	2014
Revenue:		
Other	**$ 12**	$ 4
Total revenue	**12**	4
Expenses:		
General and administration	**69**	32
Total operating expenses	**69**	32
Loss from operations	**(57)**	(28)
Finance income	**1,840**	3,600
Income before income taxes	**1,783**	3,572
Income tax recovery	**(3,313)**	(1,156)
Net income and comprehensive income	**$ 5,096**	$ 4,728

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2015	2014
Common shares:		
Balance, beginning and end of period	**$ 2,508**	$ 2,508
Contributed surplus:		
Balance, beginning and end of period	**126,118**	126,118
Deficit:		
Balance, beginning of period	**(74,167)**	(75,495)
Net income and comprehensive income	**5,096**	4,728
Gain on change in non-controlling interest while retaining control	**954**	-
Dividends on common shares	**(1,986)**	(3,400)
Balance, end of period	**(70,103)**	(74,167)
Total equity, end of period	**$ 58,523**	$ 54,459

MX US 1, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2015	2014
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 1,783**	$ 3,572
Adjustments to determine net cash flows:		
Finance income	**(1,840)**	(3,600)
Amounts due to and from related parties	**6**	(142)
Income taxes (paid) refunded	**(48)**	169
	(99)	(1)
Cash flows used in financing activities:		
Dividends paid on common shares	**(1,986)**	(3,400)
	(1,986)	(3,400)
Cash flows from investing activities:		
Dividends received	**1,840**	3,600
	1,840	3,600
(Decrease) increase in cash	**(245)**	199
Cash, beginning of period	**255**	56
Cash, end of period	**$ 10**	$ 255


BOX
OPTIONS

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2015 audited financial statements of BOX Options Exchange LLC are submitted as Exhibit I.


BOX
OPTIONS

Exhibit I – BOX Options Exchange LLC Financial Statements

Financial Statements of

BOX OPTIONS EXCHANGE LLC

Year ended December 31, 2015

BOX OPTIONS EXCHANGE LLC

Table of Contents



KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Canada

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Members of BOX Options Exchange LLC

We have audited the accompanying financial statements of BOX Options Exchange LLC, which comprise the balance sheet as of December 31, 2015, and the related statements of income and expenses, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Options Exchange LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the 2015 financial statements have been restated from those on which we originally reported on March 23, 2016 to correct a misstatement. Our opinion is not modified with respect to this matter.

KPMG LLP*

March 23, 2016, except as to Note 2 which is as of June 29, 2016

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

BOX OPTIONS EXCHANGE LLC

Balance Sheet
(In thousands of dollars)

December 31, 2015, with comparative information for 2014

	2015 (Restated - note 2)	2014
Assets		
Current assets:		
Cash	$ 130	$ 288
Accounts receivable	4,802	5,234
Other current assets	70	81
	5,002	5,603
Computer equipment and software (note 4):		
Computer equipment and software	3,994	3,306
Accumulated amortization and depreciation	(1,745)	(791)
	2,249	2,515
	$ 7,251	$ 8,118
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued expenses (note 8)	$ 4,577	$ 5,052
Note payable to BOX Market LLC, bearing interest at a rate of 3% and maturing in December 2016	1,000	1,000
	5,577	6,052
Deferred revenue (note 8)	760	1,219
	6,337	7,271
Members' equity:		
Members' contributions - 100,000 economic units	–	–
Members' contributions - 100,000 voting units	–	–
Accumulated earnings	914	847
	914	847
	$ 7,251	$ 8,118

See accompanying notes to financial statements.

BOX OPTIONS EXCHANGE LLC

Statement of Income and Expense
(In thousands of dollars)

Year ended December 31, 2015, with comparative information for 2014

	2015 (Restated - note 2)	2014
Revenues:		
Option regulatory fees	$ 12,522	$ 10,204
Fines and disgorgements	46	1,825
Facility services revenue (note 8)	(1,909)	(340)
	10,659	11,689
Expenses:		
Professional services:		
Financial and administrative	1,216	794
Consulting (note 8)	3,360	3,212
Technical and operational (note 8)	1,042	1,224
Other	793	960
Amortization and depreciation	954	506
Employee costs	2,879	2,749
Rent of facilities	183	101
Office-related	57	34
Communications and data processing	102	157
Other	6	137
	10,592	9,874
Net income	$ 67	$ 1,815

See accompanying notes to financial statements.

BOX OPTIONS EXCHANGE LLC

Statement of Members' Equity
(In thousands of dollars)

Year ended December 31, 2015, with comparative information for 2014

	Economic Units - members' contributions	Voting Units - members' contributions	Accumulated (deficit) earnings	Total members' equity
Balance, December 31, 2013	$ –	$ –	$ (968)	$ (968)
Net income	–	–	1,815	1,815
Balance, December 31, 2014	–	–	847	847
Net income (restated - note 2)	–	–	67	67
Balance, December 31, 2015 (restated - note 2)	$ –	$ –	$ 914	$ 914

See accompanying notes to financial statements.

BOX OPTIONS EXCHANGE LLC

Statement of Cash Flows
(In thousands of dollars)

Year ended December 31, 2015, with comparative information for 2014

	2015 (Restated - note 2)	2014
Cash provided by (used in):		
Operating:		
Net income	$ 67	$ 1,815
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation	954	506
Decrease (increase) in accounts receivable	432	(992)
Decrease in other current assets	11	110
Increase in accounts payable and accrued expenses	(448)	(320)
Decrease in deferred revenue	(459)	(281)
	557	838
Investing:		
Purchase of computer equipment and software	(715)	(1,480)
Net decrease in cash and cash equivalents	(158)	(642)
Cash, beginning of year	288	930
Cash, end of year	$ 130	$ 288

Supplemental cash flow information:

The Company acquired $18 (2014 - $45) of computer equipment and software, which were unpaid as at December 31, 2015.

See accompanying notes to financial statements.

BOX OPTIONS EXCHANGE LLC

Notes to Financial Statements
(In thousands of dollars)

Year ended December 31, 2015

1. Nature of operations:

BOX Options Exchange LLC (the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Company is the self-regulatory organization which is responsible for the operation and oversight of its facility, BOX Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Company include affiliates of Bourse de Montréal inc. ("Bourse"), Interactive Brokers Group LLC ("IAB"), Credit Suisse, LabMorgan Corporation, Citigroup Financial Products Inc., UBS (USA) Inc., Morgan Stanley and Citadel Derivatives Group, LLC. As the self-regulatory organization responsible for the oversight of the BOX Market, the Company has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating the BOX Market.

2. Restated financial statements:

The Company's previously issued financial statements have been restated due to an error in the accounting of expenses and accruals during the year ended December 31, 2015. The correction led to an increase (decrease) of the following financial statement items as at December 31, 2015 and for the year then ended:

Assets:		
Computer equipment and software	$	(80)
Liabilities:		
Accounts payable and accrued expenses		(585)
Member's equity:		
Accumulated earnings		505
Net income:		
Facility services revenue		(37)
Financial and administrative		150
Consulting		(291)
Technical and operational		(234)
Other		(34)
Employee costs		(20)
Rent of facilities		(13)
Office-related		2
Communications and data processing		(16)
Other		(12)
Net income		505

2. Restated financial statements (continued):

The following Notes 4 and 8 were modified accordingly.

3. Significant accounting policies:

(a) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

(b) Cash and cash equivalents:

Cash and cash equivalents include amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

(c) Accounts receivable, net:

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees. Transaction fees and OPRA revenue are collected by the Company on behalf of BOX Market, the primary obligor to these revenue transactions, and are presented net of an equal amount distributable to BOX Market in the statement of income and expense.

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

3. Significant accounting policies (continued):

(d) Computer hardware, equipment, software and leasehold improvements:

Assets consist of computer hardware, equipment and software.

The Company's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight-line	3 years
Trading-related software	Straight-line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method.

Computer hardware, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

(e) Revenue recognition:

The Company receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its facility service agreement.

ORF revenue is based on the number of customer contracts executed by participant firms and is recognized as earned. Facility services revenue represents the excess of regulatory expenses incurred by the Company over ORF revenue and is charged to BOX Market. Previously earned facility services revenue can be returned to BOX Market in periods where ORF revenue exceeds regulatory expenses, resulting in negative facility services revenue.

Fines and disgorgements are recognized as earned.

(In thousands of dollars)

4. Computer equipment and software:

Computer equipment and software as at December 31, 2015 and 2014 consisted of:

		2015		2014
Computer equipment	$	1,593	$	1,540
Computer software		2,164		1,720
Leasehold improvement		237		46
Accumulated amortization and depreciation		(1,745)		(791)
	$	2,249	$	2,515

For the years ended December 31, 2015 and 2014, the Company capitalized software development, hardware and leasehold improvement costs of $688 ($497 acquired from Bourse) and $1,054 ($976 acquired from Bourse), respectively.

Amortization expense related to computer software costs amounted to $398 (2014 - $306) for the year ended December 31, 2015.

5. Income taxes:

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The *Internal Revenue Code* ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

6. Commitments and contracts:

Contracts:

The Company has entered into several agreements with Bourse and BOX Market to provide certain administrative, regulatory and technical services for certain software and computer hardware equipment, and maintain and support certain data transmissions and other services, which include:

- A Technical and Operational Services Agreement with Bourse to provide the Company with certain software and computer hardware equipment, and maintain and support certain data transmissions and other services;
- A Regulatory Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions;

(In thousands of dollars)

6. Commitments and contracts (continued):

Contracts (continued):

- An Administrative Services Agreement with BOX Market which will provide the Company certain support services such as accounting/finance, legal, human resources, communications and administrative support.

7. Members' equity:

As at December 31, 2015, the Company has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights.

8. Related party transactions:

In accordance with the terms of the Technical and Operational Services Agreement referred to in Note 6, the Company recognized professional fees to related parties of $1,041 and $1,224 in 2015 and 2014 under Technical and operational professional services. Amounts owed to Bourse as at December 31, 2015 and 2014 of $90 and $128 are reflected in accounts payable and accrued expenses on the balance sheet.

In accordance with the terms of the Regulatory Services Agreement and the Administrative Services Agreement with BOX Market, the Company recognized facility services revenue of ($1,909) and ($340) in 2015 and 2014. This negative facility services revenue represents a recovery by BOX Market of previous regulatory expenses paid to the Company. As of May 13, 2012, all transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to BOX Market as at December 31, 2015 and 2014 of $2,067 and $3,131 are included in accounts payable and accrued expenses on the balance sheet.

In 2013, the Company charged BOX Market facility services revenue of $1,500 for the purchase of computer equipment required for regulatory purposes. This amount has been recorded as deferred revenue and is being recognized into income over a three-year period as the related computer equipment is amortized. As at December 31, 2014, the Company had taken delivery of all equipment, having a cost of $1,371.

Transactions related to these services are settled in the normal course of business. The terms of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.


BOX
OPTIONS

Amendment to:

Exhibit J

Request:
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit J is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit J as set forth below.

Response:

1. Officers:

Each of the following officers were elected to serve until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Name:	**Title:**	**Date of Commencement:**
Tony McCormick	Chief Executive Officer	April 28, 2011
Lisa Fall	President and Secretary	April 28, 2011
Bruce Goodhue	Chief Regulatory Officer	January 1, 2014


BOX
OPTIONS

2. Directors:

Each of the following directors was elected on July 22, 2015 to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation.

Name:	Title:	Primary Business:
Kurt Eckert	Participant Director	Options trading
Peter Layton	BOX Holdings Director	CEO
Wayne Luthringshausen	Non-Industry Director	None/Retired
Larry Mollner	Non-Industry Director	None/Retired
HongSup Park	Participant Director	Options trading
Paul Stevens	Non-Industry Director	None/Retired
Robert Whaley	Non-Industry Public Director	Professor

3. Committees:

Each of the following committee members was elected on July 22, 2015 to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation.

Audit Committee

- Kurt Eckert
- Peter Layton
- Wayne Luthringshausen
- Larry Mollner
- Paul Stevens

Compensation Committee

-
- Wayne Luthringshausen
- Larry Mollner
- Paul Stevens
- Robert Whaley

Regulatory Oversight Committee

- Larry Mollner
- Paul Stevens
- Robert Whaley

Risk Committee:

- Wayne Luthringshausen
- HongSup Park
- Paul Stevens


BOX
OPTIONS

Nominating Committee

- Kurt Eckert
- Peter Layton
- Wayne Luthringshausen
- Larry Mollner
- Paul Stevens
- Robert Whaley


BOX
OPTIONS

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2, Inc.

1. MX US 2, Inc.
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.


BOX
OPTIONS

IB Exchange Corporation

1. IB Exchange Corporation
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

CSFB Next Fund Inc.

1. CSFB Next Fund Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

LabMorgan Corp.

1. LabMorgan Corp.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citigroup Financial Products Inc.

1. Citigroup Financial Products
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.


BOX
OPTIONS

Citadel Securities Principal Investments LLC

1. Citadel Securities LLC
2. LLC Member
3. May 10, 2012
4. Less than 20% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.


BOX
OPTIONS

Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including the requested information, is attached hereto as Exhibit M.


BOX
OPTIONS

Exhibit M – BOX Options Participants

BOX Options Exchange Form 1
Exhibit M-1 - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING CHICAGO LLC	05/07/12	175 W. Jackson Blvd., Suite 400, Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	One Dallas Center, 350 N. St. Paul, Suite 1300, Dallas, TX 75201	214-765-1055	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
ATM EXECUTION LLC	05/07/12	599 Lexington Avenue, 21st Floor, New York, NY 10022	646-562-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC	05/07/12	11 Ewall Street, Mt. Pleasant, SC 29464	843-789-2080	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BMO CAPITAL MARKETS CORP.	05/09/12	3 Times Square, New York, NY 10036	212-885-4185	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP.	05/07/12	787 Seventh Avenue, New York, NY 10019	212-841-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	131 South Dearborn Street, 32nd Floor, Chicago, IL 60603	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
CITIGROUP DERIVATIVES MARKETS INC.	05/07/12	130 Cheshire Lane, Suite 102, Minnetonka, MN 55305	212-723-2960	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
COMPASS PROFESSIONAL SERVICES, LLC	05/07/12	111 W. Jackson Blvd., 20th Floor, Chicago, IL 60604	312 692-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CONVERGEX EXECUTION SOLUTIONS LLC	12/01/14	1633 Broadway, 48th Floor, New York, NY 10019	800-367-8998	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
COR CLEARING	05/07/12	1299 Farnum Street, Suite 800, Omaha, NE 68102	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M-1 - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
COWEN AND COMPANY	05/07/12	599 Lexington Avenue, 20th Floor, New York, NY 10022	646-562-1000	Rule 2040(a) restricts participation on BOX	Order Flow Provider	See Previous Column
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DART EXECUTIONS, LLC	05/07/12	350 North Orleans, 2N, Chicago, IL 60654	312-244-5400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DASH FINANCIAL LLC	05/07/12	910 W. Van Buren St., 4th Floor, Chicago, IL 60607	847-550-1760	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DEUTSCHE BANK SECURITIES INC	05/07/12	60 Wall Street, New York, NY 10005	212-250-2500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
HARDCASTLE TRADING USA L.L.C.	05/07/12	755 Secaucus Road, Suite F1110, Secaucus, NJ 07094	201-305-8888	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
HILLTOP SECURITIES INC	05/07/12	1201 Elm Street, Suite 3500, Dallas, TX 75270	214-859-1800	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
HRT FINANCIAL LLC	05/07/12	32 Old Slip, 30th Floor, New York, NY 10005	212-293-1444	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
IMC FINANCIAL MARKETS, LLC	01/01/14	233 S. Wacker Drive, #4300, Chicago, IL 60606	312-244-3300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INSTINET, LLC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M-1 - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
ITG DERIVATIVES LLC	05/07/12	601 S. LaSalle, Suite 300, Chicago, IL 60605	312-334-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN CLEARING CORPORATION	09/04/12	4 Chase Metrotech Center, Brooklyn, NY 11245	347-643-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN SECURITIES LLC	05/07/12	480 Washington Blvd., New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JEFFERIES LLC	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
KCG AMERICAS LLC	05/07/12	545 Washington Blvd., Jersey City, NJ 07310	201 222-9400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LEK SECURITIES CORPORATION	05/07/12	1 Liberty Plaza, 165 Broadway, 52nd Floor, New York, NY 10006	212-509-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LIME BROKERAGE LLC	05/07/12	625 Broadway, 12th Floor, New York, NY 10012	212-824-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	05/07/12	One Bryant Park, 6th Floor, NY1-100-06-01, New York, NY 10036	646-743-1295	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	05/07/12	One Bryant Park, 6th Floor, New York, NY 10036	800-637-7455	Rule 2040(a) restricts participation on BOX	Order Flow Provider	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	200 Seaport Blvd., Boston, MA 02110	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NOMURA SECURITIES INTERNATIONAL, INC.	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-667-9000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Optio. .hange Form 1
Exhibit M-1 - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-444-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, 10th Floor, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PICTET OVERSEAS INC	05/07/12	1000 de la Gauchetiere West, Suite 3100, Montreal, QC H3B4W5	514-288-8161	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
QUANTLAB SECURITIES LP	05/07/12	4200 Montrose Blvd. Suite 200, Houston, TX 77006	713-333-3700	Rule 2040(a) restricts participation on BOX	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SANFORD C. BERNSTEIN & CO., LLC	05/07/12	1345 Avenue of the Americas, New York, NY 10105	212-969-6997	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	245 Park Avenue, New York, NY 10167	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SPOT TRADING LLC	05/07/12	440 S. LaSalle Street, Suite 2800, Chicago, IL 60605	312-362-4550	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SUSQUEHANNA SECURITIES	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
TIMBER HILL LLC	05/07/12	One Pickwick Plaza, Suite 200, Greenwich, CT 06830	203-618-5800	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column
UBS FINANCIAL SERVICES INC	05/09/12	1000 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
UBS SECURITIES LLC	05/07/12	1285 Avenue of the Americas, New York, NY 10019	203-719-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VIRTU FINANCIAL BD LLC	05/07/12	900 Third Avenue, 29th Floor, New York, NY 10022	212-418-0100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M-1 - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
VOLANT LIQUIDITY TRADING LLC	05/07/12	250 Vesey Street, Suite 2601, New York, NY 10281	646-804-7900	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
WALLEYE TRADING LLC	05/07/12	2800 Niagra Lane North, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd, Suite 900, Los Angeles, CA 90017	213-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	550 S. Tryon Street, 6th Floor, D1086-060, Charlotte, NC 28202	704-715-6133	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column


BOX
OPTIONS

Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC'). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of June 17, 2016 BOX Options Exchange LLC lists a total of 1,577 classes. Please see Exhibit N for the complete list.


BOX
OPTIONS

Exhibit N – Listed Classes

BOX Options Exchange
Form 1 Amendment 20
Exhibit N Listed Classes

Underlying Symbol	Description	Tick
A	AGILENT TECHNOLOGIES, INC	PENNY PILOT
AA	ALCOA INC.	PENNY PILOT
AAL	AMERICAN AIRLINES GROUP	PENNY PILOT
AAN	AARONS INC	NON-PENNY PILOT
AAP	ADVANCE AUTO PARTS INC	NON-PENNY PILOT
AAPL	APPLE COMPUTER INC.	PENNY PILOT
AAV	ADVANTAGE OIL & GAS COMPANY	NON-PENNY PILOT
ABAX	ABAXIS INC	NON-PENNY PILOT
ABB	ABB LTD	NON-PENNY PILOT
ABBV	ABBVIE INC	NON-PENNY PILOT
ABC	AMERISOURCEBERGEN CORPORATION	NON-PENNY PILOT
ABEV	AMBEV S.A.	NON-PENNY PILOT
ABT	ABBOTT LABORATORIES, INC.	PENNY PILOT
ABUS	ARBUTUS BIOPHARMA CORPORATION	NON-PENNY PILOT
ABX	BARRICK GOLD CORP.	PENNY PILOT
ACAD	ACADIA PHARMACEUTICALS INC	NON-PENNY PILOT
ACAS	AMERICAN CAPITAL, LTD.	PENNY PILOT
ACH	ALUMINUM CROP CHINA	NON-PENNY PILOT
ACHN	ACHILLION PHARMACEUTICALS	NON-PENNY PILOT
ACM	AECOM	NON-PENNY PILOT
ACN	ACCENTURE PLC	NON-PENNY PILOT
ACOR	ACORDA THERAPEUTICS INC	NON-PENNY PILOT
ACXM	ACXIOM CORP	NON-PENNY PILOT
ADBE	ADOBE SYSTEMS INC.	PENNY PILOT
ADI	ANALOG DEVICES INC	NON-PENNY PILOT
ADM	ARCHER DANIELS MIDLAND CO	PENNY PILOT
ADP	AUTOMATIC DATA PROCESSING INC	NON-PENNY PILOT
ADS	ALLIANCE DATA SYS CORP	NON-PENNY PILOT
ADSK	AUTODESK INC	PENNY PILOT
ADTN	ADTRAN INC	NON-PENNY PILOT
ADXS	ADVAXIS, INC.	NON-PENNY PILOT
AEE	AMEREN CORPORATION	NON-PENNY PILOT
AEGR	AEGERION PHARMACEUTICALS INC	NON-PENNY PILOT
AEM	AGNICO EAGLE MINES LTD	PENNY PILOT
AEO	AMERICAN EAGLE OUTFITTERS NEW	NON-PENNY PILOT
AEP	AMERICAN ELECTRIC POWER INC	NON-PENNY PILOT
AER	AERCAP HOLDINGS N.V.	NON-PENNY PILOT

AES	AES CORPORATION	NON-PENNY PILOT
AET	AETNA, INC.	PENNY PILOT
AFL	AFLAC INCORPORATED	PENNY PILOT
AFSI	AMTRUST FINANCIAL SERVICES, INC.	NON-PENNY PILOT
AG	FIRST MAJESTIC SILVER CORP	NON-PENNY PILOT
AGCO	AGCO CORP	NON-PENNY PILOT
AGEN	AGENUS INC	NON-PENNY PILOT
AGI	ALAMOS GOLD, INC.	NON-PENNY PILOT
AGN	ALLERGAN	NON-PENNY PILOT
AGNC	AMERICAN CAPITAL AGENCY CORP	PENNY PILOT
AGO	ASSURED GUARANTY LTD	PENNY PILOT
AGQ	PROSHARES ULTRA SILVER	NON-PENNY PILOT
AGU	AGRIUM INC	NON-PENNY PILOT
AIG	AMERICAN INTERNATIONAL GROUP, INC	PENNY PILOT
AINV	APOLLO INVESTMENT COR	NON-PENNY PILOT
AIR	AAR CORP	NON-PENNY PILOT
AIXG	AIXTRON SE	NON-PENNY PILOT
AIZ	ASSURANT INC	NON-PENNY PILOT
AKAM	AKAMAI TECHNOLOGIES INC	PENNY PILOT
AKG	ASANKO GOLD INC	NON-PENNY PILOT
AKRX	AKORN, INC.	NON-PENNY PILOT
AKS	AK STEEL HOLDING CORP	PENNY PILOT
ALB	ALBEMARLE CORP	NON-PENNY PILOT
ALGN	ALIGN TECHNOLGY INC	NON-PENNY PILOT
ALK	ALASKA AIR GROUP INC	NON-PENNY PILOT
ALKS	ALKERMES INC	NON-PENNY PILOT
ALL	ALLSTATE CORPORATION	PENNY PILOT
ALLY	ALLY FINANCIAL INC	NON-PENNY PILOT
ALNY	ALNYLAM PHARMACEUTICALS	NON-PENNY PILOT
ALR	ALERE, INC.	NON-PENNY PILOT
ALSK	ALASKA COMM SYSTEMS GROUP	NON-PENNY PILOT
ALXN	ALEXION PHARMACEUTICALS	NON-PENNY PILOT
AMAG	AMAG PHARMACEUTICALS	NON-PENNY PILOT
AMAT	APPLIED MATERIALS, INC.	PENNY PILOT
AMBA	AMBARELLA INC	NON-PENNY PILOT
AMBC	AMBAC FINANCIAL GROUP INC	NON-PENNY PILOT
AMCC	APPLIED MICRO CIRCUITS CORP	NON-PENNY PILOT
AMD	ADVANCED MICRO DEVICES INC.	PENNY PILOT
AMED	AMEDISYS INC	PENNY PILOT
AMG	AFFILIATED MANAGERS GRP INC	NON-PENNY PILOT
AMGN	AMGEN, INC.	PENNY PILOT
AMJ	JP MORGAN ALERIAN MLP	NON-PENNY PILOT

AMKR	AMKOR TECHNOLOGY INC	NON-PENNY PILOT
AMLP	ALPS ALERIAN MLP ETF	NON-PENNY PILOT
AMP	AMERIPRISE FINANCIAL INC	NON-PENNY PILOT
AMRN	AMARIN CORP PLC	PENNY PILOT
AMSC	AMERICAN SUPERCONDUCTOR CP	NON-PENNY PILOT
AMT	AMERICAN TOWER CORPORATION	NON-PENNY PILOT
AMTD	TD AMERITRADE HLDG CORPORATION	NON-PENNY PILOT
AMX	AMERICA MOVIL S A B	NON-PENNY PILOT
AMZN	AMAZON.COM INC	PENNY PILOT
AN	AUTONATION, INC	NON-PENNY PILOT
ANAC	ANAC	NON-PENNY PILOT
ANDE	ANDERSONS INC	NON-PENNY PILOT
ANET	ARISTA NETWORKS, INC.	NON-PENNY PILOT
ANF	ABERCROMBIE & FITCH CO	PENNY PILOT
ANGI	ANGIE'S LIST INC	NON-PENNY PILOT
ANTM	ANTHEM, INC.	PENNY PILOT
AON	AON PLC	NON-PENNY PILOT
APA	APACHE CORPORATION	PENNY PILOT
APC	ANADARKO PETROLEUM CORPORATION	PENNY PILOT
APD	AIR PRODS CHEMS INC	NON-PENNY PILOT
APH	AMPHENOL CORP	NON-PENNY PILOT
APO	APOLLO GLOBL MAN	NON-PENNY PILOT
APOL	APOLLO GROUP INC	PENNY PILOT
ARAY	ACCURAY INC	NON-PENNY PILOT
ARCB	ARCBEST CORPORATION	NON-PENNY PILOT
ARCC	ARES CAPITAL GROUP	NON-PENNY PILOT
ARCO	ARCOS DORADOS HOLDINGS	NON-PENNY PILOT
ARIA	ARIAD PHARMACEUTICALS	NON-PENNY PILOT
ARLP	ALLIANCE RES PARTNERS L.P.	NON-PENNY PILOT
ARLZ	ARALEZ PHARMACEUTICALS, INC.	NON-PENNY PILOT
ARMH	ARM HOLDINGS PLC	NON-PENNY PILOT
ARMK	ARAMARK	NON-PENNY PILOT
ARNA	ARENA PHARMACEUTICALS INC	PENNY PILOT
ARR	ARMOUR RESIDENTIAL REIT INC	NON-PENNY PILOT
ARRS	ARRIS GROUP IINC	NON-PENNY PILOT
ARWR	ARROWHEAD RESEARCH CORP.	NON-PENNY PILOT
ASH	ASHLAND INC NEW	NON-PENNY PILOT
ASHR	DEUTSCHE X TRACKERS HARVEST CSI 300 CHINA ETF	PENNY PILOT
ASML	ASML HOLDINGS NV	NON-PENNY PILOT
ASNA	ASCENA RETAIL GROUP INC	NON-PENNY PILOT
ASPS	ALTISOURCE PORTFOLIO SOLUTIONS S.A.	NON-PENNY PILOT
ATHN	ATHENAHEALTH INC	NON-PENNY PILOT

ATHX	ATHERSYS, INC.	NON-PENNY PILOT
ATI	ALLEGHENY TECHNOLOGIES INC	NON-PENNY PILOT
ATVI	ACTIVISION BLIZZARD, INC.	PENNY PILOT
ATW	ATWOOD OCEANICS INC	NON-PENNY PILOT
AU	ANGLOGOLD ASHANTI LIMITED	NON-PENNY PILOT
AUO	AU OPTRONICS CORPORATION	NON-PENNY PILOT
AUY	YAMANA GOLD INC	PENNY PILOT
AVAV	AEROVIRONMENT INC	NON-PENNY PILOT
AVB	AVALONBAY COMMUNITIES INC	NON-PENNY PILOT
AVEO	AVEO PHARMACEUTICALS INC	NON-PENNY PILOT
AVG	AVG TECHNOLOGIES N.V.	NON-PENNY PILOT
AVGO	BROADCOM LIMITED	NON-PENNY PILOT
AVP	AVON PRODUCTS INC	NON-PENNY PILOT
AVT	AVNET INC	NON-PENNY PILOT
AVY	AVERY DENNISON CORP	NON-PENNY PILOT
AWK	AMERICAN WATER WORKS	NON-PENNY PILOT
AXL	AMERICAN AXLE MFG HLDGS INC	NON-PENNY PILOT
AXLL	AXIALL CORPORATION	NON-PENNY PILOT
AXP	AMERICAN EXPRESS COMPANY	PENNY PILOT
AYR	AIRCASTLE LIMITED	NON-PENNY PILOT
AZN	ASTRAZENECA PLC ADS	NON-PENNY PILOT
AZO	AUTOZONE INC.	NON-PENNY PILOT
BA	BOEING COMPANY	PENNY PILOT
BABA	ALIBABA GROUP HOLDING LTD	PENNY PILOT
BAC	BANK OF AMERICA CORP.	PENNY PILOT
BAM	BROOKFIELD ASSET MANAGEMENT INC	NON-PENNY PILOT
BATS	BATS GLOBAL MARKETS	NON-PENNY PILOT
BAX	BAXTER INTERNATIONAL INC.	PENNY PILOT
BBBY	BED BATH & BEYOND INC	PENNY PILOT
BBD	BANCO BRADESCO	PENNY PILOT
BBG	BILL BARRETT CORP.	NON-PENNY PILOT
BBOX	BLACK BOX CORPORATION	NON-PENNY PILOT
BBRY	BLACKBERRY	PENNY PILOT
BBT	BB&T CORPORATION	PENNY PILOT
BBVA	BANCO BILBAO VIZCAYA ARGENTARIA	NON-PENNY PILOT
BBW	BUILD-A-BEAR WORKSHOP INC	NON-PENNY PILOT
BBY	BEST BUY CO. INC.	PENNY PILOT
BC	BRUNSWICK CORP	NON-PENNY PILOT
BCE	BCE INC	NON-PENNY PILOT
BCO	BRINKS COMPANY THE	NON-PENNY PILOT
BCOR	BLUCORA, INC.	NON-PENNY PILOT
BCR	BARD C R INC	NON-PENNY PILOT

BCRX	BIOCRYST PHARMACEUTICALS INC	PENNY PILOT
BCS	BARCLAYS PLC	NON-PENNY PILOT
BDSI	BIODELIVERY SCIENCES INTERNATIONAL, INC.	NON-PENNY PILOT
BDX	BECTON DICKINSON CO	NON-PENNY PILOT
BEAV	B/E AEROSPACE INC	NON-PENNY PILOT
BEBE	BEBE STORES INC	NON-PENNY PILOT
BECN	BEACON ROOFING SUPPLY INC	NON-PENNY PILOT
BEN	FRANKLIN RESOURCES INC	NON-PENNY PILOT
BG	BUNGE LTD	NON-PENNY PILOT
BGC	GENERAL CABLE CORP	NON-PENNY PILOT
BGCP	BGC PARTNRS CL A	NON-PENNY PILOT
BHI	BAKER HUGHES INC	PENNY PILOT
BHP	BHP BILLITON LTD	PENNY PILOT
BID	SOTHEBYS	NON-PENNY PILOT
BIDU	BAIDU, INC. ADR	PENNY PILOT
BIG	BIG LOTS INC OHIO	NON-PENNY PILOT
BIIB	BIOGEN IDEC INC	NON-PENNY PILOT
BIOD	BIODEL INC.	NON-PENNY PILOT
BITA	BITAUTO HOLDINGS LIMITED	NON-PENNY PILOT
BK	BANK OF NEW YORK MELLON CO THE	PENNY PILOT
BKD	BROOKDALE SENIOR LIVING, INC.	NON-PENNY PILOT
BKE	BUCKLE INC	NON-PENNY PILOT
BKS	BARNES NOBLE INC	NON-PENNY PILOT
BLDP	BALLARD POWER SYSTEMS INC	NON-PENNY PILOT
BLK	BLACKROCK INC	NON-PENNY PILOT
BLL	BALL CORP	NON-PENNY PILOT
BLOX	INFOBLOX, INC.	NON-PENNY PILOT
BLUE	BLUEBIRD BIO, INC.	NON-PENNY PILOT
BMO	BANK OF MONTREAL	NON-PENNY PILOT
BMRN	BIOMARIN PHARMACEUTICALS	NON-PENNY PILOT
BMY	BRISTOL-MYERS SQUIBB COMPANY	PENNY PILOT
BOFI	BOFI HOLDING, INC.	NON-PENNY PILOT
BOIL	PROSHARES ULT NATGAS NEW	NON-PENNY PILOT
BONT	BON TON STORES INC	NON-PENNY PILOT
BOOM	DYNAMIC MATERIALS CORP	NON-PENNY PILOT
BOX	BOX, INC.	NON-PENNY PILOT
BP	BP P.L.C.	PENNY PILOT
BPI	BRIDGEPOINT EDUCATION INC.	NON-PENNY PILOT
BPOP	POPULAR INC	PENNY PILOT
BPT	BP PRUDHOE BAY ROYALTY	NON-PENNY PILOT
BRCD	BROCADE COMM., SYSTEMS, INC.	PENNY PILOT
BRKB	BERKSHIRE HATHAWAY CLASS B	PENNY PILOT

BSFT	BROAD SOFT INC	NON-PENNY PILOT
BSX	BOSTON SCIENTIFIC CORP	PENNY PILOT
BUD	ANHEUSER-BUSCH INBEV SA	NON-PENNY PILOT
BURL	BURLINGTON STORES INC	NON-PENNY PILOT
BV	BAZAARVOICE, INC.	NON-PENNY PILOT
BWA	BORG WARNER INC	NON-PENNY PILOT
BWLD	BUFFALO WILD WINGS	NON-PENNY PILOT
BWP	BOARDWALK PIPELINE PRTNRS	NON-PENNY PILOT
BX	BLACKSTONE GROUP	PENNY PILOT
BYD	BOYD GAMING INC	NON-PENNY PILOT
BZH	BEAZER HOMES USA INC	NON-PENNY PILOT
C	CITIGROUP INC	PENNY PILOT
CA	CA INCORPORATED	NON-PENNY PILOT
CAA	CALATLANTIC GROUP, INC.	NON-PENNY PILOT
CAB	CABELAS INC	NON-PENNY PILOT
CACI	CACI INTL INC	NON-PENNY PILOT
CAG	CONAGRA FOODS INC	NON-PENNY PILOT
CAH	CARDINAL HEALTH INC	NON-PENNY PILOT
CAKE	CHEESECAKE FACTORY INC	NON-PENNY PILOT
CALL	MAGICJACK VOCAL TEC LTD	NON-PENNY PILOT
CALM	CAL MAINE FOODS INC	NON-PENNY PILOT
CAR	AVIS BUDGET GROUP, INC.	NON-PENNY PILOT
CASC	CASCADIAN THERAPEUTICS, INC.	NON-PENNY PILOT
CAT	CATERPILLAR, INC.	PENNY PILOT
CAVM	CAVIUM NETWORKS	NON-PENNY PILOT
CB	CHUBB LIMITED	NON-PENNY PILOT
CBG	CBRE GROUP, INC. CLASS A	NON-PENNY PILOT
CBI	CHICAGO BRIDGE & IRON CO	NON-PENNY PILOT
CBK	CHRISTOPHER BANKS CORP	NON-PENNY PILOT
CBOE	CBOE HOLDINGS INC	NON-PENNY PILOT
CBRL	CBRL GROUP INC	NON-PENNY PILOT
CBS	CBS CORPORATION	PENNY PILOT
CC	THE CHEMOURS COMPANY	NON-PENNY PILOT
CCE	COCA COLA ENTRPS INC	NON-PENNY PILOT
CCI	CROWN CASTLE INTL CORP	NON-PENNY PILOT
CCJ	CAMECO CORPORATION	NON-PENNY PILOT
CCK	CROWN HOLDINGS, INC.	NON-PENNY PILOT
CCL	CARNIVAL CORPORATION	NON-PENNY PILOT
CCMP	CABOT MICROELECTRONICS CORP	NON-PENNY PILOT
CCOI	COGENT COMMUNICATIONS GRP	NON-PENNY PILOT
CDE	COEUR D ALENE MINES CORP IDA	NON-PENNY PILOT
CDNS	CADENCE DESIGNS SYS	NON-PENNY PILOT

CE	CELANESE CORP	NON-PENNY PILOT
CEB	CORPORATE EXECUTIVE BOARD	NON-PENNY PILOT
CECO	CAREER EDUCATION CORPORATION	NON-PENNY PILOT
CELG	CELGENE CORPORATION	PENNY PILOT
CEMP	CEMPRA, INC.	NON-PENNY PILOT
CENX	CENTURY ALUMINUM CO	PENNY PILOT
CEO	CNOOC LIMITED	NON-PENNY PILOT
CEQP	CRESTWOOD EQUITY PARTNERS LP	NON-PENNY PILOT
CERN	CERNER CORP	NON-PENNY PILOT
CERS	CERUS CORP	NON-PENNY PILOT
CF	CF INDUSTRIES	PENNY PILOT
CFG	CITIZENS FINANCIAL GROUP, INC.	NON-PENNY PILOT
CHK	CHESAPEAKE ENERGY CORPORATION	PENNY PILOT
CHKP	CHECK POINT SOFTWARE TECH, ADR	NON-PENNY PILOT
CHL	CHINA MOBILE LTD	NON-PENNY PILOT
CHRW	CH ROBINSON WRLDWDE INC	NON-PENNY PILOT
CHS	CHICO'S FAS INC	NON-PENNY PILOT
CHTR	CHARTER COMMUNICATIONS, INC.	NON-PENNY PILOT
CHU	CHINA UNICOM LTD	NON-PENNY PILOT
CI	CIGNA CORPORATION	PENNY PILOT
CIE	COBALT INTL ENERGY INC	NON-PENNY PILOT
CIEN	CIENA CORPORATION	PENNY PILOT
CIM	CHIMERA INVESTMENT CORP	NON-PENNY PILOT
CISG	CNINSURE INC.	NON-PENNY PILOT
CIT	CIT GROUP INC	PENNY PILOT
CJES	C&J ENERGY SERVICES INC	NON-PENNY PILOT
CL	COLGATE-PALMOLIVE COMPANY	PENNY PILOT
CLB	CORE LABORATORIES N V	NON-PENNY PILOT
CLDX	CELLDEX THERAPEUTICS INC	NON-PENNY PILOT
CLF	CLEVELAND CLIFFS NATURAL RESOURCES	PENNY PILOT
CLGX	CORELOGIC INC	NON-PENNY PILOT
CLH	CLEAN HARBOR INC	NON-PENNY PILOT
CLMT	CALUMET SPEC PROD PART L.P.	NON-PENNY PILOT
CLNE	CLEAN ENERGY FUELS CORP	NON-PENNY PILOT
CLR	CONTINENTAL RESOURCES INC	NON-PENNY PILOT
CLS	CELESTICA INC	NON-PENNY PILOT
CLSN	CELSION CORPORATION	NON-PENNY PILOT
CLVS	CLOVIS ONCOLOGY, INC.	NON-PENNY PILOT
CLX	CLOROX COMPANY	NON-PENNY PILOT
CMA	COMERICA INC	PENNY PILOT
CMC	COMMERCIAL METALS CO	NON-PENNY PILOT
CMCM	CHEETAH MOBILE, INC.	NON-PENNY PILOT

CMCSA	COMCAST CORPORATION CLASS A	PENNY PILOT
CME	CME GROUP INC	NON-PENNY PILOT
CMG	CHIPOTLE MEXICAN GRILL INC	NON-PENNY PILOT
CMI	CUMMINS INC	NON-PENNY PILOT
CMP	COMPASS MINERALS INTL	NON-PENNY PILOT
CMPR	VISTAPRINT NV	NON-PENNY PILOT
CMS	CMS ENERGY CORP	NON-PENNY PILOT
CMTL	COMTECH TELECOMM CO	NON-PENNY PILOT
CNAT	CONATUS PHARMACEUTICALS, INC.	NON-PENNY PILOT
CNC	CENTENE CORPORATION	NON-PENNY PILOT
CNI	CANADIAN NATL RAILWAY CO	NON-PENNY PILOT
CNK	CINEMARK HOLDINGS INC	NON-PENNY PILOT
CNO	CNO FINANCIAL GROUP INC	NON-PENNY PILOT
CNP	CENTERPOINT ENERGY INC HLDG CO	NON-PENNY PILOT
CNQ	CANADIAN NAT RES LTD	NON-PENNY PILOT
CNX	CONSOL ENERGY INC	PENNY PILOT
COF	CAPITAL ONE FINANCIAL CORP	PENNY PILOT
COG	CABOT OIL GAS CORP	NON-PENNY PILOT
COH	COACH INC	NON-PENNY PILOT
COL	ROCKWELL COLLINS INC	NON-PENNY PILOT
COLM	COLUMBIA SPORTSWEAR COMPANY	NON-PENNY PILOT
CONN	CONNS INC	NON-PENNY PILOT
COO	COOPER COS INC	NON-PENNY PILOT
COP	CONOCOPHILLIPS	PENNY PILOT
CORN	TEUCRIUM CORN FUND	NON-PENNY PILOT
CORT	CORCEPT THERAPEUTICS INC	NON-PENNY PILOT
COST	COSTCO WHOLESALE CORP.	PENNY PILOT
COTY	COTY INC	NON-PENNY PILOT
CP	CANADIAN PAC RAILWAY LTD NEW	NON-PENNY PILOT
CPB	CAMPBELL SOUP CO	NON-PENNY PILOT
CPHD	CEPHEID	NON-PENNY PILOT
CPN	CALPINE GROUP	NON-PENNY PILOT
CPRT	COPART INC	NON-PENNY PILOT
CPXX	CELATOR PHARMACEUTICALS, INC.	NON-PENNY PILOT
CQP	CHENIERE ENERGY PARTNERS, LP	NON-PENNY PILOT
CRC	CALIFORNIA RESOURCES CORPORATION	NON-PENNY PILOT
CREE	CREE INCORPORATED	PENNY PILOT
CRI	CARTER'S INC	NON-PENNY PILOT
CRK	COMSTOCK RESOURCES, INC.	NON-PENNY PILOT
CRM	SALESFORCE COM INC	PENNY PILOT
CRME	CARDIOME PHARMACEUTICALS	NON-PENNY PILOT
CRNT	CERAGON NETWORKS LTD	NON-PENNY PILOT

CROX	CROCS INCORPORATED	NON-PENNY PILOT
CRR	CARBO CERAMICS INC	NON-PENNY PILOT
CRS	CARPENTER TECH CORP	NON-PENNY PILOT
CRUS	CIRRUS LOGIC INC	NON-PENNY PILOT
CRZO	CARRIZO OIL AND GAS	NON-PENNY PILOT
CS	CREDIT SUISSE GROUP	NON-PENNY PILOT
CSC	COMPUTER SCIENCES CORPORATION	NON-PENNY PILOT
CSCO	CISCO SYSTEMS, INC.	PENNY PILOT
CSH	CASH AMERICA INTL INC	NON-PENNY PILOT
CSIQ	CANADIAN SOLAR INC	NON-PENNY PILOT
CSX	CSX CORP	PENNY PILOT
CTAS	CINTAS CORP	NON-PENNY PILOT
CTB	COOPER TIRE RUBBER CO	NON-PENNY PILOT
CTIC	CELL THERAPEUTICS INC	PENNY PILOT
CTL	CENTURYTEL INC	NON-PENNY PILOT
CTRP	CTRIP COM	NON-PENNY PILOT
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	NON-PENNY PILOT
CTXS	CITRIX SYSTEMS, INC.	NON-PENNY PILOT
CUDA	BARRACUDA NETWORKS, INC.	NON-PENNY PILOT
CUTR	CUTERA INC	NON-PENNY PILOT
CVA	COVANTA HOLDING CORP	NON-PENNY PILOT
CVC	CABLEVISION SYSTEMS CORP	NON-PENNY PILOT
CVE	CENOVUS ENERGY INC	NON-PENNY PILOT
CVI	CVR ENERGY INC	NON-PENNY PILOT
CVRR	CVR REFINING LP	NON-PENNY PILOT
CVS	CVS CAREMARK CORPORATION	PENNY PILOT
CVX	CHEVRON CORPORATION	PENNY PILOT
CX	CEMEX S A B DE C V	PENNY PILOT
CXO	CONCHO RESOURCES INC	NON-PENNY PILOT
CXRX	CONCORDIA HEALTHCARE CORP.	NON-PENNY PILOT
CY	CYPRESS SEMICONDUCTOR CORPORATION	NON-PENNY PILOT
CYBR	CYBERARK SOFTWARE, LTD.	NON-PENNY PILOT
CYD	CHINA YUCHAI INTL LTD	NON-PENNY PILOT
CYH	COMMUNITY HEALTH SYS	NON-PENNY PILOT
CYOU	CHANGYOU COM	NON-PENNY PILOT
CZR	CAESARS ENTERTAINMENT CORPORATION	NON-PENNY PILOT
CZZ	COSAN LTD	NON-PENNY PILOT
D	DOMINION RES INC (VA) NEW	NON-PENNY PILOT
DAKT	DAKTRONICS	NON-PENNY PILOT
DAL	DELTA AIR LINES INC	PENNY PILOT
DAN	DANA HOLDING CORPORATION	NON-PENNY PILOT
DANG	E-COMMERCE CHINA DANGDANG INC	NON-PENNY PILOT

DAR	DARLING INTERNATIONAL, INC.	NON-PENNY PILOT
DATA	TABLEAU SOFTWARE INC	NON-PENNY PILOT
DB	DEUTSCHE BK A G	NON-PENNY PILOT
DBA	POWERSHARE DB AGRICULTURE FUND	NON-PENNY PILOT
DBC	POWERSHARES DB COMM IND FUND	NON-PENNY PILOT
DBD	DIEBOLD INC	NON-PENNY PILOT
DBO	POWESHARES DB OIL FUND	NON-PENNY PILOT
DCTH	DELCATH SYSTEMS INC	PENNY PILOT
DD	DU PONT EL DE NEMOURS	PENNY PILOT
DDD	3-D SYSTEMS CORP	PENNY PILOT
DDM	PROSHARES ULTRA DOW 30	NON-PENNY PILOT
DDR	DDR CORPORATION	NON-PENNY PILOT
DDS	DILLARDS INC	NON-PENNY PILOT
DE	DEERE & CO	PENNY PILOT
DECK	DECKERS OUTDOOR CORP	NON-PENNY PILOT
DEO	DIAGEO PLC NEW	NON-PENNY PILOT
DF	DEAN FOODS CO NEW	NON-PENNY PILOT
DFS	DISCOVER FINANCIAL SERVICES	NON-PENNY PILOT
DG	DOLLAR GENERAL CORP NEW	NON-PENNY PILOT
DGX	QUEST DIAGNOSTICS INC	NON-PENNY PILOT
DHI	D.R. HORTON INC	PENNY PILOT
DHR	DANAHER CORPORATION	NON-PENNY PILOT
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE ETF TRUST	PENNY PILOT
DIG	PROSHARES ULTRA OIL & GAS	NON-PENNY PILOT
DIN	DINE EQUITY INC	NON-PENNY PILOT
DIOD	DIODES INC	NON-PENNY PILOT
DIS	WALT DISNEY COMPANY (THE)	PENNY PILOT
DISCA	DISCOVERY COMM INC	NON-PENNY PILOT
DISH	DISH NETWORK CORP.	NON-PENNY PILOT
DKS	DICKS SPORTING GOODS INC	NON-PENNY PILOT
DLR	DIGITAL REALTY TRUST, INC.	NON-PENNY PILOT
DLTR	DOLLAR TREE, INC.	NON-PENNY PILOT
DNKN	DUNKIN BRANDS GROUP	NON-PENNY PILOT
DNN	DENISON MINES CORP	NON-PENNY PILOT
DNR	DENBURY RES INC HLDG CO	NON-PENNY PILOT
DO	DIAMOND OFFSHORE DRILLING	PENNY PILOT
DOV	DOVER CORP	NON-PENNY PILOT
DOW	DOW CHEMICALS CO	PENNY PILOT
DOX	AMDOCS LTD	NON-PENNY PILOT
DPS	DR PEPPER SNAPPLE GROUP	NON-PENNY PILOT
DPZ	DOMINO'S PIZZA INC	NON-PENNY PILOT
DRI	DARDEN RESTAURANTS INC	NON-PENNY PILOT

DRII	DIAMOND RESORTS INTERNATIONAL, INC.	NON-PENNY PILOT
DRQ	DRIL QUIP INC	NON-PENNY PILOT
DST	DST SYSTEMS INC	NON-PENNY PILOT
DSW	DSW, INC.	NON-PENNY PILOT
DSX	DIANA SHIPPING INC	NON-PENNY PILOT
DTE	DTE ENERGY COMPANY	NON-PENNY PILOT
DUG	PROSHARES ULTRASH OIL & GAS	NON-PENNY PILOT
DUK	DUKE ENERGY CORP	NON-PENNY PILOT
DUST	DIREXION DAILY GOLD MINERS BEAR 3X SHARE	NON-PENNY PILOT
DV	DEVRY INC	NON-PENNY PILOT
DVA	DAVITA HEALTH CARE PARTNERS	NON-PENNY PILOT
DVAX	DYNAVAX TECHNOLOGIES CORP	NON-PENNY PILOT
DVN	DEVON ENERGY CORPORATION	PENNY PILOT
DVY	ISHARES DOW JONES SEL DIV IDX	NON-PENNY PILOT
DWA	DREAMWORKS ANIMATION SKG INC	NON-PENNY PILOT
DXD	PROSHARES ULTRASHORT DOW30	NON-PENNY PILOT
DXJ	WISDOM TREE JAPAN HEDGED EQUITY	PENNY PILOT
EA	ELECTRONIC ARTS, INC.	PENNY PILOT
EAT	BRINKER INTL INC	NON-PENNY PILOT
EBAY	EBAY, INC.	PENNY PILOT
EBIX	EBIX INC	NON-PENNY PILOT
ECA	ENCANA CORPORATION	NON-PENNY PILOT
ECL	ECOLAB INC	NON-PENNY PILOT
ECYT	ENDOCYTE INC	NON-PENNY PILOT
ED	CONSOLIDATED EDISON INC	NON-PENNY PILOT
EDAP	EDAP TMS	NON-PENNY PILOT
EDC	DIREX DLY EMRG MKT BULL 3X SHS	NON-PENNY PILOT
EDU	NEW ORIENTAL EDU	NON-PENNY PILOT
EDZ	DIREX DLY EMRG MRKT BEAR 3X SHS	NON-PENNY PILOT
EEM	ISHARES MSCI EMERGING MKTS	PENNY PILOT
EEP	ENBRIDGE ENERGY PARTNERS L P	NON-PENNY PILOT
EEV	PROSHARES UL SH MSCI EMGMKT	NON-PENNY PILOT
EFA	ISHARES MSCI EAFE INDEX FUND	PENNY PILOT
EGO	ELDORADO GOLD CORP	NON-PENNY PILOT
EIGI	ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.	NON-PENNY PILOT
EIX	EDISON INTERNATIONAL INC	NON-PENNY PILOT
EJ	E HOUSECHINA HLDG	NON-PENNY PILOT
EL	ESTEE LAUDER COMPANIES INC	NON-PENNY PILOT
ELLI	ELLIE MAE, INC.	NON-PENNY PILOT
ELNK	EARTHLINK INC	NON-PENNY PILOT
ELOS	SYNERON MEDICAL LTD	NON-PENNY PILOT
ELY	CALLAWAY GOLF CO (DEL)	NON-PENNY PILOT

EMC	EMC CORP	PENNY PILOT
EMES	EMERGE ENERGY SERVICES LP	NON-PENNY PILOT
EMN	EASTMAN CHEMICAL COMPANY	NON-PENNY PILOT
EMR	EMERSON ELECTRIC CO	NON-PENNY PILOT
ENDP	ENDO PHARMACEUTICALS HLDGS	NON-PENNY PILOT
ENLK	ENLINK MIDSTREAM PARTNERS, LP	NON-PENNY PILOT
ENZ	ENZO BIOCHEM INC	NON-PENNY PILOT
EOG	EOG RESOURCES INC	PENNY PILOT
EPC	EDGEWELL PERSONAL CARE COMPANY	NON-PENNY PILOT
EPD	ENTERPRISE PDCTS PARTNRS L P	NON-PENNY PILOT
EPI	WISDOMTREE INDIA EARNINGS	NON-PENNY PILOT
EQC	EQUITY COMMONWEALTH	NON-PENNY PILOT
EQIX	EQUINIX INC	NON-PENNY PILOT
EQR	EQUITY RESIDENTIAL	NON-PENNY PILOT
EQT	EQT CORPORATION	NON-PENNY PILOT
ERF	ENERPLUS CORPORATION	NON-PENNY PILOT
ERIC	ERICSSON	NON-PENNY PILOT
ERX	DIREXION ENERGY BULL 3X	NON-PENNY PILOT
ERY	DIREX DLY ENERGY BEAR 3X	NON-PENNY PILOT
ESI	ITT EDUCATIONAL SVCS INC	PENNY PILOT
ESPR	ESPERION THERAPUTICS	NON-PENNY PILOT
ESRX	EXPRESS SCRIPTS INC	PENNY PILOT
ESV	ENSCO PLC	NON-PENNY PILOT
ETE	ENERGY TRANS EQTY LP	NON-PENNY PILOT
ETFC	E*TRADE FINANCIAL CORPORATION	PENNY PILOT
ETH	ETHAN ALLEN	NON-PENNY PILOT
ETN	EATON CORP	NON-PENNY PILOT
ETP	ENERGY TRANSFER PARTNERS L P	NON-PENNY PILOT
ETR	ENTERGY CORP	NON-PENNY PILOT
ETSY	ETSY, INC.	NON-PENNY PILOT
EUO	PROSHARES ULTRASHORT EURO	NON-PENNY PILOT
EVEP	EV ENERGY PARTNERS L.P.	NON-PENNY PILOT
EVHC	ENVISION HEALTHCARE HOLDINGS, INC.	NON-PENNY PILOT
EW	EDWARDS LIFESCIENCES CORP	NON-PENNY PILOT
EWA	ISHARES MSCI AUSTRALIA IND FD	NON-PENNY PILOT
EWC	ISHARES MSCI CANADA IND FD	NON-PENNY PILOT
EWG	ISHARES MSCI GERMANY IND FD	NON-PENNY PILOT
EWH	ISHARES MSCI HONG KONG	NON-PENNY PILOT
EWI	ISHARES MSCI ITALY IND FD	NON-PENNY PILOT
EWJ	ISHARES MSCI JAPAN IND FD	PENNY PILOT
EWM	ISHARES MSCI MALAYSIA INDEX	NON-PENNY PILOT
EWT	ISHARES MSCI TAIWAN IND FD	PENNY PILOT

EWU	ISHARES MSCI UNITED KINGDOM	NON-PENNY PILOT
EWW	ISHARES MEXICO INVESTABLE MARKETS INDEX FUND	PENNY PILOT
EWY	ISHARES MSCI SOUTH KOREA IND F	PENNY PILOT
EWZ	ISHARES MSCI BRAZIL	PENNY PILOT
EXAS	EXACT SCIENCES CORPORATION	NON-PENNY PILOT
EXC	EXELON CORP	NON-PENNY PILOT
EXEL	EXELIXIS INC	NON-PENNY PILOT
EXK	ENDEAVOUR SILVER CORP	NON-PENNY PILOT
EXP	EAGLE MATERIALS INC	NON-PENNY PILOT
EXPD	EXPEDITORS INTL WASH INC	NON-PENNY PILOT
EXPE	EXPEDIA INC	NON-PENNY PILOT
EXPR	EXPRESS INC	NON-PENNY PILOT
EZPW	EZCORP INC	NON-PENNY PILOT
F	FORD MOTOR COMPANY	PENNY PILOT
FANG	DIAMONDBACK ENERGY	NON-PENNY PILOT
FAS	DIREXION FINANCIAL BULL 3X	PENNY PILOT
FAST	FASTENAL CO	NON-PENNY PILOT
FAZ	DIREXION FINANCIAL BEAR 3X	PENNY PILOT
FB	FACEBOOK INC	PENNY PILOT
FCAU	FIAT CHRYSLER AUTOMOBILES NSHS	NON-PENNY PILOT
FCEL	FUELCELL ENERGY INC DEL	NON-PENNY PILOT
FCN	FTI CONSULTING INC	NON-PENNY PILOT
FCS	FAIRCHILD SEMICONDUCTOR INTL	NON-PENNY PILOT
FCX	FREEPORT MCMORAN COP & GOLD INC	PENNY PILOT
FDC	FIRST DATA CORPORATION	NON-PENNY PILOT
FDS	FACTSET RESEARCH SYSTEMS	NON-PENNY PILOT
FDX	FEDEX CORP	PENNY PILOT
FE	FIRSTENERGY CORP	NON-PENNY PILOT
FEYE	FIREEYE, INC.	PENNY PILOT
FEZ	PDR EURO STOXX 50 ETF	NON-PENNY PILOT
FFIV	F5 NETWORKS INC	PENNY PILOT
FH	FORM HOLDINGS CORP.	PENNY PILOT
FHN	FIRST HORIZON NATL CORP	NON-PENNY PILOT
FIG	FORTRESS INV GROUP	NON-PENNY PILOT
FINL	FINISH LINE	NON-PENNY PILOT
FIS	FIDELITY NATL INFROMATION SVC	PENNY PILOT
FISV	FISERV INC	NON-PENNY PILOT
FIT	FITBIT INC	NON-PENNY PILOT
FITB	FIFTH THIRD BANCORP	PENNY PILOT
FIVE	FIVE BELOW, INC.	NON-PENNY PILOT
FL	FOOT LOCKER INC	NON-PENNY PILOT
FLEX	FLEXTRONICS INTERNATIONAL	PENNY PILOT

FLIR	FLIR SYSTEMS INC	NON-PENNY PILOT
FLML	FLAMEL TECHNOLOGIES SA	NON-PENNY PILOT
FLO	FLOWERS FOODS, INC.	NON-PENNY PILOT
FLR	FLUOR CORP NEW	NON-PENNY PILOT
FLS	FLOWSERVE CORP	NON-PENNY PILOT
FMD	FIRST MARBLEHEAD CORP THE	NON-PENNY PILOT
FNF	FIDELITY NATIONAL FIN INC	NON-PENNY PILOT
FNSR	FINISAR CORPORATION	NON-PENNY PILOT
FNV	FRANCO-NEVADA CORPORATION	NON-PENNY PILOT
FOLD	AMICUS THERAPEUTICS, INC.	NON-PENNY PILOT
FORM	FORMFACTOR INC	NON-PENNY PILOT
FOSL	FOSSIL INC	NON-PENNY PILOT
FOX	TWENTY-FIRST CENTURY FOX, INC. CLASS B	NON-PENNY PILOT
FOXA	TWENTY-FIRST CENTURY FOX, INC. CLASS A	NON-PENNY PILOT
FRAN	FRANCESCAS HOLDINGS CORP	NON-PENNY PILOT
FRO	FRONTLINE LTD NEW	NON-PENNY PILOT
FSLR	FIRST SOLAR INC	PENNY PILOT
FTEK	FUEL TECH	NON-PENNY PILOT
FTI	FMC TECHNOLOGIES INC	NON-PENNY PILOT
FTK	FLOTEK INDUSTRIES INC (DE)	NON-PENNY PILOT
FTNT	FORTINET INC	NON-PENNY PILOT
FTR	FRONTIER COMMUNICATIONS CORP.	NON-PENNY PILOT
FUEL	ROCKET FUEL INC	NON-PENNY PILOT
FXA	CURRENCY SH AUS DOL TR	NON-PENNY PILOT
FXB	CURRENCY SHARES BRITISH POUND STERLING TR	NON-PENNY PILOT
FXC	CURRENCY SH CAN DOL TR	NON-PENNY PILOT
FXE	CURRENCY SHARES EURO TR	PENNY PILOT
FXF	CURRENCY SH SWISS FR TR	NON-PENNY PILOT
FXI	ISHARES FTSE CHINA 25 INDEX FUND	PENNY PILOT
FXP	PROSHARES ULTRA SHORT FTSE CHINA 25	PENNY PILOT
FXY	CUR SH JAPANESE YEN TRUST	NON-PENNY PILOT
GALE	GALENA BIOPHARMA, INC.	NON-PENNY PILOT
GAZ	BARCLAYS IPATH DJ UBS NAT GAS	NON-PENNY PILOT
GBX	THE GREENBRIER COMPANIES, INC.	NON-PENNY PILOT
GD	GENERAL DYNAMICS	NON-PENNY PILOT
GDDY	GODADDY, INC.	NON-PENNY PILOT
GDX	VANECK VECTORS GOLD MINERS	PENNY PILOT
GDXJ	VANECK VECTORS JUNIOR GOLD MINERS	NON-PENNY PILOT
GE	GENERAL ELECTRIC CO	PENNY PILOT
GERN	GERON CORPORATION	NON-PENNY PILOT
GES	GUESS INC	NON-PENNY PILOT
GFA	GAFISA S A	NON-PENNY PILOT

GFI	GOLD FIELDS LTD	PENNY PILOT
GG	GOLDCORP INC	PENNY PILOT
GGB	GERDAU S A	NON-PENNY PILOT
GGP	GENERAL GROWTH PROPERTIES, INC.	PENNY PILOT
GILD	GILEAD SCIENCES, INC.	PENNY PILOT
GIS	GENERAL MILLS INC	PENNY PILOT
GLD	SPDR GOLD TRUST	PENNY PILOT
GLL	PROSHARES ULTRASHORT GOLD	NON-PENNY PILOT
GLNG	GOLAR LNG, LTD.	NON-PENNY PILOT
GLPI	GAMING AND LEISURE PROPERTIES, INC.	NON-PENNY PILOT
GLUU	GLU MOBILE INC	NON-PENNY PILOT
GLW	CORNING INC	PENNY PILOT
GM	GENERAL MOTORS COMPANY	PENNY PILOT
GME	GAMESTOP CORP	PENNY PILOT
GNC	GNC HOLDINGS INC	NON-PENNY PILOT
GNRC	GENERAC HOLDINGS, INC.	NON-PENNY PILOT
GNTX	GENTEX CORP	NON-PENNY PILOT
GNW	GENWORTH FINANCIAL INC	PENNY PILOT
GOGO	GOGO, INC.	NON-PENNY PILOT
GOLD	RANDGOLD RESOURCES LTD	NON-PENNY PILOT
GOOG	ALPHABET, INC. CLASS C	NON-PENNY PILOT
GOOGL	ALPHABET INC.	NON-PENNY PILOT
GORO	GOLD RESOURCE CORP	NON-PENNY PILOT
GPI	GROUP I AUTOMOTIVE INC	NON-PENNY PILOT
GPL	GREAT PANTHER SILVER	NON-PENNY PILOT
GPN	GLOBAL PAYMENT INC	NON-PENNY PILOT
GPOR	GULFPORT ENERGY	NON-PENNY PILOT
GPRE	GREEN PLAINS INC	NON-PENNY PILOT
GPRO	GOPRO INC	PENNY PILOT
GPS	GAP INC	PENNY PILOT
GRA	W. R. GRACE & CO	NON-PENNY PILOT
GREK	GLOBAL X FTSE GREECE 20 ETF	NON-PENNY PILOT
GRMN	GARMIN LIMITED	PENNY PILOT
GRPN	GROUPON, INC.	PENNY PILOT
GRUB	GRUBHUB INC	NON-PENNY PILOT
GS	GOLDMAN SACHS GROUP, INC (THE)	PENNY PILOT
GSAT	GLOBALSTAR INC	NON-PENNY PILOT
GSK	GLAXOSMITHKLINE PLC	NON-PENNY PILOT
GSVC	GSV CAPITAL CORP.	NON-PENNY PILOT
GT	GOODYEAR TIRE & RUBBER, INC.	NON-PENNY PILOT
GTXI	GTX INC	NON-PENNY PILOT
GTY	GETTY REALTY CORP HLDG CO	NON-PENNY PILOT

GURE	GULF RESOURCES, INC.	NON-PENNY PILOT
GVA	GRANITE CONSTRUCTION INC	NON-PENNY PILOT
GWPH	GW PHARMACEUTICALS PLC	NON-PENNY PILOT
GWW	GRAINGER W W INC	NON-PENNY PILOT
HA	HAWAIIAN HOLDINGS INC	NON-PENNY PILOT
HAIN	HAIN CELESTIAL	NON-PENNY PILOT
HAL	HALLIBURTON CO	PENNY PILOT
HALO	HALOZYNE THERAPEUTICS, INC.	NON-PENNY PILOT
HAR	HARMAN INTL INDS INC	NON-PENNY PILOT
HAS	HASBRO INC	NON-PENNY PILOT
HBAN	HUNTINGTON BANCSHARES INC	PENNY PILOT
HBI	HANESBRANDS INC	NON-PENNY PILOT
HCA	HCA HOLDINGS INC	NON-PENNY PILOT
HCLP	HI CRUSH PARTNRS	NON-PENNY PILOT
HCN	HEALTH CARE REIT INC	NON-PENNY PILOT
HCP	HCP INC	NON-PENNY PILOT
HD	HOME DEPOT INC	PENNY PILOT
HEDJ	WISDOMTREE EUROPE HEDGED EQUITY FUND	NON-PENNY PILOT
HES	HESS CORPORATION	PENNY PILOT
HFC	HOLLY CORP	NON-PENNY PILOT
HGG	HHGREGG, INC.	NON-PENNY PILOT
HIG	HARTFORD FINL SVCS GRP INC	PENNY PILOT
HIMX	HIMAX TECHNOLOGIES, INC.	NON-PENNY PILOT
HK	HALCON RESOURCES CORP	NON-PENNY PILOT
HL	HECLA MINING COMPANY	PENNY PILOT
HLF	HERBALIFE LTD	PENNY PILOT
HLIT	HARMONIC INC	NON-PENNY PILOT
HLS	HEALTHSOUTH CORP	NON-PENNY PILOT
HLT	HILTON WORLDWIDE HOLDINGS, INC.	NON-PENNY PILOT
HLX	HELIX ENERGY SOLUTIONS GROUP	NON-PENNY PILOT
HMY	HARMONY GOLD MNG CO LTD	NON-PENNY PILOT
HNP	HUANENG PWR INTL INC	NON-PENNY PILOT
HNR	HARVEST NATURAL RES INC	NON-PENNY PILOT
HNSN	HANSEN MEDICAL INC	NON-PENNY PILOT
HOG	HARLEY DAVIDSON, INC.	PENNY PILOT
HOLX	HOLOGIC INC	NON-PENNY PILOT
HON	HONEYWELL INTL INC.	PENNY PILOT
HOS	HORNBECK OFFSHORE SVCS INC	NON-PENNY PILOT
HOT	STARWOOD HOTELS & RESORTS WORLDWIDE	PENNY PILOT
HOV	HOVNANIAN ENTERPRISES INC	NON-PENNY PILOT
HP	HELMERICH PAYNE INC	NON-PENNY PILOT
HPE	HEWLETT-PACKARD ENTERPRISE CO.	NON-PENNY PILOT

HPQ	HEWLETT-PACKARD COMPANY	PENNY PILOT
HPT	HOSPITALITY PROPERTIES TRUST	NON-PENNY PILOT
HRB	H&R BLOCK INC.	NON-PENNY PILOT
HRL	HORMEL FOODS CORPORATION	NON-PENNY PILOT
HRS	HARRIS CORP	NON-PENNY PILOT
HRTX	HERON THERAPEUTICS INC	NON-PENNY PILOT
HSBC	HSBC HOLDINGS PLC	PENNY PILOT
HST	HOST HOTEL RESORTS INC	NON-PENNY PILOT
HSY	THE HERSHEY COMPANY	PENNY PILOT
HTS	HATTERAS FINANCIAL CORP	NON-PENNY PILOT
HTZ	HERTZ GLOBAL HOLDINGS	NON-PENNY PILOT
HUM	HUMANA INC	NON-PENNY PILOT
HUN	HUNTSMAN CORP	NON-PENNY PILOT
HW	HEADWATERS INC	NON-PENNY PILOT
HXL	HEXCEL CORP	NON-PENNY PILOT
HYG	ISHARES IBOXX $HI YLD CP BND	PENNY PILOT
HZNP	HORIZON PHARMA INC	NON-PENNY PILOT
IAC	IAC/INTERACTIVECORP.	NON-PENNY PILOT
IAG	IAMGOLD CORPORATION	NON-PENNY PILOT
IAI	ISHARES DJ BROKER INDEX	NON-PENNY PILOT
IAU	ISHARES GOLD TRUST	NON-PENNY PILOT
IBB	ISHARES NASDAQ BIOTECHNOLOGY INDEX FUND	NON-PENNY PILOT
IBKR	INTERACTIVE BROKERS INC	NON-PENNY PILOT
IBM	INTL BUSINESS MACHINE CORP	PENNY PILOT
IBN	ICICI BANK LTD	PENNY PILOT
ICE	INTERCONTINENTALEXCHANGE	NON-PENNY PILOT
ICPT	INTERCEPT PHARMACEUTICALS INC.	NON-PENNY PILOT
IDCC	INTERDIGITAL INC	NON-PENNY PILOT
IDTI	INTEGRATED DEVICE TECH INC	NON-PENNY PILOT
IEF	ISHARES BARCLAYS 7 10 YEAR TR BOND FUND	NON-PENNY PILOT
IEZ	ISHARES DJ US OIL EQUPMNT	NON-PENNY PILOT
IFF	INTERNATIONAL FLVRS & FRAG	NON-PENNY PILOT
IIIN	INSTEEL INDUSTRIES INC	NON-PENNY PILOT
IILG	INTERVAL LEISURE GROUP, INC.	NON-PENNY PILOT
IJR	ISHARES S&P SMCAP 600 IDX FD	NON-PENNY PILOT
ILF	ISHARES S&P LATIN AMER 40	NON-PENNY PILOT
ILMN	ILLUMINA INC	NON-PENNY PILOT
IMAX	IMAX CORP	NON-PENNY PILOT
IMMR	IMMERSION CORP	NON-PENNY PILOT
IMMU	IMMUNOMEDICS INC	NON-PENNY PILOT
INCY	INCYTE CORP	NON-PENNY PILOT
INFI	INFINITY PHARMACEUTICALS INC	NON-PENNY PILOT

INFN	INFINERA CORPORATION	NON-PENNY PILOT
INFY	INFOSYS LTD	NON-PENNY PILOT
ING	ING GROEP N V	NON-PENNY PILOT
INGR	INGREDION INIC	NON-PENNY PILOT
INO	INOVIO PHARMACEUTICALS, INC.	NON-PENNY PILOT
INSM	INSMED, INC.	NON-PENNY PILOT
INSY	INSYS THERAPEUTICS, INC.	NON-PENNY PILOT
INT	WORLD FUEL SERVICES CORP	NON-PENNY PILOT
INTC	INTEL CORP	PENNY PILOT
INTU	INTUIT, INC.	NON-PENNY PILOT
INVA	INNOVIVA INC	NON-PENNY PILOT
INVN	INVENSENSE INC	NON-PENNY PILOT
IO	ION GEOPHYSICAL CORP	NON-PENNY PILOT
IOC	INTEROIL CORP CDIS	PENNY PILOT
IONS	IONIS PHARMACEUTICALS, INC.	NON-PENNY PILOT
IP	INTL PAPER, CO.	PENNY PILOT
IPG	INTERPUBLIC GROUP OF COS INC	NON-PENNY PILOT
IPI	INTREPID POTASH	NON-PENNY PILOT
IQNT	NEUTRAL TANDEM INC	NON-PENNY PILOT
IR	INGERSOLL-RAND PLC IRELAND	NON-PENNY PILOT
IRBT	IROBOT CORPORATION	NON-PENNY PILOT
IRDM	IRIDIUM COMMUNICATIONS INC	NON-PENNY PILOT
IRM	IRON MOUNTAIN INC DE	NON-PENNY PILOT
ISIL	INTERSIL CORPORATION	NON-PENNY PILOT
ISLE	ISLE OF CAPRI CASINOS INC	NON-PENNY PILOT
ISRG	INTUITIVE SURGICAL INC	NON-PENNY PILOT
ITB	ISHARES DJ US HOME CONSTRUC	NON-PENNY PILOT
ITG	INVESTMENT TECH GROUP INC	NON-PENNY PILOT
ITRI	ITRON INC	NON-PENNY PILOT
ITT	ITT CORP	NON-PENNY PILOT
ITUB	ITAU UNIBANCO HOLDINGS S.A.	NON-PENNY PILOT
ITW	ILLINOIS TOOL WKS INC	NON-PENNY PILOT
IVR	INVESCO MORTGAGE CAPITAL INC	NON-PENNY PILOT
IVV	ISHARES S P 500 INDEX FUND	NON-PENNY PILOT
IVZ	INVESCO LTD	NON-PENNY PILOT
IWF	ISHARES RUSSELL 1000 GROWTH	NON-PENNY PILOT
IWM	ISHARES RUSSELL 2000 INDEX FUND	PENNY PILOT
IWN	ISHARES RUSSELL 2000 VAL INDX	NON-PENNY PILOT
IWO	ISHARES RUSSELL 2000 GROWTH INDEX	NON-PENNY PILOT
IWV	ISHARES RUSSELL 3000 INDX FD	NON-PENNY PILOT
IYF	ISHARES DOW JONES US FIN SEC	NON-PENNY PILOT
IYM	ISHARES DJ US BASIC MATL SEC	NON-PENNY PILOT

IYR	ISHARES DJ US REAL ESTATE	PENNY PILOT
IYT	ISHARES DOW JONES TRANS AVG	NON-PENNY PILOT
JACK	JACK IN THE BOX	NON-PENNY PILOT
JASO	JA SOLAR HOLDINGS CO	NON-PENNY PILOT
JAZZ	JAZZ PHARMACEUTICALS, INC	NON-PENNY PILOT
JBHT	HUNT J B TRANS SVC INC	NON-PENNY PILOT
JBL	JABIL CIRCUIT, INC.	NON-PENNY PILOT
JBLU	JETBLUE AIRWAYS CORPORATION	NON-PENNY PILOT
JCI	JOHNSON CTRLS INC	NON-PENNY PILOT
JCOM	J2 GLOBAL COMMUNICATIONS INC	NON-PENNY PILOT
JCP	J C PENNY	PENNY PILOT
JD	JD.COM, INC.	NON-PENNY PILOT
JEC	JACOBS ENGR GRP INC	NON-PENNY PILOT
JIVE	JIVE SOFTWARE, INC.	NON-PENNY PILOT
JKS	JINKOSOLAR HOLDING CO LTD	NON-PENNY PILOT
JMEI	JUMEI INTERNATIONAL HOLDING LIMITED	NON-PENNY PILOT
JNJ	JOHNSON & JOHNSON	PENNY PILOT
JNK	SPDR BARCLAYS HIGH YIELD BD FD	NON-PENNY PILOT
JNPR	JUNIPER NETWORKS INC.	PENNY PILOT
JNS	JANUS CAPITAL GROUP INC	NON-PENNY PILOT
JNUG	DIREXION DAILY JR GLD MNRS BULL 3X ETF	NON-PENNY PILOT
JOE	ST JOE COMPANY	NON-PENNY PILOT
JOY	JOY GLOBAL INC	PENNY PILOT
JPM	J.P. MORGAN CHASE & CO	PENNY PILOT
JUNO	JUNO THERAPEUTICS INC.	NON-PENNY PILOT
JWN	NORDSTROM INC	PENNY PILOT
K	KELLOGG CO	NON-PENNY PILOT
KALU	KAISER ALUMINUM CORP	NON-PENNY PILOT
KATE	KATE SPADE AND COMPANY	NON-PENNY PILOT
KBE	SPDR KBW BANK	NON-PENNY PILOT
KBH	KB HOME	PENNY PILOT
KBR	KBR INC	NON-PENNY PILOT
KCG	KCG HOLDINGS	PENNY PILOT
KERX	KERYX BIOPHARMACEUTICALS	NON-PENNY PILOT
KEY	KEYCORP	PENNY PILOT
KGC	KINROSS GOLD CORPORATION	PENNY PILOT
KHC	THE KRAFT HEINZ COMPANY	NON-PENNY PILOT
KIM	KIMCO REALTY CORP	NON-PENNY PILOT
KITE	KITE PHARMA INC.	NON-PENNY PILOT
KKD	KRISPY KREME DOUGHNUTS INC.	NON-PENNY PILOT
KKR	KKR COMPANY L P DEL	NON-PENNY PILOT
KLAC	KLA TENCOR CORP	NON-PENNY PILOT

KLIC	KULICKE & SOFFA INDS INC	NON-PENNY PILOT
KMB	KIMBERLY CLARK CORPORATION	NON-PENNY PILOT
KMI	KINDER MORGAN	PENNY PILOT
KMX	CARMAX INC	NON-PENNY PILOT
KND	KINDRED HEALTHCARE INC	NON-PENNY PILOT
KNDI	KANDI TECHNOLOGIES GROUP, INC.	NON-PENNY PILOT
KO	COCA-COLA CO	PENNY PILOT
KOL	VANECK VECTORS COAL ETF	NON-PENNY PILOT
KORS	MICHAEL KORS HOLDINGS LTD	NON-PENNY PILOT
KOS	KOSMOS ENERGY LTD	NON-PENNY PILOT
KR	KROGER COMPANY	NON-PENNY PILOT
KRE	SPDR KBW REGIONAL BANKING	PENNY PILOT
KSS	KOHL'S CORP	NON-PENNY PILOT
KSU	KANSAS CITY SOUTHERN	NON-PENNY PILOT
L	LOEWS CORPORATION	NON-PENNY PILOT
LAMR	LAMAR ADVERTISING COMPANY	NON-PENNY PILOT
LAZ	LAZARD LTD	NON-PENNY PILOT
LB	LIMITED BRANDS INC	NON-PENNY PILOT
LBTYA	LIBERTY GLOBAL INC	NON-PENNY PILOT
LC	LENDINGCLUB CORPORATION	NON-PENNY PILOT
LDOS	LEIDOS HOLDINGS, INC	NON-PENNY PILOT
LE	LANDS' END, INC.	NON-PENNY PILOT
LEA	LEAR CORP.	NON-PENNY PILOT
LEG	LEGGETT & PLATT INC	NON-PENNY PILOT
LEN	LENNAR CORP	PENNY PILOT
LFC	CHINA LIFE INSURANCE CO LTD	NON-PENNY PILOT
LGF	LIONS GATE ENTMNT CORP	NON-PENNY PILOT
LH	LAB CORP OF AMERICA NEW	NON-PENNY PILOT
LIVN	LIVANOVA PLC	NON-PENNY PILOT
LL	LUMBER LIQUIDATORS HOLDINGS, INC.	NON-PENNY PILOT
LLL	L-3 COMMUNICATIONS HOLDING, INC.	NON-PENNY PILOT
LLNW	LIMELIGHT NETWORKS, INC.	NON-PENNY PILOT
LLTC	LINEAR TECHNOLOGY CORP	NON-PENNY PILOT
LLY	ELI LILLY & CO	PENNY PILOT
LM	LEGG MASON INC	NON-PENNY PILOT
LMT	LOCKHEED MARTIN CORP	NON-PENNY PILOT
LNC	LINCOLN NATL CORP IND	PENNY PILOT
LNG	CHENIERE ENERGY INC	PENNY PILOT
LNKD	LINKEDIN CORP	PENNY PILOT
LOCK	LIFELOCK, INC.	NON-PENNY PILOT
LOCO	EL POLLO LOCO HOLDINGS, INC.	NON-PENNY PILOT
LOGI	LOGITECH INTERNATIONAL SA	NON-PENNY PILOT

LOW	LOWES COMPANIES INC	PENNY PILOT
LPI	LAREDO PETROLEUM, INC.	NON-PENNY PILOT
LPNT	LIFEPOINT HOSPITALS INC	NON-PENNY PILOT
LPX	LOUISIANA PAC CORP	NON-PENNY PILOT
LQD	ISHARES IBOXX INVTOP INVESTGRADE CORP	NON-PENNY PILOT
LRCX	LAM RESEARCH CORPORATION	NON-PENNY PILOT
LSTR	LANDSTAR SYS INC	NON-PENNY PILOT
LUK	LEUCADIA NATIONAL CORP	NON-PENNY PILOT
LULU	LULULEMON ATHLETICA INC	PENNY PILOT
LUV	SOUTHWEST AIRLINES CO	NON-PENNY PILOT
LVLT	LEVEL 3 COMMUNICATIONS, INC.	NON-PENNY PILOT
LVS	LAS VEGAS SANDS CORP	PENNY PILOT
LXK	LEXMARK INTL INC	NON-PENNY PILOT
LYB	LYONDELLBASELL INDUSTRIES NV	NON-PENNY PILOT
LYV	LIVE NATION ENTERTAINMENT INC	NON-PENNY PILOT
M	MACYS INC	PENNY PILOT
MA	MASTERCARD INC	PENNY PILOT
MAC	MACERICH CO	NON-PENNY PILOT
MACK	MERRIMACK PHARMACEUTICALS INC	NON-PENNY PILOT
MAN	MANPOWER INC WIS	NON-PENNY PILOT
MANU	MANCHESTER UNITED PLC	NON-PENNY PILOT
MAR	MARRIOTT INTL INC	NON-PENNY PILOT
MAS	MASCO CORP	NON-PENNY PILOT
MAT	MATTEL INC	NON-PENNY PILOT
MATX	MATSON, INC.	NON-PENNY PILOT
MBI	MBIA INCORPORATED	PENNY PILOT
MBLY	MOBILEYE N V	NON-PENNY PILOT
MBT	MOBILE TELESYSTEMS OJSC	NON-PENNY PILOT
MCD	MCDONALDS CORP	PENNY PILOT
MCHP	MICROCHIP TECHNOLOGY INC.	NON-PENNY PILOT
MCK	MCKESSON CORPORATION	NON-PENNY PILOT
MCO	MOODY'S CORPORATION	PENNY PILOT
MCRI	MONARCH CASINO RESORT	NON-PENNY PILOT
MDC	MDC HLDGS INC	NON-PENNY PILOT
MDCO	MEDICINES COMPANY THE	NON-PENNY PILOT
MDLZ	MONDELEZ INTERNATIONAL INC	PENNY PILOT
MDR	MCDERMOTT INTL INC	NON-PENNY PILOT
MDRX	ALLSCRIPTS HEALTHCARE INC	NON-PENNY PILOT
MDT	MEDTRONIC INC	PENNY PILOT
MDVN	MEDIVATION INC	PENNY PILOT
MDY	S P MIDCAP 400 DEP RCPT	NON-PENNY PILOT
MED	MEDIFAST INC	NON-PENNY PILOT

MELI	MERCADOLIBRE INC	NON-PENNY PILOT
MEMP	MEMORIAL PRODUCTION PARTNERS LP	NON-PENNY PILOT
MENT	MENTOR INTERNATIONAL HOLDINGS	NON-PENNY PILOT
MET	METLIFE INC	PENNY PILOT
MFA	MFA FINANCIAL INCORPORATED	NON-PENNY PILOT
MFC	MANULIFE FINANCIAL CORP	NON-PENNY PILOT
MFLX	MULTI-FINELINE ELECTRONIX	NON-PENNY PILOT
MGA	MAGNA INTL INC	NON-PENNY PILOT
MGM	MGM RESORTS INTERNATIONAL	PENNY PILOT
MHK	MOHAWK INDS INC	NON-PENNY PILOT
MIC	MACQUARIE INFRASTRUCTURE COMPANY LLC	NON-PENNY PILOT
MIFI	NOVATEL WIRELESS INC NEW	NON-PENNY PILOT
MJN	MEAD JOHNSON NUTRITION CO	PENNY PILOT
MKTO	MARKETO, INC.	NON-PENNY PILOT
MLM	MARTIN MARIETTA MATL INC	NON-PENNY PILOT
MLNX	MELLANOX TECHS	NON-PENNY PILOT
MMC	MARSH & MCLENNAN COS INC	NON-PENNY PILOT
MMM	3M CO.	PENNY PILOT
MMP	MAGELLAN MIDSTREAM PARTNERS LP	NON-PENNY PILOT
MNK	MALLINCKRODT PUBLIC LIMITED COMPANY	NON-PENNY PILOT
MNKD	MANNKIND CORPORATION	PENNY PILOT
MNST	MONSTER BEVERAGE CORPORATION	NON-PENNY PILOT
MNTA	MOMENTA PHARMACEUTICALS	NON-PENNY PILOT
MO	ALTRIA GROUP	PENNY PILOT
MOBI	SKYMOBI LIMITED	NON-PENNY PILOT
MOMO	MOMO, INC.	NON-PENNY PILOT
MON	MONSANTO CO NEW	PENNY PILOT
MOO	VANECK VECTORS-AGRIBUSINESS	NON-PENNY PILOT
MOS	MOSAIC COMPANY THE	PENNY PILOT
MPC	MARATHON PETROLEUM CORP	NON-PENNY PILOT
MPEL	MELCO PBL ENTERTAINMENT	NON-PENNY PILOT
MPLX	MPLX LP	NON-PENNY PILOT
MRK	MERCK & CO	PENNY PILOT
MRO	MARATHON OIL CORPORATION	PENNY PILOT
MRVL	MARVELL TECHNOLOGY GROUP LTD	PENNY PILOT
MS	MORGAN STANLEY	PENNY PILOT
MSCC	MICROSEMI CORP	NON-PENNY PILOT
MSFT	MICROSOFT CORP	PENNY PILOT
MSI	MOTOROLA SOLUTIONS, INC.	PENNY PILOT
MT	ARCELOR MITTAL	PENNY PILOT
MTB	M & T BANK CORP	NON-PENNY PILOT
MTG	MGIC INVESTMENT CORPORATION	PENNY PILOT

MTH	MERITAGE HOMES CORPORATION	NON-PENNY PILOT
MTL	MECHEL OAO	NON-PENNY PILOT
MTOR	MERITOR, INC.	NON-PENNY PILOT
MTRN	MATERION CORPORATION	NON-PENNY PILOT
MTRX	MATRIX SVC CO	NON-PENNY PILOT
MTU	MITSUBISHI UFJ FINANCIAL GRP INC	NON-PENNY PILOT
MTW	MANITOWOC COMPANY INC	NON-PENNY PILOT
MTZ	MASTEC INC	NON-PENNY PILOT
MU	MICRON TECHNOLOGY INC.	PENNY PILOT
MUR	MURPHY OIL CORP	NON-PENNY PILOT
MUX	MCEWEN MINING INC	NON-PENNY PILOT
MWA	MUELLER WATER PRODUCTS	NON-PENNY PILOT
MWW	MONSTER WORLDWIDE INC	NON-PENNY PILOT
MXIM	MAXIM INTEGRATED PRODS	NON-PENNY PILOT
MYGN	MYRIAD GENETICS INC	NON-PENNY PILOT
MYL	MYLAN INC	PENNY PILOT
NAT	NORDIC AMERN TANKER SHIPPING	NON-PENNY PILOT
NAV	NAVISTAR INTL CORP	NON-PENNY PILOT
NAVB	NAVIDEA BIOPHARMACEUTICALS, INC.	NON-PENNY PILOT
NAVI	NAVIENT CORPORATION	NON-PENNY PILOT
NBIX	NEUROCRINE BIOSCIENCES INC	NON-PENNY PILOT
NBL	NOBLE ENERGY INC	NON-PENNY PILOT
NBR	NABORS INDS., LTD.	PENNY PILOT
NCI	NAVIGANT CONSULTING INC.	NON-PENNY PILOT
NCR	NCR CORP	NON-PENNY PILOT
NCT	NEWCASTLE INVT CORP	NON-PENNY PILOT
NDAQ	NASDAQ OMX GROUP, INC	NON-PENNY PILOT
NE	NOBLE DRILLING CORPORATION	PENNY PILOT
NEE	NEXTERA ENERGY, INC.	NON-PENNY PILOT
NEM	NEWMONT MINING CO	PENNY PILOT
NEPT	NEPTUNE TECHNOLOGIES & BIORESOURCES INC	NON-PENNY PILOT
NEU	NEWMARKET CORP	NON-PENNY PILOT
NFG	NATIONAL FUEL GAS CO NJ	NON-PENNY PILOT
NFLX	NETFLIX INC	PENNY PILOT
NFX	NEWFIELD EXPLORATION CO	NON-PENNY PILOT
NG	NOVAGOLD RESOURCES INC NEW	NON-PENNY PILOT
NGD	NEW GOLD INC	NON-PENNY PILOT
NI	NISOURCE INC HLDG CO	NON-PENNY PILOT
NILE	BLUE NILE INC	NON-PENNY PILOT
NKE	NIKE INC	PENNY PILOT
NKTR	NEKTAR THERAPEUTICS	NON-PENNY PILOT
NLNK	NEWLINK GENETICS CORPORATION	NON-PENNY PILOT

NLY	ANNALY CAPITAL MANAGEMENT	PENNY PILOT
NM	NAVIOS MARITIME HLDGS	NON-PENNY PILOT
NMM	NAVIOS MARITIME	NON-PENNY PILOT
NOC	NORTHROP GRUMMAN CORP	NON-PENNY PILOT
NOG	NORTHERN OIL GAS INC	NON-PENNY PILOT
NOK	NOKIA CORPORATION	PENNY PILOT
NOV	NATIONAL OILWELL VARCO INC	PENNY PILOT
NOW	SERVICENOW, INC.	NON-PENNY PILOT
NQ	NQ MOBILE, INC.	PENNY PILOT
NRF	NORTHSTAR REALTY FINANCE CORP.	NON-PENNY PILOT
NRG	NRG ENERGY INC	NON-PENNY PILOT
NS	NUSTAR ENERGY LP	NON-PENNY PILOT
NSAM	NORTHSTAR ASSET MANAGEMENT GROUP, INC.	NON-PENNY PILOT
NSC	NORFOLK SOUTHERN CORP	NON-PENNY PILOT
NSH	NUSTAR GP HOLDINGS LLC	NON-PENNY PILOT
NSM	NATIONSTAR MORTGAGE HOLDINGS INC	NON-PENNY PILOT
NSP	INSPERITY, INC.	NON-PENNY PILOT
NSR	NEUSTAR INC	NON-PENNY PILOT
NTAP	NETAPP, INC.	PENNY PILOT
NTES	NETEASE, INC.	NON-PENNY PILOT
NTGR	NETGEAR INC	NON-PENNY PILOT
NTI	NORTHERN TIER ENERGY LP	NON-PENNY PILOT
NTRI	NUTRISYSTEM INC	NON-PENNY PILOT
NTRS	NORTHERN TRUST CORP	NON-PENNY PILOT
NUAN	NUANCE COMMUNICATIONS INC	NON-PENNY PILOT
NUE	NUCOR CORPORATION	PENNY PILOT
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHARE	NON-PENNY PILOT
NUS	NU SKIN ENTERPRISES INC	NON-PENNY PILOT
NVAX	NOVAVAX, INC.	NON-PENNY PILOT
NVDA	NVIDIA CORPORATION	PENNY PILOT
NVO	NOVO NORDISK A/S	NON-PENNY PILOT
NVS	NOVARTIS AG	NON-PENNY PILOT
NWBO	NORTHWEST BIOTHERAPEUTICS, INC.	NON-PENNY PILOT
NWL	NEWELL BRANDS, INC.	NON-PENNY PILOT
NXPI	NXP SEMICONDUCTOR N.V	NON-PENNY PILOT
NYCB	NEW YORK COMMNTY BANCORP INC	NON-PENNY PILOT
NYT	NEW YORK TIMES CO	NON-PENNY PILOT
O	REALTY INCOME CORPORATION	NON-PENNY PILOT
OA	ORBITAL ATK, INC.	NON-PENNY PILOT
OAS	OASIS PETROLEUM INC NEW	NON-PENNY PILOT
OC	OWENS CORNING	NON-PENNY PILOT
OCLR	OCLARO INC	NON-PENNY PILOT

OCN	OCWEN FINANCIAL CP	NON-PENNY PILOT
ODP	OFFICE DEPOT INC	NON-PENNY PILOT
OI	OWENS ILLINOIS INC	NON-PENNY PILOT
OIH	VANECK VECTORS OIL SERVICES ETF	PENNY PILOT
OII	OCEANEERING INTL INC	NON-PENNY PILOT
OIL	IPATH ETN LNK CRUDE OIL TR	NON-PENNY PILOT
OIS	OIL ST INTL INC	NON-PENNY PILOT
OKE	ONEOK INC NEW	NON-PENNY PILOT
OKS	ONEOK PARTNERS, L.P.	NON-PENNY PILOT
OLED	UNIVERSAL DISPLAY CORP	NON-PENNY PILOT
OLN	OLIN CORP	NON-PENNY PILOT
OMC	OMNICOM GROUP, INC.	NON-PENNY PILOT
ON	ON SEMICONDUCTOR CORP	NON-PENNY PILOT
ONVO	ORGANOVO HOLDINGS, INC.	NON-PENNY PILOT
OPK	OPKO HEALTH INC	NON-PENNY PILOT
ORCL	ORACLE CORP	PENNY PILOT
OREX	OREXIGEN THERAPEUTICS	NON-PENNY PILOT
ORLY	O'REILLY AUTOMOTIVE INC	NON-PENNY PILOT
OSIR	OSIRIS THERAPEUTICS INC	NON-PENNY PILOT
OSK	OSHKOSH CORP	NON-PENNY PILOT
OSTK	OVERSTOCK.COM	NON-PENNY PILOT
OTEX	OPEN TEXT CORP	NON-PENNY PILOT
OUT	OUTFRONT MEDIA, INC.	NON-PENNY PILOT
OUTR	OUTERWALL INC.	NON-PENNY PILOT
OXM	OXFORD INDS INC	NON-PENNY PILOT
OXY	OCCIDENTAL PETEROLEUM CORPORATION	PENNY PILOT
P	PANDORA MEDIA INC	PENNY PILOT
PAA	PLAINS ALL AMERN PIPELINE LP	NON-PENNY PILOT
PAAS	PAN AMERICAN SILVER CORPORATION	NON-PENNY PILOT
PACB	PACIFIC BIOSCIENCES OF CALIFORNIA, INC.	NON-PENNY PILOT
PANW	PALO ALTO NETWORKS INC	NON-PENNY PILOT
PAY	VERIFONE SYSTEMS INC	NON-PENNY PILOT
PAYX	PAYCHEX INC	NON-PENNY PILOT
PBCT	PEOPLE'S UNITED FINL INC	NON-PENNY PILOT
PBI	PITNEY BOWES INC	NON-PENNY PILOT
PBR	PETROLEO BRASILEIRO SA PETRO	PENNY PILOT
PBW	POWERSHARES WILDERHILL CLEAN	NON-PENNY PILOT
PBYI	PUMA BIOTECHNOLOGY, INC.	NON-PENNY PILOT
PCAR	PACCAR INC	NON-PENNY PILOT
PCG	PG & E CORPORATION	NON-PENNY PILOT
PCLN	PRICELINE.COM INC	NON-PENNY PILOT
PDCO	PATTERSON COMPANIES INC	NON-PENNY PILOT

PDLI	PDL BIOPHARMA, INC.	NON-PENNY PILOT
PDS	PRECISION DRILLING CORP	NON-PENNY PILOT
PEG	PUBLIC SVC ENTRPS GROUP INC	NON-PENNY PILOT
PEIX	PACIFIC ETHANOL, INC.	NON-PENNY PILOT
PENN	PENN NATIONAL GAMING	NON-PENNY PILOT
PEP	PEPSICO, INC.	PENNY PILOT
PFE	PFIZER, INC.	PENNY PILOT
PFF	ISHARES S&P U.S. PFD STOCK	NON-PENNY PILOT
PFG	PRINCIPAL FINL GROUP	NON-PENNY PILOT
PG	PROCTER & GAMBLE CO.	PENNY PILOT
PGH	PENGROWTH ENERGY CORPORATION	NON-PENNY PILOT
PGJ	POWERSHARES GOLDEN DRAGON	NON-PENNY PILOT
PGNX	PROGENICS PHARMACEUTICAL INC	NON-PENNY PILOT
PGR	PROGRESSIVE CORP OH	NON-PENNY PILOT
PH	PARKER HANNIFIN CORP	NON-PENNY PILOT
PHG	KONINKLIJKE PHILIPS ELECTRNCS	NON-PENNY PILOT
PHH	PHH CORPORATION	NON-PENNY PILOT
PHM	PULTEGROUP INC	PENNY PILOT
PHO	POWERSHARES WATER RES PTF	NON-PENNY PILOT
PII	POLARIS INDUSTRIES INC	NON-PENNY PILOT
PIR	PIER 1 IMPORTS, INC.	NON-PENNY PILOT
PJC	PIPER JAFFRAY COMPANIES	NON-PENNY PILOT
PKD	PARKER DRILLING CO	NON-PENNY PILOT
PKG	PACKAGING AMERICA	NON-PENNY PILOT
PKX	POSCO	NON-PENNY PILOT
PLAB	PHOTRONICS INC	NON-PENNY PILOT
PLCE	CHILDREN'S PLACE RETL STRS INC	NON-PENNY PILOT
PLCM	POLYCOM INC	NON-PENNY PILOT
PLD	PROLOGIS, INC.	NON-PENNY PILOT
PLT	PLANTRONICS INC	NON-PENNY PILOT
PLUG	PLUG POWER, INC.	PENNY PILOT
PLX	PROTALIX BIOTHERAPEUTICS INC	NON-PENNY PILOT
PLXS	PLEXUS CORP	NON-PENNY PILOT
PM	PHILIP MORRIS	PENNY PILOT
PNC	PNC FINANCIAL SERVICES GROUP INC	PENNY PILOT
PNK	PINNACLE ENTERTAINMENT, INC.	NON-PENNY PILOT
PNR	PENTAIR INC	NON-PENNY PILOT
PNRA	PANERA BREAD COMPANY CL A	NON-PENNY PILOT
POOL	POOL CORPORATION	NON-PENNY PILOT
POST	POST HOLDINGS, INC.	NON-PENNY PILOT
POT	POTASH CORP SASK INC	PENNY PILOT
PPC	PILGRIMS PRIDE CORP NEW	NON-PENNY PILOT

PPG	PPG INDS INC	NON-PENNY PILOT
PPHM	PEREGRINE PHARMA NEW	NON-PENNY PILOT
PPL	PPL CORPORATION	NON-PENNY PILOT
PQ	PETROQUEST ENERGY INC	NON-PENNY PILOT
PRAA	PORTFOLIO RECOVERY ASSOC	NON-PENNY PILOT
PRGO	PERRIGO CO	NON-PENNY PILOT
PRU	PRUDENTIAL FINANCIAL, INC.	PENNY PILOT
PSA	PUBLIC STORAGE (MD)	NON-PENNY PILOT
PSEC	PROSPECT CAPITAL CORPORATION	NON-PENNY PILOT
PSX	PHILLIPS 66	NON-PENNY PILOT
PTCT	PTC THERAPEUTICS, INC.	NON-PENNY PILOT
PTEN	PATTERSON-UTI ENERGY INC	NON-PENNY PILOT
PTIE	PAIN THERAPEUTICS INC	NON-PENNY PILOT
PTR	PETROCHINA COMPANY LTD	NON-PENNY PILOT
PVH	PHILLIPS VAN HEUSEN CORP	NON-PENNY PILOT
PWE	PENN WEST PETROLEUM LTD.	NON-PENNY PILOT
PWR	QUANTA SERVICES INC	NON-PENNY PILOT
PX	PRAXAIR INC	NON-PENNY PILOT
PXD	PIONEER NATURAL RESOURCES	NON-PENNY PILOT
PXLW	PIXELWORKS, INC.	NON-PENNY PILOT
PYPL	PAYPAL HOLDINGS, INC.	NON-PENNY PILOT
PZZA	PAPA JOHN'S INTL INC	NON-PENNY PILOT
QCOM	QUALCOMM INC	PENNY PILOT
QEP	QEP RESOURCES, INC.	NON-PENNY PILOT
QGEN	QIAGEN NV	NON-PENNY PILOT
QID	PROSHARES ULTRASHORT QQQ	PENNY PILOT
QIHU	QIHOO 360 TECHNOLOGY CO. LTD	NON-PENNY PILOT
QLD	PROSHARES TRUST ULTRA QQQ	PENNY PILOT
QLGC	QLOGIC CORPORATION	NON-PENNY PILOT
QLIK	QLIK TECHNOLOGIES INC	NON-PENNY PILOT
QQQ	POWERSHARES QQQ TRUST SERIES 1	PENNY PILOT
QRVO	QORVO, INC.	NON-PENNY PILOT
QSII	QUALITY SYS INC	NON-PENNY PILOT
QSR	RESTAURANT BRANDS INTERNATIONAL, INC.	NON-PENNY PILOT
QUNR	QUNAR CAYMAN ISLANDS LIMITED	NON-PENNY PILOT
QVCA	LIBERTY MEDIA HLDG CORP INT	NON-PENNY PILOT
R	RYDER SYS INC	NON-PENNY PILOT
RACE	FERRARI N.V.	NON-PENNY PILOT
RAD	RITE AID CORP	PENNY PILOT
RAI	REYNOLDS AMERICAN INC	NON-PENNY PILOT
RAIL	FREIGHTCAR AMERICA INC	NON-PENNY PILOT
RAS	RAIT FINANCIAL TRUST	NON-PENNY PILOT

RAX	RACKSPACE HOSTING, INC.	NON-PENNY PILOT
RBA	RITCHIE BROS AUCTIONEERS INC	NON-PENNY PILOT
RBCN	RUBICON TECHNOLOGY, INC	NON-PENNY PILOT
RBS	THE ROYAL BANK OF SCOTLAND GROUP PLC	NON-PENNY PILOT
RCII	RENT A CENTER	NON-PENNY PILOT
RCL	ROYAL CARIBBEAN CRUISES LTD	PENNY PILOT
RDC	ROWAN COMPANIES INC	NON-PENNY PILOT
RDN	RADIAN GROUP	NON-PENNY PILOT
RDSA	ROYAL DUTCH SHELL PLC	NON-PENNY PILOT
RDUS	RADIUS HEALTH INC.	NON-PENNY PILOT
RDWR	RADWARE LIMITED	NON-PENNY PILOT
RE	EVEREST RE GROUP LTD BERMUDA	NON-PENNY PILOT
RECN	RESOURCES COMMUNICATION, INC.	NON-PENNY PILOT
REGN	REGENERON PHARM	NON-PENNY PILOT
RENN	RENREN INC	NON-PENNY PILOT
RF	REGIONS FINANCIAL CORP NEW	PENNY PILOT
RGC	REGAL ENTERTAINMENT GROUP	NON-PENNY PILOT
RGLD	ROYAL GOLD INC	NON-PENNY PILOT
RGR	STURM, RUGER & CO., INC.	NON-PENNY PILOT
RH	RESTORATION HARDWARE HOLDINGS, INC.	NON-PENNY PILOT
RHI	ROBERT HALF INTL INC	NON-PENNY PILOT
RHT	RED HAT INC	NON-PENNY PILOT
RICE	RICE ENERGY, INC.	NON-PENNY PILOT
RIG	TRANSOCEAN LTD	PENNY PILOT
RIGL	RIGEL PHARMACEUTICALS	NON-PENNY PILOT
RIO	RIO TINTO PLC	NON-PENNY PILOT
RJF	RAYMOND JAMES FIN INC	NON-PENNY PILOT
RL	RALPH LAUREN CORPORATION	NON-PENNY PILOT
RLGY	REALOGY HOLDINGS CORP	NON-PENNY PILOT
RLYP	RELYPSA, INC.	NON-PENNY PILOT
RMBS	RAMBUS INC	PENNY PILOT
RMD	RESMED INC	NON-PENNY PILOT
RMTI	ROCKWELL MEDICAL INC	NON-PENNY PILOT
RNR	RENAISSANCERE HOLDINGS LTD	NON-PENNY PILOT
RNWK	REALNETWORKS INC	NON-PENNY PILOT
ROK	ROCKWELL AUTOMATION INC	NON-PENNY PILOT
ROST	ROSS STORES INC	NON-PENNY PILOT
ROVI	ROVI CORPORATION	NON-PENNY PILOT
RPRX	REPROS THERAPEUTICS INC	NON-PENNY PILOT
RPTP	RAPTOR PHARMACEUTICALS CORP.	NON-PENNY PILOT
RRC	RANGE RESOURCES CORP	NON-PENNY PILOT
RRD	DONNELLEY R R SONS CO	NON-PENNY PILOT

RRGB	RED ROBIN GOURMET BURGERS	NON-PENNY PILOT
RS	RELIANCE STL ALUMINUM CO	NON-PENNY PILOT
RSG	REPUBLIC SERVICES, INC.	NON-PENNY PILOT
RSX	VANECK VECTORS RUSSIA	PENNY PILOT
RTH	VANECK VECTORS RETAIL ETF	NON-PENNY PILOT
RTN	RAYTHEON CO	PENNY PILOT
RUSL	DIREXION DAILY RUSSIA BULL 3X ETF	NON-PENNY PILOT
RWT	REDWOOD TRUST INC	NON-PENNY PILOT
RY	ROYAL BANK OF CANADA	NON-PENNY PILOT
RYN	RAYONIER, INC.	NON-PENNY PILOT
S	SPRINT NEXTEL CORP	PENNY PILOT
SA	SEABRIDGE GOLD	NON-PENNY PILOT
SABR	SABRE CORPORATION	NON-PENNY PILOT
SAFM	SANDERSON FARMS INC	NON-PENNY PILOT
SALE	RETAILMENOT, INC.	NON-PENNY PILOT
SAM	BOSTON BEER	NON-PENNY PILOT
SAN	BANCO SANTANDER S. A.	NON-PENNY PILOT
SAND	SANDSTORM GOLD LTD	NON-PENNY PILOT
SANM	SANMINA-SCI CORP	NON-PENNY PILOT
SAP	SAP AG	NON-PENNY PILOT
SAVE	SPIRIT AIRLINES, INC.	NON-PENNY PILOT
SBAC	SBA COMMUNICATIONS CORP	NON-PENNY PILOT
SBGI	SINCLAIR BROADCAST GROUP, INC.	NON-PENNY PILOT
SBUX	STARBUCKS CORP	PENNY PILOT
SC	SANTANDER CONSUMER USA HOLDINGS, INC.	NON-PENNY PILOT
SCCO	SOUTHERN COPPER CORP	NON-PENNY PILOT
SCHN	SCHNITZER STEEL INDUSTRIES	NON-PENNY PILOT
SCHW	CHARLES SCHWAB CORP	NON-PENNY PILOT
SCO	PROSH ULTRASHT DJ-UBS CRUDE	NON-PENNY PILOT
SCSS	SELECT COMFORT CORP.	NON-PENNY PILOT
SCTY	SOLARCITY CORP	PENNY PILOT
SDRL	SEADRILL LTD	NON-PENNY PILOT
SDS	PROSHARES ULTRASHORT S&P 500	PENNY PILOT
SE	SPECTRA ENERGY CORP	NON-PENNY PILOT
SEAS	SEAWORLD ENTERTAINMENT, INC.	NON-PENNY PILOT
SEE	SEALED AIR CORP	NON-PENNY PILOT
SEED	ORIGIN AGRITECH LIMITED	PENNY PILOT
SFL	SHIP FINANCE INTL LTD	NON-PENNY PILOT
SFLY	SHUTTERFLY INC	NON-PENNY PILOT
SFM	SPROUTS FARMERS MARKET, INC.	NON-PENNY PILOT
SFUN	SOUFUN HOLDINGS LIMITED	NON-PENNY PILOT
SGEN	SEATTLE GENETICS INC	NON-PENNY PILOT

SGI	SILICON GRAPHICS INTL	NON-PENNY PILOT
SGMO	SANGAMO BIOSCIENCES INC	NON-PENNY PILOT
SGMS	SCIENTIFIC GAMES CORP	NON-PENNY PILOT
SGOL	ETFS GOLD TRUST	NON-PENNY PILOT
SGYP	SYNERGY PHARAMCEUTICALS	NON-PENNY PILOT
SH	PROSHARES SHORT S&P 500	NON-PENNY PILOT
SHAK	SHAKE SHACK, INC.	NON-PENNY PILOT
SHLD	SEARS HOLDING	PENNY PILOT
SHOO	STEVEN MADDEN LTD	NON-PENNY PILOT
SHPG	SHIRE PLC	NON-PENNY PILOT
SHW	SHERWIN WILLIAMS CO	NON-PENNY PILOT
SID	COMPANHIA SIDERURGICA	NON-PENNY PILOT
SIG	SIGNET JEWELERS LIMITED	NON-PENNY PILOT
SIGM	SIGMA DESIGNS INC	NON-PENNY PILOT
SIL	GLOBAL X SILVER MINERS	NON-PENNY PILOT
SIMO	SILICON MOTION TECHNOLOGY CP	NON-PENNY PILOT
SINA	SINA CORP	PENNY PILOT
SIRI	SIRIUS XM RADIO INC	PENNY PILOT
SIVB	SVB FINANCIAL GROUP	NON-PENNY PILOT
SIVR	ETFS SILVER TRUST	NON-PENNY PILOT
SJM	SMUCKER JM CO	NON-PENNY PILOT
SKF	PRO SHARES ULTRA FINANCIALS	PENNY PILOT
SKUL	SKULLCANDY INC	NON-PENNY PILOT
SKX	SKECHERS U S A INC	NON-PENNY PILOT
SKYW	SKYWEST, INC.	NON-PENNY PILOT
SLAB	SILICON LABORATORIES INC	NON-PENNY PILOT
SLB	SCHLUMBERGER, LTD.	PENNY PILOT
SLCA	U.S. SILICA HOLDINGS INC	NON-PENNY PILOT
SLG	SL GREEN REALTY CORP	NON-PENNY PILOT
SLM	SLM CORPORATION	PENNY PILOT
SLV	ISHARE SILVER TRUST	PENNY PILOT
SLW	SILVER WHEATON CORP	PENNY PILOT
SM	SM ENERGY COMPANY	NON-PENNY PILOT
SMG	SCOTTS MIRACLE-GRO COMPANY	NON-PENNY PILOT
SMH	VANECK VECTORS SEMICONDUCTOR ETF	NON-PENNY PILOT
SMTC	SEMTECH CORP	NON-PENNY PILOT
SN	SANCHEZ ENERGY CORPORATOIN	NON-PENNY PILOT
SNCR	SYNCHRONOSS TECH INC.	NON-PENNY PILOT
SNE	SONY CORPORATION	NON-PENNY PILOT
SNOW	INTRAWEST RESORTS HOLDINGS, INC.	NON-PENNY PILOT
SNP	CHINA PETROLEUM CHEM CORP	NON-PENNY PILOT
SNPS	SYNOPSYS INC	NON-PENNY PILOT

SNSS	SUNESIS PHARMACEUTICALS INC	NON-PENNY PILOT
SNTA	SYNTA PHARMACEUTICALS	NON-PENNY PILOT
SNV	SYNOVUS FIN CORP	NON-PENNY PILOT
SNY	SANOFI	NON-PENNY PILOT
SO	SOUTHERN COMPANY	PENNY PILOT
SODA	SODASTREAM INTERNATIONAL LTD	NON-PENNY PILOT
SOHU	SOHU.COM, INC.	NON-PENNY PILOT
SOL	RENESOLA LTD	NON-PENNY PILOT
SONC	SONIC CORP	NON-PENNY PILOT
SONS	SONUS NETWORKS INC	NON-PENNY PILOT
SPG	SIMON PROPERTY GROUP INC NEW	PENNY PILOT
SPGI	S&P GLOBAL, INC.	NON-PENNY PILOT
SPH	SUBURBAN PROPANE PARTNERS LP	NON-PENNY PILOT
SPLK	SPLUNK INC	NON-PENNY PILOT
SPLS	STAPLES INC	NON-PENNY PILOT
SPN	SUPERIOR ENERGY SVCS INC	NON-PENNY PILOT
SPPI	SPECTRUM PHARM INC	NON-PENNY PILOT
SPR	SPIRIT AEROSYS HOLD	NON-PENNY PILOT
SPWR	SUNPOWER CORPORATION	PENNY PILOT
SPXC	SPX CORPORATION	NON-PENNY PILOT
SPXL	DIREXION LARGE CAP BULL 3X	NON-PENNY PILOT
SPXS	DIREX DLY LG CAP BEAR 3X	NON-PENNY PILOT
SPXU	PROSH ULTRAPRO SH S&P 500	NON-PENNY PILOT
SPY	SPDR S&P 500 ETF	PENNY PILOT
SQ	SQUARE, INC.	NON-PENNY PILOT
SQM	SOCIEDAD QUIMICA Y MINERA	NON-PENNY PILOT
SQNM	SEQUENOM INC	PENNY PILOT
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	NON-PENNY PILOT
SRCL	STERICYCLE INC	NON-PENNY PILOT
SRDX	SURMODICS INC	NON-PENNY PILOT
SRE	SEMPRA ENERGY	NON-PENNY PILOT
SRPT	SAREPTA THERAPEUTICS INC	NON-PENNY PILOT
SRS	PRO SHARES ULTRA SHORT REAL ESTATE	PENNY PILOT
SSO	PROSHARES TRUST ULTRA S P500	PENNY PILOT
SSRI	SILVER STANDARD RESOURCES IN	NON-PENNY PILOT
SSW	SEASPAN CORP	NON-PENNY PILOT
SSYS	STRATASYS LTD	NON-PENNY PILOT
STAR	ISTAR FINANCIAL INC	NON-PENNY PILOT
STI	SUNTRUST BANKS INC	PENNY PILOT
STJ	ST JUDE MEDICAL INC	NON-PENNY PILOT
STLD	STEEL DYNAMICS INC	NON-PENNY PILOT
STMP	STAMPS COM	NON-PENNY PILOT

STO	STATOILHYDRO ASA	NON-PENNY PILOT
STR	QUESTAR CORP	NON-PENNY PILOT
STRZA	STARZ	NON-PENNY PILOT
STT	STATE STREET CORP	PENNY PILOT
STV	CHINA DIGITAL TV HOLDING	NON-PENNY PILOT
STX	SEAGATE TECHNOLOGY INC	PENNY PILOT
STZ	CONSTELLATION BRANDS INC	NON-PENNY PILOT
SU	SUNCOR ENERGY INC	PENNY PILOT
SUPN	SUPERNUS PHARMACEUTICALS INC	NON-PENNY PILOT
SVU	SUPERVALU INC	NON-PENNY PILOT
SVXY	PROSH SHORT VIX SHORT-TERM FUTURES ETF	NON-PENNY PILOT
SWC	STILLWATER MINING COMPANY	NON-PENNY PILOT
SWFT	SWIFT TRANSPORTATION COMPANY	NON-PENNY PILOT
SWHC	SMITH & WESSON HOLDING CORP	NON-PENNY PILOT
SWIR	SIERRA WIRELESS INC	NON-PENNY PILOT
SWK	STANLEY BLACK & DECKER, INC.	NON-PENNY PILOT
SWKS	SKYWORKS SOLUTIONS INC	NON-PENNY PILOT
SWN	SOUTHWESTERN ENERGY CO	PENNY PILOT
SYF	SYNCHRONY FINANCIAL	NON-PENNY PILOT
SYK	STRYKER CORPORATION	NON-PENNY PILOT
SYMC	SYMANTEC CORP.	PENNY PILOT
SYNA	SYNAPTICS INC	NON-PENNY PILOT
SYT	SYNGENTA AG	NON-PENNY PILOT
SYX	SYSTEMAX INC	NON-PENNY PILOT
SYY	SYSCO CORP	NON-PENNY PILOT
T	AT&T, INC.	PENNY PILOT
TAL	TAL INTERNATIONAL GROUP, INC.	NON-PENNY PILOT
TAP	MOLSON COORS BREWING CO	NON-PENNY PILOT
TASR	TASER INTERNATIONAL INC	NON-PENNY PILOT
TBT	PROSH ULT SH LEH 20 PLUS TYS	PENNY PILOT
TCB	TCF FINANCIAL CORP	NON-PENNY PILOT
TCK	TECK RESOURCES LIMITED	PENNY PILOT
TCS	THE CONTAINER STORE GROUP, INC.	NON-PENNY PILOT
TD	TORONTO DOMINION BANK	NON-PENNY PILOT
TDC	TERADATA CORP	NON-PENNY PILOT
TDW	TIDEWATER INC	NON-PENNY PILOT
TECD	TECH DATA CORP	NON-PENNY PILOT
TECL	DIREX DLY TECH BULL 3X SHARES	NON-PENNY PILOT
TEF	TELEFONICA S A	NON-PENNY PILOT
TEL	TE CONNECTIVITY LTD	NON-PENNY PILOT
TEN	TENNECO INC	NON-PENNY PILOT
TER	TERADYNE INC	NON-PENNY PILOT

TERP	TerraForm Power, Inc.	NON-PENNY PILOT
TEVA	TEVA PHARMACEUTICAL INDUSTRIES	PENNY PILOT
TEX	TEREX CORP NEW	NON-PENNY PILOT
TGB	TASEKO MINES LTD	NON-PENNY PILOT
TGNA	TEGNA INC	NON-PENNY PILOT
TGT	TARGET CORPORATION	PENNY PILOT
THC	TENET HEALTHCARE CORP	NON-PENNY PILOT
THLD	THRESHOLD PHARMA INC	NON-PENNY PILOT
THO	THOR INDUSTRIES INC	NON-PENNY PILOT
TIF	TIFFANY & COMPANY	PENNY PILOT
TITN	TITAN MACHINERY INC	NON-PENNY PILOT
TIVO	TIVO INC	PENNY PILOT
TJX	TJX COMPANIES INC NEW	NON-PENNY PILOT
TK	TEEKAY CORPORATION	NON-PENNY PILOT
TLN	TALEN ENERGY CORPORATION	NON-PENNY PILOT
TLRD	TAILORED BRANDS, INC.	NON-PENNY PILOT
TLT	ISHARES BARCLAYS 20+YR TREA BD	PENNY PILOT
TM	TOYOTA MOTOR CORP	PENNY PILOT
TMO	THERMO FISHER SCIENTIFIC INC	NON-PENNY PILOT
TMUS	T-MOBILE US, INC.	PENNY PILOT
TMV	DIREX DAILY 20 PLUS YR TR BEAR 3X	NON-PENNY PILOT
TNA	DIREXION SMALL CAPP BULL 3X	PENNY PILOT
TNP	TSAKOS ENERGY NAVIGATION LTD	NON-PENNY PILOT
TOL	TOLL BROTHERS INC	NON-PENNY PILOT
TOT	TOTAL S A	NON-PENNY PILOT
TPC	TUTOR PERINI CORP	NON-PENNY PILOT
TPH	TRI POINTE HOMES, INC.	NON-PENNY PILOT
TPX	TEMPUR-PEDIC INT'L INC	NON-PENNY PILOT
TQQQ	PROSHARES ULTRAPRO QQQ	NON-PENNY PILOT
TRGP	TARGA RESOURCES CORP.	NON-PENNY PILOT
TRIP	TRIPADVISOR INC	NON-PENNY PILOT
TRMB	TRIMBLE NAV LTD LTD	NON-PENNY PILOT
TRN	TRINITY INDUSTRIES INC	NON-PENNY PILOT
TROV	TROVAGENE INC	NON-PENNY PILOT
TROW	T ROWE PRICE GROUP INC	NON-PENNY PILOT
TROX	TRONOX INC	NON-PENNY PILOT
TRP	TRANSCANADA CORPORATION	NON-PENNY PILOT
TRQ	TURQUOISE HILL RESOURCES, LTD.	NON-PENNY PILOT
TRV	THE TRAVELERS COMPANIES	NON-PENNY PILOT
TRX	TANZANIAN ROYALTY EXPL CP	NON-PENNY PILOT
TRXC	TRANSENTERIX, INC.	NON-PENNY PILOT
TS	TENARIS S A	NON-PENNY PILOT

TSCO	TRACTOR SUPPLY CO	NON-PENNY PILOT
TSEM	TOWER SEMICONDUCTOR, LTD.	NON-PENNY PILOT
TSL	TRINA SOLAR LIMITED	PENNY PILOT
TSLA	TESLA MOTROS INC	PENNY PILOT
TSM	TAIWAN SEMICONDUCTOR MFG CO	NON-PENNY PILOT
TSN	TYSON FOODS INC	NON-PENNY PILOT
TSO	TESORO CORPORATION	PENNY PILOT
TSRA	TESSERA TECHNOLOGIES INC	NON-PENNY PILOT
TTEC	TELETECH HOLDINGS INC	NON-PENNY PILOT
TTM	TATA MOTORS LTD	NON-PENNY PILOT
TTWO	TAKE TWO INTERACTIVE SOFTWARE INC	NON-PENNY PILOT
TV	GRUPO TELEVISA	NON-PENNY PILOT
TVIA	TERRAVIA HOLDINGS, INC.	NON-PENNY PILOT
TWM	PROSHARES ULTRA SH 2000	NON-PENNY PILOT
TWO	TWO HARBORS INVESTMENT CORP	NON-PENNY PILOT
TWTR	TWITTER, INC.	PENNY PILOT
TWX	TIME WARNER INC.	PENNY PILOT
TX	TERNIUM SA	NON-PENNY PILOT
TXN	TEXAS INSTRUMENTS, INC.	PENNY PILOT
TXT	TEXTRON INC	PENNY PILOT
TYC	TYCO INTL LTD.	PENNY PILOT
TZA	DIREX DLY SMALL CAP BEAR 3X	PENNY PILOT
TZOO	TRAVELZOO INC	NON-PENNY PILOT
UA	UNDER ARMOUR INC	NON-PENNY PILOT
UAC	UNDER ARMOUR, INC. CLASS C COMM	NON-PENNY PILOT
UAL	UAL CORPORATION NEW	PENNY PILOT
UBNT	UBIQUITI NETWORKS INC	NON-PENNY PILOT
UCO	PROSHS ULTRA DJ-AIG CRUD OIL	NON-PENNY PILOT
UDN	PWR SH DB US $ IND BEAR FD	NON-PENNY PILOT
UEPS	NET 1 UEPS TECHNOLOGIES	NON-PENNY PILOT
UFS	DOMTAR INC	NON-PENNY PILOT
UGL	PRO SHARES ULTRA GOLD	NON-PENNY PILOT
UHS	UNIVERSAL HEALTH SVR INC	NON-PENNY PILOT
UIS	UNISYS CORP	NON-PENNY PILOT
UL	UNILEVER PLC NEW	NON-PENNY PILOT
ULTA	ULTA SALON, COSM&FRAG INC	NON-PENNY PILOT
UN	UNILEVER NV NEW	NON-PENNY PILOT
UNFI	UNITED NATURAL FOODS INC	NON-PENNY PILOT
UNG	UNITED STATES NAT GAS FUND	PENNY PILOT
UNH	UNITEDHEALTH GROUP INC.	PENNY PILOT
UNM	UNUM GROUP	NON-PENNY PILOT
UNP	UNION PACIFIC CORP	PENNY PILOT

UNT	UNIT CORP	NON-PENNY PILOT
UNTD	UNITED ONLINE INC	NON-PENNY PILOT
UNXL	UNI-PIXEL INC	NON-PENNY PILOT
UPRO	PROSHARES ULTRAPRO S&P 500	NON-PENNY PILOT
UPS	UNITED PARCEL SERVICES, INC.	PENNY PILOT
URBN	URBAN OUTFITTERS INC	NON-PENNY PILOT
URE	PROSHARES ULTRA REAL ESTATE	PENNY PILOT
URI	UNITED RENTALS INC	NON-PENNY PILOT
USB	U.S. BANCORP	PENNY PILOT
USFD	US FOODS HOLDING CORP.	NON-PENNY PILOT
USG	USG CORPORATION	NON-PENNY PILOT
USO	UNITED STATES OIL FUND	PENNY PILOT
UTHR	UNITED THERAPEUTICS CORPORATION	NON-PENNY PILOT
UTX	UNITED TECHNOLOGIES CORP.	PENNY PILOT
UUP	PWR SHARES DB US IND BULL FD	PENNY PILOT
UVV	UNIVERSAL CORP VA	NON-PENNY PILOT
UVXY	PROSHARES ULTRA VIX SHORT TERM	PENNY PILOT
UWM	PROSHARES ULTRA RUSSEL 2000	NON-PENNY PILOT
UYG	PROSHARES ULTRA FINANCIALS	PENNY PILOT
UYM	PROSHARES ULTRA BASIC MATERI	NON-PENNY PILOT
V	VISA INC	PENNY PILOT
VA	VIRGIN AMERICA	NON-PENNY PILOT
VALE	VALE S A	PENNY PILOT
VAR	VARIAN MEDICAL SYSTEMS INC	NON-PENNY PILOT
VC	VISTEON CORP	NON-PENNY PILOT
VDSI	VASCO DATA SECURITY INTL INC	NON-PENNY PILOT
VECO	VEECO INSTRUMENTS INC	NON-PENNY PILOT
VEEV	VEEVA SYSTEMS, INC.	NON-PENNY PILOT
VER	VEREIT, INC.	NON-PENNY PILOT
VFC	VF CORP	NON-PENNY PILOT
VGK	VANGUARD FTSE EUROPE ETF	NON-PENNY PILOT
VHC	VIRNETX HOLDING CORP	NON-PENNY PILOT
VIAB	VIACOM, INC. (CL B)	NON-PENNY PILOT
VIAV	VIAVI SOLUTIONS	PENNY PILOT
VICL	VICAL, INC.	NON-PENNY PILOT
VIPS	VIPSHOP HOLDINGS LTD	NON-PENNY PILOT
VIXY	PROSHARES VIX SHORT-TERM FUTURES ETF	NON-PENNY PILOT
VJET	VOXELJET AG ADS	NON-PENNY PILOT
VLO	VALERO ENERGY CORP.	PENNY PILOT
VLY	VALLEY NATL BANCORP	NON-PENNY PILOT
VMC	VULCAN MATERIALS CO	NON-PENNY PILOT
VMW	VMWARE	NON-PENNY PILOT

VNDA	VANDA PHARMACEUTICALS INC	NON-PENNY PILOT
VNET	21VIANET GROUP INC	NON-PENNY PILOT
VNO	VORNADO REALTY TRUST	NON-PENNY PILOT
VNQ	VANGUARD REIT ETF	NON-PENNY PILOT
VNR	VANGUARD NATURAL RESOURCES, LLC	NON-PENNY PILOT
VOD	VODAFONE GROUP PLC	PENNY PILOT
VRA	VERA BRADLEY, INC.	NON-PENNY PILOT
VRSN	VERISIGN, INC.	PENNY PILOT
VRTX	VERTEX PHARMACEUTICALS	NON-PENNY PILOT
VRX	VALEANT PHARMACEUTICALS INTERNATIONAL, INC.	PENNY PILOT
VSH	VISHAY INTERTECHNOLOGY INC	NON-PENNY PILOT
VSLR	VIVINT SOLAR, INC.	NON-PENNY PILOT
VTL	VITAL THERAPIES, INC.	NON-PENNY PILOT
VTR	VENTAS, INC.	NON-PENNY PILOT
VVUS	VIVUS INC	PENNY PILOT
VWO	VANGUARD MSCI EMRG MKTS ETF	NON-PENNY PILOT
VXX	IPATH S&P 500 VIX SHORT TERM FUTURES	PENNY PILOT
VXZ	IPATH S&P 500 VIX MT FUTURES ETN	NON-PENNY PILOT
VZ	VERIZON COMMUNICATIONS	PENNY PILOT
W	WAYFAIR, INC.	NON-PENNY PILOT
WAC	WALTER INVT MGMT CORP	NON-PENNY PILOT
WAT	WATERS CORP	NON-PENNY PILOT
WB	WEIBO CORP	NON-PENNY PILOT
WBA	WALGREENS BOOTS ALLIANCE, INC.	PENNY PILOT
WBAI	500.COM LIMITED	NON-PENNY PILOT
WBMD	WEBMD HEALTH CORP	NON-PENNY PILOT
WCC	WESCO INTERNATIONAL INC	NON-PENNY PILOT
WCG	WELLCARE HEALTH PLANS INC	NON-PENNY PILOT
WDAY	WORKDAY INC	NON-PENNY PILOT
WDC	WESTERN DIGITAL CORPORATION	PENNY PILOT
WEN	THE WENDY'S COMPANY	NON-PENNY PILOT
WETF	WISDOMTREE INVESTMENTS, INC.	NON-PENNY PILOT
WFC	WELLS FARGO & CO	PENNY PILOT
WFM	WHOLE FOODS MARKET INC	PENNY PILOT
WFT	WEATHERFORD INTERNATIONAL INC	PENNY PILOT
WGO	WINNEBAGO INDS INC	NON-PENNY PILOT
WHR	WHIRLPOOL CORPORATION	PENNY PILOT
WIN	WINDSTREAM CORP	PENNY PILOT
WIRE	ENCORE WIRE CORP	NON-PENNY PILOT
WIT	WIPRO LTD	NON-PENNY PILOT
WLB	WESTMORELAND COAL CO.	NON-PENNY PILOT
WLK	WESTLAKE CHEMICAL CORP	NON-PENNY PILOT

WLL	WHITING PETROLEUM CORP	NON-PENNY PILOT
WM	WASTE MANAGEMENT INC	NON-PENNY PILOT
WMB	WILLIAMS COMPANIES, INC.	PENNY PILOT
WMT	WAL-MART STORES, INC.	PENNY PILOT
WNR	WESTERN REFINING	NON-PENNY PILOT
WOOF	VCA ANTECH INC	NON-PENNY PILOT
WOR	WORTHINGTON INDS INC	NON-PENNY PILOT
WPRT	WESTPORT FUEL SYSTEMS INC	NON-PENNY PILOT
WPZ	WILLIAMS PARTNERS L.P.	NON-PENNY PILOT
WSM	WILLIAMS SONOMA INC	NON-PENNY PILOT
WTI	W T OFFSHORE INC	NON-PENNY PILOT
WTR	AQUA AMERICA INC	NON-PENNY PILOT
WTW	WEIGHT WATCHERS INTERNATIONAL INC	NON-PENNY PILOT
WU	WESTERN UNION CO THE	NON-PENNY PILOT
WUBA	58.COM, INC.	NON-PENNY PILOT
WWAV	WHITEWAVE FOODS CO	NON-PENNY PILOT
WWE	WORLD WRESTLING ENTERTAINMENT, INC.	NON-PENNY PILOT
WY	WEYERHAEUSER CO	NON-PENNY PILOT
WYN	WYNDHAM WORLDWIDE CORP	NON-PENNY PILOT
WYNN	WYNN RESORTS LTD	PENNY PILOT
X	UNITED STATES STEEL CORP	PENNY PILOT
XBI	SPDR S&P BIOTECH ETF	NON-PENNY PILOT
XCO	EXCO RESOURCES INC	NON-PENNY PILOT
XEC	CIMAREX ENERGY CO	NON-PENNY PILOT
XEL	XCEL ENERGY INCORPORATED	NON-PENNY PILOT
XHB	SPDR SER TR SP HOMEBUILDERS	PENNY PILOT
XL	XL GROUP PLC	PENNY PILOT
XLB	SPDR FD MATERIALS SELECT SECT	PENNY PILOT
XLE	ENERGY SELECT SECTOR SPDR	PENNY PILOT
XLF	FINANCIAL SELECT SECTOR SPDR FUND	PENNY PILOT
XLI	SPDR FD INDUSTRIAL	PENNY PILOT
XLK	SPDR FD TECHNOLOGY	PENNY PILOT
XLNX	XILINX INC	PENNY PILOT
XLP	SPDR FD CONSUMER STAPLES	PENNY PILOT
XLU	SPDR FD UTILITIES	PENNY PILOT
XLV	SPDR FD HLTHCARE SELECT	PENNY PILOT
XLY	SELECT SCTR SPDR FD CONS DISCR	PENNY PILOT
XME	SPDR SER TR S&P METALS & MINING	PENNY PILOT
XNPT	XENOPORT	NON-PENNY PILOT
XOM	EXXON MOBIL CORP	PENNY PILOT
XOMA	XOMA CORPORATION	NON-PENNY PILOT
XON	INTREXON CORPORATION	NON-PENNY PILOT

XONE	EXONE COMPANY	NON-PENNY PILOT
XOP	SPDR SER TR S&P OIL & GAS EXP & PROD	PENNY PILOT
XPO	XPO LOGISTICS	NON-PENNY PILOT
XRA	EXETER RESOURCES CORP	NON-PENNY PILOT
XRAY	DENTSPLY INTL INC NEW	NON-PENNY PILOT
XRT	SPDR S P RETAIL	PENNY PILOT
XRX	XEROX CORP	PENNY PILOT
YCS	PROSHARES ULTRASHORT YEN	NON-PENNY PILOT
YELP	YELP INCORPORATED	NON-PENNY PILOT
YGE	YINGLI GREEN ENERGY	NON-PENNY PILOT
YHOO	YAHOO! INC.	PENNY PILOT
YNDX	YANDEX N.V. CL A	NON-PENNY PILOT
YPF	YPF SOCIODAD ANONIMA	NON-PENNY PILOT
YRCW	YRC WORLDWIDE, INC.	PENNY PILOT
YUM	YUM BRANDS INC	PENNY PILOT
YY	YY, INC.	NON-PENNY PILOT
Z	ZILLOW GROUP, INC. CLASS C	NON-PENNY PILOT
ZAGG	ZAGG INCORPORATED	NON-PENNY PILOT
ZBH	ZIMMER BIOMET HOLDINGS INC	NON-PENNY PILOT
ZBRA	ZEBRA TECH CORP	NON-PENNY PILOT
ZG	ZILLOW GROUP, INC.	NON-PENNY PILOT
ZION	ZIONS BANCORP	PENNY PILOT
ZIOP	ZIOPHARM ONCOLOGY INC	NON-PENNY PILOT
ZNGA	ZYNGA INC	PENNY PILOT
ZOES	ZOE'S KITCHEN, INC.	NON-PENNY PILOT
ZSL	PROSHARES ULTRASHORT SILVER	NON-PENNY PILOT
ZTS	ZOETIS INC	NON-PENNY PILOT
ZUMZ	ZUMIEZ INC	NON-PENNY PILOT